As filed with the Securities and Exchange Commission on May 30, 2012.
Registration Statement No. 333-177259
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARMSTRONG ENERGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1221	20-8015664
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

7733 Forsyth Boulevard, Suite 1625
St. Louis, Missouri 63105
(314) 721-8202
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin D. Wilson
Armstrong Energy, Inc.
7733 Forsyth Boulevard, Suite 1625
St. Louis, Missouri 63105
(314) 721-8202
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

David W. Braswell, Esq.	D. Rhett Brandon, Esq.
Armstrong Teasdale LLP	Simpson Thacher & Bartlett LLP
7700 Forsyth Boulevard, Suite 1800	425 Lexington Avenue
St. Louis, Missouri 63105	New York, New York 10017
(314) 552-6631	(212) 455-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement is declared effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MAY 30, 2012

           Shares

ARMSTRONG ENERGY, INC.

Common Stock

This is the initial public offering of our common stock. We are offering      shares of our common stock, par value $0.01 per share. No public market currently exists for our common stock. We currently expect the initial public offering price to be between $      and $      per share.

We have applied to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ARMS.” There is no assurance that this application will be approved. We are an “emerging growth company”, as such term is defined in Section 2(a)(19) of the Securities Act of 1933, as amended.

Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 18 for a discussion of certain risk factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this registration statement. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Offering proceeds to Armstrong Energy, Inc. before expenses	$	$

The underwriters have an option exercisable within 30 days from the date of this prospectus to purchase up to          additional shares of common stock from us at the public offering price, less the underwriting discount. The shares of common stock issuable upon exercise of the underwriters’ over-allotment option have been registered under the registration statement of which this prospectus forms a part.

The underwriters expect to deliver the shares against payment in New York, New York on or about          , 2012.

Raymond James	FBR
Stifel Nicolaus Weisel

Prospectus, dated          , 2012

UNION
WEBSTER
OHIO RIVER
TRADEWATER RIVER
OHIO
MUHLENBERG
ARMSTRONG ENERGY PLANT & DOCK
EAST FORK / KRONOS MINE
MIDWAY MINE
MIDWAY PLANT & RAIL LOADOUT
MADDOX MINE
EQUALITY BOOT MINE
LEWIS CREEK MINE
PARKWAY MINE
PARKWAY PLANT
GREEN RIVER
KENTUCKY

ARMSTRONG
COAL COMPANY

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are only offering to sell, and only seeking offers to buy, the common stock in jurisdictions where offers and sales are permitted.

The information contained in this prospectus is accurate and complete only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock by us or the underwriters. Our business, financial condition, results of operations and prospectus may have changed since that date.

Market data used in this prospectus has been obtained from independent industry sources and publications, as well as from research reports prepared for other purposes. The information in these reports represents the most recently available data from the relevant sources and publications and we believe remains reliable. We engaged Weir International, Inc., an independent mining and geological consultant, to prepare a report regarding estimates of our proven and probable coal reserves at December 31, 2011. In addition, we pay a subscription fee to Wood Mackenzie to obtain access to pre-prepared reports. Except with respect to payment for Weir International, Inc.’s services in this regard and the subscription fee paid to Wood Mackenzie, we did not fund and are not otherwise affiliated with any of the sources cited in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 18 of this prospectus and the financial statements and related notes thereto included elsewhere in this prospectus.

As used in this prospectus, unless the context otherwise requires or indicates, references to the “Company,” “we,” “our,” and “us” are to Armstrong Energy, Inc., Armstrong Resource Partners, L.P. and their respective subsidiaries taken as a whole, after giving effect to the Reorganization referred to herein. References to “Armstrong Resource Partners” are to Armstrong Resource Partners, L.P. and its subsidiaries taken as a whole. References to “Armstrong Energy” are to Armstrong Energy, Inc. and its subsidiaries, and do not include Armstrong Resource Partners.

A subsidiary of Armstrong Energy, Inc. is the general partner of, and owns a 0.3% equity interest in, Armstrong Resource Partners. By virtue of Armstrong Energy, Inc.’s control of the general partner of Armstrong Resource Partners, the results of Armstrong Resource Partners are consolidated in our historical consolidated financial statements contained herein.

As described more fully below, concurrently with the offering of common stock of Armstrong Energy, Inc. being made pursuant to this prospectus, Armstrong Resource Partners is engaging in an offering of its limited partnership units. This prospectus relates solely to the offering of the common stock of Armstrong Energy, Inc. and does not relate to the concurrent offering by Armstrong Resource Partners, which will be made by a separate prospectus.

About the Company

We are a diversified producer of low chlorine, high sulfur thermal coal from the Illinois Basin, with both surface and underground mines. We market our coal primarily to electric utility companies as fuel for their steam-powered generators. Based on 2011 production, we are the sixth largest producer in the Illinois Basin and the second largest in Western Kentucky. We were formed in 2006 to acquire and develop a large coal reserve holding. We commenced production in the second quarter of 2008 and currently operate seven mines, including five surface and two underground, and are seeking permits for three additional mines. We control approximately 326 million tons of proven and probable coal reserves. Our reserves and operations are located in the Western Kentucky counties of Ohio, Muhlenberg, Union and Webster. We also own and operate three coal processing plants which support our mining operations. The location of our coal reserves and operations, adjacent to the Green and Ohio Rivers, together with our river dock coal handling and rail loadout facilities, allow us to optimize our coal blending and handling, and provide our customers with rail, barge and truck transportation options. From our reserves, we mine coal from multiple seams which, in combination with our coal processing facilities, enhances our ability to meet customer requirements for blends of coal with different characteristics.

Our revenue has increased from zero in 2007 to $299.3 million in 2011, which we achieved despite a period of recession-driven declines in U.S. demand for coal and a challenging environment in the credit markets. For the year ended December 31, 2011, we generated operating income of $7.9 million and Adjusted EBITDA of $41.0 million. Our operating income and Adjusted EBITDA for the three months ended March 31, 2012 was $2.8 million and $11.9 million, respectively. Adjusted EBITDA is a non-GAAP financial measure which represents net income (loss) before net interest expense, income taxes, depreciation, depletion and amortization, non-cash stock compensation expense, non-cash charges related to non-recourse notes, gain on deconsolidation and gain on extinguishment of debt. For these purposes, “GAAP” refers to U.S. generally accepted accounting principles. Please see “— Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data” for a reconciliation of Adjusted EBITDA to net income (loss).

For the year ended December 31, 2011, we produced 6.6 million tons of coal, with seven mines in operation. During the three months ended March 31, 2012, we produced 2.2 million tons of coal, with seven mines in operation. We currently expect a significant increase in our production for 2012 compared to 2011. We are contractually committed to sell 8.3 million tons of coal in 2012 and 7.1 million tons of coal in 2013, which represents 95% and 71% of our expected total coal sales in 2012 and 2013, respectively. The following table summarizes our mines, our 2011 production and our coal reserves as of December 31, 2011:

										Quality Specifications
		Clean Recoverable Tons				Production				(As Received)(2)
		(Proven and Probable				Year		Year			SO2
		Reserves)(1)				Ended		Ended		Heat	Content
Mines	Mining	Proven	Probable			December 31,		December 31,		Value	(Lbs/	Ash
(Commenced Operations)	Method(3)	Reserves	Reserves	Total		2010		2011		(Btu/Lb)	MMBtu)	(%)
		(In thousands)				(Tons in thousands)

Active mines
Midway (July 2008)	S	19,377	1,427	20,805	(4)	1,614.8		1,589.2		11,315	4.8	10.0
Parkway (April 2009)	U	7,535	5,434	12,969	(4)	1,485.9		1,491.9		11,931	4.4	7.1
East Fork (June 2009)(5)	S	2,287	550	2,837	(4)	1,641.1		745.9		11,136	7.6	11.2
Equality Boot (September 2010)	S	21,841	1,151	22,992	(6)	330.8		1,916.8		11,587	5.7	8.8
Lewis Creek (June 2011)	S	6,160	101	6,261	(4)	—		474.9		11,420	4.0	9.5
Kronos (September 2011)(7)	U	18,810	2,995	21,805		—		—	(8)	11,792	4.5	7.6
Maddox (November 2011)	S	512	—	512	(4)	—		24.9		11,315	4.8	10.0

Total active mines		76,522	11,658	88,181		5,072.6		6,243.6

Additional reserves
Lewis Creek(7)	U	18,810	2,995	21,805						11,792	4.5	7.6
Ken	S	17,166	3,854	21,020	(4)					11,809	5.0	7.5
Union/Webster	U	44,009	76,799	120,809						12,145	4.4	8.2
Other	S/U	58,955	15,011	73,964	(9)	572.1	(10)	398.8	(10)	11,300	4.5	8.0

Total additional reserves		138,940	98,659	237,598

Total		215,462	110,317	325,779		5,644.7		6,642.4

(1)	For surface mines, clean recoverable tons are based on a 90% mining recovery, preparation plant yield at 1.55 specific gravity and a 95% preparation plant efficiency. For underground mines other than Union/Webster Counties, clean recoverable tons are based on a 50% mining recovery, preparation plant yield at 1.55 specific gravity and a 95% preparation plant efficiency. For Union/Webster Counties, clean recoverable tons are based on a 50% mining recovery, preparation plant yield at 1.60 specific gravity and a 95% preparation plant efficiency. “Proven and probable reserves” refers to coal that can be economically extracted or produced at the time of the reserve determination.

(2)	Quality specifications displayed on an “as received” basis, assuming 11% moisture. If derived from multiple seams, data represents an average.

(3)	U = Underground; S = Surface

(4)	Of these reserves, 39.45% of the interests controlled by Armstrong Energy were leased from Armstrong Resource Partners as of December 31, 2011.

(5)	Warden and Kronos pits. Production at the Kronos pit ceased in August 2011.

(6)	Of these reserves, 39.45% of the interests controlled by Armstrong Energy were leased from Armstrong Resource Partners as of December 31, 2011. Includes approximately 0.3 million tons related to reserves for which we own or lease a 50% or more partial joint interest and royalties on extractions may be payable to other owners.

(7)	Based on internal estimates, recoverable reserves are split evenly among the three mines that will produce coal from the underground properties and coal reserves located in Ohio County, Kentucky that are owned by Armstrong Resource Partners and leased to Armstrong Energy (the “Elk Creek Reserves”).

(8)	The Kronos mine produced approximately 0.2 million tons of coal in 2011, but the production was capitalized and not included in our results of operations because the mine was still in the developmental phase.

(9)	Of these reserves, 39.45% of the interests controlled by Armstrong Energy were leased from Armstrong Resource Partners as of December 31, 2011. Includes approximately 1.9 million tons related to reserves for which we own or lease a 50% or more partial joint interest and royalties on extractions may be payable to other owners.

(10)	Includes production from our Big Run mine, which ceased production in October 2011.

The following table shows the ownership status of our reserves by mine:

	Clean Recoverable Tons (Proven and Probable
Mines	Reserves)(1)
(Commenced Operations)	Owned	Leased	Total
	(In thousands)

Active mines
Midway (July 2008)	20,805	—	20,805	(2)
Parkway (April 2009)	2,326	10,643	12,969	(2)
East Fork (June 2009)(3)	2,193	645	2,837	(2)
Equality Boot (September 2010)	22,992	—	22,992	(4)
Lewis Creek (surface) (June 2011)	6,261	—	6,261	(2)
Kronos (September 2011)(5)	20,630	1,175	21,805
Maddox (November 2011)	512	—	512	(2)

Total active mines	75,719	12,463	88,181

Additional reserves
Lewis Creek(5)	20,630	1,175	21,805
Ken	21,020	—	21,020	(2)
Union/Webster Counties	3,077	117,732	120,809
Other	56,057	17,907	73,964	(6)

Total additional reserves	100,784	136,814	237,598

Total	176,503	149,277	325,779

(1)	For surface mines, clean recoverable tons are based on a 90% mining recovery, preparation plant yield at 1.55 specific gravity and a 95% preparation plant efficiency. For underground mines other than Union/Webster Counties, clean recoverable tons are based on a 50% mining recovery, preparation plant yield at 1.55 specific gravity and a 95% preparation plant efficiency. For Union/Webster Counties, clean recoverable tons are based on a 50% mining recovery, preparation plant yield at 1.60 specific gravity and a 95% preparation plant efficiency. “Proven and probable reserves” refers to coal that can be economically extracted or produced at the time of the reserve determination.

(2)	Of these reserves, 39.45% of the interests controlled by Armstrong Energy were leased from Armstrong Resource Partners as of December 31, 2011.

(3)	Warden and Kronos pits. Production at the Kronos pit ceased in August 2011.

(4)	Of these reserves, 39.45% of the interests controlled by Armstrong Energy were leased from Armstrong Resource Partners as of December 31, 2011. Includes approximately 0.3 million tons related to reserves for which we own or lease a 50% or more partial joint interest and royalties on extractions may be payable to other owners.

(5)	Based on internal estimates, recoverable reserves are split evenly among the three mines that comprise the Elk Creek Reserves.

(6)	Of these reserves, 39.45% of the interests controlled by Armstrong Energy were leased from Armstrong Resource Partners as of December 31, 2011. Includes approximately 1.9 million tons related to reserves for which we own or lease a 50% or more partial joint interest and royalties on extractions may be payable to other owners.

On March 30, 2012, Armstrong Energy transferred an 11.36% undivided interest in certain of its land and mineral reserves to Armstrong Resource Partners in exchange for aggregate consideration of $25.7 million. This increased Armstrong Resource Partners’ interest in certain properties of Armstrong Energy to 50.81%. See “— Recent Developments.”

About Armstrong Resource Partners

Our affiliate, Armstrong Resource Partners, was formed to manage and lease coal properties and collect royalties in the Western Kentucky region of the Illinois Basin. Armstrong Energy holds a 0.3% equity interest in Armstrong Resource Partners through a wholly-owned subsidiary, Elk Creek GP, LLC (“Elk Creek GP”), which is the general partner of Armstrong Resource Partners. The outstanding limited partnership interests (“common units”)

of Armstrong Resource Partners, representing 98.36% of its common units, are owned by investment funds managed by Yorktown Partners LLC (collectively, “Yorktown”). Armstrong Energy is majority-owned by Yorktown. As of December 31, 2011, of our total controlled reserves of 326 million tons, 65 million tons (20%) are owned 100% by Armstrong Resource Partners, and 140 million tons (43%) are held by Armstrong Energy and Armstrong Resource Partners as joint tenants in common with 49.19% and 50.81% interests, respectively.

Armstrong Energy has entered into lease agreements with Armstrong Resource Partners pursuant to which Armstrong Resource Partners granted Armstrong Energy leases to its 50.81% undivided interest in the mining properties described above and licenses to mine coal on those properties. Armstrong Energy is obligated to pay Armstrong Resource Partners a production royalty equal to 7% of the sales price of the coal which Armstrong Energy mines from the properties, which at the option of Armstrong Energy can be deferred under circumstances which give Armstrong Resource Partners the right to acquire additional reserves from Armstrong Energy.

Armstrong Resource Partners has also entered into a lease and sublease agreement with Armstrong Energy relating to our Elk Creek Reserves and granted Armstrong Energy a license to mine coal on those properties. The terms of this agreement mirror those of the lease agreements described above. Armstrong Energy has paid $12 million of advance royalties under the lease, which are recoupable against production royalties.

Based upon our current estimates of production for 2012, we anticipate that Armstrong Energy will owe royalties to Armstrong Resource Partners under the above-mentioned license and lease arrangements of approximately $14.8 million in 2012, of which $5.6 million will be recoupable against the advance royalty payment referred to above.

See “Business — About Armstrong Resource Partners” for additional information about Armstrong Resource Partners.

Concurrent Offering

Concurrent with this offering of common stock, Armstrong Resource Partners is offering common units pursuant to a separate initial public offering (the “Concurrent ARP Offering”). Armstrong Energy indirectly holds a 0.3% equity interest in Armstrong Resource Partners. See “Business — Our Organizational History.” If the Concurrent ARP Offering and the related transactions between Armstrong Energy and Armstrong Resource Partners are completed, we expect to receive the net proceeds of the Concurrent ARP Offering and to transfer to Armstrong Resource Partners additional undivided interests in reserves controlled jointly by Armstrong Energy and Armstrong Resources Partners. See “— Corporate Structure” and “Certain Relationships and Related Party Transactions — Concurrent Transactions with Armstrong Resource Partners.” We expect to apply any proceeds received by Armstrong Energy from these transactions to repay borrowings under our Senior Secured Credit Facility and to use any amounts not so applied for working capital. While Armstrong Resource Partners intends to consummate the Concurrent ARP Offering simultaneously with this offering of common stock, the completion of this offering is not subject to the completion of the Concurrent ARP Offering and the completion of the Concurrent ARP Offering is not subject to the completion of this offering. This description and other information in this prospectus regarding the Concurrent ARP Offering is included in this prospectus solely for informational purposes. Nothing in this prospectus should be construed as an offer to sell, nor the solicitation of an offer to buy, any common units of Armstrong Resource Partners.

Coal Industry Overview

According to the U.S. Department of Energy’s Energy Information Administration (“EIA”), the U.S. coal industry produced approximately 1.1 billion tons of coal in 2011, a substantial majority of which was sold by U.S. coal producers to operators of electricity generation plants. Coal-fired electricity generation is the largest component of total world electricity generation. The following market dynamics and trends currently impact thermal coal consumption and production in the United States and are reshaping competitive advantages for coal producers.

•	Stable long-term outlook for U.S. thermal coal market. According to the EIA, coal-fired electricity generation accounted for approximately 42% of all electricity generation in the United States in 2011. On a long-term basis, coal continues to be the lowest cost fossil fuel source of energy for electric power generation. Despite recent increases in generation from natural gas, as well as federal and state subsidies for the construction and operation of renewable energy, the EIA projects that coal-fired generation will continue to remain the largest single source of electricity generation in 2035, at 39% of total generation by 2035, compared to approximately 42% during 2011.

•	Increasing demand for coal produced in the Illinois Basin. According to Wood Mackenzie, a leading commodities consultancy, demand for coal produced from the Illinois Basin is expected to grow by 48% from 2010 through 2015 and by 108% from 2010 through 2030. We believe this is due to a combination of factors including:

è	Significant expansion of scrubbed coal-fired electricity generating capacity. The EIA forecasts a 12% increase in flue gas desulfurization (“FGD”) installed on the coal-fired generation fleet from 199 gigawatts in 2010 to 222 gigawatts, or 70% of all U.S. coal-fired capacity in the electric sector, by 2035 as electricity generation operators invest in retrofit emissions reduction technology to comply with new U.S. Environmental Protection Agency (“EPA”) regulations under the Cross-State Air Pollution Rule and the new mercury and air toxics standards (“MATS”) for power plants. Currently, the EIA estimates that approximately 63% of all U.S. coal-fired generation operating or under construction has FGD technology installed. Illinois Basin coal generally has a higher sulfur content per ton than coal produced in other regions. However, we believe that FGD utilization will enable operators to use the most competitively priced coal (on a delivered cents per million Btu basis) irrespective of sulfur content, and thus lead to a strong increase in demand for Illinois Basin coal.

è	Declines in Central Appalachian thermal coal production. Wood Mackenzie forecasts that production of Central Appalachian thermal coal will continue to decline, falling from 115 million tons in 2011 to 64 million tons in 2015, due to reserve depletion, regulatory-driven decreases in Central Appalachian surface thermal coal production and more difficult geological conditions. These factors are expected to result in significantly higher mining costs and prices for Central Appalachian thermal coal. We believe this will lead to an increase in demand for thermal coal from the Illinois Basin due to its comparatively lower delivered cost to the major Eastern U.S. utilities who are currently the principal users of thermal coal from Central Appalachia.

è	Growing demand for seaborne thermal coal. Global trade in thermal coal accounted for nearly 70% of all global coal exports in 2011 and is projected to rise from 921 million tons in 2011 to 1.1 billion tons by 2017. We believe that limitations on existing global export coal supply, infrastructure constraints, relative exchange rates, coal quality and cost structure could create significant thermal coal export opportunities for U.S. coal producers, including Illinois Basin coal producers, particularly those similar to us with transportation access to both the Mississippi River and to rail connecting to Louisiana export terminals. In addition, we believe that certain domestic users of U.S. thermal coal will need to seek alternative sources of domestic supply as an increasing amount of domestic coal is sold in global export markets.

Strategy

Our primary business strategy is to maximize returns to our stockholders. Key components of this strategy include the following:

•	Maintain safe mining operations and comply with environmental standards. We consider safety to be our greatest operational priority. For the period January 1, 2011 through December 31, 2011, our underground and surface mines had non-fatal days lost incidence rates that were 50% and 100%, respectively, below the national averages for the same period. Non-fatal days lost incidence rate is an industry standard used to describe occupational injuries that result in the loss of one or more days from an employee’s scheduled work. We intend to maintain programs and policies designed to enable us to remain among the safest coal operations in the industry. We also intend to continue to implement responsible, effective environmental practices throughout our operations and reclamation activities.

•	Continue to grow our production. We intend to continue to increase our coal production in the coming years to satisfy what we believe will be an increasing demand for Illinois Basin coal. We will seek to support production growth by executing mining plans for our existing undeveloped reserves and by opportunistically acquiring additional coal reserves that are located near our current mining operations or otherwise offer the potential for efficient and economical development of low-cost production to serve our primary market area. We commenced production at Lewis Creek in June 2011, at our Kronos underground mining operation in September 2011 and at our Maddox mine in November 2011, and currently expect that our 2012 production will be approximately 8.7 million tons, compared with 6.6 million tons in 2011. We expect underground mine production to make up a greater percentage of total production in 2013 than in prior years.

•	Increase and diversify coal sales to utilities with base load scrubbed power plants in our primary market area and pursue export opportunities. We expect that the demand for Illinois Basin coal will rise as a result of an increase in power plants being retrofitted with scrubbers and the construction of new power plants throughout the Illinois Basin market area. We intend to continue to focus our marketing efforts principally on power plants in the Mid-Atlantic, Southeastern and Midwestern states that we expect will become consumers of Illinois Basin coal and to seek to diversify our customer base through a combination of multi-year coal supply agreements and sales in the spot market. As of March 31, 2012, we are contractually committed to sell 8.3 million tons of coal in 2012, and 7.1 million tons of coal in 2013, which represents 95% and 71% of our expected total coal sales in 2012 and 2013, respectively. In addition, we believe that the relative heat, ash, sulfur content and cost of our coal, combined with the accessibility of our coal mines and coal processing facilities to the Mississippi River and to rail connecting to Louisiana export terminals will provide the opportunity to export our coal to overseas customers.

•	Maximize profitability by maintaining low-cost mining operations. We operate our mines in a manner aimed at keeping our product quality high while maintaining low production costs. We seek to maximize our coal production and control our costs by continuing to improve our operating efficiency. Our efficiency is, in part, a function of the overburden ratios (the amount of surface material needed to be removed to extract coal) that exist at our surface coal mines. Our efficiency is also enhanced by our fleet of mobile mining equipment, substantially all of which is new, our use of the only draglines in Kentucky, our utilization of river coal movement, our information technology systems and our coordinated equipment utilization and maintenance management functions. We also believe that our highly experienced operating management and well-trained workforce will continue to help in identifying and implementing cost containment initiatives.

Competitive Strengths

We believe that the following competitive strengths will enable us to effectively execute our business strategy described above.

•	We have a demonstrated track record for successfully completing reserve acquisitions, securing required permits, developing new mines and producing coal. Since our formation in 2006, we have successfully acquired coal reserves and opened eight separate mines, obtained the necessary regulatory permits for the commencement of mining operations at those mines, and developed significant multi-year contractual relationships with large customers in our market area. We believe this resulted from our deep management experience and disciplined approach to the development of our operations and our focus on providing competitively priced Illinois Basin coal. We believe this will enable us to continue to grow our customer base, production, revenues and profitability.

•	Our proven and probable reserves have a long reserve life and attractive characteristics. As of December 31, 2011, we had approximately 326 million tons of clean recoverable (proven and probable) coal reserves. Our reserves include both surface and underground mineable coal residing in multiple seams which, in combination with our coal processing facilities, enhances our ability to meet customer requirements for blends of coal with different characteristics. Further, the comparatively low chlorine content of our coal relative to other Illinois Basin coal provides us with an additional competitive advantage in meeting the desired coal fuel profile of our customers.

•	Our mines are conveniently located in close proximity to our existing and potential customers and have access to multiple transportation options for delivery. Our mines are located adjacent to the Green and Ohio Rivers and near our preparation, loading and transportation facilities, providing our customers with rail, barge and truck transportation options. We believe this will also enable us to sell our coal in both the domestic and export markets. Recently, we purchased an equity interest in, and upon development will have access to, a Mississippi River coal export terminal project in Plaquemines Parish, Louisiana, approximately 10 miles downstream of New Orleans. We intend to oversee the design, build-out and operation of this export coal terminal to facilitate the anticipated sale of our coal to international customers.

•	We are a reliable supplier of cost competitive coal. Our highly skilled, non-union workforce uses efficient mining practices that take advantage of economies of scale and reduce operating costs per ton in both surface and underground mining. We are among a small number of operators of large scale dragline surface production in the eastern United States, and our continuous miner underground mining operations are designed to provide operating flexibility to meet production requirements and to fulfill our coal contract specifications.

•	We have a highly experienced management team with a long history of acquiring, building and operating coal businesses. The members of our senior management team have a demonstrated track record of acquiring, building and operating coal businesses profitably and safely. In addition, members of our senior management team have significant experience managing the financial and organizational growth of businesses, including public companies.

Recent Developments

In September 2011, we commenced operations at our Kronos underground mine. We expect that our Kronos underground mine will have an annual production capacity of approximately 2.3 million tons. Development of the Kronos underground mine was completed in January 2012. In November 2011, we also commenced operations at our Maddox surface mine. Operations at our Big Run mine ended in October 2011 and operations at our Kronos pit at the East Fork mine ended in August 2011.

In December 2011, we entered into a series of transactions with Cyprus Creek Land Resources, LLC and Cyprus Creek Land Company, LLC, each of which is an affiliate and/or subsidiary of Peabody Energy Corporation (together, “Peabody”), pursuant to which we acquired additional property near our existing and planned mines containing an estimated total of 7.7 million clean recoverable tons of coal and entered into leases for an estimated 14 million clean recoverable tons. In addition we entered into a joint venture relating to coal reserves near our Parkway mine. In connection with the joint venture, Peabody has agreed to contribute an aggregate of approximately 25 million tons of clean recoverable coal reserves located in Muhlenberg County, Kentucky, and we have agreed to contribute mining assets to the joint venture. We and Peabody have also agreed to contribute 51% and 49%, respectively, of the cash sufficient to complete the development of the mine and sufficient for down payments on mining equipment. We will manage the joint venture’s day-to-day operations and the development of the mine in exchange for a $0.50 per ton sold management fee. Peabody will receive a $0.25 per ton commission on all coal sales by the joint venture.

We and Peabody entered into an Asset Purchase Agreement pursuant to which we acquired from Peabody its rights and interests in certain owned and leased coal reserves located in Muhlenberg County, Kentucky, in exchange for (i) a cash payment by us of approximately $8.9 million, (ii) a promissory note in the aggregate principal amount of approximately $4.4 million, and (iii) an overriding royalty to Peabody to the extent we mine in excess of certain tonnages from the property as set forth in the Asset Purchase Agreement.

In December 2011, we and Midwest Coal Reserves of Kentucky, LLC, an affiliate of Peabody (“Midwest Coal”), entered into a Contract to Sell and Lease Real Estate pursuant to which we acquired from Midwest Coal its right, title and interest in and to the #9 seam coal reserves in Union County, Kentucky. In addition, Midwest Coal agreed to lease to us approximately 2,000 acres of #9 seam of coal. In consideration of the sale and lease of real property, we agreed to deliver (i) approximately $6.0 million in cash, (ii) a promissory note in the aggregate principal amount of approximately $3.0 million, and (iii) an overriding royalty of 2% of the gross selling price on each ton of coal produced and sold from the coal reserves that were purchased (thus excluding the leased coal).

In December 2011, Armstrong Resource Partners sold 200,000 Series A convertible preferred units of limited partner interest to Yorktown in exchange for $20.0 million. Also in December 2011, we entered into a Membership Interest Purchase Agreement with Armstrong Resource Partners pursuant to which we agreed to sell to Armstrong Resource Partners, indirectly through contribution of a partial undivided interest in reserves to a limited liability company and transfer of our membership interests in such limited liability company, an additional partial undivided interest in reserves controlled by us. In exchange for our agreement to sell a partial undivided interest in those reserves, Armstrong Resource Partners paid us $20.0 million. In addition to the cash paid, certain amounts due from us to Armstrong Resource Partners totaling $5.7 million were forgiven by Armstrong Resource Partners, which resulted in aggregate consideration of $25.7 million. This transaction, which closed in March 2012, resulted in the transfer by us of an 11.36% undivided interest in certain of our land and mineral reserves to Armstrong Resource Partners. Armstrong Resource Partners agreed to lease the newly transferred mineral reserves to us on the same terms as the February 2011 lease. We used the cash proceeds of this transaction to fund the Muhlenberg County and Ohio County reserve acquisitions described above.

In January 2012, in connection with entry into the Fourth Amendment to our Senior Secured Credit Facility, we sold 300,000 shares of Series A convertible preferred stock to Yorktown in exchange for $30.0 million. We used the proceeds of the sale to repay a portion of our outstanding borrowings under the Senior Secured Revolving Credit Facility and for general corporate purposes. See “Description of Indebtedness.”

On February 21, 2012, we amended our 2007 coal supply agreement with TVA to reduce the base tonnage to be delivered for 2012 to 1,000,000 tons. The reopener provision as to the remaining years has also been invoked and the parties will seek to renegotiate the terms of the contract for the remaining years. In addition, also on February 21, 2012, we amended our 2008 coal supply agreement with TVA to reflect that the base tonnage to be delivered for 2012 is 1,000,000 tons.

Effective May 1, 2012, Mr. Richard L. Craig became our Vice President of Operations. Mr. Craig has over 19 years experience in coal mining in the Southeast United States, having served most recently as the President of the Southern Kentucky business unit of Alpha Natural Resources. Prior to working for Alpha Natural Resources, Mr. Craig worked for Cumberland Resources Corporation, James River Coal Company and Massey Energy. Mr. Craig reports directly to Mr. Allen, our Executive Vice President of Operations, and indirectly to Mr. Wilson, our President, and is located in our Madisonville, Kentucky office.

Since January 1, 2012, we have made principal payments in the aggregate amount of $10.0 million pursuant to our Senior Secured Term Loan. As a result, as of May 1, 2012, we had $90.0 million in borrowings outstanding under the Senior Secured Term Loan.

Corporate Structure

In August 2011, Armstrong Resources Holdings, LLC merged with and into Armstrong Energy, Inc., which subsequently changed its name to Armstrong Energy Holdings, Inc. Subsequently, Armstrong Land Company, LLC was converted to a C-corporation and changed its name to Armstrong Energy, Inc. effective October 1, 2011 (the “Reorganization”). In connection with the Reorganization, each owner of Armstrong Land Company, LLC received 9.25 shares of Armstrong Energy, Inc. common stock for each unit held. The following chart shows a summary of the corporate organization of Armstrong Energy, Inc. and its principal subsidiaries, after giving effect to the Reorganization, conversion of our Series A preferred stock and conversion of Armstrong Resource Partners’ Series A convertible preferred units, but prior to giving effect to the offering of common stock being made hereby or to the Concurrent ARP Offering.

(1)	Reserves owned solely by Armstrong Resource Partners. These include the reserves assigned to our Kronos and Lewis Creek underground mines.

(2)	Reserves controlled jointly by Armstrong Resource Partners (with a 50.81% undivided interest as of March 31, 2012) and Armstrong Energy (with a 49.19% undivided interest as of March 31, 2012). If the Concurrent ARP Offering and related transactions are completed, the undivided interest of Armstrong Resource Partners will increase, and the undivided interest of Armstrong Energy will decrease, based on the net proceeds of the Concurrent ARP Offering paid to Armstrong Energy and the value of the affected reserves as agreed by Armstrong Resource Partners and Armstrong Energy. See “Certain Relationships and Related Party Transactions — Concurrent Transactions with Armstrong Resource Partners.”

The following chart depicts the organization and ownership of Armstrong Energy, Inc. after giving effect to this offering and the Concurrent ARP Offering.

(1)	Reserves owned solely by Armstrong Resource Partners. These include the reserves assigned to our Kronos and Lewis Creek underground mines.

(2)	Reserves controlled jointly by Armstrong Resource Partners and Armstrong Energy. Assuming an offering price of $ per unit, the midpoint of the price range set forth on the front cover page of the prospectus for the Concurrent ARP Offering, and an estimated purchase price of $17.5 million for Armstrong Resource Partners’ additional interest in the partially owned reserves, Armstrong Resource Partners intends to acquire an additional estimated 8% to 10% partial undivided interest in certain reserves of Armstrong Energy with the net proceeds from the Concurrent ARP Offering. The actual percentage acquired will depend on the fair value of the reserves at the time of the acquisition and the net proceeds of the Concurrent ARP Offering. In addition, Armstrong Resource Partners’ interest as a joint tenant in common with Armstrong Energy in the majority of Armstrong Energy’s coal reserves could be increased as a result of an additional acquisition through the offset of unpaid deferred royalties owed to Armstrong Resource Partners.

Corporate Information

Our principal executive offices are located at 7733 Forsyth Boulevard, Suite 1625, St. Louis, Missouri 63105 and our telephone number is (314) 721-8202. Our corporate website address is www.armstrongenergyinc.com. Information on, or accessible through, our website is not part of, or incorporated by reference in, this prospectus. We are incorporated under the laws of the State of Delaware.

Ram Terminals, LLC

In June 2011, we acquired an 8.4% equity interest in Ram Terminals, LLC (“Ram”). Ram owns 600 acres of Mississippi Riverfront property approximately 10 miles south of New Orleans and intends to permit, design and construct a seaborne coal export terminal capable of servicing up to Panamax-sized bulk carriers with an annual through-put capacity of up to 6 million tons, and up to 10 million tons per year in the event of the widening of the Panama Canal. The terminal will be used to facilitate and ensure our access to international markets, as well as to handle export coal volumes of both metallurgical and thermal coal of other coal companies. One of the investment funds managed by Yorktown Partners LLC, is the controlling unitholder in Ram and will provide the funds for future capital expenditures related to the development of the site. See “— Yorktown Partners LLC”. We will be actively involved in the design and construction of the terminal and will provide accounting and bookkeeping assistance to Ram. Certain of our executive officers serve as officers of Ram.

Yorktown Partners LLC

Yorktown was formed in 1991 and has approximately $3.0 billion in assets under management. Yorktown invests exclusively in the energy industry with an emphasis on North American oil and gas production, coal mining and midstream businesses. Yorktown’s investors include university endowments, foundations, families, insurance companies and other institutional investors.

After giving effect to this offering, Armstrong Energy will continue to be majority-owned by Yorktown. In addition, Yorktown is represented on our board by Bryan H. Lawrence, founder and principal of Yorktown Partners LLC. As a result, Yorktown has, and can be expected to have, a significant influence in our operations, in the outcome of stockholder voting concerning the election of directors, the adoption or amendment of provisions in our charter and bylaws, the approval of mergers, and other significant corporate transactions. See “Risk Factors — Yorktown will continue to have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to opt out of any extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

The Offering

The following summary contains basic information about this offering and the shares of our common stock and is not intended to be complete. This summary may not contain all of the information that is important to you. For a more complete understanding of this offering and the shares of our common stock, we encourage you to read this entire prospectus, including, without limitation, the sections of this prospectus entitled “Risk Factors” and “Description of Capital Stock,” and the documents attached to this prospectus.

Common Stock Offered by Armstrong Energy, Inc.	shares.

Over-Allotment Option	We have granted the underwriters an option to purchase up to an additional shares of our common stock, equal to 15% of the shares offered in this offering, at the public offering price, less the underwriters’ discount, within 30 days after the date of this prospectus.

Common Stock to be Outstanding Immediately After this Offering	17,552,903 shares (or 18,152,903 shares if the underwriters exercise in full their over-allotment option).

Common Stock Held by Our Existing Stockholders Immediately After this Offering	13,552,903 shares (or 13,552,903 shares if the underwriters exercise in full their over-allotment option).

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $53.8 million (or approximately $62.2 million if the underwriters exercise in full their option to purchase additional shares of our common stock) after deducting estimated underwriting discounts and commissions, and after our offering expenses estimated at $2.0 million, assuming the shares are offered at $ per share, which is the midpoint of the estimated offering price range shown on the front cover page of this prospectus. We intend to use $40.0 million of the net proceeds from this offering to repay a portion of our outstanding borrowings under our Senior Secured Term Loan, $13.6 million to repay a portion of our outstanding borrowings under our Senior Secured Revolving Credit Facility and the balance for general corporate purposes, including to fund capital expenditures relating to our mining operations and working capital.

Voting Rights	Under Delaware law, each share of common stock entitles the holder to one vote.

Dividend Policy	We do not anticipate paying cash dividends on shares of our common stock for the foreseeable future. In addition, our Senior Secured Credit Facility contains restrictions on the payment of dividends to holders of our common stock. See “Dividend Policy.”

Proposed Symbol	‘‘ARMS”

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 18.

Conflicts of Interest	Raymond James Bank, FSB, an affiliate of Raymond James & Associates, Inc., one of the underwriters in this offering, is expected to receive more than 5% of the net proceeds of this offering in connection with the repayment of our Senior Secured Term

Loan and our Senior Secured Revolving Credit Facility. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of the Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards to participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. FBR Capital Markets & Co. has agreed to act as a “qualified independent underwriter” within the meaning of FINRA Rule 5121 in connection with this offering. For more information, see “Conflicts of Interest.”

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	a 1-to-1.6727 reverse stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	the automatic conversion of all of our outstanding Series A convertible preferred stock into an aggregate of 2,136,752 shares of common stock which we expect will occur immediately subsequent to the completion of this offering, at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, as described above; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of our common stock.

Risks Related to Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully under the caption “Risk Factors,” and include but are not limited to the following:

•	Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our profitability and the value of our coal reserves.

•	Our coal mining operations are subject to operating risks that are beyond our control, which could result in materially increased operating expenses and decreased production levels and could materially and adversely affect our profitability.

•	Competition within the coal industry could put downward pressure on coal prices and, as a result, materially and adversely affect our revenues and profitability.

•	Decreases in demand for electricity and changes in coal consumption patterns of U.S. electric power generators could adversely affect coal prices and materially and adversely affect our results of operations.

•	The use of alternative energy sources for power generation could reduce coal consumption by U.S. electric power generators, which could result in lower prices for our coal. Declines in the prices at which we sell our coal could reduce our revenues and materially and adversely affect our business and results of operations.

•	Our profitability depends in part upon the multi-year coal supply agreements we have with our customers. Changes in purchasing patterns in the coal industry could make it difficult for us to extend our existing multi-year coal supply agreements or to enter into new agreements in the future. In addition, our multi-year coal supply agreements subject us to renewal risks.

•	The loss of, or significant reduction in purchases by, our largest customers could adversely affect our profitability.

•	The amount of indebtedness we have incurred could significantly affect our business.

•	The fiduciary duties of officers and directors of Elk Creek GP, as general partner of Armstrong Resource Partners, L.P., may conflict with those of officers and directors of Armstrong Energy.

•	Yorktown will continue to have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

•	New regulatory requirements limiting greenhouse gas emissions and existing and potential future requirements relating to air emissions could reduce the demand for coal as a fuel source, which could cause the price and quantity of the coal we sell to decline materially.

Summary Historical and Unaudited
Pro Forma Consolidated Financial and Operating Data

The following table presents our summary historical and unaudited pro forma consolidated financial and operating data for the periods indicated for Armstrong Energy, Inc. and its predecessor, Armstrong Land Company, LLC and their respective subsidiaries (our “Predecessor”). The summary historical financial data for the years ended December 31, 2009, 2010 and 2011 and the balance sheet data as of December 31, 2009, 2010 and 2011 are derived from the audited financial statements. The summary historical financial data for the three months ended March 31, 2011 and 2012 and the balance sheet data as of March 31, 2011 and 2012 are derived from the unaudited financial statements included herein. The following unaudited pro forma consolidated financial data of Armstrong Energy, Inc. at March 31, 2012, for the year ended December 31, 2011 and the three months ended March 31, 2012, are based on the historical consolidated financial statements of Armstrong Energy, Inc. and pro forma assumptions and adjustments, which are included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet data at March 31, 2012 gives effect to (a) the issuance of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” and (b) the conversion of 300,000 shares of Series A convertible preferred stock into 2,136,752 shares of common stock, as if this offering had occurred on March 31, 2012.

The unaudited pro forma consolidated financial data for the fiscal year ended December 31, 2011 gives effect to net adjustments to interest expense as a result of reduced borrowings under the Senior Secured Term Loan entered into on February 9, 2011, as if this offering had occurred on January 1, 2011.

The unaudited pro forma consolidated financial data for the three months ended March 31, 2012 gives effect to net adjustments to interest expense as a result of reduced borrowings under the Senior Secured Term Loan entered into on February 9, 2011, as if this offering had occurred on January 1, 2011. A more complete explanation can be found in our unaudited pro forma combined financial statements included elsewhere in this prospectus.

Historical results and unaudited pro forma consolidated financial and operating information is included for illustrative and informational purposes only and is not necessarily indicative of results we expect in future periods. You should read the following summary and unaudited pro forma financial data in conjunction with “Selected Historical Consolidated Financial and Operating Data,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

						Pro Forma
						Armstrong Energy, Inc.
	Predecessor					Year Ended	Three Months
	Year Ended December 31,			Three Months Ended March 31,		December 31,	Ended March 31,
	2009	2010	2011	2011	2012	2011	2012
				Unaudited	Unaudited	Unaudited	Unaudited
	(In thousands, except per share data)

Results of Operations Data
Total revenues	$167,904	$220,625	$299,270	$71,476	$94,073	$299,270	$94,073
Costs and expenses	166,686	201,473	291,335	69,846	91,231	291,335	91,231

Operating income (loss)	1,218	19,152	7,935	1,630	2,842	7,935	2,842
Interest expense	(12,651)	(11,070)	(10,839)	(2,238)	(4,184)	(8,755)	(3,529)
Other income (expense), net	988	87	278	93	173	278	173
Gain on extinguishment of debt	—	—	6,954	6,954	—	6,954	—

Income (loss) before income taxes	(10,445)	8,169	4,328	6,439	(1,169)	6,412	(514)
Income tax provision	—	—	(856)	837	—	856	—

Net income (loss)	(10,445)	8,169	3,472	5,602	(1,169)	5,556	(514)
Less: net income (loss) attributable to non-controlling interest	(1,730)	3,351	7,448	(2,231)	—	7,448	—

Net income (loss) attributable to common stockholders	$(8,715)	$4,818	$(3,976)	$3,371	$(1,169)	$(1,892)	$(514)

Earnings (loss) per share, basic and diluted	$(0.50)	$0.25	$(0.21)	$0.18	$(0.06)	$(0.06)	$(0.02)

Earnings (loss) per share, basic and diluted, assuming reverse stock split(1)	$(0.84)	$0.42	$(0.35)	$0.30	$(0.10)	$(0.11)	$(0.03)

Balance Sheet Data (at period end)
Total assets	$450,618	$478,038	$507,908	$492,600	$514,978	$520,467	$527,431
Working capital	(17,749)	2,905	(30,629)	(3,528)	(30,188)	(16,829)	(16,388)
Total debt (including capital leases)	159,730	139,871	244,810	136,945	248,497	204,810	208,497
Total stockholders’ equity	255,333	296,681	168,138	306,767	197,273	220,823	249,828
Other Data
Tons sold (unaudited)	4,674	5,387	7,030	1,791	2,067	7,030	2,067
Net cash provided by (used in):
Operating activities	$3,054	$37,194	$48,174	$7,758	$6,186
Investing activities	(62,476)	(41,755)	(75,827)	(11,294)	(17,600)
Financing activities	64,854	(3,935)	39,132	3,452	6,065
Adjusted EBITDA (unaudited)(2)	16,567	41,099	41,023	9,616	11,916	41,023	11,916
Adjusted EBITDA is calculated as follows (unaudited):
Net income (loss)	$(10,445)	$8,169	$3,472	$5,602	$(1,169)	$5,556	$(514)
Income tax provision	—	—	856	837	—	856	—
Depreciation, depletion, and amortization	14,464	21,979	31,666	7,928	8,743	31,666	8,743
Interest expense, net	12,482	10,872	10,694	2,178	4,164	8,610	3,509
Non-cash stock compensation expense	66	79	1,383	25	178	1,383	178
Non-cash charge related to non-recourse notes	—	—	217	—	—	217	—
Gain on deconsolidation	—	—	(311)	—	—	(311)	—
Gain on extinguishment of debt	—	—	(6,954)	(6,954)	—	(6,954)	—

	$16,567	$41,099	$41,023	$9,616	$11,916	$41,023	$11,916

(1)	Per share calculation reflects the assumed 1-to-1.6727 reverse stock split to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part.

(2)	Adjusted EBITDA is a non-GAAP financial measure, and when analyzing our operating performance, investors should use Adjusted EBITDA in addition to, and not as an alternative for, operating income and net income (loss) (each as determined in accordance with GAAP). We use Adjusted EBITDA as a supplemental financial measure.

Adjusted EBITDA is defined as net income (loss) before net interest expense, income taxes, depreciation, depletion and amortization, non-cash stock compensation expense, non-cash charges related to non-recourse notes, gain on deconsolidation, and gain on extinguishment of debt.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. There are significant limitations to using Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating Adjusted EBITDA reported by different companies, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

For example, Adjusted EBITDA does not reflect:

• cash expenditures, or future requirements, for capital expenditures or contractual commitments; changes in, or cash requirements for, working capital needs;

• the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debt; and

• any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Adjusted EBITDA does not represent funds available for discretionary use because those funds are required for debt service, capital expenditures, working capital and other commitments and obligations. However, our management team believes Adjusted EBITDA is useful to an investor in evaluating our company because this measure:

• is widely used by investors in our industry to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors; and

• helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure, which is useful for trending, analyzing and benchmarking the performance and value of our business.

RISK FACTORS

An investment in our common stock involves significant risks. In addition to matters described elsewhere in this prospectus, you should carefully consider the following risks involved with an investment in our common stock. You are urged to consult your own legal, tax or financial counsel for advice before making an investment decision. The occurrence of any one or more of the following could materially adversely affect an investment in our common stock or our business and operating results. If that occurs, the value of our common stock could decline and you could lose some or all of your investment.

Risks Related to Our Business

Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our profitability and the value of our coal reserves.

Our profitability and the value of our coal reserves depend upon the prices we receive for our coal. The contract prices we may receive in the future for coal depend upon factors beyond our control, including the following:

•	the domestic and foreign supply and demand for coal;

•	the demand for electricity;

•	the relative cost, quantity and quality of coal available from competitors;

•	competition for production of electricity from non-coal sources, which are a function of the price and availability of alternative fuels, such as natural gas, fuel oil, nuclear, hydroelectric, wind, biomass and solar power, and the location, availability, quality and price of those alternative fuel sources;

•	legislative, regulatory and judicial developments, environmental regulatory changes or changes in energy policy and energy conservation measures that would adversely affect the coal industry, such as legislation limiting carbon emissions or providing for increased funding and incentives for alternative energy sources;

•	domestic air emission standards for coal-fired power plants and the ability of coal-fired power plants to meet these standards by installing scrubbers and other pollution control technologies or by other means;

•	adverse weather, climatic or other natural conditions, including natural disasters;

•	domestic and foreign economic conditions, including economic slowdowns;

•	the proximity to, capacity of and cost of, transportation, port and unloading facilities; and

•	market price fluctuations for sulfur dioxide emission allowances.

A substantial or extended decline in the prices we receive for our future coal sales contracts or on the spot market could materially and adversely affect us by decreasing our profitability and the value of operating our coal reserves.

Our coal mining operations are subject to operating risks that are beyond our control, which could result in materially increased operating expenses and decreased production levels and could materially and adversely affect our profitability.

We mine coal both at underground and at surface mining operations. Certain factors beyond our control, including those listed below, could disrupt our coal mining operations, adversely affect production and shipments and increase our operating costs:

•	poor mining conditions resulting from geological, hydrologic or other conditions that may cause instability of mining portals, highwalls or spoil piles or cause damage to mining equipment, nearby infrastructure or mine personnel;

•	delays or challenges to and difficulties in obtaining or renewing permits necessary to produce coal or operate mining or related processing and loading facilities;

•	adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers;

•	a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time;

•	mining, processing and plant equipment failures and unexpected maintenance problems;

•	unexpected or accidental surface subsidence from underground mining;

•	accidental mine water discharges, fires, explosions or similar mining accidents; and

•	competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as coalbed methane extraction or oil and gas development.

If any of these conditions or events occurs, we could experience a delay or halt of production or shipments or our operating costs could increase significantly.

Competition within the coal industry could put downward pressure on coal prices and, as a result, materially and adversely affect our revenues and profitability.

We compete with numerous other coal producers in the Illinois Basin and in other coal producing regions of the United States, primarily Central Appalachia and the Powder River Basin. The most important factors on which we compete are:

•	delivered price (i.e., the cost of coal delivered to the customer on a cents per million Btu basis, including transportation costs, which are generally paid by our customers either directly or indirectly);

•	coal quality characteristics (primarily heat, sulfur, ash and moisture content); and

•	reliability of supply.

Our competitors may have, among other things, greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, partnerships with transportation companies or more effective risk management policies and procedures. Our failure to compete successfully could have a material adverse effect on our business, financial condition or results of operations.

International demand for U.S. coal also affects competition within our industry. The demand for U.S. coal exports depends upon a number of factors outside our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, port and shipping capacity, the demand for foreign-priced steel, both in foreign markets and in the U.S. market, general economic conditions in foreign countries, technological developments and environmental and other governmental regulations in both U.S. and foreign markets. Foreign demand for U.S. coal has increased in recent periods. If foreign demand for U.S. coal were to decline, this decline could cause competition among coal producers for the sale of coal in the United States to intensify, potentially resulting in significant downward pressure on domestic coal prices.

Decreases in demand for electricity and changes in coal consumption patterns of U.S. electric power generators could adversely affect coal prices and materially and adversely affect our results of operations.

Our coal is used primarily as fuel for electricity generation. Overall economic activity and the associated demand for power by industrial users can have significant effects on overall electricity demand. An economic slowdown can significantly slow the growth of electrical demand and could result in contraction of demand for coal. Declines in international prices for coal generally will impact U.S. prices for coal. During the past several years, international demand for coal has been driven, in significant part, by increases in demand due to economic growth in emerging markets, including China and India. Significant declines in the rates of economic growth in these regions could materially affect international demand for U.S. coal, which may have an adverse effect on U.S. coal prices.

Our business is closely linked to domestic demand for electricity and any changes in coal consumption by U.S. electric power generators would likely impact our business over the long term. In 2011, we sold a substantial majority of our coal to domestic electric power generators, and we have multi-year coal supply agreements in place with electric power generators for a significant portion of our future production. The amount of coal consumed by electric power generation is affected by, among other things:

•	general economic conditions, particularly those affecting industrial electric power demand, such as the downturn in the U.S. economy and financial markets in 2008 and 2009;

•	environmental and other governmental regulations, including those impacting coal-fired power plants;

•	energy conservation efforts and related governmental policies; and

•	indirect competition from alternative fuel sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind, biomass and solar power, and the location, availability, quality and price of those alternative fuel sources, and government subsidies for those alternative fuel sources.

According to the EIA, total electricity consumption in the United States decreased by 0.6% during 2011 compared with 2010, and U.S. electric generation from coal decreased by 5.5% in 2011 compared with 2010. Decreases in the demand for electricity could take place in the future, such as decreases that could be caused by a worsening of current economic conditions, a prolonged economic recession or other similar events, could have a material adverse effect on the demand for coal and on our business over the long term.

Changes in the coal industry that affect our customers, such as those caused by decreased electricity demand and increased competition, could also adversely affect our business. Indirect competition from gas-fired plants that are cheaper to construct and easier to permit has the most potential to displace a significant amount of coal-fired generation in the near term, particularly older, less efficient coal-powered generators. In addition, uncertainty caused by federal and state regulations could cause coal customers to be uncertain of their coal requirements in future years, which could adversely affect our ability to sell coal to our customers under multi-year coal supply agreements.

Weather patterns can also greatly affect electricity demand. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand. Any downward pressure on coal prices, due to decreases in overall demand or otherwise, including changes in weather patterns, would materially and adversely affect our results of operations.

The use of alternative energy sources for power generation could reduce coal consumption by U.S. electric power generators, which could result in lower prices for our coal. Declines in the prices at which we sell our coal could reduce our revenues and materially and adversely affect our business and results of operations.

In 2011, a substantial majority of the tons we sold were to domestic electric power generators. The amount of coal consumed for U.S. electric power generation is affected by, among other things:

•	the location, availability, quality and price of alternative energy sources for power generation, such as natural gas, fuel oil, nuclear, hydroelectric, wind, biomass and solar power; and

•	technological developments, including those related to alternative energy sources.

Gas-fired electricity generation has the potential to displace coal-fired generation, particularly from older, less efficient coal-powered generators. We expect that many of the new power plants needed to meet increasing demand for electricity generation may be fueled by natural gas because gas-fired plants are cheaper to construct and permits to construct these plants are easier to obtain as natural gas-fired plants are seen as having a lower environmental impact than coal-fired plants. Current developments in natural gas production processes have lowered the cost and increased the supply, resulting in greater use of natural gas for electricity generation. According to the EIA, total electricity generation in the United States decreased by 0.5% during 2011 compared with 2010, and U.S. electric generation from coal decreased by 6.1% in 2011 compared with 2010 and is expected to decreased by a further 10% in 2012. While the EIA projects that electricity generation will grow at an annual average rate of 0.8% through 2035, it projects that the percentage of electricity generated from coal will decrease to 39% of total generation by 2035, compared with 42% during 2011.

The EIA projects coal-fueled electric power generation to decline in 2012, primarily driven by depressed near-term natural gas prices that are resulting in elevated levels of coal-to-gas switching. If coal-to-gas switching lasts for a prolonged period during 2012 due to significantly depressed natural gas prices, there may be more substantial unfavorable impacts to all coal supply regions. Recent mild weather and weaker international and domestic economies have also negatively impacted coal markets. All of the foregoing could reduce demand for our coal, which could reduce our revenues, earnings and the value of our coal reserves.

In addition, state and federal mandates for increased use of electricity from renewable energy sources could have an adverse impact on the market for our coal. Many states have mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. There have been numerous proposals to establish a similar uniform, national energy portfolio standard in the U.S., although none of these proposals have been enacted to date. Possible advances in technologies and incentives, such as tax credits, to enhance the economics of renewable energy sources could make these sources more competitive with coal. Any reduction in the amount of coal consumed by domestic electric power generators could reduce the price of coal that we mine and sell, thereby reducing our revenues and materially and adversely affecting our business and results of operations.

Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. The estimates of our reserves are based on engineering, economic and geological data assembled, analyzed and reviewed by internal and third-party engineers and consultants. We update our estimates of the quantity and quality of proven and probable coal reserves periodically to reflect the production of coal from the reserves, updated geological models and mining recovery data, the tonnage contained in new lease areas acquired and estimated costs of production and sales prices. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, including many factors beyond our control, including the following:

•	quality of the coal;

•	geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;

•	the percentage of coal ultimately recoverable;

•	the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;

•	assumptions concerning the timing for the development of the reserves; and

•	assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs, including the cost of reclamation bonds.

As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary materially due to changes in the above factors and assumptions. Actual production recovered from identified reserve areas and properties, and revenues and expenditures associated with our mining operations, may vary materially from estimates. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.

Increases in the costs of mining and other industrial supplies, including steel-based supplies, diesel fuel, rubber tires and explosives, or the inability to obtain a sufficient quantity of those supplies, may adversely affect our operating costs or disrupt or delay our production.

Our coal mining operations use significant amounts of steel, electricity, diesel fuel, explosives, rubber tires and other mining and industrial supplies. The cost of roof bolts we use in our underground mining operations depends on the price of scrap steel. We also use significant amounts of diesel fuel and tires for the trucks and other heavy machinery we use. If the prices of mining and other industrial supplies, particularly steel-based supplies, diesel fuel and rubber tires, increase, our operating costs may be adversely affected. In addition, if we are unable to procure these supplies, our coal mining operations may be disrupted or we could experience a delay or halt in our production.

A defect in title or the loss of a leasehold interest in certain property could limit our ability to mine our coal reserves or result in significant unanticipated costs.

We conduct part of our coal mining operations on properties that we lease. A title defect or the loss of a lease could adversely affect our ability to mine the associated coal reserves. We may not verify title to our leased properties or associated coal reserves until we have committed to developing those properties or coal reserves. We may not commit to develop property or coal reserves until we have obtained necessary permits and completed exploration. As such, the title to property that we intend to lease or coal reserves that we intend to mine may contain defects prohibiting our ability to conduct mining operations. Similarly, our leasehold interests may be subject to superior property rights of other third parties or to royalties owed to those third parties. In order to conduct our mining operations on properties where these defects exist, we may incur unanticipated costs. In addition, some leases require us to produce a minimum quantity of coal and require us to pay minimum production royalties. Our inability to satisfy those requirements may cause the leasehold interest to terminate.

We outsource certain aspects of our business to third party contractors, which subjects us to risks, including disruptions in our business.

We contract with third parties to provide blasting services at all of our mines and loading services at our barge loadout facility located on the Green River. In addition, we contract with third parties to provide truck transportation services between our mines and our preparation plants. Accordingly, we are subject to the risks associated with the contractors’ ability to successfully provide the necessary services to meet our needs. If the contractors are unable to adequately provide the contracted services, and we are unable to find alternative service providers in a timely manner, our ability to conduct our coal mining operations and deliver coal to our customers may be disrupted.

The availability and reliability of transportation facilities and fluctuations in transportation costs could affect the demand for our coal or impair our ability to supply coal to our customers.

We depend upon barge, rail and truck transportation systems to deliver coal to our customers. Disruptions in transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could impair our ability to supply coal to our customers. In addition, increases in transportation costs, including the price of gasoline and diesel fuel, could make coal a less competitive source of energy when compared to alternative fuels or could make coal produced in one region of the United States less competitive than coal produced in other regions of the United States or abroad. If transportation of our coal is disrupted or if transportation costs increase significantly and we are unable to find alternative transportation providers, our coal mining operations may be disrupted, we could experience a delay or halt of production or our profitability could decrease significantly.

Our profitability depends in part upon the multi-year coal supply agreements we have with our customers. Changes in purchasing patterns in the coal industry could make it difficult for us to extend our existing multi-year coal supply agreements or to enter into new agreements in the future.

We sell a majority of our coal under multi-year coal supply agreements. Under these arrangements, we fix the prices of coal shipped during the initial year and may adjust the prices in later years. As a result, at any given time the market prices for similar-quality coal may exceed the prices for coal shipped under these arrangements. Changes in the coal industry may cause some of our customers not to renew, extend or enter into new multi-year coal supply agreements with us or to enter into agreements to purchase fewer tons of coal than in the past or on different terms or prices. In addition, uncertainty caused by federal and state regulations, including the Clean Air Act, could deter our customers from entering into multi-year coal supply agreements.

Because we sell a majority of our coal production under multi-year coal supply agreements, our ability to capitalize on more favorable market prices may be limited. Conversely, at any given time we are subject to fluctuations in market prices for the quantities of coal that we are planning to produce but which we have not committed to sell. As described above under “Coal prices are subject to change and a substantial or extended decline in prices could materially and adversely affect our profitability and the value of our coal reserves,” the market prices for coal may be volatile and may depend upon factors beyond our control. Our profitability may be adversely affected if we are unable to sell uncommitted production at favorable prices or at all. For more information about our multi-year coal supply agreements, you should see the section entitled “Business — Sales and Marketing — Multi-Year Coal Supply Agreements.”

Our multi-year coal supply agreements subject us to renewal risks.

We sell most of the coal we produce under multi-year coal supply agreements. As a result, our results of operations are dependent upon the prices we receive for the coal we sell under these contracts. To the extent we are not successful in renewing, extending or renegotiating our multi-year coal supply agreements on favorable terms, we may have to accept lower prices for the coal we sell or sell reduced quantities of coal in order to secure new sales contracts for our coal.

Prices and quantities under our multi-year coal supply agreements are generally based on expectations of future coal prices at the time the contract is entered into, renewed, extended or reopened. The expectation of future prices for coal depends upon factors beyond our control, including the following:

•	domestic and foreign supply and demand for coal;

•	domestic demand for electricity, which tends to follow changes in general economic activity;

•	domestic and foreign economic conditions;

•	the price, quantity and quality of other coal available to our customers;

•	competition for production of electricity from non-coal sources, including the price and availability of alternative fuels and other sources, such as natural gas, fuel oil, nuclear, hydroelectric, wind biomass and solar power, and the effects of technological developments related to these non-coal energy sources;

•	domestic air emission standards for coal-fired power plants, and the ability of coal-fired power plants to meet these standards by installing scrubbers and other pollution control technologies, purchasing emissions allowances or other means; and

•	legislative and judicial developments, regulatory changes, or changes in energy policy and energy conservation measures that would adversely affect the coal industry.

For more information regarding our major customers and multi-year coal supply agreements, see “Business — Sales and Marketing.”

The loss of, or significant reduction in purchases by, our largest customers could adversely affect our profitability.

For the year ended December 31, 2011, we derived approximately 63% of our total coal revenues from sales to our two largest customers — Louisville Gas and Electric (“LGE”) and Tennessee Valley Authority (“TVA”). For the fiscal year ended December 31, 2011, coal sales to LGE and TVA constituted approximately 35% and 28% of our total coal revenues, respectively. Our multi-year coal supply agreements with LGE expire in 2015 and 2016, and our multi-year coal supply agreements with TVA expire in 2013 and 2018; however, most of our multi-year coal supply agreements with LGE and TVA contain reopener provisions pursuant to which either party can request reopening to renegotiate price and other terms for the remaining term of such agreement, and, subsequent to any such reopening, the failure to reach an agreement can lead to the termination of such agreement. In addition, one of our multi-year coal supply agreements with TVA provides that, commencing on July 1, 2011, TVA has the unilateral right to terminate the agreement upon 60 days’ written notice, in which case TVA is required to pay us a termination fee equal to 10% of the base price multiplied by the remaining number of tons to be delivered under the agreement. If our multi-year coal supply agreements with LGE or TVA are terminated early pursuant to the reopener provisions, or we fail to extend or renew our multi-year coal supply agreements with LGE or TVA, our business and results of operations could be materially and adversely affected. Even if we are able to extend or renew our multi-year coal supply agreements with LGE and TVA, if market prices for coal such agreements are low at the time of such extensions or renewals or increases in costs during the term of such extended or renewed agreements are greater than the offsets from our cost pass-through and inflation adjustment provisions under such extended or renewed agreements, our business and results of operations could be materially and adversely affected.

Our multi-year coal supply agreements typically contain force majeure provisions allowing the parties to temporarily suspend performance during specified events beyond their control. Most of our multi-year coal supply agreements also contain provisions requiring us to deliver coal that satisfies certain quality specifications, such as heat value, sulfur content, ash content, chlorine content, hardness and ash fusion temperature. These provisions in our multi-year coal supply agreements could result in negative economic consequences to us, including price adjustments, purchasing replacement coal in a higher-priced open market, the rejection of deliveries or, in the extreme, contract termination. Our profitability may be negatively affected if we are unable to seek protection during adverse economic conditions or if we incur financial or other economic penalties as a result of the provisions of our multi-year coal supply agreements.

If our multi-year coal supply agreements with LGE or TVA are terminated or if we fail to extend or renew our multi-year coal supply agreements with LGE or TVA, we may be unable to timely replace such agreements. In such a case, our business and results of operations could be materially and adversely affected.

Our assets and operations are concentrated in Western Kentucky and the Illinois Basin, and a disruption within that geographic region could adversely affect the Company’s performance.

We rely exclusively on sales generated from products distributed from the terminals we own, which are exclusively located in the Illinois Basin and Western Kentucky. Due to our lack of diversification in geographic location, an adverse development in these areas, including adverse developments due to catastrophic events or weather and decreases in demand for coal or electricity, could have a significantly greater adverse impact on our ability to operate our business and our results of operations than if we held more diverse assets and locations.

The amount of indebtedness we have incurred could significantly affect our business.

At March 31, 2012, we had consolidated long-term indebtedness of approximately $139.0 million, which is comprised of the following: $95.0 million in borrowings under the Senior Secured Term Loan, $25.0 million in borrowings under the Senior Secured Revolving Credit Facility, and $19.0 million in other long-term debt. As of March 31, 2012, we had a long-term obligation owed to Armstrong Resource Partners associated with the financing transaction in connection with the transfer of an undivided interest in certain land and mineral reserves to Armstrong Resource Partners totaling $96.6 million. We also have significant lease and royalty obligations, including, but not limited to, our capital lease obligations that totaled approximately $13.0 million as of

March 31, 2012 and our obligations under non-cancelable operating leases that totaled approximately $49.2 million. Future minimum advance royalties totaled approximately $4.0 million as of March 31, 2012. In addition to advance royalties, production royalties are payable based on the quantity of coal minded in future years and prospective changes to mine plans. Our ability to satisfy our debt, lease and royalty obligations, and our ability to refinance our indebtedness, will depend upon our future operating performance. Our ability to satisfy our financial obligations may be adversely affected if we incur additional indebtedness in the future. In addition, the amount of indebtedness we have incurred could have significant consequences to us, such as:

•	limiting our ability to obtain additional financing to fund growth, working capital, capital expenditures, debt service requirements or other cash requirements;

•	exposing us to the risk of increased interest costs if the underlying interest rates rise;

•	limiting our ability to invest operating cash flow in our business due to existing debt service requirements;

•	making it more difficult to obtain surety bonds, letters of credit or other financing, particularly during weak credit markets;

•	causing a decline in our future credit ratings;

•	limiting our ability to compete with companies that are not as leveraged and that may be better positioned to withstand economic downturns;

•	limiting our ability to acquire new coal reserves and/or plant and equipment needed to conduct operations; and

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we compete and general economic and market conditions.

If we further increase our indebtedness, the related risks that we now face, including those described above, could intensify. In addition to the principal repayments on our outstanding debt, we have other demands on our cash resources, including capital expenditures and operating expenses. Our ability to pay our debt depends upon our operating performance. In particular, economic conditions could cause our revenues to decline, and hamper our ability to repay our indebtedness. If we do not have enough cash to satisfy our debt service obligations, we may be required to refinance all or part of our debt, sell assets or reduce our spending. We may not be able to, at any given time, refinance our debt or sell assets on terms acceptable to us or at all.

We may be unable to comply with restrictions imposed by our Senior Secured Credit Facility and other financing arrangements.

The agreements governing our outstanding financing arrangements impose a number of restrictions on us. For example, the terms of our Senior Secured Credit Facility, leases and other financing arrangements contain financial and other covenants that create limitations on our ability to, among other things:

•	borrow the full amount under our Senior Secured Credit Facility;

•	effect acquisitions or dispositions;

•	pay dividends or distributions;

•	make certain investments;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	transfer or otherwise dispose of assets; and

•	incur additional debt.

They also require us to maintain certain financial ratios and comply with various other financial covenants. Our ability to comply with these restrictions may be affected by events beyond our control. A failure to comply with these restrictions could adversely affect our ability to borrow under our Senior Secured Credit Facility or result in an event of default under these agreements. In the event of a default, our lenders and the counterparties to our other financing arrangements could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we may not be able to pay these amounts, or we may be forced to seek an amendment to our financing arrangements, which could make the terms of these arrangements more onerous for us. As a result, a default under our existing or future financing arrangements could have significant consequences for us. For more information about some of the restrictions contained in our Senior Secured Credit Facility, leases and other financial arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely affect our business or prospects.

Our certificate of incorporation provides that we will renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to (i) members of our board of directors who are not our employees, (ii) their respective employers and (iii) affiliates of the foregoing (other than us and our subsidiaries), other than opportunities expressly presented to such directors solely in their capacity as our director. This provision will apply even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Furthermore, no such person will be liable to us for breach of any fiduciary duty, as a director or otherwise, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity. None of such persons or entities will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries. See “Description of Capital Stock.”

For example, affiliates of our non-employee directors may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested or advise, in which case we may not become aware of or otherwise have the ability to pursue such opportunities. Further, such businesses may choose to compete with us for these opportunities. As a result, our renouncing our interest and expectancy in any business opportunity that may be, from time to time, presented to such persons or entities could adversely impact our business or prospects if attractive business opportunities are procured by such persons or entities for their own benefit rather than for ours.

The general partner of Armstrong Resource Partners, L.P. may be removed or control of Armstrong Resource Partners, L.P. may be otherwise transferred to a third party without the consent of holders of our common stock.

Armstrong Resource Partners is majority-owned by Yorktown. Pursuant to the ARP LPA, Yorktown may remove our subsidiary, Elk Creek GP, as general partner of Armstrong Resource Partners, L.P. or otherwise cause a change of control of Armstrong Resource Partners, L.P. without our consent or the consent of the holders of our common stock. If such a change in control of Armstrong Resource Partners, L.P. were to occur, our ability to enter into, or obtain renewals of, coal lease or mining license agreements with Armstrong Resource Partners, L.P. could be adversely affected. We may then have to seek alternative agreements or arrangements with unrelated parties and such alternative agreements or arrangements may not be available or may be on less favorable terms.

Some officers of Armstrong Energy may spend a substantial amount of time managing the business and affairs of Armstrong Resource Partners and its affiliates other than us.

These officers may face a conflict regarding the allocation of their time between our business and the other business interests of Armstrong Resource Partners. Armstrong Energy intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs, notwithstanding that our business may be adversely affected if the officers spend less time on our business and affairs than would otherwise be available as a result of such officers’ time being split between the management of Armstrong Energy and of Armstrong Resource Partners.

The fiduciary duties of officers and directors of Elk Creek GP, as general partner of Armstrong Resource Partners, L.P., may conflict with those of officers and directors of Armstrong Energy.

As the general partner of Armstrong Resource Partners, L.P., our subsidiary Elk Creek GP has a legal duty to manage Armstrong Resource Partners, L.P. in a manner beneficial to the limited partners of Armstrong Resource Partners, L.P. This legal duty originates in Delaware statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because Elk Creek GP is owned by Armstrong Energy, the officers and directors of Elk Creek GP also have fiduciary duties to manage the business of Elk Creek GP and Armstrong Resource Partners, L.P. in a manner beneficial to Armstrong Energy. The board of directors of Elk Creek GP, which includes some of the directors and executive officers of Armstrong Energy, Inc., may resolve any conflict between the interests of Armstrong Energy, Inc. and our stockholders, on the one hand, and Armstrong Resource Partners, L.P. and its unit holders, on the other hand, and has broad latitude to consider the interests of all parties to the conflict.

Conflicts of interest may arise between Armstrong Energy, Inc. and Armstrong Resource Partners, L.P. with respect to matters such as the allocation of opportunities to acquire coal reserves in the future, the terms and amount of any related royalty payments, whether and to what extent Armstrong Resource Partners, L.P. may borrow under our Senior Secured Credit Agreement or other borrowing facilities we may enter into and other matters. Armstrong Energy may continue to provide credit support to Armstrong Resource Partners to support borrowings it may make in connection with any acquisition of reserves or for other purposes, including the funding of distributions to its unit holders. In addition, we may determine to permit Armstrong Resource Partners to engage in other activities, including the acquisition of coal reserves that will not be used by Armstrong Energy.

As a result of these relationships, conflicts of interest may arise in the future between Armstrong Energy, Inc. and its stockholders, on the one hand, and Armstrong Resource Partners, L.P. and its unit holders, on the other hand.

We have established a conflicts committee comprised of independent directors of Armstrong Energy to address matters which Armstrong Energy’s board of directors believes may involve conflicts of interest. See “Management” and “Management — Board of Directors and Board Committees — Conflicts Committee.”

Armstrong Energy’s board of directors may change the management and allocation policies relating to Armstrong Resource Partners without the approval of our stockholders.

Armstrong Energy’s board of directors has adopted certain management and allocation policies to serve as guidelines in making decisions regarding the relationships between and among Armstrong Energy and Armstrong Resource Partners with respect to matters such as tax liabilities and benefits, inter-group loans, inter-group interests, financing alternatives, corporate opportunities and similar items. These policies are not included in our certificate of incorporation or by-laws and our board of directors may at any time change or make exceptions to these policies. Because these policies relate to matters concerning the day to day management of our company, no stockholder approval is required with respect to their adoption or amendment. A decision to change, or make exceptions to, these policies or adopt additional policies could disadvantage Armstrong Energy or its stockholders.

Holders of shares of our common stock may not have any remedies if any action by our directors or officers in relation to Armstrong Resource Partners has an adverse effect on only Armstrong Energy common stock.

Principles of Delaware law and the provisions of the certificate of incorporation and by-laws may protect decisions of our board of directors in relation to Armstrong Resource Partners that have a disparate impact upon holders of shares of common stock of Armstrong Energy. Under the principles of Delaware law and the Delaware business judgment rule, you may not be able to successfully challenge decisions in relation to Armstrong Resource Partners that you believe have a disparate impact upon the holders of shares of our common stock of Armstrong Energy if its board of directors is disinterested and independent with respect to the action taken, is adequately informed with respect to the action taken and acts in good faith and in the honest belief that the board is acting in the best interest of stockholders.

Our capital structure may inhibit or prevent acquisition bids for our company.

The fact that substantially all of the economic value of the equity interests in Armstrong Resource Partners is expected to be owned by persons or entities other than us or our controlled affiliates could present complexities and in certain circumstances pose obstacles, financial and otherwise, to an acquiring person that are not present in companies which do not have capital structures similar to ours.

Yorktown will continue to have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

After giving effect to this offering, Yorktown is expected to beneficially own 13,141,434 shares of common stock, which represents approximately 74.9% of our outstanding common stock (or 72.4% if the underwriters exercise their option to purchase additional shares in full). As a result, Yorktown will retain the ability to direct and control our business affairs. Yorktown has influence over our decisions to enter into any corporate transaction regardless of whether others believe that the transaction is in our best interests. As long as Yorktown continues to hold a large portion of our outstanding common stock, it also will have the ability to influence the vote in any election of directors.

Yorktown is also in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Yorktown may also pursue acquisition opportunities that are complementary to our business, and, as a result, those acquisition opportunities may not be available to us. As long as Yorktown, or other funds controlled by or associated with Yorktown, continue to indirectly own a significant amount of our outstanding common stock, Yorktown will continue to be able to strongly influence or effectively control our decisions. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Failure to obtain or renew surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations and, therefore, our ability to mine or lease coal.

Federal and state laws require us to obtain surety bonds to secure performance or payment of certain long-term obligations, such as mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other obligations. We may have difficulty procuring or maintaining our surety bonds. Our bond issuers may demand higher fees, additional collateral, including letters of credit or other terms less favorable to us upon those renewals. Because we are required by state and federal law to have these bonds in place before mining can commence or continue, failure to maintain surety bonds, letters of credit or other guarantees or security arrangements would materially and adversely affect our ability to mine or lease coal. That failure could result from a variety of factors, including lack of availability, higher expense or unfavorable market terms, the exercise by third party surety bond issuers of their right to refuse to renew the surety and restrictions on availability on collateral for current and future third party surety bond issuers under the terms of our financing arrangements.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel.

Our ability to operate our business and implement our strategies depends on the continued contributions of our executive officers and key employees. In particular, we depend significantly on our senior management’s long-standing relationships within our industry. The loss of any of our senior executives could have a material adverse effect on our business. In addition, we believe that our future success will depend on our continued ability to attract and retain highly skilled management personnel with coal industry experience and competition for these persons in the coal industry is intense. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future, and our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business.

We are subject to various legal proceedings, which may have an adverse effect on our business.

We are involved in a number of threatened and pending legal proceedings incidental to our normal business activities. While we cannot predict the outcome of the proceedings, there is always the potential that the costs of litigation in an individual matter or the aggregation of many matters could have an adverse effect on our cash flows, results of operations or financial position.

A shortage of skilled labor in the mining industry could reduce labor productivity and increase costs, which could have a material adverse effect on our business and results of operations.

Efficient coal mining using modern techniques and equipment requires skilled laborers in multiple disciplines such as equipment operators, mechanics, electricians and engineers, among others. We have from time to time encountered shortages for these types of skilled labor. If we experience shortages of skilled labor in the future, our labor and overall productivity or costs could be materially and adversely affected. If coal prices decrease in the future or our labor prices increase, or if we experience materially increased health and benefit costs with respect to our employees, our results of operations could be materially and adversely affected.

Our work force could become unionized in the future, which could adversely affect the stability of our production and materially reduce our profitability.

All of our mines are operated by non-union employees. Our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union, subject to certain voting and other procedural requirements. If our employees choose to form or affiliate with a union and the terms of a union collective bargaining agreement are significantly different from our current compensation and job assignment arrangements with our employees, these arrangements could adversely affect the stability of our production through potential strikes, slowdowns, picketing and work stoppages, and materially reduce our profitability.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

Our ability to receive payment for the coal we sell depends on the continued creditworthiness of our customers. The current economic volatility and tightening credit markets increase the risk that we may not be able to collect payments from our customers. A continuation or worsening of current economic conditions or other prolonged global or U.S. recessions could also impact the creditworthiness of our customers. If the creditworthiness of a customer declines, this would increase the risk that we may not be able to collect payment for all of the coal we sell to that customer. If we determine that a customer is not creditworthy, we may not be required to deliver coal under the customer’s coal sales contract. If we are able to withhold shipments, we may decide to sell the customer’s coal on the spot market, which may be at prices lower than the contract price, or we may be unable to sell the coal at all. Furthermore, the bankruptcy of any of our customers could have a material adverse effect on our financial position. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk of payment default.

We will not be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls until the year following our first annual report and our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls while we qualify as an “emerging growth company.” We have identified internal control deficiencies, including material weaknesses, in the past, which have been remediated. If we are unable to establish and maintain effective internal controls, our financial condition and operating results could be adversely affected.

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Further, we may take advantage of other accounting and disclosure related exemptions afforded to “emerging growth companies” from time to time.

Under applicable SEC and Public Company Accounting Oversight Board rules and regulations a “material weakness” is a deficiency or combination of deficiencies in internal controls over financial reports that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. We have identified deficiencies constituting a “material weakness” in our internal control over financial reporting, including in connection with the financial statement close process for the year ended December 31, 2011, in which we identified an error in our calculation of depreciation, depletion, and amortization. Although we believe this material weakness has been remediated, if we are unable to appropriately maintain the remediation plan we have implemented and maintain any other necessary controls we implement in the future, our consolidated financial statements may be inaccurate, we may face restricted access to the capital markets and our common stock price may be adversely affected.

Terrorist attacks and threats, escalation of military activity in response to these attacks or acts of war could have a material adverse effect on our business, financial condition or results of operations.

Terrorist attacks and threats, escalation of military activity or acts of war may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could materially and adversely affect our business. Future terrorist attacks, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may significantly affect our operations and those of our customers. Strategic targets, such as energy-related assets and transportation assets, may be at greater risk of future terrorist attacks than other targets in the United States. Disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Environmental, Other Regulations and Legislation

New regulatory requirements limiting greenhouse gas emissions could adversely affect coal-fired power generation and reduce the demand for coal as a fuel source, which could cause the price and quantity of the coal we sell to decline materially.

One major by-product of burning coal is carbon dioxide (“CO2”), which is a greenhouse gas and a source of concern with respect to global warming, also known as Climate Change. Climate Change continues to attract government, public and scientific attention, especially on ways to reduce greenhouse gas emissions, including from coal-fired power plants. Various international, federal, regional and state proposals are being considered to limit emissions of greenhouse gases, including possible future U.S. treaty commitments, new federal or state legislation that may establish a cap-and-trade regime, and regulation under existing environmental laws by the EPA and other regulatory agencies. Future regulation of greenhouse gas emissions may require additional controls on, or the closure of, coal-fired power plants and industrial boilers and may restrict the construction of new coal-fired power plants.

On March 27, 2012, the EPA released its proposed rule that would establish, for the first time, new source performance standards under the federal clean Air Act for CO2 emissions from new fossil fuel-fired electric utility generating power plants. The proposed rule would require new plants with greater than 25 megawatts to meet an output based standard of 1,000 pounds of CO2 per megawatt hour, based on the performance of natural gas combined cycle technology. New coal-fired power plants could meet the standard either by employing carbon capture and storage technology at start up or through later application of such technologies provided that the aforementioned output standard was met on average over a 30-year period. Public comments concerning the proposed rule have been solicited for submission within 60 days after the publication of the proposed rule, and future public hearings will be scheduled to discuss the proposal. If adopted, the proposed rule could negatively impact the price of coal such that it would be less attractive to utilities and ratepayers. Moreover, there is currently no large-scale use of carbon capture and storage technologies in domestic coal-fired power plants, and as a result, there is a risk that such technology may not be commercially practical in limiting emissions as otherwise required by the proposed rule.

The permitting of new coal-fired power plants has also recently been contested by state regulators and environmental advocacy organizations due to concerns related to greenhouse gas emissions. In addition, a federal appeals court has allowed a lawsuit pursuing federal common law claims to proceed against certain utilities on the basis that they may have created a public nuisance due to their emissions of carbon dioxide, although the U.S. Supreme Court has since held that federal common law provides no basis for such claims. Future regulation, litigation and permitting related to greenhouse gas emissions may cause some users of coal to switch from coal to a lower-carbon fuel, or otherwise reduce the use of and demand for fossil fuels, particularly coal, which could have a material adverse effect on our business, financial condition or results of operations. See “Business — Regulation and Laws — Climate Change.”

Extensive environmental requirements, including existing and potential future requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

Coal contains impurities, including but not limited to sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. The operations of our customers are subject to extensive environmental requirements, particularly with respect to air emissions. For example, the federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide (“SO2”), particulate matter, nitrogen oxides (“NOx”), and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. A series of more stringent requirements relating to particulate matter, ozone, haze, mercury, SO2, NOx, toxic gases and other air pollutants have been proposed or could become effective in coming years. In addition, concerted conservation efforts that result in reduced electricity consumption could cause coal prices and sales of our coal to materially decline.

Considerable uncertainty is associated with these air emissions initiatives. The content of additional requirements in the U.S. is in the process of being developed, and many new initiatives remain subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or may be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fired power plants. As a result, these power plants may switch to other fuels that generate fewer of these emissions and the construction of new coal-fired power plants may become less desirable. The EIA’s expectations for the coal industry assume there will be a significant number of as yet unplanned coal-fired plants built in the future. Any switching of fuel sources away from coal, closure of existing coal-fired plants, or reduced construction of new plants could have a material adverse effect on demand for and prices received for our coal.

In addition, contamination caused by the disposal of coal combustion byproducts, including coal ash, can lead to material liability to our customers under federal and state laws. In addition, the EPA has proposed a rule concerning management of coal combustion residuals. New EPA regulation of such management would likely increase the ultimate costs to our customers of coal combustion. Such liabilities and increased costs in turn could have a material adverse effect on the demand for and prices received for our coal.

See “Business — Regulation and Laws” for more information about the various governmental regulations affecting us.

Legal requirements that we expect to significantly expand scrubbed coal-fired electricity generating capacity may be overturned or not enacted at all, which could result in less demand for Illinois Basin coal than we anticipate and materially and adversely affect our coal prices and/or sales.

Although a number of legal requirements have been or are in the process of being implemented that are expected to expand significantly the scrubbed coal-fired electricity generating capacity in the U.S., regulations driving this trend are subject to legal challenge, and could also be the subject of future legislation that withdraws any authorization for such requirements. For example, the recently finalized Cross-State Air Pollution Rule (“CSAPR”) has been challenged in court by a number of southern and Midwestern states and several energy companies. In December 2011, the U.S. Court of Appeals for the District of Columbia Circuit issued a ruling to stay the CSAPR pending judicial review. The outcome of such legal proceedings, and other possible developments including, for example, changes in presidential administration and the administration of the EPA, or the enactment by Congress of more lenient air pollution laws than are currently in effect, could result in significantly less expansion of scrubbed coal-fired electricity generating capacity than we anticipate. This in turn could mean that the strong increase in demand for relatively high-sulfur Illinois Basin coal we believe will occur in the future may not materialize, or may not materialize as soon as it otherwise would. This could adversely affect the demand for our coal and the price we will receive, which could materially and adversely affect our coal prices and/or sales.

Our failure to obtain and renew permits and approvals necessary for our mining operations could negatively affect our business.

Coal production is dependent on our ability to obtain and maintain various federal and state permits and approvals to mine our coal reserves within the timeline specified in our mining plans. The permitting rules, and the interpretations of these rules, are complex, change frequently, and are often subject to discretionary interpretations by regulators, which may increase the costs or possibly preclude the continuance of ongoing mining operations or the development of future mining operations. In addition, the public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and otherwise impact the permitting process, including through court intervention. The slowing pace at which necessary permits are issued or renewed for new and existing mines has materially impacted coal production, especially in Central Appalachia. Permitting by the Army Corps of Engineers (the “Corps”), the EPA and the Department of the Interior has become subject to “enhanced review” under both the Surface Mining Control and Reclamation Act of 1977 (the “SMCRA”), and the federal Clean Water Act (the “CWA”), to reduce the harmful environmental consequences of mountain-top mining, especially in the Appalachian region.

For example, in April 2010, the EPA issued comprehensive interim final guidance regarding the review of certain new and renewed CWA permit applications for Appalachian surface coal mining operations. EPA’s guidance is subject to several pending legal challenges related to its legal effect and sufficiency including consolidated challenges pending in Federal District Court in the District of Columbia led by the National Mining Association. This guidance may apply to our applications to obtain and maintain permits that are important to our operations. We cannot give any assurance regarding the impact that this or any successor guidance may have on the issuance or renewal of such permits.

Typically, we submit the necessary permit applications 12 to 30 months before we plan to mine a new area. Some of our required mining permits are becoming increasingly difficult to obtain within the time frames to which we were previously accustomed, and in some instances we have had to delay the mining of coal in certain areas covered by the application in order to obtain required permits and approvals. Permits could be delayed in the future if the EPA continues its enhanced review of CWA applications. If the required permits are not issued or renewed in a timely fashion or at all, or if permits issued or renewed are conditioned in a manner that restricts our ability to efficiently and economically conduct our mining activities, we could suffer a material reduction in our production and our operations, and there could be a material adverse effect on our ability to produce coal profitably. See “Business — Regulation and Laws.”

Section 404(q) of the CWA establishes a requirement that the Secretary of the Army and the Administrator of the EPA enter into an agreement assuring that delays in the issuance of permits under Section 404 are minimized. In August 1992, the Department of the Army and the EPA entered into such an agreement. The 1992 Section 404(q) Memorandum of Agreement (“MOA”) outlines the current process and time frames for resolving disputes in an effort to issue timely permit decisions. Under this MOA, the EPA may request that certain permit applications receive a higher level of review within the Department of Army. In these cases, the EPA determines that issuance of the permit will result in unacceptable adverse effects to Aquatic Resources of National Importance (“ARNI”). Alternately, the EPA may raise concerns over Section 404 program policies and procedures. An ARNI is a resource-based threshold used to determine whether a dispute between the EPA and the Corps regarding individual permit cases are eligible for elevation under the MOA. Factors used in identifying ARNIs include the economic importance of the aquatic resource, rarity or uniqueness, and/or importance of the aquatic resource to the protection, maintenance, or enhancement of the quality of the waters.

Federal or state regulatory agencies have the authority to order certain of our mines to be temporarily or permanently closed under certain circumstances, which could materially and adversely affect our ability to meet our customers’ demands.

Federal or state regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this were to occur, capital expenditures could be required in order for us to be allowed could be required in order for us to be allowed to reopen the mine. In the event that these agencies order the closing of our mines, our coal sales contracts generally allow us to issue force majeure notices which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to reopen the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers’ contracts. Any of these actions could have a material adverse effect on our business and results of operations.

Extensive environmental laws and regulations impose significant costs on our mining operations, and future laws and regulations could materially increase those costs or limit our ability to produce and sell coal.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to environmental matters such as:

•	limitations on land use;

•	mine permitting and licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	management of materials generated by mining operations;

•	the storage, treatment and disposal of wastes;

•	remediation of contaminated soil and groundwater;

•	air quality standards;

•	water pollution;

•	protection of human health, plant-life and wildlife, including endangered or threatened species;

•	protection of wetlands;

•	the discharge of materials into the environment;

•	the effects of mining on surface water and groundwater quality and availability; and

•	the management of electrical equipment containing polychlorinated biphenyls.

The costs, liabilities and requirements associated with the laws and regulations related to these and other environmental matters may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with the applicable laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, we could be materially and adversely affected.

New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations, including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us to change operations significantly or incur increased costs. For example, in December 2008, the U.S. Department of the Interior’s Office of Surface Mining Reclamation and Enforcement (the “OSM”) revised the original “stream buffer zone” rule (the “SBZ Rule”), which had been issued under the SMCRA in 1983. The SBZ Rule was challenged in the U.S. District Court for the District of Columbia. In a March 2010 settlement with the litigation parties, the OSM agreed to use its best efforts to adopt a final rule by June 2012. In addition, Congress has proposed, and may in the future propose, legislation to restrict the placement of mining material in streams. The requirements of the revised SBZ Rule or future legislation, when adopted, will likely be stricter than the prior SBZ Rule to further protect streams from the impact of surface mining. Such changes could have a material adverse effect on our financial condition and results of operations. See “Business — Regulation and Laws.”

If the assumptions underlying our estimates of reclamation and mine closure obligations are inaccurate, our costs could be greater than anticipated.

SMCRA and counterpart state laws and regulations establish operational, reclamation and closure standards for all aspects of surface mining, as well as most aspects of underground mining. We base our estimates of reclamation and mine closure liabilities on permit requirements, engineering studies and our engineering expertise related to these requirements. Our management and engineers periodically review these estimates. The estimates can change significantly if actual costs vary from our original assumptions or if governmental regulations change significantly. We are required to record new obligations as liabilities at fair value under generally accepted accounting principles. In estimating fair value, we considered the estimated current costs of reclamation and mine closure and applied inflation rates and a third-party profit, as required. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on our behalf. The resulting estimated reclamation and mine closure obligations could change significantly if actual amounts change significantly from our assumptions, which could have a material adverse effect on our results of operations and financial condition.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

Our operations currently use hazardous materials and generate limited quantities of hazardous wastes from time to time, which may affect runoff or drainage water or other aspects of the environment. We could become subject to claims for toxic torts, natural resource damages and other damages as well as for the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of conditions at sites that we currently own or operate, as well as at sites that we previously owned or operated, or may acquire. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

We maintain extensive coal refuse areas and slurry impoundments at a number of our mines. Such areas and impoundments are subject to extensive regulation. Slurry impoundments have been known to fail, releasing large volumes of coal slurry into the surrounding environment. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which could pose a heightened risk of failure and of damages arising out of failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for civil or criminal fines and penalties.

Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals, a condition referred to as “acid mine drainage,” which we refer to as AMD. The treating of AMD can be costly. Although we do not currently face material costs associated with AMD, it is possible that we could incur significant costs in the future.

These and other similar unforeseen impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could materially and adversely affect us.

Changes in the legal and regulatory environment could complicate or limit our business activities, increase our operating costs or result in litigation.

The conduct of our businesses is subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. These laws and regulations may change, sometimes dramatically, as a result of political, economic or social events or in response to significant events. Certain recent developments particularly may cause changes in the legal and regulatory environment in which we operate and may impact our results or increase our costs or liabilities. Such legal and regulatory environment changes may include changes in:

•	the processes for obtaining or renewing permits;

•	costs associated with providing healthcare benefits to employees;

•	health and safety standards;

•	accounting standards;

•	taxation requirements; and

•	competition laws.

In 2006, the Federal Mine Improvement and New Emergency Response Act of 2006 (the “MINER Act”), was enacted. The MINER Act significantly amended the Federal Mine Safety and Health Act of 1977 (the “Mine Act”), imposing more extensive and stringent compliance standards, increasing criminal penalties and establishing a maximum civil penalty for non-compliance, and expanding the scope of federal oversight, inspection, and enforcement activities.

Following the passage of the MINER Act, the U.S. Mine Safety and Health Administration (“MSHA”), issued new or more stringent rules and policies on a variety of topics, including:

•	sealing off abandoned areas of underground coal mines;

•	mine safety equipment, training and emergency reporting requirements;

•	substantially increased civil penalties for regulatory violations;

•	training and availability of mine rescue teams;

•	underground “refuge alternatives” capable of sustaining trapped miners in the event of an emergency;

•	flame-resistant conveyor belt, fire prevention and detection, and use of air from the belt entry; and

•	post-accident two-way communications and electronic tracking systems.

Subsequent to passage of the MINER Act, Illinois, Kentucky, Pennsylvania, Ohio and West Virginia have enacted legislation addressing issues such as mine safety and accident reporting, increased civil and criminal penalties, and increased inspections and oversight. Other states may pass similar legislation in the future. Also, additional federal and state legislation that further increase mine safety regulation, inspection and enforcement, particularly with respect to underground mining operations, has been considered in light of recent fatal mine accidents. In 2010, the 111th Congress introduced federal legislation seeking to impose extensive additional safety and health requirements on coal mining. While the legislation was passed by the House of Representatives, the legislation was not voted on in the Senate and did not become law. On January 26, 2011, the same legislation was reintroduced in the 112th Congress by Senators Jay Rockefeller (D-W.Va.), Tom Harkin (D-Iowa), Patty Murray (D-Wash.) and Joe Manchin III (D-W.Va.). Further workplace accidents are likely to also result in more stringent enforcement and possibly the passage of new laws and regulations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), that was signed into law on July 21, 2010, requires public companies to disclose in their periodic reports filed with the Securities and Exchange Commission (the “SEC”) substantial additional information about safety issues relating to our mining operations. After effectiveness of our registration statement, we will be subject to the provisions of the Dodd-Frank Act.

In response to the April 2010 explosion at Massey Energy Company’s Upper Big Branch Mine and the ensuing tragedy, we expect that safety matters pertaining to underground coal mining operations may be the topic of additional new federal and/or state legislation and regulation, as well as the subject of heightened enforcement efforts. For example, federal authorities have announced special inspections of coal mines to evaluate several safety concerns, including the accumulation of coal dust and the proper ventilation of gases such as methane. In addition, federal authorities have announced that they are considering changes to mine safety rules and regulations which could potentially result in additional or enhanced required safety equipment, more frequent mine inspections, stricter and more thorough enforcement practices and enhanced reporting requirements. Any new environmental, health and safety requirements may be replicated in the states in which we operate and could increase our operating costs or otherwise may prevent, delay or reduce our planned production, any of which could adversely affect our financial condition, results of operations and cash flows.

Although we are unable to quantify the full impact, implementing and complying with new laws and regulations could have an adverse impact on our business and results of operations and could result in harsher sanctions in the event of any violations. See “Business — Regulation and Laws.”

Certain United States federal income tax preferences currently available with respect to coal exploration and development may be eliminated as a result of future legislation.

President Obama’s Proposed Fiscal Year 2013 budget recommends elimination of certain key United States federal income tax preferences relating to coal exploration and development (the “Budget Proposal”). The Budget Proposal would (1) eliminate current deductions and 60-month amortization for exploration and development costs relating to coal and other hard mineral fossil fuels, (2) repeal the percentage depletion allowance with respect to coal properties, (3) repeal capital gains treatment of coal and lignite royalties, and (4) exclude from the definition of domestic production gross receipts all gross receipts derived from the sale, exchange, or other disposition of coal, other hard mineral fossil fuels, or primary products thereof. The passage of any legislation as a result of the Budget Proposal or any other similar changes in United States federal income tax laws could eliminate certain tax deductions that are currently available with respect to coal exploration and development, and any such change could increase our taxable income and negatively impact the value of an investment in our common stock.

Risks Related to This Offering and Our Common Stock

An active, liquid trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on Nasdaq or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock that you purchase.

Our stock price may change significantly following the offering, and you could lose all or part of your investment as a result.

Even if an active trading market develops, the market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations after this offering. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “— Risks Related to the Company.” Some of the factors that could negatively affect our share price include:

•	changes in oil and gas prices;

•	changes in our funds from operations and earnings estimates;

•	publication of research reports about us or the energy services industry;

•	increase in market interest rates, which may increase our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we may incur in the future;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	speculation in the press or investment community;

•	a large volume of sellers of our common stock pursuant to our resale registration statement with a relatively small volume of purchasers; or

•	general market and economic conditions.

Furthermore, the stock market has recently experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

The offering price per share of the common stock may not accurately reflect its actual value.

The initial public offering price per share of our common stock offered under this prospectus reflects the result of negotiations between us and the underwriters. The offering price may not accurately reflect the value of our common stock, and may not be indicative of prices that will prevail in the open market following this offering.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

For the foreseeable future, we intend to retain earnings to grow our business. Payments of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. Our Senior Secured Credit Facility restricts our ability to pay cash dividends on our common stock and we may also enter into credit agreements or borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.

We will incur increased costs as a result of being a public company.

As a privately held company, we have not been responsible for the corporate governance and financial reporting practices and policies required of a publicly traded company. Following the effectiveness of the registration statement of which this prospectus is a part, we will be a public company. As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of Nasdaq or other stock exchange on which our common stock is listed, with which we are not required to comply as a private company. Under the current rules of the SEC, beginning with fiscal 2013, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Beginning with fiscal 2018, or such earlier time as we are no longer an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm also will be required to report on our internal control over financial reporting. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE, Nasdaq or other stock exchange on which our common stock is listed;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish an investor relations function.

Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. In addition, we could be required to expend significant management time and financial resources to correct any material weaknesses in our internal control over financial reporting that may be identified.

In addition, we also expect that being a public company subject to these rules and regulations will require us to accept less director and officer liability insurance coverage than we desire or to incur substantial costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We are an emerging growth company within the meaning of the JOBS Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

We are an “emerging growth company” within the meaning of the JOBS Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional level of review of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier under certain circumstances. If we take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Future sales, or the perception of future sales, of our common stock may depress our share price.

We may in the future issue our previously authorized and unissued securities. At the closing of this offering, we will be authorized to issue 70 million shares of common stock and 1 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. The potential issuance of such additional shares of common stock will result in the dilution of the ownership interests of the purchasers of our common stock in this offering and may create downward pressure on the trading price, if any, of our common stock. The sales of substantial amounts of our common stock following the effectiveness of the registration statement of which this prospectus is a part, or the perception that these sales may occur, could cause the market price of our common stock to decline and impair our ability to raise capital. Based on 13,552,903 shares of common stock outstanding as of May 1, 2012, upon completion of this offering, we will have 17,552,903 shares of common stock outstanding. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market, except for any shares held by our affiliates, as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

We, our directors, executive officers and stockholders have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell or contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock for a period of 180 days from the date of this prospectus, which may be extended upon the occurrence of specified events, except with the prior written consent of Raymond James & Associates, Inc. and FBR Capital Markets & Co. Raymond James & Associates, Inc. and FBR Capital Markets & Co., at any time and without notice, may release all or any portion of the common stock subject to the lock-up agreements entered into in connection with this offering. If the restrictions under the lock-up agreements are waived, our common stock will be available for sale into the market, which could reduce the market value for our common stock. See “Underwriting.”

After the expiration of the lock-up agreements and other contractual restrictions that prohibit transfers for at least 180 days after the date of this prospectus, up to 13,298,649 restricted securities may be sold into the public market in the future without registration under the Securities Act to the extent permitted under Rule 144. Of these restricted securities, approximately 13,298,649 shares will be available for sale approximately 180 days after the date of this prospectus, subject to volume or other limits under Rule 144. See “Shares Eligible for Future Sale.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock, or if our operating results do not meet their expectations, the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. Securities analysts may elect not to provide research coverage of our common stock. This lack of research coverage could adversely affect the price of our common stock. We do not have any control over these reports or analysts. If any of the analysts who cover us downgrades our stock, or if our operating results do not meet the analysts’ expectations, our stock price could decline. Moreover, if any of these analysts ceases coverage of us or fails to publish regular reports on our business, we could lose visibility in the market, which in turn could cause our common stock price and trading volume to decline and our common stock to be less liquid.

You will incur immediate dilution in the book value of your common stock as a result of this offering.

The initial public offering price of our common stock is considerably more than the as adjusted, net tangible book value per share of our outstanding common stock. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing common stock in this offering will incur immediate dilution of $0.83 in as adjusted, net tangible book value per share of common stock, based on the assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the front cover page of this prospectus. In addition, following this offering, purchasers in the offering will have contributed 22.7% of the total consideration paid by our stockholders to purchase shares of common stock. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.” In addition, if we raise funds by issuing additional securities, the newly-issued shares will further dilute your percentage ownership of us.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company that a stockholder may consider favorable, which could adversely affect the price of our common stock. The provisions in our amended and restated certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include board authority to issue preferred stock without stockholder approval, and advance notice provisions for director nominations or business to be considered at a stockholder meeting. These provisions may also discourage acquisition proposals or delay or prevent a change of control, which could harm our stock price. See “Description of Capital Stock — Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation, Bylaws and Delaware Law.”

Our management team may not be able to organize and effectively manage a publicly traded operating company, which could adversely affect our overall financial position.

Some of our senior executive officers or directors have not previously organized or managed a publicly traded operating company, and our senior executive officers and directors may not be successful in doing so. The demands of organizing and managing a publicly traded operating company are much greater as compared to a private company and some of our senior executive officers and directors may not be able to meet those increased demands. Failure to organize and effectively manage us could adversely affect our overall financial position.

Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders, may adversely affect the market value of common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Our preferred stock, which could be issued without stockholder approval, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their share holdings in us.

Non-U.S. holders of our common stock may be subject to United States federal income tax with respect to gain on the disposition of our common stock.

If we are or have been a “United States real property holding corporation” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), at any time within the shorter of (1) the five-year period preceding a disposition of our common stock by a non-U.S. holder (as defined below under “Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders”), or (2) such holder’s holding period for such common stock, and assuming our common stock is “regularly traded,” as defined by applicable United States Treasury regulations, on an established securities market, the non-U.S. holder may be subject to United States federal income tax with respect to gain on such disposition if it held more than 5% of our common stock at any time during the shorter of periods (1) and (2) above. We believe we are, and will continue to be, a United States real property holding corporation.

If our common stock is not considered to be regularly traded on an established securities market during the calendar year in which a sale or disposition occurs, the buyer or other transferee of our common stock generally will be required to withhold tax at the rate of 10% on the sales price or other amount realized as a prepayment of a transferor’s United States federal income tax liability, unless the transferor furnishes an affidavit certifying that it is not a foreign person in the manner and form specified in applicable United States Treasury regulations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	market demand for coal and electricity;

•	geologic conditions, weather and other inherent risks of coal mining that are beyond our control;

•	competition within our industry and with producers of competing energy sources;

•	excess production and production capacity;

•	our ability to acquire or develop coal reserves in an economically feasible manner;

•	inaccuracies in our estimates of our coal reserves;

•	availability and price of mining and other industrial supplies, including steel-based supplies, diesel fuel, rubber tires and explosives;

•	availability of skilled employees and other workforce factors;

•	disruptions in the quantities of coal produced at our operations as a consequence of weather or equipment or mine failures;

•	our ability to collect payments from our customers;

•	defects in title or the loss of a leasehold interest;

•	railroad, barge, truck and other transportation performance and costs;

•	our ability to secure new coal supply arrangements or to renew existing coal supply arrangements;

•	our relationships with, and other conditions affecting, our customers;

•	the deferral of contracted shipments of coal by our customers;

•	our ability to service our outstanding indebtedness;

•	our ability to comply with the restrictions imposed by our Senior Secured Credit Facility and other financing arrangements;

•	the availability and cost of surety bonds;

•	terrorist attacks, military action or war;

•	our ability to obtain and renew various permits, including permits authorizing the disposition of certain mining waste;

•	existing and future legislation and regulations affecting both our coal mining operations and our customers’ coal usage, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxide, nitrogen oxides, toxic gases, such as hydrogen chloride, particulate matter or greenhouse gases;

•	the accuracy of our estimates of reclamation and other mine closure obligations;

•	customers’ ability to meet existing or new regulatory requirements and associated costs, including disposal of coal combustion waste material;

•	our ability to attract/retain key management personnel;

•	efforts to organize our workforce for representation under a collective bargaining agreement; and

•	the other factors affecting our business described below under the caption “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be $53.8 million, at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses. Our net proceeds will increase by approximately $8.4 million if the underwriters’ option to purchase additional shares is exercised in full. Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us of this offering by $3.7 million, or $4.3 million if the underwriters’ option is exercised in full, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses.

We intend to use $40.0 million of the net proceeds from this offering to repay a portion of our outstanding borrowings under our Senior Secured Term Loan, $13.6 million of the net proceeds to repay a portion of our outstanding borrowings under our Senior Secured Revolving Credit Facility and the balance for general corporate purposes, including to fund capital expenditures relating to our mining operations and working capital. The interest rate applicable to the Senior Secured Term Loan and the Senior Secured Revolving Credit Facility fluctuates based on our leverage ratio and the applicable interest option elected. The interest rates as of March 31, 2012 on each of the Senior Secured Term Loan and Senior Secured Revolving Credit Facility was 5.25%. Each of the Senior Secured Term Loan and the Senior Secured Revolving Credit Facility matures on February 9, 2016. See “Description of Indebtedness.” Raymond James Bank, FSB, an affiliate of Raymond James & Associates, Inc. is a lender under our Senior Secured Term Loan and our Senior Secured Revolving Credit Facility and may receive a portion of the net proceeds of this offering. See “Conflicts of Interest.”

DIVIDEND POLICY

Historically, we have not paid cash dividends to holders of our common stock. For the foreseeable future, we intend to retain earnings to grow our business. Payments of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors that our board of directors deems relevant. Our Senior Secured Credit Facility restricts our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.

CAPITALIZATION

The following table shows:

•	Our capitalization as of March 31, 2012; and

•	Our unaudited pro forma capitalization as of March 31, 2012, as adjusted, to reflect the following: (a) the receipt of the net proceeds from the sale by us in this offering of shares of common stock at an assumed public offering price of $ per share, the midpoint of the range set forth on the front cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (b) the repayment of certain outstanding indebtedness with the application of proceeds from this offering, (c) the conversion of 300,000 shares of Series A convertible preferred stock into 2,136,752 shares of common stock upon the consummation of this offering at an assumed public offering price of $ per share, the midpoint of the range set forth on the front cover page of this prospectus and (d) the 1-to-1.6727 reverse stock split to be effected prior to effectiveness of the registration statement of which this prospectus forms a part, as if each had occurred on March 31, 2012.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Selected Historical Consolidated Financial and Operating Data,” “Unaudited Pro Forma Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2012
		Pro-Forma As
	Actual	Adjusted(1)(2)(3)
	Unaudited
	(In thousands)

Cash and cash equivalents	$14,231	$27,929

Long-term debt, including current portion(4):
Revolving credit facility	$25,000	$25,000
Term loan facility	95,000	55,000
Capital leases	12,980	12,980
Other	18,953	18,953

Total long-term debt	151,933	111,933
Stockholders’ equity:
Common stock, $0.01 par value; 70,000,000 shares authorized and 19,095,763 shares issued and outstanding on an actual basis (11,416,151 shares issued and outstanding, assuming reverse stock split) 70,000,000 shares authorized and 17,552,903 shares issued and outstanding on an as adjusted basis(5)	191	175
Preferred stock, $0.01 par value, 1,000,000 shares authorized and 300,000 shares issued and outstanding, 1,000,000 shares authorized and zero shares issued and outstanding on an as adjusted basis	30,000	—
Additional paid-in-capital	208,222	292,038
Accumulated deficit	(39,419)	(40,664)
Accumulated other comprehensive income	(1,736)	(1,736)
Non-controlling interest	15	15

Total stockholders’ equity	197,273	249,828

Total capitalization	$349,206	$361,761

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per share would increase or decrease, respectively, each of total stockholders’ equity and total capitalization by approximately $3.7 million, after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares offered by us, together with a concomitant $1.00 increase in the assumed offering price to $ per share, would increase total stockholders’ equity and total capitalization by approximately $18.6 million. Similarly, each decrease of 1.0 million shares offered by us, together with a concomitant $1.00 decrease in the assumed offering price to $ per share, would decrease total stockholders’ equity and total capitalization by approximately $16.7 million. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 decrease in the assumed offering price would increase by 152,625, and a $1.00 increase in the assumed offering price would decrease by 133,547, the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock.

(2)	Assumes a 1-to-1.6727 reverse stock split to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part.

(3)	Does not reflect the expected contribution to the Company by Armstrong Resource Partners of the net proceeds of the Concurrent ARP Offering of $17.5 million in exchange for an undivided interest in additional land and reserves of the Company. The Company intends to utilize the amount received for the repayment of outstanding amounts under the Senior Secured Revolving Credit Agreement and for general corporate purposes. The Company expects to simultaneously enter into a financing arrangement with Armstrong Resource Partners to mine the mineral reserves transferred, resulting in the recognition of an obligation of $17.5 million. Also does not reflect the offset of unpaid deferred royalties owed by Armstrong Energy to Armstrong Resource Partners, if any in connection with Armstrong Resource Partners’ acquisition of an additional partial undivided interest in our reserves.

(4)	Total debt, actual and pro-forma as adjusted, does not include $96.6 million of certain long-term obligations to Armstrong Resource Partners that are characterized as financing transactions due to our continuing involvement in the lease of the related land and mineral reserves.

(5)	The number of shares of common stock issued and outstanding on a pro forma basis includes shares of common stock outstanding, including awards of unrestricted stock to management and excludes awards of unvested restricted stock to management.

DILUTION

Dilution is the amount by which the offering price paid by purchasers of common stock sold in this offering will exceed the pro forma net tangible book value per share of common stock after the offering. As of March 31, 2012, our net tangible book value was approximately $196.2 million, or $14.47 per share. Net tangible book value is our total tangible assets less total liabilities. Based on an assumed initial offering price of $      per share of common stock, on a pro forma as adjusted basis as of March 31, 2012, after giving effect to the offering of      shares of common stock and the application of the related net proceeds, and the conversion of 300,000 shares of Series A convertible preferred stock into 2,136,752 shares of common stock, our net tangible book value was $248.7 million, or $14.17 per share of common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution in net tangible book value per share for financial accounting purposes, as illustrated in the following table:

Assumed purchase price per share of common stock	$
Net tangible book value per share before this offering		14.47
Decrease in net tangible book value per share attributable to new investors		(0.30)

Less: Pro forma net tangible book value per share after this offering		14.17

Immediate dilution in net tangible book value per share to new investors		$0.83

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (which is the midpoint of the range set forth in the cover of this prospectus) would increase (decrease) our net tangible book value after the offering by $3.7 million, and decrease (increase) the dilution to new investors by $0.21, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of March 31, 2012, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, after giving pro forma effect to the conversion of 300,000 shares of Series A convertible preferred stock into 2,136,752 shares of common stock, and to the new investors in this offering at the assumed initial public offering price of $      per share, together with the total consideration paid and average price per share paid by each of these groups, before deducting underwriting discounts and commissions and estimated offering expenses.

					Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share
	(In thousands)

Existing stockholders	13,553	77.2%	$204,771	77.3%	$15.11
New investors	4,000	22.8%	60,000	22.7%

Total	17,553	100.0%	$264,771	100.0%	$15.08

The foregoing tables do not give effect to:

(a) 65,254 shares of restricted stock outstanding held by our employees, including our executive officers; and

(b) Additional shares of common stock available for future issuance under our stock option and incentive plans.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will be     , or approximately, 25.3% of the total number of shares of common stock.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following tables present our selected unaudited pro forma consolidated financial and operating data for the periods indicated for Armstrong Energy. The following unaudited pro forma consolidated financial data of Armstrong Energy at March 31, 2012, for the year ended December 31, 2011, and for the three months ended March 31, 2012, are based on the historical consolidated financial statements of our Predecessor, which are included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet data at March 31, 2012 gives effect to (a) the issuance of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” and (b) the conversion of 300,000 shares of Series A convertible preferred stock into 2,136,752 shares of common stock, as if this offering had occurred on March 31, 2012.

The unaudited pro forma consolidated financial data for the fiscal year ended December 31, 2011 gives effect to net adjustments to interest expense as a result of reduced borrowings under the Senior Secured Term Loan entered into on February 9, 2011 as if this offering had occurred on January 1, 2011.

The unaudited pro forma consolidated financial data for the three months ended March 31, 2012 gives effect to net adjustments to interest expense as a result of reduced borrowings under the Senior Secured Term Loan entered into on February 9, 2011 as if this offering had occurred on January 1, 2011.

This unaudited pro forma consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Our unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. Presentation of our unaudited pro forma consolidated financial and operating data is prepared in conformity with Article 11 of Regulation S-X. The unaudited pro forma consolidated financial and operating data is included for illustrative and informational purposes only and is not necessarily indicative of results we expect in future periods.

Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2011
(Dollars in Thousands, except per share amounts)

	As Reported
	for the Year			Pro Forma for this
	Ended			Offering for the
	December 31,	Adjustments Related		Year Ended
	2011	to this Offering		December 31, 2011

Revenue	$299,270	$—		$299,270
Costs and expenses:
Operating costs and expenses	221,597	—		221,597
Depreciation, depletion, and amortization	27,661	—		27,661
Asset retirement obligation expenses	4,005	—		4,005
Selling, general, and administrative costs	38,072	—		38,072

Operating income	7,935	—		7,935
Other income (expense):
Interest income	145	—		145
Interest expense	(10,839)	2,084	(A)	(8,755)
Other income (expense), net	(178)	—		(178)
Gain on deconsolidation	311	—		311
Gain on extinguishment of debt	6,954	—		6,954

Income (loss) before income taxes	4,328	2,084		6,412
Income tax provision	856	—		856

Net income	3,472	2,084		5,556
Less: Net income (loss) attributable to
noncontrolling interests	7,448	—		7,448
Net income (loss) attributable to common stockholders	$(3,976)	$2,084		$(1,892)

Pro Forma earnings per share
Basic and diluted				$(0.11)

Pro Forma weighted average shares outstanding
Basic				17,569

Diluted				17,569

(A)	Reflects the reduction in historical interest expense resulting from a reduction in the initial borrowings under the Senior Secured Term Loan entered into on February 9, 2011 of $40.0 million. The pro forma adjustments to historical interest expense related to the offering are as follows (dollars in thousands):

Interest Expense
Senior Secured Term Loan	$(1,855)
Deferred financing fees	(130)
Credit support fee to related party	(99)

$(2,084)

Unaudited Pro Forma Consolidated Statement of Operations
For the Quarter Ended March 31, 2012

	As Reported
	for the Quarter			Pro forma for the
	Ended			Offering for the
	March 31,	Adjustments Related		Quarter Ended
	2012	to the Offering		March 31, 2012
	(Dollars in Thousands, except per share amounts)

Revenue	$94,073	$—		$94,073
Costs and expenses:
Operating costs and expenses	69,009	—		69,009
Depreciation, depletion, and amortization	7,639	—		7,639
Asset retirement obligation expenses	1,104	—		1,104
Selling, general, and administrative costs	13,479	—		13,479

Operating income	2,842	—		2,842
Other income (expense):
Interest income	20	—		20
Interest expense	(4,184)	655	(B)	(3,529)
Other income (expense), net	153	—		153

Income (loss) before income taxes	(1,169)	655		(514)
Income tax provision	—	—		—

Net income	(1,169)	655		(514)
Less: Net income (loss) attributable to noncontrolling interests	—	—		—

Net income (loss) attributable to common stockholders	$(1,169)	$655		$(514)

Pro forma earnings per share
Basic and diluted				$(0.03)

Pro forma weighted average shares outstanding
Basic				17,553

Diluted				17,553

(B)	The pro forma adjustments to historical interest expense related to this offering are as follows (dollars in thousands):

Interest Expense
Senior Secured Term Loan	(524)
Credit support fee to related party	(99)
Deferred financing fees	(32)

$(655)

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of March 31, 2012
(Dollars in Thousands)

						Pro Forma for the
						Conversion of the
		Adjustments Related				Series A
		to the Conversion				Convertible
		of Series A				Preferred Stock and
	As Reported as	Convertible		Adjustments Related		this Offering as of
	of March 31, 2012	Preferred Stock		to this Offering		March 31, 2012

Assets
Current assets:
Cash and cash equivalents	$14,231	$—		$13,698	(D)	$27,929
Accounts receivable	26,288	—		—		26,288
Inventories	11,194	—		—		11,194
Prepaid and other assets	4,417	—		—		4,417

Total current assets	56,130	—		13,698		69,828
Property, plant equipment, and mine development, net	428,028	—		—		428,028
Investments	3,204	—		—		3,204
Related party receivables, net	339	—		—		339
Intangible assets, net	1,122	—		—		1,122
Other noncurrent assets	26,155	—		(1,245	)(E)	24,910

Total assets	$514,978	$—		$12,453		$527,431

Liabilities and members’ equity
Current liabilities:
Accounts payable	$36,213	$—		$—		$36,213
Accrued liabilities and other	13,378	—		(102	)(F)	13,276
Current portion of capital lease obligations	4,344	—		—		4,344
Current maturities of long-term debt	32,383	—		—		32,383

Total current liabilities	86,318	—		(102)		86,216
Long-term debt, less current maturities	106,570	—		(40,000	)(G)	66,570
Long-term obligation to related party	96,564	—		—		96,564
Related party payable	—	—		—		—
Asset retirement obligations	17,551	—		—		17,551
Long-term portion of capital lease obligations	8,636	—		—		8,636
Other non-current liabilities	2,066	—		—		2,066

Total liabilities	317,705	—		(40,102)		277,603
Stockholders’ equity:
Series A Convertible Preferred Stock	30,000	(30,000	)(C)	—		—
Common stock	191	21	(C)	(37	)(H,I)	175
Additional paid in capital	208,222	29,979	(C)	53,837	(H,I)	292,038
Accumulated deficit	(39,419)	—		(1,245	)(E)	(40,664)
Accumulated other comprehensive income (loss)	(1,736)	—		—		(1,736)

Armstrong Energy, Inc.’s equity	197,258	—		52,555		249,813
Non-controlling interest	15	—		—		15

Total stockholders’ equity	197,273	—		52,555		249,828

Total liabilities and stockholders’ equity	$514,978	$—		$12,453		$527,431

(C)	Reflects the conversion of the outstanding Series A Convertible Preferred Stock as a result of the consummation of this offering and adjustments to common stock and additional paid in capital as follows (dollars in thousands):

Series A Convertible Preferred Stock(1)	$30,000
Less: par value of common stock issued upon conversion(2)	(21)

Additional paid in capital on shares issued upon conversion	$29,979

(1)	Upon completion of this offering, the Series A Convertible Preferred Stock converts into 2,136,752 shares of the Company’s common stock based on an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus).

(2)	To reflect the reclassification to common stock of the par value of $0.01 per share for the 2,136,752 shares issued upon conversion.

(D)	Reflects the increase in cash and cash equivalents from the excess proceeds from this offering.

(E)	Reflects the write-off of unamortized deferred financing costs associated with the repayment of a portion of the Senior Secured Term Loan with the proceeds from this offering.

(F)	Reflects the payment of accrued interest on $40.0 million of the Senior Secured Term Loan repaid with proceeds from this offering.

(G)	Reflects the expected repayment of $40.0 million of the Senior Secured Term Loan and $13.6 million of the Senior Secured Revolving Credit Facility with proceeds from this offering, as required under the Senior Secured Credit Facility.

(H)	Reflects the adjustments to common stock and additional paid in capital for the public offering of the Company’s common stock as follows (dollars in thousands):

Proceeds from this offering(1)	$60,000
Less: estimated fees and expense related with this offering	(6,200)

Net proceeds from this offering	53,800
Less: par value of common stock issued in this offering(2)	(40)

Additional paid in capital on shares issued in this offering	$53,760

(1)	To reflect the issuance of shares of the Company’s common stock offered hereby at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus).

(2)	To reflect the reclassification to common stock of the par value of $0.01 per share for the shares issued in this offering.

(I)	Reflects the adjustments to common stock and additional paid in capital for the assumed 1-to-1.6727 reverse stock split to be effected prior to this offering.

SELECTED HISTORICAL
CONSOLIDATED FINANCIAL
AND OPERATING DATA

The following table presents our selected historical consolidated financial and operating data for the periods indicated for Armstrong Energy, Inc.’s predecessor, Armstrong Land Company, LLC and its subsidiaries (our “Predecessor”). The summary historical financial data for the years ended December 31, 2007, 2008, 2009, 2010, and 2011 and the balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011, are derived from the audited financial statements of our Predecessor. The selected historical financial data for the three months ended March 31, 2011 and 2012 and the balance sheet data as of March 31, 2011 and 2012 are derived from the unaudited financial statements included herein. Historical results are not necessarily indicative of results we expect in future periods. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	Predecessor
	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
	(Unaudited)					(Unaudited)
	(In thousands, except per share amounts)

Results of Operations Data
Total revenues	$—	$57,069	$167,904	$220,625	$299,270	$71,476	$94,073
Costs and expenses	6,369	64,667	166,686	201,473	291,335	69,846	91,231

Operating income (loss)	(6,369)	(7,598)	1,218	19,152	7,935	1,630	2,842
Interest expense	(8,730)	(14,752)	(12,651)	(11,070)	(10,839)	(2,238)	(4,184)
Other income (expense), net	983	971	988	87	278	93	173
Gain on extinguishment of debt	—	—	—	—	6,954	6,954	—

Income (loss) before income taxes	(14,116)	(21,379)	(10,445)	8,169	4,328	6,439	(1,169)
Income tax provision	—	—	—	—	(856)	837	—

Net income (loss)	(14,116)	(21,379)	(10,445)	8,169	3,472	5,602	(1,169)
Less: net income (loss) attributable to non-controlling interest	(329)	(5,552)	(1,730)	3,351	7,448	(2,231)	—

Net income (loss) attributable to common stockholders	$(13,787)	$(15,827)	$(8,715)	$4,818	$(3,976)	$3,371	$(1,169)

Earnings (loss) per share, basic and diluted, without giving effect to reverse stock split	$(1.53)	$(1.35)	$(0.50)	$0.25	$(0.21)	$0.18	$(0.06)

Earnings (loss) per share, basic and diluted, assuming reverse stock split(1)	$(2.56)	$(2.26)	$(0.84)	$0.42	$(0.35)	$0.30	$(0.10)

Balance Sheet Data (at period end)
Total assets	$222,118	$372,674	$450,618	$478,038	$507,908	$492,600	$514,978
Working capital	15,999	(34,668)	(17,749)	2,905	(30,629)	(3,528)	(30,188)
Total debt (including capital leases)	128,375	183,337	159,730	139,871	244,810	136,945	248,497
Total stockholders’ equity	83,180	168,931	255,333	296,681	168,138	306,767	197,273
Other Data
Tons sold (unaudited)	—	1,398	4,674	5,387	7,030	1,791	2,067
Net cash provided by (used in):
Operating activities	$(6,109)	$(11,079)	$3,054	$37,194	$48,174	$7,758	$6,186
Investing activities	(48,418)	(80,020)	(62,476)	(41,755)	(75,827)	(11,294)	(17,600)
Financing activities	67,505	79,402	64,854	(3,935)	39,132	3,452	6,065
Adjusted EBITDA(2) (unaudited)	(5,724)	(1,029)	16,567	41,099	41,023	9,616	11,916
Adjusted EBITDA is calculated as follows (unaudited):
Net income (loss)	$(14,116)	$(21,379)	$(10,445)	$8,169	$3,472	$5,602	$(1,169)
Income tax provision	—	—	—	—	856	837	—
Depreciation, depletion, and amortization	264	5,810	14,464	21,979	31,666	7,928	8,743
Interest expense, net	7,429	14,377	12,482	10,872	10,694	2,178	4,164
Non-cash stock compensation expense	699	163	66	79	1,383	25	178
Non-cash charge related to non-recourse notes	—	—	—	—	217	—	—
Gain on deconsolidation	—	—	—	—	(311)	—	—
Gain on extinguishment of debt	—	—	—	—	(6,954)	(6,954)	—

	$(5,724)	$(1,029)	$16,567	$41,099	$41,023	$9,616	$11,916

(1)	Per share calculation reflects the assumed 1-to-1.6727 reverse stock split to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part.

(2)	Adjusted EBITDA is a non-GAAP financial measure, and when analyzing our operating performance, investors Adjusted EBITDA in addition to, and not as an alternative for, operating income and net income (loss) (each as determined in accordance with GAAP). We use Adjusted EBITDA as a supplemental financial measure.

Adjusted EBITDA is defined as net income (loss) before net interest expense, income taxes, depreciation, depletion and amortization, non-cash stock compensation expense, non-cash charges related to non-recourse notes, gain on deconsolidation, and gain on extinguishment of debt.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. There are significant limitations to using Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating Adjusted EBITDA reported by different companies, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

For example, Adjusted EBITDA does not reflect:

• cash expenditures, or future requirements, for capital expenditures or contractual commitments; changes in, or cash requirements for, working capital needs;

• the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debt; and

• any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Adjusted EBITDA does not represent funds available for discretionary use because those funds are required for debt service, capital expenditures, working capital and other commitments and obligations. However, our management team believes Adjusted EBITDA is useful to an investor in evaluating our company because this measure:

• is widely used by investors in our industry to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors; and

• helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure, which is useful for trending, analyzing and benchmarking the performance and value of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data” and our audited and unaudited financial statements and related notes appearing elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

Overview

We are a diversified producer of low chlorine, high sulfur thermal coal from the Illinois Basin with both surface and underground mines. We market our coal primarily to electric utility companies as fuel for their steam-powered generators. Based on 2011 production, we are the sixth largest producer in the Illinois Basin and the second largest in Western Kentucky. We were formed in 2006 to acquire and develop a large coal reserve holding. We commenced production in the second quarter of 2008 and currently operate seven mines, including five surface and two underground, and are seeking permits for three additional mines. We control approximately 326 million tons of proven and probable coal reserves. Our reserves and operations are located in the Western Kentucky counties of Ohio, Muhlenberg, Union and Webster. We also own and operate three coal processing plants which support our mining operations. The location of our coal reserves and operations, adjacent to the Green and Ohio Rivers, together with our river dock coal handling and rail loadout facilities, allow us to optimize our coal blending and handling, and provide our customers with rail, barge and truck transportation options. From our reserves, we mine coal from multiple seams which, in combination with our coal processing facilities, enhances our ability to meet customer requirements for blends of coal with different characteristics.

We market our coal primarily to large utilities with coal-fired, base-load, scrubbed power plants under multi-year coal supply agreements. Our multi-year coal supply agreements usually have specific and possibly different volume and pricing arrangements for each year of the agreement. These agreements allow customers to secure a supply for their future needs and provide us with greater predictability of sales volume and sales prices. In 2011, we sold approximately 89% of our coal under multi-year coal supply agreements. At March 31, 2012, we had 10 multi-year coal supply agreements with terms ranging from one to seven years. For the fiscal year ended December 31, 2011, coal sales to LGE and TVA constituted approximately 35% and 28%, respectively, of our total coal revenues. We are contractually committed to sell 8.3 million tons of coal in 2012 and 7.1 million tons of coal in 2013, which represents approximately 95% and 71% of our expected total coal sales in 2012 and 2013, respectively.

During 2011 and the three months ended March 31, 2012, we produced 6.6 million and 2.2 million tons of coal, respectively, and during the same periods, we sold 7.0 million and 2.1 million tons of coal, respectively. For the year ended December 31, 2011, our revenue from coal sales was $299.3 million, and we generated operating income of $7.9 million and Adjusted EBITDA of $41.0 million. Our revenue, operating income and Adjusted EBITDA for the three months ended March 31, 2012 were $94.1 million, $2.8 million and $11.9 million, respectively. Our coal production increased from 1.4 million tons in 2008 to 6.6 million tons in 2011 through the expansion of our operations by opening new mines.

Our principal expenses related to the production of coal are labor and benefits, equipment, materials and supplies (explosives, diesel fuel and electricity), maintenance, royalties and excise taxes. Unlike some of our competitors, we employ a totally non-union workforce. Many of the benefits of our non-union workforce are related to higher productivity and are not necessarily reflected in our direct costs. In addition, while we do not pay our customers’ transportation costs, they may be substantial and are often the determining factor in a coal consumer’s contracting decision. The location of our coal reserves and operations, adjacent to the Green and Ohio Rivers, together with our river dock coal handling and rail loadout facilities, allow us to optimize our coal blending and handling and provide our customers with rail, barge and truck transportation options.

Evaluating the Results of Our Operations

We evaluate the results of our operations based on several key measures:

•	our coal production, sales volume and weighted average sales prices;

•	our cost of coal sales; and

•	our Adjusted EBITDA, a non-GAAP financial measure.

We define our coal sales price per ton, or average sales price, as total coal sales divided by tons sold. We review coal sales price per ton to evaluate marketing efforts and for market demand and trend analysis. We define Adjusted EBITDA as our net income (loss) before net interest expense, income taxes, depreciation, depletion and amortization, non-cash stock compensation expense, non-cash charges related to non-recourse notes, gain on deconsolidation, and gain on extinguishment of debt. Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess the financial performance of our assets without regard to financing methods, capital structure or historical cost basis, the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness, our operating performance and return on investment compared to those of other companies in the coal energy sector, without regard to financing or capital structures, and the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities. Adjusted EBITDA has several limitations that are discussed under “Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data,” where we also include a quantitative reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, which is net income (loss).

Coal Production, Sales Volume and Sales Prices

We evaluate our operations based on the volume of coal we produce, the volume of coal we sell and the prices we receive for our coal. Because we sell substantially all of our coal under multi-year coal supply agreements, our coal production, sales volume and sales prices are largely dependent upon the terms of those contracts. The volume of coal we sell is also a function of the productive capacity of our mines and changes in our inventory levels and those of our customers.

Our multi-year coal supply agreements typically provide for a fixed price, or a schedule of fixed prices, over the contract term. In addition, the contracts typically contain price reopeners that provide for a market-based adjustment to the initial price after the initial years of those contracts have been fulfilled. These contracts will terminate if we cannot agree upon a market-based price with the customer. In addition, many of our multi-year coal supply agreements have full or partial cost pass through or inflation adjustment provisions; specifically, costs related to fuel, explosives and new government impositions are subject to certain pass-through provisions under many of our multi-year coal supply agreements. Cost pass-through provisions typically provide for increases in our sales prices in rising operating cost environments and for decreases in declining operating cost environments. Inflation adjustment provisions typically provide some protection in rising operating cost environments. We also receive premiums, or pay penalties, based upon the actual quality of the coal we deliver, which is measured for characteristics such as heat (Btu), sulfur and moisture content.

We evaluate the price we receive for our coal on an average sales price per ton basis. The following table provides operational data with respect to our coal production, coal sales volume and average sales prices per ton for the periods indicated:

	Year Ended			Three Months
	December 31,			Ended March 31,
	2009	2010	2011	2011	2012
	(In thousands, except per ton amounts)

Tons of Coal Produced	4,434	5,645	6,642	1,695	2,155
Tons of Coal Sold	4,674	5,387	7,030	1,791	2,067
Tons of Coal Sold Under Multi-Year Agreements	4,674	4,827	6,241	1,756	1,805
Average Sales Price Per Ton	$35.92	$40.96	$42.57	$39.91	$45.51

Cost of Coal Sales

We evaluate our cost of coal sales on a cost per ton basis. Our cost of coal sales per ton produced represents our production costs divided by the tons of coal we sell. Our production costs include labor and associated benefits, fuel, lubricants, explosives, operating lease expenses, repairs and maintenance, royalties, and all other costs that are directly related to our mining operations, other than the cost of depreciation, depletion and amortization (“DD&A”) expenses. Our production costs also exclude any indirect costs, such as selling, general and administrative (“SG&A”) expenses. Our production costs do not take into account the effects of any of the inflation adjustment or cost pass-through provisions in our multi-year coal supply agreements, as those provisions result in an adjustment to our coal sales price.

The following table provides summary information for the dates indicated relating to our cost of coal sales per ton produced:

	Year Ended			Three Months
	December 31,			Ended March 31,
	2009	2010	2011	2011	2012
	(In thousands, except per ton amounts)

Tons of Coal Sold	4,674	5,387	7,030	1,791	2,067
Average Sales Price Per Ton	$35.92	$40.96	$42.57	$39.91	$45.51
Cost of Coal Sales Per Ton	$27.36	$28.19	$31.52	$29.73	$33.39

Adjusted EBITDA

Although Adjusted EBITDA is not a measure of performance calculated in accordance with GAAP, our management believes that it is useful in evaluating our financial performance and our compliance with our existing Senior Secured Credit Facility. Adjusted EBITDA has several limitations that are discussed under “Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data,” where we also include a quantitative reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, which is net income (loss).

Factors that Impact Our Business

For the past three years, over 92% of our coal sales were made under multi-year coal supply agreements. We intend to continue to enter into multi-year coal supply agreements for a substantial portion of our annual coal production, using our remaining production to take advantage of market opportunities as they present themselves. We believe our use of multi-year coal supply agreements reduces our exposure to fluctuations in the spot price for coal and provides us with a reliable and stable revenue base. Using multi-year coal supply agreements also allows us to partially mitigate our exposure to rising costs, to the extent those contracts have full or partial cost pass through provisions or inflation adjustment provisions. For example, our contracts with LGE contain provisions that adjust the price paid for our coal in the event there is change in the price of diesel fuel, a key cost component in our coal production. Certain of our other contracts, such as those with TVA, contain provisions that permit us to seek additional price adjustments to account for changes in environmental and other laws and regulations to which we are subject, to the extent those changes increase the cost of our production of coal. For further information about our multi-year coal supply agreements, please see “Business — Sales and Marketing — Multi-Year Coal Supply Agreements.”

The following table reflects the portion of our anticipated coal production that is committed and priced, committed but unpriced, and uncommitted for sale under our multi-year coal supply agreements for 2012 and 2013.

	2012	2013
	(In millions of tons, except price per ton data)

Committed	8.3	5.7
Committed but unpriced	—	1.4
Uncommitted	0.4	3.0

Total	8.7	10.1

Average price per committed ton	$43.99	$45.38

Certain of our multi-year coal supply agreements contain option provisions that give the customer the right to elect to purchase, or defer the purchase of, additional tons of coal each month during the contract term at a fixed price provided for in the contract. Our multi-year coal supply agreements that provide for these option tons typically require the customer to provide us with advance notice of an election to take or defer these option tons. Because the price of these option tons is fixed under the terms of the contract, we could be obligated to deliver coal to those customers at a price that is below the market price for coal on the date the option is exercised. If our customers elect to receive these option tons, we believe we will have the operating flexibility to meet these requirements through increased production. Similarly, short term changes by our customers in the amount of coal they purchase as a result of these option and deferment provisions may affect our average sales price per ton of coal in any given month or similarly narrow window. For example, as discussed in more detail below, our average sales price per ton during the year ended December 31, 2011 was higher than the average sales price per ton during the year ended December 31, 2010, due to higher pricing on our long-term contracts due to the annual increases under the majority of our multi-year coal supply agreements, and spot sales that did not occur in 2010.

We believe the other key factors that influence our business are:

•	demand for coal;

•	demand for electricity;

•	economic conditions;

•	the quantity and quality of coal available from competitors;

•	competition for production of electricity from non-coal sources;

•	domestic air emission standards and the ability of coal-fired power plants to meet these standards using coal produced from the Illinois Basin;

•	legislative, regulatory and judicial developments, including delays, challenges to, and difficulties in acquiring, maintaining or renewing necessary permits or mineral or surface rights; and

•	our ability to meet governmental financial security requirements associated with mining and reclamation activities.

For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate, please see “Risk Factors.”

Recent Trends and Economic Factors Affecting the Coal Industry

Coal consumption and production in the United States have been driven in recent periods by several market dynamics and trends. Total coal consumption in the United States in 2011 decreased by approximately 42 million tons, or 4.0%, from 2010 levels. The decline in U.S. domestic coal consumption during 2011 and early 2012 was partially a function of switching to other sources of fuel. However, according to the EIA, coal is expected to remain the dominant energy source for electric power generation for the foreseeable future.

Please read “The Coal Industry — Recent Trends” and “— Coal Consumption and Demand” for the recent trends and economic factors affecting the coal industry.

Results of Operations

Factors Affecting the Comparability of Our Results of Operations

The comparability of our operating results for the years ending December 31, 2009, 2010 and 2011 is impacted by the opening of additional mines during each of the periods. We began production of coal mid-year 2008 at one underground mine and one surface mine. Our coal production increased substantially from 1.4 million tons in 2008 to 6.6 million tons in 2011. The increase in production was primarily the result of the opening of two additional mines in 2009, a third in 2010, and two additional mines in 2011. Due to these changes in the number of operating mines during the aforementioned periods, it is difficult to provide direct comparisons of reported results during each period. In addition, as discussed in more detail below, from late 2009 through November 2010, we received a price incentive from LGE under one of our multi-year coal supply agreements, which added $3.29 per ton to the sales price under that agreement.

Similarly, the comparability of our operating results for the three months ended March 31, 2012 and 2011 is impacted by the opening of one additional mine in the second quarter of fiscal 2011, one in the third quarter of fiscal 2011 and one in the fourth quarter of fiscal 2011. Our coal production increased from 1.7 million tons in the three months ended March 31, 2011 to 2.2 million tons in the three months ended March 31, 2012. The increase in production was primarily the result of the opening of the additional mines.

Summary

The following table presents certain of our historical consolidated financial data for the periods indicated. The following table should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data.”

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(Unaudited)
	(In thousands, except per share and per ton amounts)

Results of Operations Data
Total revenues	$167,904	$220,625	$299,270	$71,476	$94,073
Costs and expenses
Costs of coal sales	127,886	151,838	221,597	53,243	69,009
Depreciation, depletion and amortization	12,480	18,892	27,661	6,972	7,639
Asset retirement obligation expenses	1,984	3,087	4,005	956	1,104
Selling, general and administrative expenses	24,336	27,656	38,072	8,675	13,479

Total costs and expenses	166,686	201,473	291,335	69,846	91,231

Operating income (loss)	1,218	19,152	7,935	1,630	2,842
Interest expense	(12,651)	(11,070)	(10,839)	(2,238)	(4,184)
Other income (expense), net	988	87	278	93	173
Gain on extinguishment of debt	—	—	6,954	6,954	—

Income (loss) before income taxes	(10,445)	8,169	4,328	6,439	(1,169)
Income tax provision	—	—	(856)	837	—

Net income (loss)	(10,445)	8,169	3,472	5,602	(1,169)
Less: net (income) loss attributable to non-controlling interest	(1,730)	3,351	7,448	(2,231)	—

Net income (loss) attributable to common stockholders	$(8,715)	$4,818	$(3,976)	$3,371	$(1,169)

Earnings (loss) per share, basic and diluted, without giving effect to reverse stock split	$(0.50)	$0.25	$(0.21)	$0.18	$(0.06)

Earnings (loss) per share, basic and diluted, assuming reverse stock split(1)	$(0.84)	$0.42	$(0.35)	$0.30	$(0.10)

Other Data
Adjusted EBITDA (unaudited)(2)	$16,567	$41,099	$41,023	$9,616	$11,916
Adjusted EBITDA per ton sold (unaudited)(2)	3.54	7.63	5.84	5.37	5.76

(1)	Per share calculation reflects the assumed 1-to-1.6727 reverse stock split to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part.

(2)	Adjusted EBITDA is a non-GAAP financial measure which represents net income (loss) before net interest expense, income taxes, depreciation, depletion and amortization, non-cash stock compensation expense, non-cash charges related to non-recourse notes, gain on deconsolidation and gain on extinguishment of debt. For these purposes, “GAAP” refers to U.S. generally accepted accounting principles. Please see “— Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data” for a reconciliation of Adjusted EBITDA to net income (loss).

Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Overview

We reported revenue of $94.1 million for the three months ended March 31, 2012, compared to $71.5 million for the three months ended March 31, 2011. Coal sales increased 15.4% to 2.1 million tons in the first quarter of 2012, compared to 1.8 million tons in the same period of the prior year. Our average sales price per ton in the three months ended March 31, 2012 increased 14.0%, to $45.51 per ton, compared to the same period of the prior year. Our net loss and Adjusted EBITDA for the first quarter of 2012 was $1.2 million and $11.9 million, as compared to net income and adjusted EBITDA for the first quarter of 2011 of $5.6 million and $9.6 million.

Coal Production and Sales Volume

Our tons of coal produced increased 27.1% to 2.2 million tons in the first quarter of 2012 from 1.7 million tons in the same period of 2011. This increase is primarily attributable to the commencement of production at the Lewis Creek surface mine and Kronos underground mine in June 2011 and September 2011, respectively, which increased our sales by 0.6 million tons for the first quarter of 2012, as compared to the first quarter of 2011. This increase was partially offset by the closure of the Big Run underground mine in October 2011.

Average Sales Price Per Ton

Our average sales price per ton increased 14.0% to $45.51 in the first quarter of 2012 from $39.91 in the first quarter of 2011. This $5.60 per ton increase resulted from the combination of: (a) higher pricing due to annual increases on our long-term contracts, (b) favorable customer mix related to the timing of deliveries, (c) an increase in spot sales that did not occur in the first quarter of 2011, and (d) the addition of a new customer in the current year whose pricing is commensurate with current market prices.

Revenue

Our coal sales revenue for the three months ended March 31, 2012 increased by $22.6 million, or 31.6%, compared to the three months ended March 31, 2011. This increase is primarily attributable to coal sales from our Lewis Creek surface mine and Kronos underground mine, which were opened during June 2011 and September 2011, respectively, and contributed an additional $23.9 million of revenue as compared to the first quarter of 2011. In addition, revenue was positively impacted by increased pricing year over year as discussed above. Partially offsetting the increase in revenue is the closure of the Big Run mine in October 2011.

Cost of Coal Sales (Excluding DD&A Expenses and SG&A Expenses)

Cost of coal sales (excluding DD&A expenses) increased 29.6% to $69.0 million in the three months ended March 31, 2012, from $53.2 million in the same period of 2011. This increase was primarily attributable to the opening of the Lewis Creek surface mine and Kronos underground mine, which were opened during June 2011 and September 2011, respectively, which resulted in operating costs of $16.0 million during the first quarter of 2012. In addition, cost of coal sales declined in the current year due to the closure of the Big Run mine, which was offset by increased costs at the Equality mine due to less favorable mining conditions in 2012 and the implementation of the new ground control plan in the fourth quarter of 2011. On a per ton basis, our cost of coal sales increased during the three months ended March 31, 2012, compared to the same period of 2011, from $29.73 per ton to $33.39 per ton, due primarily to restrictions on the depth of advancement that can be made at our Kronos underground mine and higher costs at our Equality mine resulting from changes in the ground control plan implemented in the fourth quarter of 2011.

Depreciation, Depletion and Amortization

DD&A expenses increased by $0.7 million, or 9.6%, during the three months ended March 31, 2012, as compared to the same period in 2011. The primary reason for the increase was a $1.2 million increase in depreciation associated with the opening of the Lewis Creek surface mine and Kronos underground mine in the latter half of 2011. Depletion and amortization expenses were also slightly higher as a result of the higher production in 2012, partially offset by a reduction in depreciation and amortization expenses from the closure of the Big Run mine in September 2011.

Asset Retirement Obligation Expense

Asset retirement obligation expense increased by $0.1 million, or 15.5%, in the three months ended March 31, 2012, as compared to the same period of 2011. The increase is due primarily to the opening of the Lewis Creek surface mine and the Kronos underground mine.

Selling, General and Administrative Expenses

SG&A expenses were $13.5 million for the three months ended March 31, 2012, which was $4.8 million, or 55.4%, higher than the three months ended March 31, 2011. On a cost per ton sold basis for the three months ended March 31, 2012, SG&A expenses were $6.52, compared to $4.84 for the three months ended March 31, 2011. Administrative expenses related to the Lewis Creek surface mine and Kronos underground mine accounted for the majority of the increase in costs, and higher coal severance and similar costs that are directly related to the $22.6 million, or 31.6%, increase in total sales for the first quarter of 2012, as compared to the same period of 2011. In addition, royalties earned by Armstrong Resource Partners totaled $1.0 million and zero for the three months ended March 31, 2012 and 2011, respectively, due to the opening of the Kronos underground mine.

Interest Expense

Interest expense was $4.2 million for the three months ended March 31, 2012, as compared to $2.2 million for the three months ended March 31, 2011. The increase was principally attributable to interest expense incurred in the first quarter of 2012 associated with the long-term obligation to a related party that was recognized as a result of the deconsolidation of Armstrong Resource Partners on October 1, 2011. During the first quarter of 2011, we entered into new Senior Secured Credit Facility and repaid our then outstanding promissory notes with the proceeds. As a result of the aforementioned repayment, we recorded a gain on the extinguishment of debt of $7.0 million in the three months ended March 31, 2011. See “Description of Indebtedness” for a more detailed discussion of our financing activities.

Income Taxes

We recorded an income tax provision of zero and $0.8 million for the three months ended March 31, 2012 and 2011, respectively. The prior year provision related primarily to current alternative minimum tax and certain state income tax as a result of taxable income generated from certain of our subsidiaries in the prior year.

Adjusted EBITDA

Our Adjusted EBITDA for the three months ended March 31, 2012 was $11.9 million, or $5.76 per ton, as compared to $9.6 million, or $5.37 per ton, for the three months ended March 31, 2011. The increase resulted primarily from the higher average sales prices, as well as an increase in the tons sold due to the increase in the number of mines in operation. This increase was partially offset by higher than anticipated operating costs at the Kronos underground mine and Equality mine in the current year.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Overview

We reported revenue of $299.3 million for the year ended December 31, 2011, compared to $220.6 million for the year ended December 31, 2010. Coal sales increased 30% to 7.0 million tons in 2011, compared to 5.4 million tons in 2010. Our average sales price per ton in 2011 increased 3.9%, or $1.61 per ton, compared to 2010. Our net income decreased from $8.2 million in 2010 to $3.5 million in 2011. Our Adjusted EBITDA decreased slightly to $41.0 million for 2011 from $41.1 million for 2010.

Coal Production and Sales Volume

Our tons of coal produced increased 17.7% to 6.6 million tons in 2011 from 5.6 million tons in 2010. This increase is primarily attributable to the commencement of production at the Equality Boot, Lewis Creek, and Maddox surface mines, which increased our sales by 2.6 million tons for 2011, as compared to 2010. This increase was partially offset by lower production at our other surface mines as a result of high levels of rainfall, decreases at our East Fork operation of 0.9 million tons as a portion of the mine was depleted and MSHA mandates that impacted production at the Big Run mine. Sales volume during 2011 was slightly lower than anticipated due to weather-induced high water issues on the Green and Ohio Rivers, which delayed barge deliveries to two of our customers. However, the reduction in barge-delivered tons was partially offset by an increase in the number of tons delivered by truck. In addition, maintenance cycles at the primary plants receiving our coal under our contracts with TVA resulted in the deferment or force majeure of approximately 327,000 tons of scheduled deliveries during 2011.

Average Sales Price Per Ton

Our average sales price per ton increased 3.9% to $42.57 in 2011 from $40.96 in 2010. This $1.61 per ton increase resulted from the combination of: (a) higher pricing on our long-term contracts due to the annual increases under the majority of our multi-year coal supply agreements, and (b) spot sales that did not occur in 2010. These increases were partially offset by the elimination of the $3.29 per ton price adjustment in December 2010 that we received from LGE pending permitting approval of our Equality Boot mine.

Revenue

Our coal sales revenue for 2011 increased by $78.6 million, or 35.6%, compared to 2010. This increase is primarily attributable to coal sales from our Equality Boot and Lewis Creek mines, which completed development during January 2011 and June 2011, respectively, and contributed an additional $95.6 million of revenue as compared to 2010. The positive effect of the opening of the Equality Boot and Lewis Creek mines was partially offset by record rainfall amounts that hampered barge deliveries, the partial deferment of deliveries of scheduled tons under contract by TVA, Big Rivers and Alcoa.

Operating Costs and Expenses (Excluding DD&A Expenses and SG&A Expenses)

Operating costs and expenses increased 45.9% to $221.6 million in 2011, from $151.8 million in 2010. This increase was primarily attributable to completing development of our Equality Boot and Lewis Creek mines in January 2011 and June 2011, respectively, which resulted in operating costs of $79.7 million during 2011. On a per ton basis, our cost of coal sales increased during 2011, compared to 2010, from $28.19 per ton to $31.52 per ton, due to unfavorable mining conditions at our surface mines as a result of record rainfall amounts, poor roof conditions at the Big Run mine that required additional support and reduced productivity, and reduced production at the Parkway and East Fork mines. In addition, we experienced higher material and supplies costs in 2011, compared to 2010, related to equipment maintenance expenses and fuel and oil-related expenses. Specifically:

•	Equipment maintenance expenses per ton sold increased 22.7% to $8.71 per ton in 2011 from $7.10 per ton in 2010. The increase of $23.0 million in 2011 as compared to 2010 is primarily the result of the cost of additional equipment at our Equality Boot mine; and

•	Fuel and oil-related expenses per ton sold increased 62.5% to $4.11 per ton in 2011 from $2.53 per ton in 2010. The increase of $15.2 million in 2011 as compared to 2010 is the result of higher fuel prices in 2011. A portion of the higher fuel prices will be recovered through higher revenue in future periods through fuel adjustment cost provisions in certain of our multi-year coal supply agreements.

Depreciation, Depletion and Amortization

DD&A expenses increased by $8.8 million, or 46.4%, during 2011, as compared to the same period in 2010. The primary reason for the increase was a $10.0 million increase in DD&A associated with the Equality

Boot and Lewis Creek operations. Amortization expense was also slightly higher as a result of the higher production in 2011. Lower depletion and depreciation expenses were realized at operations with reduced production levels from 2010, thereby offsetting a portion of the increases.

Asset Retirement Obligation Expense

Asset retirement obligation expense increased by $0.9 million, or 29.7%, in 2011, as compared to 2010. The increase is due primarily to the opening of the Equality Boot and Lewis Creek mines.

Selling, General and Administrative Expenses

SG&A expenses were $38.1 million for 2011, which was $10.4 million, or 37.7%, higher than 2010. On a cost per ton sold basis for 2011, SG&A expenses were $5.42, compared to $5.13 for 2010. Administrative expenses related to the Equality Boot and Lewis Creek mines accounted for the majority of the increase in costs, and higher coal severance and similar costs that are directly related to the $78.6 million, or 35.6%, increase in total sales for 2011 as compared to 2010.

Interest Expense

Interest expense was $10.8 million for 2011, as compared to $11.1 million for 2010. The decrease was principally attributable to lower interest rates associated with our Senior Secured Credit Facility as compared to our outstanding debt during 2010 in the form of the promissory notes that were repaid when we entered into our Senior Secured Credit Facility in February 2011. The decline was partially offset by interest expense incurred associated with the long-term obligation to a related party that was recognized as a result of the deconsolidation of Armstrong Resource Partners on October 1, 2011. See “Description of Indebtedness” for a more detailed discussion of our financing activities. As a result of the aforementioned repayment, we recorded a gain on extinguishment of debt of $7.0 million.

Income Taxes

We recorded an income tax provision of $0.9 million for 2011 while no provision was recorded in 2010. The provision related primarily to current alternative minimum tax and certain state income tax. The current provision is due to taxable income generated in 2011 for certain subsidiaries, compared to taxable losses generated in the same period of the prior year.

Adjusted EBITDA

Our Adjusted EBITDA for 2011 was $41.0 million, or $5.84 per ton, as compared to $41.1 million, or $7.63 per ton, for 2010. The decrease resulted from the partial deferment of deliveries of scheduled tons under contract by TVA, Big Rivers and Alcoa, the expiration of the price incentive realized during 2010 in connection with one of our LGE sales contracts, and the higher operating costs attributable to the commencement of production at the Equality Boot and Lewis Creek mines during 2011.

Production Mix Analysis

During 2011 we operated two underground mines (Big Run, and Parkway) and five surface mines (Midway, East Fork, Equality Boot, Lewis Creek, and Maddox). In contrast, during 2010, we only had four mines in operation, as development of the Equality Boot mine was not completed until January 2011, Lewis

Creek in June 2011, and Maddox in December 2011. The following table provides information concerning our underground mines and surface mines during both 2010 and 2011.

	Year Ended December 31,
	2010	2011
	(In thousands, except
	per ton amounts)

Tons of Coal Sold
Underground Mining Operations	2,066	1,924
Surface Mining Operations	3,321	5,106
Revenue
Underground Mining Operations	$102,109	$103,537
Surface Mining Operations	$118,516	$195,733
Production Costs per Ton Sold
Underground Mining Operations	$28.54	$29.14
Surface Mining Operations	$21.84	$26.37
Plants, Dock, Other	$3.46	$4.39

Sales from our surface mines increased from 3.3 million tons in 2010 to 5.1 million tons in 2011. The increase in tons sold is primarily attributable to the opening of the Equality Boot mine in January 2011 and Lewis Creek in June 2011. Our production costs on a per ton basis at our surface mining operations also increased from $21.84 per ton produced during 2010 to $26.37 per ton produced during 2011. The increase in production costs on a per ton basis at our surface mines is the result of many factors, including higher fuel prices, weather-related impediments, reduced production levels at the East Fork mine as one area of the mine is depleted, and the additional development costs at the Equality Boot mine.

Sales from our underground mines declined 0.2 million tons from 2.1 million tons in 2010 to 1.9 million tons in 2011 due primarily to the closure of our Big Run mine in November 2011. Production costs per ton at our underground mines increased from $28.54 per ton produced during 2010 to $29.14 per ton produced during 2011. This increase is primarily the result of increased per ton production costs at our Big Run mine due to the increased material cost for roof bolts and the temporary replacement of a continuous miner unit for a scheduled overhaul prior to relocating to the new underground operation at Kronos resulting in a decrease in productivity.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Overview

We reported revenue of $220.6 million for the year ended December 31, 2010, compared to $167.9 million for 2009. Coal sales increased 15% to 5.4 million tons in 2010, as compared to 4.7 million tons in 2009. In addition to increasing our total production, our average sales price per ton in 2010 increased 14%, or $5.04 per ton, compared to 2009. In part as a result of that increase in the average price per ton, we generated income from operations in 2010 of $19.2 million, as compared to $1.2 million in 2009, and our Adjusted EBITDA increased to $41.1 million in 2010, from $16.6 million in 2009.

Coal Production and Sales Volume

Our tons of coal produced increased 27.3% to 5.6 million tons in 2010 from 4.4 million tons in 2009. This increase is primarily attributable to operations at our East Fork surface mine and our Parkway underground mine. The East Fork mine, which commenced production during the second quarter of 2009, sold 1.7 million tons during 2010, as compared to 0.9 million tons in 2009. Similarly, the Parkway underground mine, which also commenced production during the second quarter of 2009, sold 1.5 million tons in 2010 compared to 0.7 million tons in 2009. Sales volume during the fourth quarter of 2010 was slightly less than anticipated due to a delay in completing the development of our Equality Boot surface mine until 2011 and its corresponding effect on budgeted spot market sales. During 2010, sales to our two largest customers, LGE and TVA, accounted for 76% of our total sales, representing 36% and 40% of total sales respectively.

Average Sales Price Per Ton

Our average sales price per ton increased 14% to $40.96 in 2010 from $35.92 in 2009. This $5.04 per ton increase was primarily the result of a combination of factors, including: (a) a contractually-based price incentive in one of our multi-year coal supply agreements with LGE, which provided for a $3.29 per ton increase from September 2009 through November 2010; (b) the renegotiation of another of our multi-year coal supply agreements, which resulted in an increase in the price per ton of $8.73; (c) a price adjustment with respect to one of our contracts with TVA pursuant to which governmental imposition reimbursements increased our price per ton by $2.00; (d) the annual escalation of prices contained in the majority of our multi-year coal supply agreements, and (e) the execution of a new multi-year coal supply agreement with OMU, pursuant to which we obtained an average sales price of $43.27 per ton. Our ability to obtain short-term sales at prices and volumes higher than in previous years also contributed to the increase in our average sales price per ton.

Revenue

Our coal sales revenue in 2010 increased by $52.7 million, or 31.4%, compared to 2009. This increase is primarily attributable to coal sales from our East Fork surface mine and Parkway underground mine, both of which were opened during 2009 and thus experienced their first full year of production during 2010. As a result, the combined sales from the East Fork and Parkway mines during 2010 exceeded their aggregate 2009 sales by 1.5 million tons. In addition, our revenue increased as a result of the increase in the average price per ton at which we sold our coal for the reasons set forth immediately above.

Operating Costs and Expenses (Excluding DD&A Expenses and SG&A Expenses)

In 2010, operating costs and expenses increased 18.7%, to $151.8 million, from $127.9 million in 2009, which was primarily attributed to the 15.3% increase in the total tons of coal we sold during the same period, combined with a 3% per ton increase in our operating costs of $0.83 during 2010, compared to 2009. The increase in our operating costs per ton was due in part to the progression into areas at our Midway and East Fork surface mines where we experienced higher mining ratios, thus increasing the costs required to produce each ton of coal, as well as the need to incur additional overtime labor costs at those surface mines to meet contractual sales requirements in light of the delay in the opening of the Equality Boot surface mine. These per ton cost increases were partially offset by a decrease in the operating costs at our Parkway and Big Run underground mines resulting from improved productivity over the course of 2010 at those mines. In addition, we experienced higher equipment maintenance expenses, fuel and oil-related expenses and royalties in 2010, compared to 2009. Specifically:

•	Equipment maintenance expenses per ton sold increased 11% to $7.10 per ton in 2010 from $6.37 per ton in 2009. The increase of $8.5 million resulted from increased production, as two mines were added during 2009, and higher mining ratios during 2010;

•	Fuel and oil-related expenses per ton sold increased 25% to $2.53 per ton in 2010, from $2.02 per ton in 2009. This represents a $4.2 million increase and is the result of higher production levels and higher fuel prices in 2010; and

•	Royalties (which were incurred as a percentage of coal sales or based on coal volumes) increased $0.17 per ton sold in 2010, compared to 2009, primarily as a result of increased average coal sales prices and our increase in the total volume of production and sales.

Depreciation, Depletion and Amortization Expenses

DD&A expenses for 2010 were $18.9 million, which was $6.4 million, or 51.4%, higher, as compared to 2009. This was due to a $2.4 million increase in depletion and amortization expense that resulted from our increase in total production in 2010, as well as a $4.0 million increase in depreciation as operations expanded with new equipment additions and a full year of expenses that we incurred at our East Fork and Parkway mines, as compared to the partial year of expenses at those mines during 2009, the year in which they commenced production.

Asset Retirement Obligation Expense

Asset retirement obligation expense increased by $1.1 million, or 55.5%, in 2010, as compared to the prior year. The increase is due primarily to having a full year of expense in 2010 related to the Parkway and East Fork mines, which were added in the second quarter of 2009.

Selling, General and Administrative Expenses

SG&A expenses were $27.7 million for 2010, which was $3.3 million higher than 2009, but on a cost per ton sold basis decreased from $5.21 per ton to $5.13 per ton. While total sales increased in 2010 by 31.4%, a proportional increase in sales-related costs was partially offset by the generally fixed legal, accounting and other professional fee expenses we incur that were spread across a greater number of tons.

Interest Expense

Interest expense decreased by $1.6 million in 2010 as compared to 2009, from $12.7 million to $11.1 million, primarily as a result of the repayment in June 2009 of one of the promissory notes made in connection with the acquisition of the Elk Creek Reserves in March 2008.

Adjusted EBITDA

Our Adjusted EBITDA was $24.5 million higher in 2010 as compared to 2009, increasing 148% from $16.6 million, or $3.54 per ton, to $41.1 million, or $7.63 per ton sold. The increase primarily resulted from the annual increase in the sales prices contained in the majority of our multi-year coal supply agreements, the renegotiation of the sales price under another of our contracts, and a price-based incentive of $3.29 per ton contained in one of our contracts with LGE that increased the sales price under that contract through November 2010.

Production Mix Analysis

During 2010, we operated two underground mines (Big Run and Parkway) and three surface mines (Midway, East Fork and Equality Boot), although the production from Equality Boot during 2010 was recorded and capitalized as part of the mine’s development costs. In contrast, during 2009, we only had four mines in operation — Big Run, Parkway, Midway and East Fork, and the Parkway mine only began production during April 2009, followed shortly thereafter by the East Fork mine in June 2009. The following table provides information concerning our underground and surface mines during both 2009 and 2010.

	Year Ended December 31,
	2009	2010
	(In thousands, except per ton amounts)

Tons of Coal Sold
Underground Mining Operations	1,356	2,066
Surface Mining Operations	3,318	3,321
Revenue
Underground Mining Operations	$61,373	$102,109
Surface Mining Operations	$106,531	$118,516
Production Costs per Ton Sold
Underground Mining Operations	$36.36	$28.54
Surface Mining Operations	$17.38	$21.84
Plants, Dock, Other	$4.38	$3.46

Our production costs on a per ton basis at our surface mining operations also increased from $17.38 per ton during 2009 as compared to $21.84 per ton during 2010. The increase in production costs on a per ton basis at our surface mines is the result of many factors, including higher stripping ratios encountered in our mining operations, increased explosives costs due to mining wet areas early in the calendar year, and additional overtime costs for labor needed to meet sales contract requirements due to the delay in the opening of the Equality Boot mine.

Sales from our underground mines also increased from 1.4 million tons during 2009 to 2.1 million tons during 2010. The majority of the increase in sales is attributable to the opening of our second underground mine at Parkway during June 2009. Production costs per ton at our underground mines decreased from $36.36 per ton during 2009 to $28.54 per ton during 2010, reflecting a 21.5% decrease. This decrease is primarily the result of the lower mining costs experienced at our Parkway mine ($23.84 per ton), which were partially offset by the slightly higher production costs incurred at our Big Run underground mine attributable to unexpected continuous miner repairs, larger than anticipated transportation expenses and the costs of complying with new governmental regulations. We expect underground mine production to make up a greater percentage of total production in 2013 than in prior years.

Liquidity and Capital Resources

Liquidity

Our business is capital intensive and requires substantial capital expenditures for purchasing, upgrading and maintaining equipment used in mining our reserves, as well as complying with applicable environmental laws and regulations. Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, and to service our debt. Our primary sources of liquidity to meet these needs have been cash generated by our operations, borrowings under our Senior Secured Credit Facility and contributions from Yorktown.

We believe that cash generated from operations and borrowings under our Senior Secured Credit Facility will be sufficient to meet working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next several years. We manage our exposure to changing commodity prices for our long-term coal contract portfolio through the use of multi-year coal supply agreements. We enter into fixed price, fixed volume supply contracts with terms greater than one year with customers with whom we have historically had limited collection issues. Our ability to satisfy debt service obligations, to fund planned capital expenditures, to make acquisitions, will depend upon our future operating performance, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond our control.

The principal indicators of our liquidity are our cash on hand and availability under our Senior Secured Credit Facility. As of March 31, 2012, our available liquidity was $39.2 million, comprised of cash on hand of $14.2 million and $25.0 million available under our Senior Secured Credit Facility.

Cash Flows

The following table reflects cash flows for the applicable periods:

				Three Months
	Year Ended December 31,			Ended March 31,
	2009	2010	2011	2011	2012
	(In thousands)

Net cash provided by (used in):
Operating Activities	$3,054	$37,194	$48,174	$7,758	$6,186
Investing Activities	$(62,476)	$(41,755)	$(75,827)	$(11,294)	$(17,600)
Financing Activities	$64,854	$(3,935)	$39,132	$3,452	$6,065

Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Net cash provided by operating activities was $6.2 million for the three months ended March 31, 2012, a decrease of $1.6 million from net cash provided by operating activities of $7.8 million for the same period of 2011. We experienced improved operating income in the first quarter of 2012 due to the increase in tons sold from operating more mines, as well as improved pricing. This was more than offset by a net decline in cash flows used by operating assets and liabilities, primarily due to an increase in accounts receivable in the current year from higher sales levels. Impacting cash flows from operations for the three months ended March 31, 2011 was the inclusion of a non-cash gain on early extinguishment of debt, as well as our continued growth that resulted in a net increase in cash from operating assets and liabilities resulting from increased accounts payable and payroll and other accrued incentives, partially offset by an increase in accounts receivable.

Net cash used in investing activities was $17.6 million for the three months ended March 31, 2012, compared to $11.3 million for the same period of 2011. This $6.3 million increase was primarily attributable to capital expenditures on equipment and mine development for the continued expansion of our Kronos underground mine and development of our Lewis Creek underground mine

Net cash provided by financing activities was $6.1 million for the three months ended March 31, 2012, compared to net cash provided by financing activities of $3.5 million for the three months ended March 31, 2011. The current year activity consists of the issuance of $30.0 million of Series A convertible preferred stock, offset by scheduled debt payments and the repayment of $15.0 million under the Senior Secured Revolving Credit Agreement with a portion of the proceeds. The prior year net cash inflow is attributable to the closing of our Senior Secured Credit Facility and the repayment of our then existing long-term debt in connection therewith. See “Description of Indebtedness” for a more detailed discussion of our financing activities.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net cash provided by operating activities was $48.2 million for the year ended December 31, 2011, an increase of $11.0 million from net cash provided by operating activities of $37.2 million for the same period of 2010. The increase in cash provided by operating activities was principally attributable to the expansion of our operations with completing development of the Equality Boot and Lewis Creek mines in January 2011 and June 2011, respectively, and the initiation of development of the Kronos mine in September 2011. The additional mines and higher production levels resulted in increased depreciation, depletion, and amortization expense in the current year, as well as impacted our cash flows from operating assets and liabilities, primarily by leading to an increase in accounts payable and payroll and other accrued incentives in the current year. Negatively impacting cash flows from operations was a year over year decline in net income due to higher overall operating costs and the inclusion of a non-cash gain on extinguishment of debt recognized in the year ended December 31, 2011.

Net cash used in investing activities was $75.8 million for the year ended December 31, 2011 compared to $41.8 million for the same period of 2010. This $34.0 million increase was primarily attributable to capital expenditures on equipment and mine development for our Kronos and Lewis Creek mines, as well as the acquisition of additional reserves in December 2011. In addition, we made an investment in an affiliate for the planned construction of an export facility on the lower Mississippi River in 2011 of $2.5 million.

Net cash provided by financing activities was $39.1 million for the year ended December 31, 2011 compared to net cash used in financing activities of $3.9 million for the year ended December 31, 2010. This difference was primarily attributable to the closing of our Senior Secured Credit Facility and the repayment of our existing long-term debt in connection therewith. See “Description of Indebtedness” for a more detailed discussion of our financing activities. In addition, we received $20.0 million from Armstrong Resource Partners in December 2011 in connection with the transfer of an undivided interest in certain of our reserves, which closed in March 2012. Partially offsetting the increase in net cash provided by financing activities is the year over year decline in minority contributions of $28.1 million, to $5.0 million in 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net cash provided by operating activities was $37.2 million for 2010, an increase of $34.1 million from net cash provided by operating activities of $3.1 million for 2009. The increase in cash provided by operating activities was principally attributable to an increase in net income and depreciation, amortization, and depletion expense of $18.6 million and $6.4 million, respectively, due primarily to the continued expansion of our business through the opening of the Equality Boot mine in September 2010 and having a full year of production from the Parkway and East Fork mines, which opened in 2009. In addition, average sales price per ton increased approximately 14% from 2009 to 2010 due primarily to certain price incentives received and annual price escalations contained in our long-term supply contracts. The change in interest on long term obligations of $9.9 million added to the increase in cash flows from operations due to the timing of interest payments. Partially offsetting this increase in cash flows from operations is the decline in the net change in operating assets and liabilities. The change in accounts receivable and inventory of $16.3 million and ($4.2 million), respectively, is due to the timing of shipments at year-end. The increase in the use of cash associated with other non-current assets of $3.0 million relates primarily to an increase in collateral posted on surety bonds and cash bonds to secure the performance of our reclamation obligations as a result of our additional mine being commissioned in 2010. The decline in cash provided by accounts payable and accrued liabilities of $10.1 million is primarily related to the timing of payments associated with general operating expenses and royalties.

Net cash used in investing activities was $41.8 million for 2010 compared to $62.5 million for the 2009. This $20.7 million decrease was primarily attributable to a reduction in capital expenditures as higher capital was required in 2009 to start the new mining operations that began in 2009.

Net cash used in financing activities was $3.9 million for 2010 compared to net cash provided by financing activities of $64.9 million for the 2009. This difference was primarily attributable to $55.2 million of member contributions recorded during 2009 which were not made during 2010 and an additional $8.5 million of minority contributions made in 2009.

Senior Secured Credit Facility

In February 2011, we repaid certain promissory notes that were delivered in connection with the acquisition of our coal reserves (see “Business — Our Operational History”) and entered into the Senior Secured Credit Facility, which is comprised of the Senior Secured Term Loan and the Senior Secured Revolving Credit Facility. The Senior Secured Term Loan is a $100.0 million term loan, and the Senior Secured Revolving Credit Facility is a $50.0 million revolving credit facility. As a result of the repayment of the existing debt obligations, we recognized a gain of approximately $7.0 million in the quarter ended March 31, 2011. The Senior Secured Term Loan is a five-year term loan that requires principal payments in the amount of $5.0 million each on the first day of each quarter commencing on January 1, 2012 through January 1, 2016, with a final balloon payment due upon maturity on February 9, 2016. Interest payments are also payable quarterly in arrears on the first day of each quarter. The interest rate fluctuates based on our leverage ratio and the applicable interest option elected. The interest rate as of March 31, 2012 was 5.25%. The Senior Secured Revolving Credit Facility provides for quarterly interest payments in arrears that fluctuate on the same terms as our term loan. The Senior Secured Revolving Credit Facility also provides for a commitment fee based on the unused portion of the facility at certain times. As of March 31, 2012, we had $25.0 million outstanding, with $25.0 million available for borrowing under our Senior Secured Revolving Credit Facility. The obligations under the credit agreement are secured by a first lien on substantially all of our assets, including but not limited to certain of our mines, coal reserves and related fixtures. The credit agreement contains certain customary covenants as well as certain limitations on, among other things, additional debt, liens, investments, acquisitions and capital expenditures, future dividends, and asset sales. We incurred approximately $3.3 million in fees related to the new credit agreement which will be amortized over the term of the Senior Secured Term Loan. We entered into an interest rate swap agreement, effective January 1, 2012, to hedge our exposure to rising interest rates. Pursuant to this agreement, we are required to make payments at a fixed interest rate of 2.89% to the counterparty on an initial notional amount of $47.5 million (amortizing thereafter) in exchange for receiving variable payments based on the greater of 1.0%

or the three-month LIBOR rate, which was 0.478% as of March 31, 2012. This agreement has quarterly settlement dates and matures on February 9, 2016.

On July 1, 2011, we entered into the First Amendment to our Senior Secured Credit Facility which, among other things, amended the provisions of the loan documents so as to permit an offering of our securities and the completion of the Reorganization. The amendment also made certain changes to our financial covenants, including our maximum leverage ratio. We incurred approximately $1.1 million of fees related to this amendment, which will be amortized over the remaining term of the Senior Secured Term Loan. We entered into the Second Amendment to our Senior Secured Credit Facility on September 29, 2011, pursuant to which restrictions to the consummation of this offering were eliminated. Additionally, on December 29, 2011, we entered into the Third Amendment to our Senior Secured Credit Facility which, among other things, amended the provisions of the loan documents so as to permit the acquisition of additional coal reserves. On February 8, 2012, we entered into the Fourth Amendment to our Senior Secured Credit Facility which, among other things, amended the provisions of the loan documents so as to modify the consolidated EBITDA threshold, eliminate the minimum fixed charge coverage ratio, add a minimum interest coverage ratio beginning in 2013 and make certain changes to our financial covenants, including our maximum leverage ratio and our minimum consolidated EBITDA. In connection with entry into the Third and Fourth Amendments to the Senior Secured Credit Facility, we paid fees in the aggregate amount of $1.125 million.

In January 2012, in connection with entry into the Fourth Amendment to our Senior Secured Credit Facility, we sold 300,000 shares of Series A convertible preferred stock to Yorktown in exchange for $30.0 million. We used the proceeds of the sale to repay a portion of our outstanding borrowings under the Senior Secured Revolving Credit Facility and for general corporate purposes. See “Description of Indebtedness.”

Contractual Obligations

We have various commitments primarily related to long-term debt, including capital leases and operating lease commitments related to equipment. We expect to fund these commitments with cash on hand, cash generated from operations and borrowings under our Senior Secured Credit Facility. The following table provides details regarding our contractual cash obligations as of December 31, 2011:

	Payments Due by Period
	Total	Less Than One Year	1-3 Years	3-5 Years	More Than Five Years
	(In thousands)

Long-term debt obligations (principal and interest)	$134,832	$39,759	$51,099	$43,950	$24
Long-term obligations to related party(1)	246,170	7,448	15,768	13,284	209,670
Operating lease obligations	53,423	16,906	28,268	8,249	—
Capitalized lease obligations (principal and interest)	15,720	5,126	8,070	2,400	124
Purchase obligations	10,164	10,164	—	—	—

Total	$460,309	$79,403	$103,205	$67,883	$209,818

(1)	Long-term obligation to related party is an obligation associated with a financing arrangement with Armstrong Resource Partners. Payments due are estimated based on current mine plans and estimated sales prices of the coal and will be revised as mine plans change. For the foreseeable future, we are deferring the payment of any production royalty amounts due to Armstrong Resource Partners. In consideration for granting the option to defer these payments, we granted to Armstrong Resource Partners the option to acquire an additional undivided interest in certain of our coal reserves in Muhlenberg and Ohio Counties by engaging in a financing arrangement, under which we would satisfy payment of any deferred fees by selling part of our interest in the aforementioned coal reserves at fair market value for such reserves determined at the time of the exercise of such options.

Capital Expenditures

Our mining operations require investments to expand, upgrade or enhance existing operations and to comply with environmental regulations. Our anticipated total capital expenditures for 2012 are estimated in a range of $45.0 to $50.0 million. Management anticipates funding 2012 capital requirements with cash flows provided by operations, borrowing available under our Senior Secured Credit Facility as discussed below, leases and the proceeds of this offering. We will continue to have significant capital requirements over the long-term, which may require us to incur debt or seek additional equity capital. The availability and cost of additional capital will depend upon prevailing market conditions, the market price of our securities and several other factors over which we have limited control, as well as our financial condition and results of operations.

Kronos Underground Mine Development

Mine development costs are capitalized until production commences, other than production incidental to the mine development process, and are amortized on a units of production method based on the estimated proven and probable reserves. Mine development costs represent costs incurred in establishing access to mineral reserves and include costs associated with sinking or driving shafts and underground drifts, permanent excavations, roads and tunnels. The end of the development phase and the beginning of the production phase takes place when construction of the mine for economic extraction is substantially complete. Our estimate of when construction of the mine for economic extraction is substantially complete is based upon a number of assumptions, such as expectations regarding the economic recoverability of reserves, the type of mine under development, and completion of certain mine requirements, such as ventilation. Coal extracted during the development phase is incidental to the mine’s production capacity and is not considered to shift the mine into the production phase.

The Kronos underground mine currently is a three unit underground mine, but will be expanded to four units by mid-2012. As and when the mine is expanded to four units, production is estimated to double to approximately 2.3 million tons annually. The estimated total cost of development of the Kronos underground mine, including the planned expansion to four units, is approximately $60 million. Capitalized development costs in 2011 were $24.8 million.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as surety bonds and performance bonds. No liabilities related to these arrangements are reflected in our consolidated balance sheet, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

Federal and state laws require us to secure certain long-term obligations such as mine closure and reclamation costs and other obligations. We typically secure these obligations by using surety bonds, an off-balance sheet instrument. The use of surety bonds is less expensive for us than the alternative of posting a 100% cash bond. To the extent that surety bonds become unavailable, we would seek to secure our reclamation obligations with letters of credit, cash deposits or other suitable forms of collateral. We also post performance bonds to secure our performance of various contractual obligations.

As of March 31, 2012, we had approximately $18.3 million in surety bonds outstanding to secure the performance of our reclamation obligations, which were supported by approximately $4.0 million of cash posted as collateral. As of March 31, 2012, we had approximately $1.0 million of performance bonds outstanding, none of which were secured by collateral.

Critical Accounting Policies and Estimates

Our preparation of financial statements in conformity with GAAP requires that we make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our judgments, estimates and assumptions on historical information and other known factors that we deem relevant. Estimates are inherently subjective as significant management judgment is required regarding the assumptions utilized to calculate accounting estimates.

We are an emerging growth company as such term is defined in the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to opt out of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The most significant areas requiring the use of management estimates and assumptions relate to units-of-production amortization calculations, asset retirement obligations, useful lives for depreciation of fixed assets and estimates of fair values for asset impairment purposes. This section describes those accounting policies and estimates that we believe are critical to understanding our historical consolidated financial statements and that we believe will be critical to understanding our consolidated financial statements subsequent to this offering.

Inventory

Inventory consists of coal that has been completely uncovered or that has been removed from the pit and stockpiled for crushing, washing or shipment to customers. Inventory also consists of supplies, primarily spare parts and fuel. Inventory is valued at the lower of average cost or market. The cost of coal inventory includes labor, equipment operating expenses and certain transportation and operating overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures that extend the useful lives of existing plant and equipment are capitalized. Maintenance and repairs that do not extend the useful life or increase productivity are charged to operating expense as incurred. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets.

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Estimates of coal reserves necessarily depend upon a number of variables and assumptions, any one of which may vary considerably from actual results. These factors and assumptions relate to: geological and mining conditions, which may not be fully identified by available exploration data and/or differ from our experiences in areas where we currently mine; the percentage of coal in the ground ultimately recoverable; historical production from the area compared with production from other producing areas; the assumed effects of regulation and taxes by governmental agencies; and assumptions concerning future coal prices, operating costs, capital expenditures, severance and excise taxes and development and reclamation costs.

For these reasons, estimates of the recoverable quantities of coal attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of future net cash flows expected from these properties as prepared by different engineers, or by the same engineers at different times, may vary substantially. Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and these variations may be material. Certain account classifications within our financial statements such as depreciation, depletion, and amortization and certain liability calculations such as asset retirement obligations may depend upon estimates of coal reserve quantities and values. Accordingly, when actual coal reserve quantities and values vary significantly from estimates, certain accounting estimates and amounts within our consolidated financial statements may be materially impacted. Coal reserve values are reviewed annually, at a minimum, for consideration in our consolidated financial statements.

Advance Royalties

A substantial portion of our reserves are leased. Advance royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable through a reduction in royalties payable on future production. Amortization of leased coal interests is computed using the units-of-production method over estimated recoverable tonnage.

Long-Lived Assets

We review the carrying value of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets and certain intangibles are not reviewed for impairment unless an impairment indicator is noted. Several examples of impairment indicators include: a significant decrease in the market price of a long-lived asset; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset; or a significant adverse change in the extent or manner in which a long-lived is being used or in its physical condition. The foregoing factors are not all inclusive, and management must continually evaluate whether other factors are present that would indicate a long-lived asset may be impaired. The amount of impairment is measured by the difference between the carrying value and the fair value of the asset. We have not recorded an impairment loss for any of the periods presented.

Asset Retirement Obligation

Our asset retirement obligations primarily consist of spending estimates for surface land reclamation and support facilities at both surface and underground mines in accordance with applicable reclamation laws in the U.S. as defined by each mining permit. Asset retirement obligations are determined for each mine using various estimates and assumptions including, among other items, estimates of disturbed acreage as determined from engineering data, estimates of future costs to reclaim the disturbed acreage and the timing of these cash flows, discounted using a credit-adjusted, risk-free rate. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the reclamation activities), the obligation and asset are revised to reflect the new estimate after applying the appropriate credit-adjusted, risk-free rate. If our assumptions do not materialize as expected, actual cash expenditures and costs that we incur could be materially different than currently estimated. Moreover, regulatory changes could increase our obligation to perform reclamation and mine closing activities. Asset retirement obligation expense for the year ended December 31, 2011 and for the three months ended March 31, 2012 was $4.0 million and $1.1 million, respectively. See Note 19 to our consolidated financial statements for additional details regarding our asset retirement obligations.

Income Taxes

We account for income taxes in accordance with accounting guidance which requires deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The guidance also requires that deferred tax assets be reduced by a valuation allowance if it is “more likely than not” that some portion or the entire deferred tax asset will not be realized. In our evaluation of the need for a valuation allowance, we take into account various factors, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in our evaluation, we may record a change in valuation allowance through income tax expense in the period such determination is made. We believe that the judgments and estimates are reasonable; however, actual results could differ.

Revenue Recognition and Accounts Receivable

Revenues from coal sales are recognized when title passes to the customer as the coal is shipped. Some coal supply agreements provide for price adjustments based on variations in quality characteristics of the coal shipped. In certain cases, a customer’s analysis of the coal quality is binding and the results of the analysis are received on a delayed basis. In these cases, we estimate the amount of the quality adjustment and adjust the estimate to actual when the information is provided by the customer. Historically such adjustments have not been material.

Our accounts receivable are recorded at the invoiced amount. Our sales are primarily to large utilities that have excellent credit. We evaluate the need for an allowance for doubtful accounts based on anticipated recovery and industry data. If any of our customers were to encounter financial difficulties that restricted their ability to make payments, our estimate of an appropriate allowance for doubtful accounts could change. As of March 31, 2012, December 31, 2011 and 2010, we had not established an allowance for accounts receivable.

Stock-Based Compensation

We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

The primary stock-based compensation tool used by us for our employee base is through awards of restricted stock. The majority of restricted stock awards generally cliff vest after two to three year of service. The fair value of restricted stock is equal to the fair market value of our common stock at the date of grant and is amortized to expense ratably over the vesting period, net of forfeitures. Because our common stock is not publicly traded, we must estimate the fair market value based on multiple valuation methods. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation by a third-party valuation specialist. The assumptions we use in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these restricted stock grants, such as an initial public offering or sale of our company, given prevailing market conditions;

•	our stage of development;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

We granted restricted stock awards with the following grant date fair values between January 1, 2009 and the date of this prospectus:

	Number of
	Shares
	Underlying the	Grant-Date
Grant Date	Award	Fair Value

January 2010	11,060	$10.86
August 2010	9,954	9.95
June 2011	49,770	23.30
September 2011	5,530	24.76

The fair value of our common stock was determined by our Board of Directors based on multiple valuation methodologies utilizing both quantitative and qualitative factors. Significant factors considered by our board of directors and the valuation methodology used to determine the fair value of our common stock at these grant dates include:

January 2010

In September 2009, we sold 829,499 shares of common stock to our majority stockholder at $18.08 per share. As our financial forecast and expected growth rate had not materially changed from this date and the demand for Illinois Basin coal remained strong, we believe $18.08 was a reasonable undiscounted fair value of our common stock for the restricted stock grant made in January 2011. Through the use of a third party specialist, a non-marketability discount of 40% was derived due to the unlikely nature of a liquidity event occurring in the near future, resulting in an overall fair value of $10.86 per share.

August 2010

Between February 2010 and August 2010, the economic factors impacting our business had not changed significantly, and, thus, we assumed the undiscounted fair value of our common stock had remained unchanged at $18.08 per share. Through the use of a third party specialist, a non-marketability discount of 45% was derived based on the likelihood of a liquidity event, resulting in an overall fair value of $9.95 per share.

June 2011

Between September 2010 and June 2011, we experienced significant growth in our business due primarily to two additional mines commencing operations. In addition, due to the continued strength in the coal markets during this period, we concluded the likelihood of a liquidity event had increased in order to support our future growth plans. In June 2011, we granted restricted stock awards to certain executive and non-executive employees. The undiscounted fair value of our common stock, which totaled $29.12 per share, was determined by a third party specialist based on both a market approach using the comparable company method and an income approach using the discounted cash flow method. Given a liquidity event was expected to occur within approximately one year, a non-marketability discount of 20% was applied to determine an overall fair value per share. Based on this valuation and the factors discussed above, the overall fair value per share was determined to be $23.30.

September 2011

Between July 2011 and September 2011, our outlook on the industry remained positive and the likelihood of a liquidity event became more probable. In September 2011, a non-executive employee was granted a restricted stock award. As our financial forecasts and expectations for growth had not changed significantly from June 2011, we concluded the undiscounted fair value of our common stock had remained unchanged from our previous grant at $29.12 per share. Given a liquidity event was expected to occur within approximately six to nine months, a non-marketability discount of 15% was determined by a third party specialist and applied to determine an overall fair value per share. Based on this valuation and the factors discussed above, the overall fair value per share was determined to be $24.76.

Stock compensation expense totaled $1.4 million, $0.1 million, and $0.1 million for the years ended December 31, 2011, 2010, and 2009, respectively. Stock compensation expense to be recognized on non-vested restricted stock awards as of December 31, 2011 was approximately $1.0 million.

New Accounting Standards Issued and Adopted

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued accounting guidance that requires new fair value disclosures, including disclosures about significant transfers into and out of Level 1 and Level 2 fair-value measurements and a description of the reasons for the transfers. In addition, the guidance requires new disclosures regarding activity in Level 3 fair value measurements, including a gross basis reconciliation. The new disclosure requirements became effective for interim and annual periods beginning January 1, 2010, except for the disclosure of activity within Level 3 fair value measurements, which became effective January 1, 2011. The new guidance did not have an impact on our consolidated financial statements.

In June 2011, the FASB amended requirements for the presentation of other comprehensive income (loss), requiring presentation of comprehensive income (loss) in either a single, continuous statement of comprehensive income or on separate but consecutive statements, the statement of operations and the statement of other comprehensive income (loss). The amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance did not impact our financial position, results of operations or cash flows.

In May 2011, the FASB amended the guidance regarding fair value measurement and disclosure. The amended guidance clarifies the application of existing fair value measurement and disclosure requirements. The amendment is effective for interim and annual periods beginning after December 15, 2011, or March 31, 2012 for us. The adoption of this amendment did not materially affect our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We define market risk as the risk of economic loss as a consequence of the adverse movement of market rates and prices. We believe our principal market risks are commodity price risks and interest rate risk.

Commodity Price Risk

We sell most of the coal we produce under multi-year coal supply agreements. Historically, we have principally managed the commodity price risks from our coal sales by entering into multi-year coal supply agreements of varying terms and durations, rather than through the use of derivative instruments. See “— Results of Operations — Factors that Impact our Business” for more information about our multi-year coal supply agreements.

Some of the products used in our mining activities, such as diesel fuel, explosives and steel products for roof support used in our underground mining, are subject to price volatility. Through our suppliers, we utilize forward purchases to manage a portion of our exposure related to diesel fuel volatility. A hypothetical increase of $0.10 per gallon for diesel fuel would have reduced net income by $0.9 million for the year ended December 31, 2011. A hypothetical increase of 10% in steel prices would have reduced net income by $0.8 million for the year ended December 31, 2010. A hypothetical increase of 10% in explosives prices would have reduced net income by $1.4 million for the year ended December 31, 2011.

Interest Rate Risk

We have exposure to changes in interest rates on our indebtedness associated with our Senior Secured Credit Facility. In 2011, we entered into an interest rate swap agreement, effective January 1, 2012, to hedge our exposure to rising interest rates. Pursuant to this agreement, we are required to make payments at a fixed interest rate of 2.89% to the counterparty on an initial notional amount of $47.5 million (amortizing thereafter) in exchange for receiving variable payments based on the greater of 1.0% or the three-month LIBOR rate, which was 0.478% as of March 31, 2012. This agreement has quarterly settlement dates and matures on February 9, 2016.

A hypothetical increase or decrease in interest rates by 1% would have changed our interest expense by $0.4 million, $0.3 million, $1.5 million, $1.7 million, and $1.9 million for the three months end March 31, 2012 and 2011, and for the years ended December 31, 2011, 2010 and 2009, respectively.

Seasonality

Our business has historically experienced some variability in its results due to the effect of seasons. Demand for coal-fired power can increase due to unusually hot or cold weather as power consumers use more air conditioning or heating. Conversely, mild weather can result in softer demand for our coal. Adverse weather conditions, such as floods or blizzards, can impact our ability to mine and ship our coal and our customers’ ability to take delivery of coal.

THE COAL INDUSTRY

Overview

Coal is an abundant natural resource that serves as the primary fuel source for the generation of electric power and as a key ingredient in the production of steel. According to the World Coal Association (“WCA”), approximately 42% of the world’s electricity generation and approximately 68% of global steel production is fueled by coal. Global hard coal and brown coal production totaled more than 7.5 billion tons in 2009 according to the WCA.

Coal is the most abundant fossil fuel in the United States. The EIA estimates that there are approximately 260 billion tons of recoverable coal reserves in the United States, more than in any other country, which represents over 200 years of domestic coal supply based on current production rates. The United States is second only to China in annual coal production, producing approximately 1.1 billion tons in 2011, according to the EIA.

Coal is ranked by heat content, with anthracite, bituminous, subbituminous and lignite coal representing the highest to lowest carbon and heat ranking, respectively. Coal is also characterized by end use market as either thermal coal or metallurgical coal. Thermal coal is used by utilities and independent and industrial power producers to generate electricity and/or steam or heat and metallurgical coal is used by steel companies to produce metallurgical coke for use in the steel making process. Important factors in evaluating thermal coal quality are its Btu or heat content, sulfur, ash and moisture content, while metallurgical coal is evaluated on the additional metrics of contained volatile matter and coking characteristics, including expansion, plasticity and strength.

Electricity generation accounts for 60% of global coal consumption (2008) while industrial consumption accounts for nearly 36% of global coal production. Thermal coal’s abundance and relatively wide in-situ global resource distribution have contributed to its relative ease of availability and competitive cost versus other electricity generating fuels. Global thermal coal trade is expected to grow to 1.1 billion annual tons in 2017 from 921 million tons in 2011, driven largely by increased electricity demand in the developing world, a significant portion of which is expected to be supplied by coal-fired power plants. According to the EIA, U.S. domestic thermal coal market consumption accounts for approximately 85% of U.S. domestic coal production, and coal-fired electricity generation is expected to continue to be the largest single fuel source of U.S. electricity (39% in 2035).

Recent Trends

U.S. and international coal market supply, demand and prices are influenced by many factors including relative coal quality, available capacity and costs of transportation and related infrastructure (such as rail, barge and river or export terminals), mining production costs, and the relative costs of generating electricity with competing fuels (natural gas, fuel oil, hydro, nuclear and renewable such as wind and solar power). U.S. domestic thermal coal demand and global thermal coal demand are strongly correlated with the pace of domestic and global economic growth.

Our operations are located in the Western Kentucky region of the Illinois Basin and we produce thermal coal for consumption by electricity generators operating scrubbed power plants in the Eastern United States and along the Mississippi River and for international coal consumers who are capable of utilizing our coal. We compete with other producers of similar quality coal in the Illinois Basin, as well as with producers of other thermal coal in other U.S. production regions including the Powder River Basin and Northern, Central and Southern Appalachia.

According to the EIA, the U.S. coal industry produced approximately 1.1 billion tons of coal in 2011, a substantial majority of which was sold by U.S. coal producers to operators of electricity generation plants. Coal-fired electricity generation is the largest component of total world electricity generation.

The following market dynamics and trends currently impact thermal coal consumption and production in the United States and are reshaping competitive advantages for coal producers.

•	Stable long-term outlook for U.S. thermal coal market. According to the EIA, coal-fired electricity generation accounted for approximately 42% of all electricity generation in the United States in 2011. On a long-term basis, coal continues to be the lowest cost fossil fuel source of energy for electric power generation. Despite recent increases in generation from natural gas, as well as federal and state subsidies for the construction and operation of renewable energy, the EIA projects that coal-fired generation will continue to remain the largest single source of electricity generation in 2035. According to the EIA, total electricity generation in the United States decreased by 0.5% during 2011 compared with 2010, and U.S. electric generation from coal decreased by 6.1% in 2011 compared with 2010 and is expected to decreased by a further 10% in 2012. While the EIA projects that electricity generation will grown at an annual average rate of 0.8% through 2035, it projects that the percentage of electricity generated from coal will decrease to 39% of total generation by 2035, compared with 42% during 2011.

The EIA projects coal-fueled electric power generation to decline in 2012, primarily driven by depressed near-term natural gas prices that are resulting in elevated levels of coal-to-gas switching. If coal-to-gas switching lasts for a prolonged period during 2012 due to significantly depressed natural gas prices, there may be more substantial unfavorable impacts to all coal supply regions. We expect to continually review, and adjust if necessary, our production levels in response to changes in market demand.

•	Increasing demand for coal produced in the Illinois Basin. According to Wood Mackenzie, a leading commodities consultancy, demand for coal produced from the Illinois Basin is expected to grow by 48% from 2010 through 2015 and by 108% from 2010 through 2030. We believe this is due to a combination of factors including:

è	Significant expansion of scrubbed coal-fired electricity generating capacity. The EIA forecasts a 12% increase in FGD installed on the coal-fired generation fleet from 199 gigawatts in 2010 to 222 gigawatts, or 70% of all U.S. coal-fired capacity in the electric sector, by 2035, as electricity generation operators invest in retrofit emissions reduction technology to comply with new EPA regulations under the Cross-State Air Pollution Rule and the new MATS for power plants. Currently, the EIA estimates that approximately 63% of all U.S. coal-fired generation operating or under construction has FGD technology installed. Illinois Basin coal generally has a higher sulfur content per ton than coal produced in other regions. However, we believe that FGD utilization will enable operators to use the most competitively priced coal (on a delivered cents per million Btu basis) irrespective of sulfur content, and thus lead to a strong increase in demand for Illinois Basin coal.

è	Declines in Central Appalachian thermal coal production. Wood Mackenzie forecasts that production of Central Appalachian thermal coal will continue to decline, falling from 115 million tons in 2011 to 64 million tons in 2015, due to reserve depletion, regulatory-driven decreases in Central Appalachian surface thermal coal production and more difficult geological conditions. These factors are expected to result in significantly higher mining costs and prices for Central Appalachian thermal coal. We believe this will lead to an increase in demand for thermal coal from the Illinois Basin due to its comparatively lower delivered cost to the major Eastern U.S. utilities who are currently the principal users of thermal coal from Central Appalachia.

è	Growing demand for seaborne thermal coal. Global trade in thermal coal accounted for nearly 70% of all global coal exports in 2011 and is projected to rise from 921 million tons in 2011 to 1.1 billion tons by 2017. We believe that limitations on existing global export coal supply, infrastructure constraints, relative exchange rates, coal quality and cost structure could create significant thermal coal export opportunities for U.S. coal producers, including Illinois Basin coal producers, particularly those similar to us with transportation access to the Mississippi River and to rail connecting to Louisiana export terminals. In addition, we believe that certain domestic users of U.S. thermal coal will need to seek alternative sources of domestic supply as an increasing amount of domestic coal is sold in global export markets.

Coal Consumption and Demand

The vast majority of thermal coal consumed in the United States is used to generate electricity, with the balance used by a variety of industrial users to heat and power a range of manufacturing and processing facilities. Metallurgical coal is primarily used in steelmaking blast furnaces. In 2011, coal-fired power plants produced approximately 42% of all electric power generation, more than natural gas and nuclear, the two next largest domestic fuel sources, combined. Thermal coal used by electric utilities and other power producers accounted for 929 million tons or 93% of total coal consumption in 2011.

Because coal-fired generation is used in most cases to meet base load electricity demand requirements, coal consumption has generally grown at the pace of electricity demand growth. Among coal’s primary advantages are its relatively low cost and ease of transportation ability compared to other fuels used to generate electricity. According to the EIA, coal is expected to remain the dominant energy source for electric power generation for the foreseeable future.

Over the long term, the EIA forecasts in its 2012 reference case that total coal consumption will grow by approximately 10% from 2010 through 2035, primarily due to increases in coal-fired electric power generation.

Illinois Basin Coal Market

We market and deliver our coal to electricity generating customers both in close proximity to our production area in Western Kentucky along the Green and Ohio Rivers and to customers along the Mississippi River and in the Southeastern United States. In 2010, 49.1% of the electricity in our market area was generated by coal-fired power plants. The table below compares the total electricity generation in our market area to that which was coal-fired for 2010.

	2010 Total
	Electricity	2010 Coal-Fired Electricity Generation
	Generation		Percent of
	GWh	GWh	Total

Total-Our Primary Market Area(1)	2,765,970	1,357,670	49.1%
Total United States	4,120,028	1,850,750	44.9%

(1)	Any state east of the Mississippi River, as well as Minnesota, Iowa, Missouri, Arkansas and Louisiana.

Source: EIA

The number of new coal-fired power plants in the Illinois Basin coal market is expected to increase, as eight new plants have recently been built or are permitted and under construction. The table below represents the EIA Form 860 information and/or public filing data on these new and under construction coal-fired units, which represent over 5,000mw of nameplate capacity.

				Under
				Construction	MW	Effective
Utility Name	Plant Name	State	County	Region	Nameplate	Year

Virginia Electric & Power Co.	Virginia City Hybrid Energy Center	VA	Wise	RFC	585	2012
Duke Energy Carolinas LLC	Cliffside	NC	Cleveland	SERC	800	2011
Duke Energy Indiana Inc.	Edwardsport (IGCC)	IN	Knox	RFC	618	2011
Cash Creek Generating LLC	Cash Creek (Coal Gasification)	KY	Henderson	SERC	640	2011
GenPower	Longview Power LLC	WV	Monongalia	RFC	695	2011
Louisiana Gas & Electric	Trimble County	KY	Trimble	SERC	834	2010
City Utilities of Springfield	Southwest Power Station	MO	Greene	SERC	300	2010
Dynegy Services Plum Point Inc.	Plum Point Energy Station	AR	Mississippi	SERC	665	2010

Source: EIA

More importantly, the progressive tightening by the EPA of SO2, NOx and other air pollutant emissions standards from coal-fired electricity generation plants is expected to result in additional significant increases in the number of generating stations retrofitted with FGD systems.

U.S. Scrubber Market

The 1990 amendments to the Clean Air Act imposed progressively stringent regulations on the emissions of SO2 and NOx. Among the coal-fired electricity generation industry’s response to these regulations was the development of emission control technologies to reduce SO2 emissions released in the burning of coal, such as FGD systems, also known as “scrubbers.” Scrubbers have the additional benefit of being able to reduce mercury emissions, which are soon to be restricted under the EPA’s hazardous air pollutants regulations.

To implement requirements under the Clean Air Act, in July 2011, the EPA adopted the CSAPR (aimed at SO2 and NOx). In December 2011, the U.S. Court of Appeals for the District of Columbia Circuit issued a ruling to stay the CSAPR pending judicial review. The EPA also recently finalized additional rules to further reduce the release of certain combustion by-product emissions from fossil fuel power plants, including the MATS rule published in February 2012, which regulates the emission of mercury and other toxic air pollutants.

To comply with the expected tightening of emissions limitations, operators of coal-fired electricity generation have increasingly invested in FGD, selective and non-selective catalytic reduction systems and other advanced control technologies at their large, base load power plants. 199 gigawatts of the current 316 gigawatts of U.S. coal-fired generation is presently equipped with FGD emissions systems. We believe that with the implementation of the CSAPR and the MATS rule, new FGD systems will likely be installed on additional coal-fired generation increasing the total amount of generation capacity to approximately 70% of all U.S. capacity in the electric sector capacity by 2035. Currently, the EIA estimates that approximately 63% of all U.S. coal-fired generation operating or under construction has FGD technology installed.

Today, the number of scrubbers being installed at coal-fired power plants across the United States is growing, and the operating and economic profile of this technology has become well understood and broadly applied. We expect that the continuation of this trend will substantially increase the demand for higher sulfur coal given the competitive cost of Illinois Basin coal, and will expand the competitive reach of our coal and our primary market area.

The following table contains Wood Mackenzie’s forecasts of additional generation capacity by installing and utilizing FGD units and the related affected coal consumption potential from 2010 through 2014. The scrubbed generation unit additions are expected to impact over 250 million tons of coal consumption at these units which may position higher sulfur coal from the Illinois Basin to effectively compete for a greater share of supply to these units.

Projected Affected Tons Due to Announced Scrubbing
(in millions)

	2010	2011	2012	2013	2014
	Actual	Forecast	Forecast	Forecast	Forecast

MW Scrubbed (U.S. Total)	37,448	10,629	9,940	11,967	9,121
Coal Tons Affected (Million Tons)	120	34	32	38	29

Source: Wood Mackenzie Illinois Basin Market Outlook, September 2011

Wood Mackenzie forecasts that the U.S. domestic electricity generation coal consumption will grow from a projected 942 million tons in 2012 to 985 million tons by 2015. More importantly, the Wood Mackenzie forecast projects Illinois Basin coal production growth from 130 million tons in 2012 to 167 million tons by 2015 (28% growth) and then to over 200 million tons by 2020.

Long-Term U.S. Thermal Coal Outlook — Fall 2011: Summary Table of Key Data
(in millions)

	2012	2013	2014	2015	2020	2025	2030

Supply (Mst)	1,109	1,113	1,108	1,145	1,139	1,179	1,240

Powder River Basin	487	483	486	508	481	508	552
Central Appalachia	89	76	64	64	46	56	71
Illinois Basin	130	144	157	167	204	216	224
Northern Appalachia	121	129	134	136	132	125	124
Metallurgical (not including Thermal Cross Over)	84	82	69	70	81	87	93
Imports	8	5	3	3	5	5	5
Other (including Refuse or Petcoke)	190	195	196	197	190	131	171
Stockpile Increase (Decrease)	—	—	—	—	—	—	—
Demand (Mst)	1,109	1,113	1,108	1,145	1,139	1,179	1,240

Electricity Generation	942	942	967	985	954	837	794
Industrial	52	51	52	52	53	54	54
Thermal Export	32	38	21	38	52	200	299
Metallurgical Demand (includes Thermal Cross Over)	84	82	69	70	81	87	93

Source: Wood Mackenzie Long Term US Thermal Coal Market Outlook, October 2011

Wood Mackenzie estimates that demand for Illinois Basin coal will grow at a compound annual rate of 3.7%, taking total consumption from 117 million tons in 2012 to more than 225 million tons by 2030. This is compared to total U.S. coal production, which Wood Mackenzie estimates will grow at a compound annual rate of 0.6% over the same period. Importantly, Illinois Basin coal production is projected to grow more sharply over the 2012-2020 period (5.8% CAGR) than over the latter part of the 20-year projection period.

Conversely, Wood Mackenzie estimates that Central Appalachian thermal coal production has declined from 217 million tons in 2000 to 115 million tons in 2011, while Northern Appalachian coal production has had only minor fluctuations.

Global Thermal Coal Markets

Global coal production accounted for 30% of global primary energy consumption in 2010, according to BP.

2010 Global Primary Energy Consumption by Fuel

Source: BP Statistical Review of World Energy, June 2011

Coal’s relative abundance, wide distribution, competitive pricing and favorable transportation profile has facilitated its global adoption as a reliable electricity generation fuel. The rapid industrialization of the emerging Asian economies, particularly China and India, are supporting forecasts for significant increases in seaborne thermal coal trade. In 2010, Asia accounted for 66% of world thermal coal imports.

The Australian Bureau of Agricultural and Resource Economics and Sciences (ABARES) projects world thermal coal trade will grow by 4% annually to 1.1 billion tons in 2017, with Asia accounting for more than 812 million tons of import demand, up from 627 million tons in 2011.

In the Atlantic thermal coal market, European Union and other European coal imports are projected to rise from 223 million tons in 2011 to 240 million tons by 2017.

We believe the projected robust growth in global thermal coal trade to satisfy growing demand for electricity generation will create substantial opportunities for U.S. coal producers with competitive transportation advantages to profitably export thermal coal.

The Illinois Basin coal production region is strategically well positioned with access to the Green, Ohio and Mississippi River systems to deliver coal to New Orleans or Port of Mobile coal export terminals for delivery of coal to growing Atlantic and Pacific import coal consumers.

Costs and Pricing Trends

Coal prices are influenced by a number of factors and vary materially by region. As a result of these regional characteristics, prices of coal by product type within a given major coal producing region tend to be relatively consistent with each other. The price of coal within a region is influenced by market conditions, coal quality, transportation costs involved in moving coal from the mine to the point of use and mine operating costs. For example, higher carbon and lower ash content generally result in higher prices, and higher sulfur and higher ash content generally result in lower prices within a given geographic region.

The cost of coal at the mine is also influenced by geologic characteristics such as seam thickness, overburden ratios and depth of underground reserves. It is generally cheaper to mine coal seams that are thick and located close to the surface than to mine thin underground seams. Within a particular geographic region, underground mining is generally more expensive than surface mining. This is due to typically higher capital costs, including costs for construction of extensive ventilation systems, and higher per unit labor costs arising from lower productivity associated with underground mining.

During the past decade, the price of coal has fluctuated like any commodity as a result of changes in supply and demand. For example, when coal supplies declined from 2003 to part of 2006 and subsequently for a short time in 2007 and 2008, the prices for coal reached record highs in the United States. The increased worldwide demand for coal is being driven by higher prices for oil, together with overseas economic expansion in countries such as China and India who rely heavily on coal-fired electricity generation. At the same time, infrastructure, weather-related production interruptions and supply restrictions on exports from China and Indonesia have contributed to a tightening of worldwide thermal coal supply, affecting global prices of coal.

Coal Characteristics

The quality of coal is measured primarily by its heat content in British thermal units per pound (“Btu/lb”). However, sulfur, ash and moisture content, and volatile content and coking characteristics are also important variables in the ranking and marketing of coal. These characteristics help producers determine the best end use of a particular type of coal. The following is a description of these general coal characteristics:

Heat Value.  In general, the carbon content of coal supplies most of its heating value, but other factors also influence the amount of energy it contains per unit of weight. Coal with higher heat value is priced higher than coal with lower heat value because less coal is needed to generate the same quantity of electric power. Coal is generally classified into four categories, ranging from lignite, subbituminous, bituminous and anthracite, reflecting the progressive response of individual deposits of coal to increasing heat and pressure. Anthracite is coal with the highest carbon content and, therefore, the highest heat value, nearing 15,000 Btus/lb. Bituminous coal, used primarily to generate electricity and to make coke for the steel industry, has a heat value ranging between 10,500 and 15,500 Btus/lb. Subbituminous coal ranges from approximately 8,000 to 9,500 Btus/lb and is generally used for electric power generation. Finally, lignite coal is a geologically young coal and has the lowest carbon content, with a heat value ranging between approximately 4,000 and 8,000 Btus/lb.

Sulfur Content.  When coal is burned, SO2 and other air emissions are released. Federal and state environmental regulations limit the amount of SO2 that may be emitted as a result of combustion. Following the implementation of the Clean Air Act Title IV amendments, coal’s sulfur content could be categorized as “compliance” or “non-compliance.” Compliance coal is coal that emits less than 1.2 lbs of SO2 per million Btu and complies with applicable Clean Air Act environmental regulations without the use of scrubbers. Higher sulfur coal can be burned in utility plants fitted with sulfur-reduction technology. Coal-fired power plants can also comply with SO2 emission regulations by utilizing coal with sulfur content below 1.2 lbs. per million Btu and/or purchasing emission allowances on the open market.

Ash.  Ash is the inorganic residue remaining after the combustion of coal. Ash content is an important characteristic of coal because it impacts boiler performance, and electric generating plants must handle and dispose of ash following combustion. The composition of the ash, including the proportion of sodium oxide and fusion temperature, help determine the suitability of the coal to end users.

Moisture.  Moisture content of coal varies by the type of coal, the region where it is mined and the location of the coal within a seam. In general, high moisture content decreases the heat value and increases the weight of the coal, thereby making it more expensive to transport. Moisture content in coal, on an as-sold basis, can range from approximately 2% to over 15% of the coal’s weight.

Other.  Users of metallurgical coal measure certain other characteristics, including fluidity, swelling capacity and volatility to assess the strength of coke (which is the solid fuel obtained from coal after removal of volatile components) produced from coal or the amount of coke that certain types of coal will yield. These coking characteristics may be important elements in determining the value of the metallurgical coal. We do not produce metallurgical coal or own any metallurgical coal reserves at this time.

U.S. Coal Producing Regions

Coal is mined from coal basins throughout the United States, with the major production centers located in three regions: Appalachia, the Interior and the Western region. Within those three regions, the major producing centers are Northern and Central Appalachia, the Illinois Basin in the Interior region, and the Powder River Basin in the Western region. The type, quality and characteristics of coal vary by, and within each, region.

Appalachian Region.  The Appalachian region is divided into the Northern, Central and Southern regions, with the Northern and Central areas being the largest coal producers in the region. Northern Appalachia includes Ohio, Pennsylvania, Maryland and northern West Virginia. The area includes reserves of bituminous coal with heat content ranging from 10,300 to 13,000 Btu/lb) and sulfur content ranging from 1.0% to 2.0%. Coal produced in Northern Appalachia is marketed primarily to electric utilities, industrial consumers and the export market, with some metallurgical coal marketed to steelmakers.

Central Appalachia includes eastern Kentucky, southern West Virginia, Virginia and northern Tennessee. The area includes reserves of bituminous coal with a typical heat content of 12,000 Btu/lb or greater and sulfur content ranging from 0.5% to 1.5%. Coal produced in Central Appalachia is marketed primarily to electric utilities, with metallurgical coal marketed to steelmakers. The combination of reserve depletion and increasing regulatory enforcement, mining costs and geologic complexity in Central Appalachia is expected to lead to substantial production declines over the long term. In fact, actual total production has declined from approximately 257 million tons in 2000 to 186 million tons in 2010. In addition, the widespread installation of scrubbers is expected to enable higher sulfur coal from Northern Appalachia and the Illinois Basin to displace coal from Central Appalachia.

Interior Region.  The major coal producing center of the Interior region is the Illinois Basin, which includes Illinois, Indiana and western Kentucky. The area includes reserves of bituminous coal with a heat content ranging from 10,100 to 12,600 Btu/lb and sulfur content ranging from 1.0% to 4.3%. Despite its high sulfur content, coal from the Illinois Basin can generally be used by some electric power generation facilities that have installed pollution control devices, such as scrubbers, to reduce emissions. Most of the coal produced in the Illinois Basin is used in the generation of electricity, with small amounts used in industrial applications. The EIA forecasts that production of high sulfur coal in the Illinois Basin, which has trended down since the early 1990s when many coal-fired plants switched to lower sulfur coal to reduce SO2 emissions after the passage of the Title IV amendments to the Clean Air Act, will significantly rebound as existing coal-fired capacity is retrofitted with scrubbers and new coal-fired capacity with scrubbers is added.

Western Region.  The Western United States region includes, among other areas, the Powder River Basin, the Western Bituminous region (including the Uinta Basin) and the Four Corners area. The Powder River Basin, the Western Region’s largest coal producing area, is located in Wyoming and Montana. This area produces subbituminous coal with sulfur content ranging from 0.2% to 0.9% and heat content ranging from 8,000 to 9,500 Btu/lb. After strong growth in production over the past 20 years, growth in demand for Powder River Basin coal is expected to moderate in the future due to the slowing demand for low sulfur, low Btu coal as more scrubbers are installed and concerns about increases in rail transportation rates and rising operating costs grow.

Mining Methods

Coal is mined utilizing underground or surface mining methods depending upon the geology and most economical means of coal recovery.

Underground Mining

Underground mines in the United States are typically operated using one of two different methods: room and pillar mining or longwall mining. In room and pillar mining, rooms are cut into the coal bed leaving a series of pillars, or columns of coal, to help support the mine roof and control the flow of air. Continuous mining equipment is used to cut the coal from the mining face, and shuttle cars are generally used to transport coal to a conveyor belt for subsequent delivery to the surface. Once mining has advanced to the end of a panel, retreat mining may begin to mine as much coal as can be safely and feasibly be mined from each of the pillars created.

The other underground mining method commonly used in the United States is the longwall mining method. In longwall mining, a rotating drum is trammed mechanically across the face of coal, and a hydraulic system supports the roof of the mine while it advances through the coal. Chain conveyors then move the loosened coal to an underground mine conveyor system for delivery to the surface. We currently do not, nor do we plan to in the near future, produce coal using longwall mining techniques.

Surface Mining

Surface mining produces the majority of U.S. coal output, accounting for approximately 69% of U.S. production in 2010. Surface mining is generally used when coal is found relatively close to the surface, when multiple seams in close vertical proximity are being mined or when conditions otherwise warrant. Surface mining involves the removal of overburden (earth and rock covering the coal) with heavy earth moving equipment and explosives, loading out the coal, replacing the overburden and topsoil after the coal has been excavated and reestablishing approximate original counter, vegetation and plant life, and making other improvements that have local community and environmental benefit. Overburden is typically removed at mines using explosives in combination with large, rubber-tired diesel loaders or more efficient draglines. Surface mining can recover nearly 90% of the coal from a reserve deposit.

There are four primary surface mining methods in use in Appalachia and the Illinois Basin: area, contour, auger and highwall. Area mines are surface mines that remove shallow coal over a broad area where the land is relatively flat. After the coal has been removed, the overburden is placed back into the pit. Contour mines are surface mines that mine coal in steep, hilly or mountainous terrain. A wedge of overburden is removed along the coal outcrop on the side of a hill, forming a bench at the level of the coal. After the coal is removed, the overburden is placed back on the bench to return the hill to its natural slope. Highwall mining is a form of mining in which a remotely controlled continuous miner extracts coal and conveys it via augers, belt or chain conveyors to the outside. The cut is typically a rectangular, horizontal cut from a highwall bench, reaching depths of several hundred feet or deeper. A highwall is the unexcavated face of exposed overburden and coal in a surface mine. Mountaintop removal mines are special area mines not present in the Illinois Basin that are used where several thick coal seams occur near the top of a mountain. Large quantities of overburden are removed from the top of the mountains, and this material is used to fill in valleys next to the mine.

Transportation

The U.S. coal industry is dependent on the availability of a transportation network connecting the mining regions to the U.S. and international distribution markets. Most U.S. coal is transported via railroad and barge, though trucks and conveyor belts are used to move coal over shorter distances. The method of transportation and the delivery distance can impact the total cost of coal delivered to the consumer.

Coal used for domestic consumption is generally sold free-on-board at the mine, which means the purchaser normally bears the transportation costs. Transportation can be a large component of a coal purchaser’s total delivered cost. Although the purchaser typically pays the freight, transportation costs are important to coal mining companies because the purchaser may choose a supplier largely based on the total delivered cost of coal, which includes the cost of transportation.

BUSINESS

Overview

About the Company

We are a diversified producer of low chlorine, high sulfur thermal coal from the Illinois Basin with both surface and underground mines. We market our coal primarily to electric utility companies as fuel for their steam-powered generators. Based on 2011 production, we are the sixth largest producer in the Illinois Basin and the second largest in Western Kentucky. We were formed in 2006 to acquire and develop a large coal reserve holding. We commenced production in the second quarter of 2008 and currently operate seven mines, including five surface and two underground, and are seeking permits for three additional mines. We control approximately 326 million tons of proven and probable coal reserves. Our reserves and operations are located in the Western Kentucky counties of Ohio, Muhlenberg, Union and Webster. We also own and operate three coal processing plants which support our mining operations. The location of our coal reserves and operations, adjacent to the Green and Ohio Rivers, together with our river dock coal handling and rail loadout facilities, allow us to optimize our coal blending and handling, and provide our customers with rail, barge and truck transportation options. From our reserves, we mine coal from multiple seams which, in combination with our coal processing facilities, enhances our ability to meet customer requirements for blends of coal with different characteristics.

We are majority-owned by Yorktown. After giving effect to this offering, we will continue to be majority-owned by Yorktown. In addition, Yorktown is represented on our board by Bryan H. Lawrence, founder and principal of Yorktown Partners LLC. As a result, Yorktown has, and can be expected to have, a significant influence in our operations, in the outcome of stockholder voting concerning the election of directors, the adoption or amendment of provisions in our charter and bylaws, the approval of mergers, and other significant corporate transactions. See “Risk Factors — Yorktown will continue to have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.”

Our revenue has increased from zero in 2007 to $299.3 million in 2011, which we achieved despite a period of recession-driven declines in U.S. demand for coal and a challenging environment in the credit markets. For the year ended December 31, 2011, we generated operating income of $7.9 million and Adjusted EBITDA of $41.0 million. Operating income and Adjusted EBITDA was $2.8 million and $11.9 million respectively, for the three months ended March 31, 2012. Adjusted EBITDA is a non-GAAP financial measure which represents net income (loss) before net interest expense, income taxes, depreciation, depletion and amortization, non-cash stock compensation expense, non-cash charges related to non-resource notes, gain on deconsolidation, and gain on extinguishment of debt. Please see “Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data” for a reconciliation of Adjusted EBITDA to net income (loss).

We are headquartered in St. Louis, Missouri, and maintain a regional office in Madisonville, Kentucky.

Strategy

Our primary business strategy is to maximize returns to our stockholders. Key components of this strategy include the following:

•	Maintain safe mining operations and comply with environmental standards. We consider safety to be our greatest operational priority. For the period January 1, 2011 through December 31, 2011, our underground and surface mines had non-fatal days lost incidence rates that were 50% and 100%, respectively, below the national averages for the same period. Non-fatal days lost incidence rate is an industry standard used to describe occupational injuries that result in the loss of one or more days from an employee’s scheduled work. We intend to maintain programs and policies designed to enable us to remain among the safest coal operations in the industry. We also intend to continue to implement responsible, effective environmental practices throughout our operations and reclamation activities.

•	Continue to grow our production. We intend to continue to increase our coal production in the coming years to satisfy what we believe will be an increasing demand for Illinois Basin coal. We will seek to support production growth by executing mining plans for our existing undeveloped reserves and by opportunistically acquiring additional coal reserves that are located near our current mining operations or otherwise offer the potential for efficient and economical development of low-cost production to serve our primary market area. We commenced production at Lewis Creek in June 2011, at our Kronos underground mining operation in September 2011 and at our Maddox mine in November 2011, and currently expect that our 2012 production will be approximately 8.7 million tons, compared with 6.6 million tons in 2011. We expect underground mine production to make up a greater percentage of total production in 2013 than in prior years.

•	Increase and diversify coal sales to utilities with base load scrubbed power plants in our primary market area and pursue export opportunities. We expect that the demand for Illinois Basin coal will rise as a result of an increase in power plants being retrofitted with scrubbers and the construction of new power plants throughout the Illinois Basin market area. We intend to continue to focus our marketing efforts principally on power plants in the Mid-Atlantic, Southeastern and Midwestern states that we expect will become consumers of Illinois Basin coal and to seek to diversify our customer base through a combination of multi-year coal supply agreements and sales in the spot market. As of March 31, 2012, we are contractually committed to sell 8.3 million tons of coal in 2012, and 7.1 million tons of coal in 2013, which represents 95% and 71% of our expected total coal sales in 2012 and 2013, respectively. In addition, we believe that the relative heat, ash, sulfur content and cost of our coal, combined with the accessibility of our coal mines and coal processing facilities to the Mississippi River and to rail connecting to Louisiana export terminals will provide the opportunity to export our coal to overseas customers.

•	Maximize profitability by maintaining low-cost mining operations. We operate our mines in a manner aimed at keeping our product quality high while maintaining low production costs. We seek to maximize our coal production and control our costs by continuing to improve our operating efficiency. Our efficiency is, in part, a function of the overburden ratios (the amount of surface material needed to be removed to extract coal) that exist at our surface coal mines. Our efficiency is also enhanced by our fleet of mobile mining equipment, substantially all of which is new, our use of the only draglines in Kentucky, our utilization of river coal movement, our information technology systems and our coordinated equipment utilization and maintenance management functions. We also believe that our highly experienced operating management and well-trained workforce will continue to help in identifying and implementing cost containment initiatives.

Competitive Strengths

We believe that the following competitive strengths will enable us to effectively execute our business strategy described above.

•	We have a demonstrated track record for successfully completing reserve acquisitions, securing required permits, developing new mines and producing coal. Since our formation in 2006, we have successfully acquired coal reserves and opened eight separate mines, obtained the necessary regulatory permits for the commencement of mining operations at those mines, and developed significant multi-year contractual relationships with large customers in our market area. We believe this resulted from our deep management experience and disciplined approach to the development of our operations and our focus on providing competitively priced Illinois Basin coal. We believe this will enable us to continue to grow our customer base, production, revenues and profitability.

•	Our proven and probable reserves have a long reserve life and attractive characteristics. As of December 31, 2011, we had approximately 326 million tons of clean recoverable (proven and probable) coal reserves. Our reserves include both surface and underground mineable coal residing in multiple seams which, in combination with our coal processing facilities, enhances our ability to meet customer requirements for blends of coal with different characteristics. Further, the comparatively low chlorine content of our coal relative to other Illinois Basin coal provides us with an additional competitive advantage in meeting the desired coal fuel profile of our customers.

•	Our mines are conveniently located in close proximity to our existing and potential customers and have access to multiple transportation options for delivery. Our mines are located adjacent to the Green and Ohio Rivers and near our preparation, loading and transportation facilities, providing our customers with rail, barge and truck transportation options. We believe this will also enable us to sell our coal in both the domestic and export markets. Recently, we purchased an equity interest in, and upon development will have access to, a Mississippi River coal export terminal project in Plaquemines Parish, Louisiana, approximately 10 miles downstream of New Orleans. We intend to oversee the design, build-out and operation of this export coal terminal to facilitate the anticipated sale of our coal to international customers.

•	We are a reliable supplier of cost competitive coal. Our highly skilled, non-union workforce uses efficient mining practices that take advantage of economies of scale and reduce operating costs per ton in both surface and underground mining. We are among a small number of operators of large scale dragline surface production in the eastern United States, and our continuous miner underground mining operations are designed to provide operating flexibility to meet production requirements and to fulfill our coal contract specifications.

•	We have a highly experienced management team with a long history of acquiring, building and operating coal businesses. The members of our senior management team have a demonstrated track record of acquiring, building and operating coal businesses profitably and safely. In addition, members of our senior management team have significant experience managing the financial and organizational growth of businesses, including public companies.

Our Operational History

Since 2006, we have acquired a substantial portion of our coal reserves, surface properties, mining rights and other assets through a series of transactions including the following:

Date	Principal Assets Acquired	Purchase Price

September 2006	Surface properties and mineral reserves (both fee and leasehold) in Ohio and Muhlenberg Counties, Kentucky, including certain of the Ken and Rockport reserves.	$25.5 million
December 2006	Approximately 9,500 acres of surface property and mineral reserves (both fee and leasehold), including certain of the Equality Boot and Parkway reserves.	$41.0 million
March 2007	Properties and mineral reserves (both fee and leasehold) in Ohio and Muhlenberg Counties, Kentucky, including certain of the West Fork, Midway, Paradise and Vogue reserves.	$46.5 million
May 2007	Surface properties and mineral reserves (both fee and leasehold) in Ohio and Muhlenberg Counties, Kentucky, including certain of the Sunnyside, Lewis Creek and East Fork reserves, and the idled Big Run mine.	$49.6 million
March 2008	Elk Creek Reserves.*	$75.6 million
December 2011	Properties and mineral reserves (both fee and leasehold) in Muhlenberg County, Kentucky.	$13.3 million
December 2011	#9 seam coal reserves in union County, Kentucky (both fee and leasehold interests).	$9.0 million

*	Purchased through Armstrong Resource Partners.

These acquisitions were funded through aggregate payments of approximately $82.7 million and promissory notes with an aggregate principal amount of approximately $177.8 million.

In October 2010, we entered into a lease that gives us the right to mine the substantial underground coal reserves located in Union and Webster Counties, Kentucky (the “Union/Webster Counties” reserves). The Union/Webster Counties reserves contain approximately 116 million tons of clean recoverable reserves. The lease requires us to pay minimum annual advance royalties in the form of 16,000 tons, recoupable against earned royalties up to $500,000 per calendar year. The lease also provides for a 6.0% earned royalty rate that may also be satisfied by the delivery of coal at the election of the lessor. We are obligated to meet certain due diligence requirements or pay additional advance royalties prior to the commencement of mining.

In 2009 and 2010, we borrowed an aggregate principal amount of $44.1 million from Armstrong Resource Partners, and the proceeds of those loans were used to satisfy various installment payments required by the promissory notes referred to above. Under the terms of these borrowings, Armstrong Resource Partners had the option to acquire interests in coal reserves then held by Armstrong Energy in Muhlenberg and Ohio Counties in satisfaction of the loans it had made to Armstrong Energy. On February 9, 2011, Armstrong Resource Partners exercised this option. In connection with that exercise, Armstrong Resource Partners paid Armstrong Energy an additional $5.0 million in cash and agreed to offset $12.0 million in accrued advance royalty payments owed by Armstrong Energy to Armstrong Resource Partners, relating to the lease of the Elk Creek Reserves, to acquire an additional partial undivided interest in certain of the coal reserves held by Armstrong Energy in Muhlenberg and Ohio Counties at fair market value. Through these transactions, Armstrong Resource Partners acquired a 39.45% undivided interest as a joint tenant in common with Armstrong Energy in the majority of our coal reserves, excluding the Union/Webster Counties reserves. The aggregate amount paid by Armstrong Resource Partners to acquire its interest in these reserves was the equivalent of approximately $69.5 million.

In December 2011, we entered into a series of transactions with Peabody, pursuant to which we acquired additional property near our existing and planned mines containing an estimated total of 7.7 million clean recoverable tons of coal and entered into leases for an estimated 14 million clean recoverable tons. In addition we entered into a joint venture relating to coal reserves near our Parkway mine. In connection with the joint venture, Peabody has agreed to contribute an aggregate of approximately 25 million tons of clean recoverable coal reserves located in Muhlenberg County, Kentucky, and we have agreed to contribute mining assets to the joint venture. We and Peabody have also agreed to contribute 51% and 49%, respectively, of the cash sufficient to complete the development of the mine and sufficient for down payments on mining equipment. We will manage the joint venture’s day-to-day operations and the development of the mine in exchange for a $0.50 per ton sold management fee. Peabody will receive a $0.25 per ton commission on all coal sales by the joint venture.

We and Peabody entered into an Asset Purchase Agreement pursuant to which we acquired from Peabody its rights and interests in certain owned and leased coal reserves located in Muhlenberg County, Kentucky, in exchange for (i) a cash payment by us of approximately $8.9 million, (ii) a promissory note in the aggregate principal amount of approximately $4.4 million, and (iii) an overriding royalty to Peabody to the extent we mine in excess of certain tonnages from the property as set forth in the Asset Purchase Agreement.

In December 2011, we and Midwest Coal entered into a Contract to Sell and Lease Real Estate pursuant to which we acquired from Midwest Coal its right, title and interest in and to the #9 seam coal reserves in Union County, Kentucky. In addition, Midwest Coal agreed to lease to us approximately 2,000 acres of #9 seam of coal. In consideration of the sale and lease of real property, we agreed to deliver (i) approximately $6.0 million in cash, (ii) a promissory note in the aggregate principal amount of approximately $3.0 million, and (iii) an overriding royalty of 2% of the gross selling price on each ton of coal produced and sold from the coal reserves that were purchased (thus excluding the leased coal).

In December 2011, Armstrong Resource Partners sold 200,000 Series A convertible preferred units of limited partner interest to Yorktown in exchange for $20.0 million. Also in December 2011, we entered into a Membership Interest Purchase Agreement with Armstrong Resource Partners pursuant to which we agreed to sell to Armstrong Resource Partners, indirectly through contribution of a partial undivided interest in reserves to a limited liability company and transfer of our membership interests in such limited liability company, an additional partial undivided interest in reserves controlled by us. In exchange for our agreement to sell a partial undivided interest in those reserves, Armstrong Resource Partners paid us $20.0 million. In addition to the cash paid, certain amounts due by us to Armstrong Resource Partners totaling $5.7 million were forgiven by Armstrong Resource Partners, which resulted in aggregate consideration of $25.7 million. This transaction, which closed in March 2012, resulted in the transfer by us of an 11.36% undivided interest in certain of our land and mineral reserves to Armstrong Resource Partners. Armstrong Resource Partners agreed to lease the newly transferred mineral reserves to us on the same terms as the February 2011 lease. We used the cash proceeds of this transaction to fund the Muhlenberg County and Ohio County reserve acquisitions described above.

Our Organizational History

In August 2011, Armstrong Resources Holdings, LLC merged with and into Armstrong Energy, Inc., which subsequently changed its name to Armstrong Energy Holdings, Inc. Subsequently, Armstrong Land Company, LLC was converted to a C-corporation and changed its name to Armstrong Energy, Inc. effective October 1, 2011. In connection with the Reorganization, each owner of Armstrong Land Company, LLC received 9.25 shares of Armstrong Energy, Inc. common stock for each unit held. The following chart shows a summary of the corporate organization of Armstrong Energy, Inc. and its principal subsidiaries, after giving effect to the Reorganization, conversion of our Series A preferred stock and conversion of Armstrong Resource Partners’ Series A convertible preferred units, but prior to giving effect to the offering of common stock being made hereby or to the Concurrent ARP Offering.

(1)	Reserves owned solely by Armstrong Resource Partners. These include the reserves assigned to our Kronos and Lewis Creek underground mines.

(2)	Reserves controlled jointly by Armstrong Resource Partners (with a 50.81% undivided interest as of March 31, 2012) and Armstrong Energy (with a 49.19% undivided interest as of March 31, 2012). If the Concurrent ARP Offering and related transactions are completed, the undivided interest of Armstrong Resource Partners will increase, and the undivided interest of Armstrong Energy will decrease, based on the net proceeds of the Concurrent ARP Offering paid to Armstrong Energy and the value of the affected reserves as agreed by Armstrong Resource Partners and Armstrong Energy. See “Certain Relationships and Related Party Transactions — Concurrent Transactions with Armstrong Resource Partners.”

The following chart depicts the organization and ownership of Armstrong Energy, Inc. after giving effect to this offering and the Concurrent ARP Offering.

(1)	Reserves owned solely by Armstrong Resource Partners. These include the reserves assigned to our Kronos and Lewis Creek underground mines.

(2)	Reserves controlled jointly by Armstrong Resource Partners and Armstrong Energy. Assuming an offering price of $ per unit, the midpoint of the price range set forth on the front cover page of the prospectus for the Concurrent ARP Offering, and an estimated purchase price of $17.5 million for Armstrong Resource Partners’ additional interest in the partially owned reserves, Armstrong Resource Partners intends to acquire an additional estimated 8% to 10% undivided partial interest in certain, reserves of Armstrong Energy with the net proceeds from the Concurrent ARP Offering. The actual percentage acquired will depend on the fair value of the reserves at the time of the acquisition and the net proceeds of the Concurrent ARP Offering. In addition, Armstrong Resource Partners’ interest as a joint tenant in common with Armstrong Energy in the majority of Armstrong Energy’s coal reserves could be increased as a result of an additional acquisition through the offset of unpaid deferred royalties owed to Armstrong Resource Partners.

About Armstrong Resource Partners

Armstrong Resource Partners was formed in 2008 to engage in the business of management and leasing of coal properties and collection of royalties in the Western Kentucky region of the Illinois Basin. Armstrong Energy holds a 0.3% equity interest in Armstrong Resource Partners through a wholly-owned subsidiary, Elk Creek GP, which is the general partner of Armstrong Resource Partners. The outstanding limited partnership interests (“common units”) of Armstrong Resource Partners, representing 97.8% of its equity interests, are owned by Yorktown. Armstrong Energy is majority-owned by Yorktown. Yorktown is entitled to 97.8% of all distributions made by Armstrong Resource Partners.

In December 2011, Armstrong Resource Partners sold 200,000 Series A convertible preferred units of limited partner interest to Yorktown in exchange for $20.0 million. Also in December 2011, we entered into a Membership Interest Purchase Agreement with Armstrong Resource Partners pursuant to which we agreed to sell to Armstrong Resource Partners, indirectly through contribution of a partial undivided interest in reserves to a limited liability company and transfer of our membership interests in such limited liability company, an additional partial undivided interest in reserves controlled by us. In exchange for our agreement to sell a partial undivided interest in those reserves, Armstrong Resource Partners paid us $20.0 million. In addition to the cash paid, certain amounts due from us to Armstrong Resource Partners totaling $5.7 million were forgiven by Armstrong Resource Partners, which resulted in aggregate consideration of $25.7 million. This transaction, which closed in March 2012, resulted in the transfer by us of an 11.36% undivided interest in certain of our land and mineral reserves to Armstrong Resource Partners. Armstrong Resource Partners agreed to lease the newly transferred mineral reserves to us on the same terms as the February 2011 lease. As a result of this transaction, as of December 31, 2011, of our total reserves of 326 million tons, 65 million tons (20%) are owned 100% by Armstrong Resource Partners, and 140 million tons (43%) are held by Armstrong Energy and Armstrong Resource Partners as joint tenants in common with 49.19% and 50.81% interests, respectively.

Pursuant to the ARP LPA, Elk Creek GP has the exclusive authority to conduct, direct and manage all activities of Armstrong Resource Partners. By virtue of Armstrong Energy’s control of Elk Creek GP, the results of Armstrong Resource Partners are consolidated in our historical consolidated financial statements contained herein. Pursuant to the ARP LPA, effective October 1, 2011, Yorktown unilaterally may remove Elk Creek GP as general partner in some circumstances. As a result, Armstrong Energy will no longer consolidate the results of Armstrong Resource Partners in the financial statements of Armstrong Energy. See “Unaudited Pro Forma Financial Information.”

In 2009 and 2010, Armstrong Energy borrowed an aggregate principal amount of $44.1 million from Armstrong Resource Partners, and the proceeds of those loans were used to satisfy various installment payments required by the promissory notes that were delivered in connection with the acquisition of our coal reserves. Under the terms of these borrowings, Armstrong Resource Partners had the option to acquire interests in coal reserves then held by Armstrong Energy in Muhlenberg and Ohio Counties in satisfaction of the loans it had made to Armstrong Energy. On February 9, 2011, Armstrong Resource Partners exercised this option. In connection with that exercise, Armstrong Resource Partners paid Armstrong Energy an additional $5.0 million in cash and agreed to offset $12.0 million in accrued advance royalty payments owed by Armstrong Energy to Armstrong Resource Partners, relating to the lease of the Elk Creek Reserves, to acquire an additional partial undivided interest in certain of the coal reserves held by Armstrong Energy in Muhlenberg and Ohio Counties at fair market value. Through these transactions, Armstrong Resource Partners acquired a 39.45% undivided interest as a joint tenant in common with Armstrong Energy in the majority of our coal reserves, excluding the Union/Webster Counties reserves. The aggregate amount paid by Armstrong Resource Partners to acquire its interest in these reserves was the equivalent of approximately $69.5 million.

Armstrong Resource Partners, L.P. is a co-borrower under our $100.0 million Senior Secured Term Loan and a guarantor on the $50.0 million Senior Secured Revolving Credit Facility and the Senior Secured Term Loan. Substantially all of our assets and the assets of Armstrong Resource Partners are pledged to secure borrowings under our Senior Secured Credit Facility.

On February 9, 2011, Armstrong Energy entered into lease agreements with Armstrong Resource Partners pursuant to which Armstrong Resource Partners granted Armstrong Energy leases to its 39.45% undivided interest in the mining properties described above and licenses to mine coal on those properties. The initial term of each such agreement is ten years, and will automatically extend for subsequent one-year terms until all mineable and merchantable coal has been mined from the properties, unless either party elects not to renew or such agreement is terminated upon proper notice. Armstrong Energy is obligated to pay Armstrong Resource Partners a production royalty equal to 7% of the sales price of the coal which Armstrong Energy mines from the properties. Under the terms of these agreements, Armstrong Resource Partners retains the surface rights to use the properties containing these reserves for non-mining purposes. Events of default under the lease agreements include the failure by Armstrong Energy to pay royalty payments to Armstrong Resource Partners when due and a default by Armstrong Energy under any agreement, indenture or other obligation to any creditor that, in the opinion of Armstrong Resource Partners, may have a material adverse effect on Armstrong Energy’s ability to meet its obligations under the lease agreements. If any event of default occurs and is not cured by Armstrong Energy, then Armstrong Resource Partners can terminate one or more of the lease agreements. In addition, Armstrong Energy has agreed to indemnify Armstrong Resource Partners from and against any and all claims, damages, demands, expenses, fines, liabilities, taxes and any other losses related in any way to Armstrong Energy’s mining operations on such premises, and to reclaim the surface lands on such premises in accordance with applicable federal, state and local laws.

The aforementioned lease transaction has been accounted for as a financing arrangement due to our continuing involvement in the land and mineral reserves transferred. This has resulted in the recognition of an initial obligation of $69.5 million by Armstrong Energy, which represents the fair value of the assets transferred. As the financial results of Armstrong Resource Partners historically have been consolidated, this transaction has not impacted our results of operations or financial condition through September 30, 2011. As noted above, the Deconsolidation was effective October 1, 2011. Subsequently, the long-term obligation is reflected on our balance sheet and will continue to be amortized through 2031 at an annual rate of 7% of the estimated gross revenue generated from the sale of the coal originating from the leased mineral reserves. As of March 31, 2012, the outstanding principal balance of the long-term obligations to Armstrong Resource Partners was $96.6 million.

Effective February 9, 2011, we entered into an agreement with Armstrong Resource Partners pursuant to which Armstrong Resource Partners granted Armstrong Energy the option to defer payment of the 7% production royalty described above. In consideration for the granting of the option to defer these payments, we granted to Armstrong Resource Partners the option to acquire an additional partial undivided interest in certain of the coal reserves held by Armstrong Energy in Muhlenberg and Ohio Counties by engaging in a financing arrangement, under which we would satisfy payment of any deferred fees by selling to Armstrong Resource Partners part of our interest in the aforementioned coal reserves at fair market value for such reserves determined at the time of the exercise of such options.

On February 9, 2011, Armstrong Resource Partners also entered into a lease and sublease agreement with Armstrong Energy relating to our Elk Creek Reserves and granted Armstrong Energy a license to mine coal on those properties. The terms of this agreement mirror those of the lease agreements described above. Armstrong Energy has paid $12 million of advance royalties under the lease, which are recoupable against production royalties.

Based upon our current estimates of 2012 production, we anticipate that Armstrong Energy will owe royalties to Armstrong Resource Partners under the above-mentioned license and lease arrangements of $14.8 million in 2012, of which $5.6 million will be recoupable against the advance royalty payment referred to above.

Our Mining Operations

We currently operate seven active mines, all of which are located in the Illinois Basin coal region in western Kentucky. Our operations are comprised of five surface mines and two underground mines, and we have three preparation plants serving these operations. In 2011, approximately 72% of the coal that we produced came from our surface mining operations.

In addition, we are seeking permits for three additional mines. Permit applications for the Hickory Ridge surface mine have been submitted to the Corps and the State of Kentucky but have yet to be issued. We are also in the process of preparing permit applications relating to Ken surface mine and the Lewis Creek underground mine. We intend to submit those permit applications to the Corps and the State of Kentucky beginning in the spring of 2012.

Our current operating mines are all located in Muhlenberg and Ohio Counties, Kentucky. The Western Kentucky Parkway crosses our properties from Southwest to Northeast, and the Green River separates our properties in Ohio and Muhlenberg Counties. Our barge loading facility on the Green River is located near the town of Kirtley, Kentucky. In addition, we have a network of off-highway truck haul roads, which connect the majority of our active mines and provide access to our barge loading and rail loadout facilities.

The following tables provide a summary of information regarding our active mines as of December 31, 2011.

										Quality Specifications
		Clean Recoverable Tons				Production				(As Received)(2)
		(Proven and Probable				Year		Year			SO2
Mines		Reserves)(1)				Ended		Ended		Heat	Content
(Commenced	Mining	Proven	Probable			December 31,		December 31,		Value	(Lbs/	Ash
Operations)	Method(3)	Reserves	Reserves	Total		2010		2011		(Btu/Lb)	MMBtu)	(%)
		(In thousands)				(Tons in thousands)

Active mines
Midway (July 2008)	S	19,377	1,427	20,805	(4)	1,614.8		1,589.2		11,315	4.8	10.0
Parkway (April 2009)	U	7,535	5,434	12,969	(4)	1,485.9		1,491.9		11,931	4.4	7.1
East Fork (June 2009)(5)	S	2,287	550	2,837	(4)	1,641.1		745.9		11,136	7.6	11.2
Equality Boot (September 2010)	S	21,841	1,151	22,992	(6)	330.8		1,916.8		11,587	5.7	8.8
Lewis Creek (June 2011)	S	6,160	101	6,261	(4)	—		474.9		11,420	4.0	9.5
Kronos (September 2011)(7)	U	18,810	2,995	21,805		—		—	(8)	11,792	4.5	7.6
Maddox (November 2011)	S	512	—	512	(4)	—		24.9		11,315	4.8	10.0

Total active mines		76,522	11,658	88,181		5,072.6	(9)	6,243.6	(9)

(1)	For surface mines, clean recoverable tons are based on a 90% mining recovery, preparation plant yield at 1.55 specific gravity and a 95% preparation plant efficiency. For underground mines, clean recoverable tons are based on a 50% mining recovery, preparation plant yield at 1.55 specific gravity and a 95% preparation plant efficiency. “Proven and probable reserves” refers to coal that can be economically extracted or produced at the time of the reserve determination.

(2)	Quality specifications displayed on an “as received” basis, assuming 11% moisture. If derived from multiple seams, data represents an average.

(3)	U = Underground; S = Surface

(4)	Of these reserves, 39.45% of the interests controlled by Armstrong Energy are leased from Armstrong Resource Partners as of December 31, 2011.

(5)	Warden and Kronos pits. Production at the Kronos pit ceased in August 2011.

(6)	Of these reserves, 39.45% of the interests controlled by Armstrong Energy are leased from Armstrong Resource Partners as of December 31, 2011. Includes approximately 0.3 million tons related to reserves for which we own or lease a 50% or more partial joint interest and royalties on extractions may be payable to other owners.

(7)	Based on internal estimates, recoverable reserves are split evenly among the three mines that comprise the Elk Creek Reserves. See the table and related footnotes under “Prospectus Summary — About the Company.”

(8)	The Kronos mine produced approximately 0.2 million tons of coal in 2011, but the production was capitalized and not included in our results of operations because the mine was still in the developmental phase.

(9)	Excludes approximately 0.6 million and 0.4 million tons of production from the Big Run mine in 2010 and 2011, respectively. The Big Run mine ceased operations in October 2011.

	Clean Recoverable Tons (Proven				Primary
	and Probable Reserves)(1)				Transportation
	Owned	Leased	Total		Method
	(In thousands)

Active mines
Midway (July 2008)	20,805	—	20,805	(2)	Rail, barge & truck
Parkway (April 2009)	2,326	10,643	12,969	(2)	Truck
East Fork (June 2009)(3)	2,193	645	2,837	(2)	Rail, barge & truck
Equality Boot (September 2010)	22,992	—	22,992	(4)	Barge
Lewis Creek (surface) (June 2011)	6,261	—	6,261	(2)	Rail, barge & truck
Kronos (September 2011)(5)	20,630	1,175	21,805		Rail, barge & truck
Maddox (November 2011)	512	—	512	(2)	Rail, barge & truck

Total active mines	75,719	12,463	88,181

(1)	For surface mines, clean recoverable tons are based on a 90% mining recovery, preparation plant yield at 1.55 specific gravity and a 95% preparation plant efficiency. For underground mines other than Union/Webster Counties, clean recoverable tons are based on a 50% mining recovery, preparation plant yield at 1.55 specific gravity and a 95% preparation plant efficiency. For Union/Webster Counties, clean recoverable tons are based on a 50% mining recovery, preparation plant yield at 1.60 specific gravity and a 95% preparation plant efficiency. “Proven and probable reserves” refers to coal that can be economically extracted or produced at the time of the reserve determination.

(2)	Of these reserves, 39.45% of the interests controlled by Armstrong Energy are leased from Armstrong Resource Partners as of December 31, 2011.

(3)	Warden and Kronos pits. Production at the Kronos pit ceased in August 2011.

(4)	Of these reserves, 39.45% of the interests controlled by Armstrong Energy are leased from Armstrong Resource Partners as of December 31, 2011. Includes approximately 0.3 million tons related to reserves for which we own or lease a 50% or more partial joint interest and royalties on extractions may be payable to other owners.

(5)	Based on internal estimates, recoverable reserves are split evenly among the three mines that comprise the Elk Creek Reserves.

On March 30, 2012, Armstrong Energy transferred an 11.36% undivided interest in certain of its land and mineral reserves to Armstrong Resource Partners in exchange for aggregate consideration of $25.7 million. This increased Armstrong Resource Partners’ interest in certain properties of Armstrong Energy to 50.81%. See “Recent Developments.”

The following map shows the locations of our mining operations and coal reserves:

In general, we have developed our mines and preparation plants at strategic locations in close proximity to rail or barge shipping facilities. Coal is transported from our mines to customers by means of railroads, trucks, and barge lines. We currently own or lease under long-term arrangements a substantial portion of the equipment utilized in our mining operations. We employ sophisticated preventative maintenance and rebuild programs and upgrade our equipment to ensure that it is productive, well-maintained and cost-competitive. Our maintenance programs also employ procedures designed to enhance the efficiencies of our operations.

We control approximately 205 million tons of coal available for production at our active and proposed mines in Ohio and Muhlenberg counties in Western Kentucky, of which we lease approximately 32 million tons from various unaffiliated landowners.

Armstrong Coal Company, Inc., our wholly-owned subsidiary (“Armstrong Coal”), has entered into leases with Western Mineral Development, LLC (“Western Mineral”), Western Land Company, LLC (“Western Land”) and Western Diamond, LLC (“Western Diamond”), each of which is our wholly-owned subsidiary, for the reserves described above, excluding the Elk Creek Reserves. Those leases are for a term of ten years but can be renewed for an additional ten-year term or until all of the mineable and merchantable coal has been mined. The leases provide for a 7% production royalty payment to be paid by Armstrong Coal to the lessors.

Effective February 9, 2011, Armstrong Coal, Western Diamond and Western Land entered into a Royalty Deferment and Option Agreement with Western Mineral. Pursuant to this agreement, Western Mineral agreed to grant to Armstrong Coal and its affiliates the option to defer payment of Western Mineral’s pro rata share of the 7% production royalty described under “— Lease Agreements” below. In consideration for Western Mineral’s granting of the option to defer these payments, Armstrong Coal and its affiliates granted to Western

Mineral the option to acquire an additional partial undivided interest in certain of the coal reserves held by Armstrong Energy, Inc. in Muhlenberg and Ohio Counties by engaging in a financing arrangement, under which Armstrong Coal and its affiliates would satisfy payment of any deferred fees by selling part of their interest in the aforementioned coal reserves at fair market value for such reserves determined at the time of the exercise of such options.

On October 11, 2011, Western Diamond and Western Land (together, the “Sellers”) entered into an agreement with Western Mineral pursuant to which the Sellers agreed to sell an additional partial undivided interest in substantially all of the coal reserves and real property owned by the Sellers previously subject to the options exercised by Armstrong Resource Partners on February 9, 2011 (see “Certain Relationships and Related Party Transactions — Sale of Coal Reserves”), other than any of Sellers’ real property and related mining rights associated with the Parkway mine. Such interest shall be equal to a fraction, the numerator of which shall be equal to the amount of net proceeds received by Western Mineral and/or its parents or affiliates from the Concurrent ARP Offering (see “Prospectus Summary — Concurrent Offering”), and the denominator of which is a dollar amount the parties agree represents the aggregate fair market value of the property. The closing of the sale, which is conditioned on the closing of the Concurrent ARP Offering, shall occur on or before 90 days after Western Mineral and/or its parents or affiliates receives the net proceeds of the Concurrent ARP Offering.

We also lease the Elk Creek Reserves from Armstrong Resource Partners, and the terms of that lease mirror the leases described above. The lease with Armstrong Resource Partners also recognizes and permits us to recoup a pre-existing annual advance royalty balance of $12.0 million against production royalties as they come due.

Approximately 121 million tons of recoverable coal are located in the Union/Webster Counties reserves. We have entered into a lease with a non-affiliated third party for such reserves, which requires us to pay minimum annual advance royalties in the form of 16,000 tons, recoupable against earned royalties up to $500,000 per calendar year. The lease also provides for a 6% earned royalty rate that may also be satisfied by the delivery of coal at the election of lessor. We are also obligated to meet certain due diligence requirements or pay additional advance royalties prior to the commencement of mining.

Big Run Mine.  The Big Run mine was an underground mine located near Centertown, Kentucky that was previously operated by Peabody Energy. In October 2011, production at the Big Run mine ceased, and the equipment that had been used to extract thermal coal from the West Kentucky #9 seam was relocated to the Kronos mine. The Kronos mine commenced production in September 2011. The Big Run mine produced approximately 0.4 million clean tons of coal in 2011, which was processed at our Midway Preparation Plant.

Midway Mine.  The Midway mine is a surface mine located two miles southeast of Centertown, Kentucky in Ohio County and is west of and adjacent to the Midway Preparation Plant. The Midway mine commenced production in April 2008 and extracts thermal coal from the West Kentucky #13a, #13, and #11 seams. Stripping ratios for coal that has not undergone any processing, or “run-of-mine” coal, at the Midway mine are favorable and averaged approximately 11-to-1 in 2011. The Midway mine produced approximately 1.6 million tons of clean coal in 2011 and is currently equipped with one dragline (45 yard bucket) and a spread of surface mining equipment, including power shovels, excavators, loaders and haul trucks. Our reserve studies have indicated that the Midway mine has approximately 21 million tons of proven and probable reserves. Coal from the Midway mine is transported less than one mile to the Midway Preparation Plant for processing, where it is then shipped to customers via truck, rail or barge.

Parkway Mine.  The Parkway mine is an underground mine located northeast of Central City, Kentucky in Muhlenberg County that extracts thermal coal primarily from the West Kentucky #9 seam and accesses that seam from an older surface mining pit that was abandoned prior to our acquisition of the Parkway mine. The Parkway mine consists of two working super sections, and each section is currently equipped with two continuous miners that operate concurrently. The Parkway mine produced approximately 1.5 million tons of clean coal in 2011. As a result of a reserve acquisition in December 2011, the Parkway mine currently has approximately 13.0 million tons of proven and probable reserves. See “Prospectus Summary — Recent Developments.” The majority of the coal from the Parkway mine is transported to the surface stockpile where it is processed at the Parkway Preparation Plant and trucked to a single customer via a seven mile private haul road.

East Fork Mine.  The East Fork mine is a surface mine located three miles west of Centertown, Kentucky. The East Fork complex consists of two pits, the Warden and Kronos pits, which extract thermal coal from the West Kentucky #14 seam. The Kronos pit commenced operations in June 2009, and the Warden pit commenced operations in August 2009. The East Fork mine produced approximately 0.7 million tons of clean coal in 2011, and there were approximately 2.8 million tons of proven and probable reserves at the East Fork mine at December 2011. Production at the Kronos pit ceased in August 2011. East Fork run-of-mine coal is trucked 3.6 miles to the Armstrong Dock Preparation Plant via a private haul road where it is processed, blended and shipped to customers.

Equality Boot Mine.  The Equality Boot mine is a surface mining operation located eight miles southwest of Centertown, Kentucky, which commenced operations in September 2010. The Equality Boot mine extracts thermal coal from the West Kentucky #14, #13, #12 and #11 seams and produced approximately 1.9 million tons of coal in 2011. The Equality Boot mine uses two draglines equipped with 45 yard buckets and a spread of surface equipment, including power shovels, excavators, loaders and haul trucks to remove overburden and interburden and construct the dragline bench. Run-of-mine stripping ratios at the Equality Boot mine averaged approximately 13.5-to-1 in 2011. The Equality Boot mine has approximately 23 million tons of proven and probable reserves. Coal from the Equality Boot mine is transported less than one mile by truck to the Equality Boot run-of-mine facility, where a 4,400 foot overland conveyor system is used to transport the coal to the 2,500 tons per hour barge loadout facility located on the Green River. The coal is then loaded onto barges and transported approximately 5 miles to the Armstrong Dock Preparation Plant where it is unloaded, processed, reloaded onto barges and then shipped to its customers.

Lewis Creek Mine.  The Lewis Creek mine is a surface mine located approximately five miles south of Centertown, Kentucky and approximately 3.5 miles from the Midway Preparation Plant. Production commenced in June 2011 at the Lewis Creek mine, and thermal coal is being mined from the West Kentucky seams #13A and #13. Lewis Creek produced approximately 0.5 million tons of clean coal in 2011. A dragline equipped with a 20 yard bucket is used in conjunction with mobile mining equipment to remove overburden and construct the dragline bench at the Lewis Creek mine. There are approximately 6 million tons of proven and probable reserves at the Lewis Creek surface mine. Coal mined at the Lewis Creek mine is transported by truck to the Midway Preparation Plant for processing and subsequent delivery to our customers.

Kronos Mine.  The Kronos mine, which commenced operations in September 2011, is an underground mine located approximately three miles southwest of Centertown, Kentucky. It extracted thermal coal from the West Kentucky #9 seam. While the Kronos mine produced approximately 0.2 million tons of coal in 2011, that production was capitalized and not included in our results of operations because the mine was still in the developmental phase. The mine currently utilizes three continuous miner super sections, but we expect to increase to four super sections in mid-2012. At that time, we expect that the mine’s annual production will be 2.3 million tons. There are approximately 22 million tons of proven and probable reserves at the Kronos mine. Coal mined at Kronos is transported by truck to the Midway Preparation Plan and the Armstrong Dock Preparation Plant for processing and delivery.

Maddox Mine.  The Maddox mine is a surface mine located two miles southeast of Centertown, Kentucky, in Ohio County. The Maddox mine commenced production in November 2011 and extracts thermal coal from the West Kentucky #13a, #13 and #11 seams. The Maddox mine produced approximately 25,000 tons of clean coal in 2011 and is currently equipped with a spread of surface mining equipment. Our reserve studies have indicated that the Maddox mine has approximately 0.5 million tons of proven and probable reserves. Coal from the Maddox mine is transported to the Midway Preparation Plant for processing, where it is then shipped to customers via truck, rail or barge.

Future Underground Mine.  We anticipate opening the Lewis Creek underground mine in 2013, assuming that we receive all necessary permits for operation of that mine. The Lewis Creek mine will produce coal from the West Kentucky #9 seam utilizing two continuous miner super sections operating concurrently. Once fully operational, the Lewis Creek underground mine is projected to produce approximately 1.3 million tons of clean coal per year. There are approximately 22 million tons of proven and probable reserves at the Lewis Creek reserves.

Future Surface Mines.  We anticipate opening the Hickory Ridge and Ken surface mines in 2013 and 2014. These surface mines will produce thermal coal from primarily the West Kentucky #14, #13, #13A and #11 seams. Conventional truck-and-shovel operations are anticipated to be used at all of the mines. The Hickory Ridge and Ken surface mines have approximately 23 million tons in the aggregate of proven and probable reserves.

Our Coal Preparation Facilities

The majority of coal from each of our mining operations is processed at a coal preparation plant located near the mine or connected to the mine by an overland conveyor system. Currently, we have three preparation plants, Midway, Parkway and Armstrong Dock. These coal preparation plants allow us to treat the coal we extract from our mines to ensure a consistent quality and to enhance its suitability for particular end-users. In 2011, our preparation plants processed approximately 99% of the raw coal we produced. In addition, depending on coal quality and customer requirements, we may blend coal mined from different locations in order to achieve a more suitable product. At the current time, our preparation plants do not process coal from other companies, and we do not have any present intention to do so.

The following chart provides information regarding our preparation plants:

	Midway	Parkway	Armstrong Dock

Location:	Centertown, Kentucky	Central City, Kentucky	Centertown, Kentucky
Inception:	July 2008	April 2009	March 2010
Mines Serviced:	Midway, Maddox, Lewis Creek	Parkway	East Fork, Equality Boot, Kronos
Tons Per Hour:	600 — Expandable to 1,200	400	1,200
Loadout Tons Per Hour:	2,500 (Rail)	—	2,500 (Barge)
Transportation:	Rail, Truck	Truck	Barge

Our Midway Plant is 600 tons-per-hour (“TPH”) raw coal feed, heavy media preparation plant that was constructed in 2008. The plant is connected to the P&L Railroad via a newly-constructed unit train railroad “loop” extension of approximately 16,000 feet, and also includes a coal handling system similar to that present at the Armstrong Dock Plant that permits the loading of coal into railcars or trucks. With additional capital expenditures, the Midway Plant is currently being expanded to 1,200 TPH. We expect the expansion to be completed by summer 2012.

The Parkway Preparation Plant is located adjacent to the Parkway mine and has a run-of-mine coal capacity of 400 TPH. Clean coal from the preparation plant is placed in a 60,000 ton capacity stockpile and subsequently loaded into trucks for delivery to our customers.

The Armstrong Dock Plant is a 1200 TPH raw coal feed, heavy media preparation plant that was constructed in 2008. The plant is connected to a newly-refurbished 10,000 ton “donut” storage stockpile and an extensive conveyor handling system. The Armstrong Dock Plant has a coal handling system that permits the loading of coal into barges adjacent to the dock conveyor or into trucks adjacent to the plant itself.

The treatments we employ at our preparation plants depend on the size of the raw coal. For coarse material, the separation process relies on the difference in the density between coal and waste rock where, for the very fine fractions, the separation process relies on the difference in surface chemical properties between coal and the waste minerals. To remove impurities, we crush raw coal and classify it into various sizes. For the largest size fractions, we use dense media vessel separation techniques in which we float coal in a tank containing a liquid of a pre-determined specific gravity. Since coal is lighter than its impurities, it floats, and we can separate it from rock and shale. We treat intermediate sized particles with dense medium cyclones, in which a liquid is spun at high speeds to separate coal from rock. Fine coal is treated in spirals, in which the differences in density between coal and rock allow them, when suspended in water, to be separated. Ultra fine coal is recovered in column flotation cells utilizing the differences in surface chemistry between coal and rock. By injecting stable air bubbles through a suspension of ultra fine coal and rock, the coal particles adhere to the bubbles and rise to the surface of the column where they are removed. To minimize the moisture content in coal, we process most coal sizes through centrifuges. A centrifuge spins coal very quickly, causing water accompanying the coal to separate. Coarse refuse from our preparation plants is back-hauled and disposed of in our mining pits or other locations in accordance with applicable regulations and permits.

Sales and Marketing

Our sales and marketing functions are handled from our St. Louis, Missouri headquarters with assistance from our Madisonville, Kentucky operations center. Prior to 2011, the majority of our coal sales were made through the use of third-party independent contractors who were paid a per-ton commission with respect to the coal they brokered for sale. Commencing in 2011, the majority of our new coal sales have been made through our in-house Director of Coal Sales, and no new commissions are paid with respect to coal sold by our employees.

Multi-year Coal Supply Agreements

As is customary in the coal industry, we enter into multi-year coal supply agreements with many of our customers. Multi-year coal supply agreements usually have specific and possibly different volume and pricing arrangements for each year of the agreement. These agreements allow customers to secure a supply for their future needs and provide us with greater predictability of sales volume and sales prices. In 2011, we sold approximately 89% of our coal under multi-year coal supply agreements. The majority of our multi-year coal supply agreements include a fixed price for the term of the agreement or a pre-determined escalation in price for each year. Some of our multi-year coal supply agreements may include a variable pricing system. While most of our multi-year coal supply agreements are for terms of one to five years, some spot agreements and purchase orders provide for deliveries for as little as one month, and other agreements have terms up to 10.5 years. At March 31, 2012, we had 10 multi-year coal supply agreements with remaining terms ranging from one to seven years.

We typically enter into multi-year coal supply agreements through a “request-for-proposal” process and after competitive bidding and negotiations. Therefore, the terms of these agreements vary by customer. Our multi-year coal supply agreements typically contain provisions to adjust the base price due to new laws and regulations that affect our costs. Additionally, some of our agreements contain provisions that allow for the recovery of costs affected by modifications or changes in the interpretations or application of any applicable statute by local, state or federal government authorities.

The price of coal sold under certain of our agreements is subject to fluctuation. For example, some of our agreements include index provisions that change the price based on changes in market-based indices and or changes in economic indices. Other agreements contain price reopener provisions that may allow a party to renegotiate pricing at a set time. Price reopener provisions may automatically set a new price based on then-current market prices or require us to negotiate a new price. In a limited number of agreements, if the parties do not agree on a new price, either party has an option to terminate the agreement. In addition, certain of our agreements contain clauses that may allow customers to terminate the agreement in the event of certain changes in environmental laws and regulations that impact their operations.

The coal supply agreements establish the quality and volume of coal to be sold. Most of our agreements fix annual pricing and volume obligations, though in certain instances, the volume obligations may change depending on the customer’s needs. Most of our coal supply agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash and moisture content as well as others. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the agreements.

Our coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers in the event that circumstances beyond the control of the affected party occur, including events such as strikes, adverse mining conditions, mine closures or serious transportation problems that affect us or unanticipated plant outages that may affect the buyer. Our agreements also generally provide that in the event a force majeure event exceeds a certain time period, the unaffected party may have the option to terminate the purchase or sale in whole or in part.

Customers

The following map identifies current or planned scrubbed power plants to which we presently sell coal or to which Illinois Basin coal could be sold in the future.

ARMSTRONG ENERGY OPERATIONS
ARMSTRONG ENERGY CUSTOMER PLANTS
SCRUBBED OR PLANNED SCRUBBED PLANTS
RAM TERMINAL

Our primary customers are electric utilities. We may also sell coal to industrial companies, brokers and other coal producers. For the year ended December 31, 2011 and the three months ended March 31, 2012, approximately 98% of our coal revenues related to sales to electric utilities. The majority of our electric utility customers purchase coal for terms of one to five years, but we also supply coal on a spot basis for some of our customers.

In 2011, we sold coal to 14 domestic customers with operations located in numerous states. The majority of those customers operate power plants in the Midwestern and Southern regions of the United States. For the year ended December 31, 2011, we derived approximately 63% of our total coal revenues from sales to our two largest customers — LGE and TVA. For the fiscal year ended December 31, 2011, coal sales to LGE and TVA constituted approximately 35% and 28% of our total coal revenues, respectively.

We currently have two multi-year coal supply agreements with LGE for the sale of coal. The first agreement was entered into in 2008, as amended, and expires in 2016. It calls for 2.1 million tons annually through 2015 and 0.9 million tons in 2016. Pricing ranges from $28.19 to $30.25 per ton over the term of the agreement subject to certain additional quality related adjustments that are typical of the industry. There is no price reopener provision in this agreement. The agreement with LGE that was entered into in 2009 calls for annual delivery of 1.25 million tons from 2011 through 2013 and 0.75 million tons from 2014 through 2016. In addition to typical quality adjustments, the price ranges from $42.00 to $45.00 per ton from 2011 through 2013. The agreement then provides that either party may elect at its sole option to reopen the agreement for negotiations with respect to price and/or other terms as it concerns all coal to be delivered in 2014 and beyond. Should either party seek to reopen the agreement (which must be done no later than April 1, 2013) and the parties be unable to reach a mutually acceptable agreement as to those terms being renegotiated, the agreement will terminate as of December 31, 2013.

We also have two multi-year coal supply agreements with TVA for the sale of coal. The agreement with TVA that was entered into in 2007, as amended, calls for the delivery of 1.0 million tons annually in 2011 and 2012, and 2.0 million tons from 2013 through 2018. The price ranges from $40.57 to $41.68 per ton in 2011 and 2012. The agreement then provides that either party may elect at its sole option to reopen the agreement for negotiations with respect to price and/or other terms as it concerns all coal to be delivered in 2013 and beyond and pursuant thereto, TVA has exercised its right to reopen the agreement. If the parties are unable to reach a mutually acceptable agreement as to those terms being renegotiated by July 1, 2012, the agreement will terminate as of December 31, 2012. The agreement also provides for typical quality adjustments. In addition, commencing on July 1, 2011, TVA has the unilateral right to terminate the agreement upon 60 days written notice, in which case TVA is required to pay us a termination fee equal to 10% of the base price multiplied by the remaining number of tons to be delivered under the agreement.

The agreement with TVA that was entered into in 2008 calls for delivery of between 0.9 million and 1.1 million tons annually from 2009-2013. The price ranges from $56.00 to $58.00 between 2011 and 2013. The agreement then provides that either party may elect at its sole option to reopen the agreement for negotiations with respect to price and/or other terms as it concerns all coal to be delivered in 2012 and 2013. TVA exercised its option under the agreement. As a result the parties reached an agreement to reprice the coal to be delivered in 2012 and 2013 with pricing from $54.25 to $55.88 per ton.

Transportation

We ship our coal to domestic customers by means of railcars, barges or trucks, or a combination of these means of transportation. We generally sell coal free on board at the mine or nearest loading facility. Our customers normally bear the costs of transporting coal by rail or barge. Historically, most domestic electricity generators have arranged long-term shipping agreements with rail or barge companies to assure stable delivery costs. Approximately 47% of our coal shipped in 2011 was delivered by barge, which is generally less expensive than transporting coal by truck or rail. The Armstrong Dock, which is located on the Green River, can load up to six million tons of coal annually for shipment on inland waterways. In 2011, 28% and 25% of our coal sales tonnage also was shipped by truck and rail, respectively.

Ram Terminals, LLC

In June 2011, we acquired an 8.4% equity interest in Ram Terminals, LLC (“Ram”). Ram owns 600 acres of Mississippi Riverfront property approximately 10 miles south of New Orleans and intends to permit, design and construct a seaborne coal export terminal capable of servicing up to Panamax-sized bulk carriers with an annual through-put capacity of up to 6 million tons, and up to 10 million tons per year in the event of the widening of the Panama Canal. The terminal will be used to facilitate and ensure our access to international markets, as well as to handle export coal volumes of both metallurgical and thermal coal of other coal companies. One of the investment funds managed by Yorktown Partners LLC, is the controlling unitholder in Ram and will provide the funds for future capital expenditures related to the development of the site. See “Prospectus Summary — Yorktown Partners LLC”. We will be actively involved in the design and construction of the terminal and will provide accounting and bookkeeping assistance to Ram. Certain of our executive officers serve as officers of Ram.

Competition

The coal industry is highly competitive. There are numerous large and small producers in all coal producing regions of the United States, and we compete with many of these producers. Our main competitors include Alliance Resource Partners, L.P., Patriot Coal Corp., Peabody Energy, Inc., the Cline Group’s Foresight Energy LLC, Oxford Resource Partners, LP and Murray Energy, all of which are companies mining in the Illinois Basin. Many of these coal producers have greater financial resources and more proven and probable reserves than we do. Based on MSHA data, we were the sixth largest producer of Illinois Basin coal in fiscal 2011, producing approximately 6% of the total Illinois Basin coal. As the price of domestic coal increases, we also compete with companies that produce coal from one or more foreign countries, such as Colombia, Indonesia and Venezuela.

The most important factors on which we compete are price, quality and characteristics, transportation costs and reliability of supply. The demand for our coal and the prices that we will be able to obtain for our coal are closely related to coal consumption patterns of the U.S. electric generation industry and international consumers. The patterns of coal consumption are affected by various factors beyond our control, including economic conditions, temperatures in the United States, government regulation, technological developments and the location, quality, price and availability of competing sources of fuel such as natural gas, oil and nuclear sources, and alternative energy sources such as hydroelectric power and wind.

Our Safety Programs

For the period January 1, 2011 through December 31, 2011, our underground and surface mines had non-fatal days lost incidence rates that were 50% and 100%, respectively, below the national averages for the same period. Non-fatal days lost incidence rate is an industry standard used to describe occupational injuries that result in the loss of one or more days from an employee’s scheduled work. We attribute our lower incident rate to our safety program, which includes: (i) employing eight full-time safety professionals; (ii) implementing policies and procedures to protect employees and visitors at our mines; (iii) utilizing experienced third-party blasting professionals to conduct our blasting activities; (iv) requiring a certified surface mine foreman to be in charge of the activities at each mine; and (v) ensuring that each employee undergoes the required safety, hazard and task training.

We have won numerous awards for our safety record since 2008 recognizing our low injury and incident rates, as follows:

Mine/Facility	Year	Award

Parkway Mine	2010	Kentucky Office of Mine Safety & Licensing for being the safest underground coal mine in Western Kentucky
Equality Boot Mine	2010	Sentinels of Safety award for 86,661 employee hours worked without a Lost Workday Injury
Midway Coal Handling Facility	2010	Sentinels of Safety award for 66,688 employee hours worked without a Lost Workday Injury
Parkway Mine Surface Facilities	2010	Sentinels of Safety award for 43,130 employee hours worked without a Lost Workday Injury

Mine/Facility	Year	Award

Parkway Mine	2010	Sentinels of Safety award for 332,851 employee hours worked without a Lost Workday Injury
Armstrong Dock & Preparation Plant	2010	Sentinels of Safety award for 52,568 employee hours worked without a Lost Workday Injury
East Fork Mine	2010	Sentinels of Safety award for 202,898 employee hours worked without a Lost Workday Injury
Kronos Mine	2010	Green River Safety Council in recognition of 607 man hours worked with an incident rate of 0.0
Parkway Mine	2010	Green River Safety Council in recognition of 334,923 man hours worked with an incident rate of 0.0
Equality Boot Mine	2010	Green River Safety Council in recognition of 86,661 man hours worked with an incident rate of 0.0
East Fork Mine	2010	Green River Safety Council in recognition of 202,898 man hours worked with an incident rate of 0.0
Parkway Preparation Plant	2010	Green River Safety Council in recognition of 43,130 man hours worked with an incident rate of 0.0
Midway Preparation Plant	2010	Green River Safety Council in recognition of 66,688 man hours worked with an incident rate of 0.0
Armstrong Dock & Preparation Plant	2010	Green River Safety Council in recognition of 52,568 man hours worked with an incident rate of 0.0
Parkway Mine	2009	Kentucky Office of Mine Safety & Licensing for being the safest underground coal mine in Western Kentucky
Parkway Mine	2009	Green River Safety Council in recognition of 175,051 man hours worked with an incident rate of 2.29
Midway Mine	2009	Sentinels of Safety award for 255,731 employee hours worked without a Lost Workday Injury
Midway Mine	2009	Green River Safety Council in recognition of 255,731 man hours worked with an incident rate of 0.0
Parkway Preparation Plant	2009	Sentinels of Safety award for 24,855 man hours worked without a Lost Workday Injury
Parkway Preparation Plant	2009	Green River Safety Council in recognition of 24,855 man hours worked with an incident rate of 0.0
Armstrong Dock & Preparation Plant	2009	Sentinels of Safety award for 24,255 employees hours worked without a Lost Workday Injury
Armstrong Dock & Preparation Plant	2009	Green River Safety Council in recognition of 24,255 man hours worked with an incident rate of 0.0
Midway Mine	2008	Sentinels of Safety award for 112,174 employee hours worked without a Lost Workday Injury

Mine/Facility	Year	Award

Midway Mine	2008	Green River Safety Council in recognition of 112,174 man hours worked with an incident rate of 0.0
Armstrong Dock & Preparation Plant	2008	Green River Safety Council in recognition of 461 man hours worked with an incident rate of 0.0

On October 28, 2011, an accident occurred at the Company’s Equality Boot mine and, tragically, two employees of a local blasting company were killed when rock fell from the highwall to the pit floor where they were travelling. Following the accident, pursuant to Section 103(k) of the Mine Act, MSHA issued an order prohibiting all activity at the Equality Boot Mine until MSHA determined that it was safe to resume normal mining operations. On November 2, 2011, MSHA modified the 103(k) order to permit the Company to resume mining the #14 seam in the Equality Boot mine.

On November 8, 2011, the Company submitted a ground control plan addendum to MSHA which was approved the same day, and subsequently incorporated into the Company’s mining operations at the Equality Boot mine. As a result, on November 8, 2011, MSHA modified the 103(k) order to permit the Company to resume normal mining activities in all areas of the Equality Boot mine until such time as the Commonwealth of Kentucky completes its accident report concerning the incident.

On February 7, 2012, the Kentucky Office of Mine Safety and Licensing issued its Fatal Accident Report. The Commonwealth of Kentucky concluded that the failure of the highwall occurred where the rock strata transitioned from wide bands of shale to smaller bands on laminated rock, thus creating a slicken slide fault in the area where the rock fell. The Kentucky Office of Mine Safety and Licensing did not find any causes or circumstances which contributed to the accident other than the aforementioned naturally occurring geological condition.

Finally, on May 7, 2012, MSHA issued its final Investigation Report concerning the accident. Similar to the findings of the Kentucky Office of Mine Safety and Licensing, MSHA concluded that the accident occurred because of a geologic anomaly located in the portion of the highwall below the #14 coal seam and above the #13 coal seam where there were two intersecting or nearly intersecting discontinuities in the rock formation. Although MSHA concluded that personnel at the Equality Boot mine had failed to recognize the anomaly and issued five Section 104(a) citations in connection with the accident, MSHA did not issue any citations finding high negligence or reckless disregard on the part of the Company or its employees.

Suppliers

We use various supplies and raw materials in our coal mining operations, such as petroleum-based fuels, explosives, tires and steel, as well as spare parts and other consumables. We use third-party suppliers for a significant portion of our equipment rebuilds and repairs, drilling services and construction. We use sole source suppliers for certain parts of our business such as explosives and fuel, and preferred suppliers for other parts at our business such as dragline and shovel parts and related services. We believe adequate substitute suppliers are available.

Employees

At March 31, 2012, we employed a total of approximately 834 employees, none of whom is represented for collective bargaining by a union. We believe that our relations with all employees are good.

Seasonality

Our business has historically experienced some variability in its results due to the effect of seasons. Demand for coal-fired power can increase due to unusually hot or cold weather as power consumers use more air conditioning or heating. Conversely, mild weather can result in softer demand for our coal. Adverse weather conditions, such as floods or blizzards, can impact our ability to mine and ship our coal and our customers’ ability to take delivery of coal.

Legal Proceedings

From time to time, we are involved in litigation and claims arising out of our operations in the normal course of business. At this time, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations. We are not aware of any significant and material legal or governmental proceedings against us, or contemplated to be brought against us. We maintain insurance policies in amounts and with coverage and deductibles that we believe are reasonable and appropriate. However, we cannot assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices.

Regulation and Laws

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as:

•	employee health and safety;

•	permitting and licensing requirements;

•	air quality standards;

•	water pollution;

•	storage, treatment and disposal of wastes;

•	protection of plant life and wildlife, including endangered or threatened species;

•	reclamation and restoration of mining properties after mining is completed;

•	remediation of contaminated soil and groundwater;

•	surface subsidence from underground mining;

•	the effects of mining on surface and groundwater quality and availability; and

•	competing uses of adjacent, overlying or underlying lands, pipelines, roads and public facilities.

In addition, many of our customers are subject to extensive regulation regarding the environmental impacts associated with the combustion or other use of coal, which could affect demand for our coal.

The costs of compliance with these laws and regulations have been and are expected to continue to be significant. Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may substantially increase equipment and operating costs, result in delays and disrupt operations or termination of operations, the extent of which cannot be predicted with any degree of certainty. Changes in applicable laws or the adoption of new laws relating to energy production may cause coal to become a less attractive source of energy. For example, if emissions rates or caps on greenhouse gases are enacted or a tax on carbon is imposed, the market share of coal as fuel used to generate electricity would be expected to decrease. Thus, future laws, regulations or enforcement priorities may adversely affect our mining operations, cost structure or the demand for coal.

We are committed to operating our mines in compliance with applicable federal, state and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time. Violations, including violations of any permit or approval, can result in substantial civil and criminal fines and penalties, including revocation or suspension of mining permits. None of the violations we have experienced to date have had a material impact on our operations or financial condition.

Mining Permits and Approvals

Numerous governmental permits and approvals are required for our coal mining operations. When we apply for some of these, we are required to assess the effect or impact that any proposed production or processing of coal may have upon the environment. The authorization and permitting requirements imposed by governmental authorities are costly and may delay or prevent commencement or continuation of mining operations in certain locations. These requirements may also be supplemented, modified or re-interpreted from time to time. Past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators or applicants must submit a reclamation plan for restoring the mined land to its prior productive use, better condition or other approved use. Typically, we submit the necessary permit applications several months, or even years, before we plan to mine a new area. Some required mining permits are becoming increasingly difficult to obtain in a timely manner, or at all, particularly those permits involving the Clean Water Act. Specifically, issuance of Corps permits allowing placement of material in valleys or streams has been slowed in recent years due to ongoing disputes over the requirements for obtaining such permits. While we do not engage in mountaintop mining, we are required to obtain permits from the Corps and our mining operations do impact bodies of water regulated by the Corps. The application review process takes longer to complete and permit applications are increasingly being challenged by environmental and other advocacy groups, although we are not aware of any such challenges to any of our pending permit applications. We may experience difficulty or delays in obtaining mining permits or other necessary approvals in the future, or even face denials of permits altogether.

Violations of federal, state and local laws, regulations or any permit or approval issued under such authorization can result in substantial fines and penalties, including revocation or suspension of mining permits and, in certain circumstances, criminal sanctions.

Surface Mining Control and Reclamation Act

The Surface Mining Control and Reclamation Act of 1977 (“SMCRA”), which is administered by the Office of Surface Mining Reclamation and Enforcement within the Department of the Interior (“OSM”), establishes operational, reclamation and closure standards for all aspects of surface mining, including the surface effects of underground coal mining. Mining operators must obtain SMCRA permits and permit renewals from the OSM or from the applicable state agency if the state has obtained primacy. A state may achieve primacy if it develops a regulatory program that is no less stringent than the federal program and is approved by OSM. SMCRA stipulates compliance with many other major environmental statutes, including the federal Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act (“RCRA”) and Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”). Our mines are located in Kentucky, which has primacy to administer the SMCRA program.

SMCRA permit provisions include a complex set of requirements, which include, among other things, coal exploration, mine plan development, topsoil or a topsoil removal alternative, storage and replacement, selective handling of overburden materials, mine pit backfilling and grading, disposal of excess spoil, protection of the hydrologic balance, subsidence control for underground mines, surface runoff and drainage control, mine drainage and mine discharge control and treatment, establishment of suitable post mining land uses and re-vegetation. Our preparation of a mining permit application begins by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and typically includes surveys or assessments of the following: cultural and historical resources, geology, soils, vegetation, aquatic organisms, wildlife, potential for threatened, endangered or other special status species, surface and groundwater hydrology, climatology, riverine and riparian habitat and wetlands. The geologic data and information derived from the surveys or assessments are used to develop the mining and reclamation plans presented in the permit application. The mining and reclamation plans address the provisions and performance standards of the state’s equivalent SMCRA regulatory program, and are also used to support applications for other authorizations or permits required to conduct coal mining activities. Also included in the permit application is information used for documenting surface and mineral ownership, variance requests, public road use, bonding information, mining methods, mining phases, other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas, and ownership and control information required to determine compliance with

OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the permitting entity and its affiliates.

Some SMCRA mine permits take us over a year to prepare, depending on the size and complexity of the mine. Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Also, before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. After the application is submitted, public notice or advertisement of the proposed permit action is required, which is followed by a public comment period. It is not uncommon for this process to take from a year to several years for a SMCRA mine permit to be issued. This variability in time frame for permitting is a function of the discretion vested in the various regulatory authorities’ handling of comments and objections relating to the project that may be received from the governmental agencies involved and the general public. The public also has the right to comment on and otherwise engage in the permitting process including at the public hearing and through judicial challenges to an issued permit.

Federal laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if owners of specific percentages of ownership interests or controllers (i.e., officers and directors or other entities) of the applicant have, or are affiliated with another entity that has outstanding violations of SMCRA or state or tribal programs authorized by SMCRA. This condition is often referred to as being “permit blocked” under the federal Applicant Violator Systems. Thus, non-compliance with SMCRA can provide the bases to deny the issuance of new mining permits or modifications of existing mining permits. We know of no basis to be, and are not, permit-blocked.

In 1983, the OSM adopted the “stream buffer zone rule” (“SBZ Rule”), which prohibited mining disturbances within 100 feet of streams if there would be a negative effect on water quality. In December 2008, the OSM finalized a revised SBZ Rule, which purported to clarify certain aspects of the 1983 SBZ Rule. Several organizations challenged the 2008 revision to the SBZ Rule in two related actions filed in the U.S. District Court for the District of Columbia. In June 2009, the Interior Department and the U.S. Army entered into a memorandum of understanding on how to protect waterways from degradation if the revised SBZ Rule were vacated due to the litigation. In August 2009, the District Court concluded that the revised SBZ Rule could not be vacated without following the Administrative Procedure Act and other related requirements. In November 2009, the OSM published an advanced notice of proposed rulemaking to further revise the SBZ Rule. In a March 2010 settlement with litigation parties, OSM agreed to use its best efforts to adopt a final rule by June 2012. The revised SBZ Rule, when adopted, may be stricter than the SBZ Rule promulgated in December 2008 in order to further protect streams from the impacts of surface mining, and it may adversely affect our business and operations. In addition, legislation has been introduced in Congress in the past, and may be introduced in the future, in an attempt to preclude placing any fill material in streams. Implementation of new requirements or enactment of such legislation could negatively impact our future ability to conduct certain types of mining activities.

In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund (“AML”), which was created by SMCRA, imposes a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA’s adoption in 1977. The current fee is $0.315 per ton of coal produced from surface mines and $0.135 per ton on deep-mined coal from 2008 to 2012, with reductions to $0.28 per ton on surface-mined coal and $0.12 per ton on deep-mined coal from 2013 to 2021. In 2011, we recorded approximately $1.8 million of expense related to these reclamation fees.

Surety Bonds

Federal and state laws require a mine operator to secure the performance of its reclamation obligations required under SMCRA through the use of surety bonds or other approved forms of performance security to cover the costs the state would incur if the mine operator were unable to fulfill its obligations. The cost of surety bonds have fluctuated in recent years, and the market terms of these bonds have generally become more unfavorable to mine operators. For example, in connection with our current bonds, we are required to post substantial security in the form of cash collateral. These changes in the terms of the bonds have been accompanied at times by a decrease in the number of companies willing to issue surety bonds. Some mine operators have therefore used letters of credit to secure the performance of a portion of our reclamation obligations. Many of these bonds are renewable on a yearly basis. We cannot predict our ability to obtain bonds or other approved forms of performance security, or the cost of such security, in the future. As of March 31, 2012, we had approximately $18.3 million in surety bonds outstanding to secure the performance of our reclamation obligations which are collateralized by cash deposits of 25% of the value of the bonds.

Mine Safety and Health

Stringent health and safety standards have been in effect since the enactment of the Federal Coal Mine Health and Safety Act of 1969. The Mine Act provided for MSHA and significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. For example, it requires periodic inspections of surface and underground coal mines and the issuance of citations or orders for the violation of a mandatory health and safety standard. A civil penalty must be assessed for each citation or order issued. Serious violations of mandatory health and safety standards may result in the issuance of an order requiring the immediate withdrawal of miners from the mine or shutting down a mine or any section of a mine or any piece of mine equipment. The Mine Act also imposes criminal liability for corporate operators who knowingly or willfully violate a mandatory health and safety standard, or order and provides that civil and criminal penalties may be assessed against individual agents, officers and directors who knowingly or willfully violate a mandatory health and safety standard or order. In addition, criminal liability may be imposed against any person for knowingly falsifying records required to be kept under the Mine Act and standards. In addition to federal regulatory programs, the State of Kentucky in which we operate, also has programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive systems for protection of employee health and safety affecting any segment of U.S. industry. Such regulation has a significant effect on our operating costs.

In 2006, in response to underground mine accidents, Congress enacted the MINER Act. Among other things, it (i) imposed additional obligations on coal operators related to (a) developing new emergency response plans that address post-accident communications, tracking of miners, breathable air, lifelines, training and communication with local emergency response personnel, (b) establishing additional requirements for mine rescue teams, and (c) promptly notifying federal authorities of incidents that pose a reasonable risk of death; and (ii) increased penalties for violations of applicable federal laws and regulations. In addition, in October, 2010, MSHA published a proposed rule to reduce the permissible concentration of respirable dust in underground coal mines from the current standard of 2.0 milligrams per cubic meter of air to 1.0 milligram per cubic meter. We believe MSHA is also likely to adopt new safety standards for proximity protection for miners that will require certain underground mining equipment to be equipped with devices that will shut the equipment down if a person is too close to the equipment to avoid injuries where individuals are caught between equipment and blocks of unmined coal. Various states also have enacted their own new laws and regulations addressing many of these same subjects. In the wake of several recent underground mine accidents, enforcement scrutiny has also increased, including more inspection hours at mine sites, increased numbers of inspections and increased issuance of the number and the severity of enforcement actions.

After the MINER Act, Illinois, Kentucky, Pennsylvania and West Virginia enacted legislation addressing issues such as mine safety and accident reporting, increased civil and criminal penalties, and increased inspections and oversight. Other states may pass similar legislation in the future. Additionally, in 2010, the 111th Congress introduced federal legislation seeking to impose extensive additional safety and health requirements on coal mining. While the legislation was passed by the House of Representatives, the legislation was not voted on in the Senate and did not become law. In January 2011, a similar bill was reintroduced in the 112th Congress. Our compliance with current or future mine health and safety regulations could increase our mining costs. At this time, it is not possible to predict the full effect that the new or proposed statutes, regulations and policies will have on our operating costs, but they will increase our costs and those of our competitors. Some, but not all, of these additional costs may be passed on to customers.

We are required to compensate employees for work-related injuries under various state workers’ compensation laws. Our costs will vary based on the number of accidents that occur at our mines and other facilities, and our costs of addressing these claims. We provide benefits to our employees by being insured through state-sponsored programs or an insurance carrier where there is no state-sponsored program.

Black Lung

Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must pay federal black lung benefits to claimants who are current and former employees and also make payments to a trust fund for the payment of benefits and medical expenses to eligible claimants who last worked in the coal industry prior to January 1, 1970. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. The excise tax does not apply to coal shipped outside the United States. During 2011 and for the three months ended March 31, 2012, we recorded $4.9 million and $1.5 million, respectively, of expense related to this excise tax.

In December 2000, the Department of Labor amended regulations implementing the federal black lung laws to, among other things, establish a presumption in favor of a claimant’s treating physician and limit a coal operator’s ability to introduce medical evidence regarding the claimant’s medical condition. Due to these changes, the number of claimants who are awarded benefits has since increased, and will continue to increase, as will the amounts of those awards. The Patient Protection and Affordable Care Act (“PPACA”), which was implemented in 2010, provided changes to the legal criteria used to assess and award claims by creating a legal presumption that miners are entitled to benefits if they have worked at least 15 years in coal mines and suffer from totally disabling lung disease. A coal company would have to prove that a miner did not have black lung or that the disease was not caused by the miner’s work. Second, it changed the law so black lung benefits being received by miners automatically go to their dependent survivors, regardless of the cause of the miner’s death. Our payment obligations for federal black lung benefits to claimants entitled to such benefits are either substantially secured by insurance coverage or paid from a tax exempt trust established for that purpose. Based on actuarial reports and required funding levels, from time to time we may have to supplement the trust corpus to cover the anticipated liabilities going forward. These regulations may have a material impact on our costs expended in association with the federal Black Lung program. In addition, we could be held liable under various Kentucky statutes for black lung claims.

Coal Industry Retiree Health Benefit Act of 1992

The Coal Industry Retiree Health Benefit Act of 1992 (“Coal Act”) provides for the funding of health benefits for certain United Mine Workers of America (“UMWA”), retirees and their spouses or dependants. The Coal Act established the Combined Benefit Fund into which employers who are “signatory operators” are obligated to pay annual premiums for beneficiaries. The Combined Benefit Fund covers a fixed group of individuals who retired before July 1, 1976, and the average age of the retirees in this fund is over 80 years of age. Because of our union-free status, we are not required to make payments to retired miners under the Coal Act. The Coal Act also created a second benefit fund, the 1992 UMWA Benefit Plan (“1992 Plan”), for miners who retired between July 1, 1976 and September 30, 1994, and whose former employers are no longer in business to provide them retiree medical benefits. Companies with 1992 Plan liabilities also pay premiums into this plan. We are not required to pay any premiums into the 1992 Plan.

Clean Air Act

The federal Clean Air Act and the amendments thereto and state laws that regulate air emissions both directly and indirectly affect coal mining operations. Direct impacts on our coal mining and processing operations include Clean Air Act permitting requirements and control requirements for particulate matter, which includes fugitive dust from roadways, parking lots, and equipment such as conveyors and storage piles. Our customers also are subject to extensive air emissions requirements, including those applicable to the air emissions of SO2, NOx, particulates, mercury and other compounds from coal-fired electricity generating plants and industrial facilities that burn coal. These requirements are complex, and are generally becoming increasingly stringent as new regulations or revisions to existing regulations are adopted. In addition, legal challenges by environmental advocacy groups, affected members of the regulated community, and others to regulations may impact their content and the timing of their implementation.

More stringent air emissions requirements in future years may increase the cost of producing and consuming coal and impact the demand for coal. These requirements may result in an upward pressure on the price of lower sulfur eastern coal, and more demand for western coal, as coal-fired power plants continue to comply with the more stringent restrictions initially focused on SO2 emissions. As utilities continue to invest the capital to add scrubbers and other devices to address emissions of NOx, mercury and other hazardous air pollutants, demand for lower sulfur coal may drop. However, we cannot predict these impacts with certainty.

In June 2010, several environmental groups petitioned the EPA to list coal mines as a source of air pollution and establish emissions standards under the Clean Air Act for several pollutants, including particulate matter, NOx, volatile organic compounds and methane. Petitioners further requested that the EPA regulate other emissions from mining operations, including dust and clouds of NOx associated with blasting operations. If the petitioners are successful, emissions of these or other materials associated with our mining operations could become subject to further regulation pursuant to existing laws such as the Clean Air Act. In that event, we may be required to install additional emissions control equipment or take other steps to lower emissions associated with our operations, thereby reducing our revenues and adversely affecting our operations.

The Clean Air Act indirectly affects coal mining operations by extensively regulating the emissions of particulate matter, SO2, NOx, carbon monoxide, ozone, mercury and other compounds emitted by coal-fired power plants, which are the largest end users of our coal. In addition to developments directed at limiting greenhouse gas emissions, which are discussed separately further below, air emission control programs that affect our operations, directly or indirectly, include, but are not limited to, the following:

•	Acid Rain. Title IV of the Clean Air Act requires reductions of SO2 and NOx emissions by electric utilities regulated under the Acid Rain Program (“ARP”). The ARP was designed to reduce the electric power sector emissions of SO2 and NOx and was implemented in two phases, Phase II of which commenced in 2000 for both SO2 and NOx. SO2 emissions were controlled through the development of a national market-based cap-and-trade system applicable to all coal-fired power plants with a capacity of more than 25 megawatts, among other sources. Under the ARP, a cap on annual SO2 emissions is established and then EPA issues allowances to regulated entities up to the cap using defined formulas. A small percentage of the allowances are retained for auctions. Each power plant must have enough allowances to cover all its annual SO2 emissions or pay penalties. The electric power plant can choose to reduce emissions and sell or bank the surplus allowances or purchase allowances. Power plants are allowed to choose to emit or control emissions, emission reductions are encouraged by requiring an allowance to be retired every year for each ton of SO2 emitted. Affected power plants have sought to reduce SO2 emissions by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading SO2 emissions allowances. The ARP makes it more costly to operate coal-fired power plants and could make coal a less attractive fuel alternative in the planning and building of power plants in the future.

•	New National Ambient Air Quality Standards. The federal Clean Air Act requires the EPA to determine and, where appropriate, from time to time update ambient air quality standards applicable nationwide, known as national ambient air quality standards (“NAAQSs”) for six common air pollutants. Such standards can have significant impacts on sources of such air pollutants, particularly after such standards are tightened. Although the NAAQSs do not apply directly to sources of such pollutants, NAAQSs can result in sources having to meet substantially stricter emissions limitations for such pollutants upon renewal of their air permits, which commonly are issued for five-year terms. Where an air quality management district has not attained the NAAQS for such a pollutant (a “non-attainment area”), sources may face more onerous requirements regarding such a pollutant. Coal combustion generates or affects several pollutants subject to NAAQSs, including SO2, NO2, ozone, and particulate matter, so when any such standard is made stricter, it may indirectly affect our customers’ current or anticipated future costs of using coal. In addition, NAAQSs for particulate matter may affect aspects of our own operations, which can generate such emissions. The EPA has revised and/or proposed to revise a number of such NAAQSs in recent years. For example, in June 2010, the EPA issued a stricter NAAQS for SO2 emissions which, among other things, establishes a new 1-hour standard at a level of 75 parts per billion to protect against short-term exposure and minimize health-

based risks, revokes the previous 24-hour and annual standard for SO2, and imposes requirements for monitoring and reporting SO2 concentrations. In February 2010, the EPA issued a stricter NAAQS for NOx and in January 2010 also proposed a revised, stricter ground-level ozone NAAQS. In addition, in 2006 the EPA issued stricter NAAQSs for particulate matter and subsequently has been implementing, and reviewing state implementation of, those standards. While aspects of the EPA’s rules promulgating some of these standards or predecessor standards have been, and in some instances remain, the subject of litigation by industry representatives, environmental advocacy groups, and others, and while EPA is reviewing aspects of some of these NAAQSs, in important respects these NAAQSs and/or their implementation have become stricter, and may become more so due to ongoing developments.

•	Cross-State Air Pollution Rule. In July 2011, the EPA promulgated the CSAPR, which replaces the EPA’s Clean Air Interstate Rule (“CAIR”), issued in 2005. A decision in July 2008 by the U.S. Court of Appeals for the District of Columbia Circuit concluded that CAIR should be vacated and directed the EPA to develop a replacement. The CSAPR, including a related proposed rulemaking that would revise the CSAPR by subjecting six additional states to NOx emission limits, requires additional reductions in SO2 and NOx emissions from power plants in 27 states and severely limits interstate emissions trading as a compliance option. The CSAPR may result in many coal-fired sources installing additional pollution control equipment for NOx and SO2, which we believe could lead plants with these controls to become less sensitive to the sulfur-content of coal and more sensitive to delivered price, thereby making high sulfur coal more competitive. In December 2011, the U.S. Court of Appeals for the District of Columbia Circuit issued a ruling to stay the CSAPR pending judicial review.

•	Mercury. In February 2012, the EPA published its final rule to establish a national standard to reduce mercury and other toxic air pollutants from coal and oil-fired power plants, sometimes referred to as the EPA’s MATS. Apart from MATS, several states have enacted or proposed regulations requiring reductions in mercury emissions from coal-fired power plants, and federal legislation to reduce mercury emissions from power plants has also been proposed from time to time. In addition, in March 2011, EPA issued new MACT determinations for several classes of boilers and process heaters, including large coal-fired boilers and process heaters, which would require significant reductions in the emission of particulate matter, carbon monoxide, hydrogen chloride, dioxins and mercury; in May the effective date of these rules for major sources was delayed for reconsideration of certain aspects of the rule and in December 2011, the EPA published a reconsideration proposal for public comment.

•	Regional Haze. In 1999, the EPA issued a rule in an effort to meet Clean Air Act requirements regarding a nationwide regional haze program designed to protect and improve visibility at and around 156 federal areas such as national parks, national wilderness areas and international parks; this rule was revised by another EPA rule issued in 2005. This program may result in additional restrictions on emissions from new coal-fired power plants whose operation may impair visibility at and near such federally protected areas. This program may also require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as SO2, NOx, ozone and particulate matter. Insofar as this program results in limitations on coal combustion in addition to those that are otherwise applicable, it could also affect the future market for coal, although we are unable to predict the extent of any such impacts with any reasonable degree of certainty.

•	New Source Review. A number of enforcement actions in recent years are affecting the impact of the EPA’s New Source Review (“NSR”) program as applied to some existing sources, including certain coal-fired power plants. The NSR program requires existing coal-fired power plants, when undertaking certain modifications, to install the same air emissions control equipment as new plants. Enforcement proceedings alleging that such modifications were made without implementing the required control equipment have resulted in a number of settlements involving commitments, including those by coal-fired power plants, to incur extensive air emissions controls involving substantial expenses. Such enforcement, and other changes affecting the scope or interpretation of aspects of the NSR program, may impact demand for coal, but we are unable to predict the magnitude of any such impact on us with any reasonable degree of certainty.

Climate Change

CO2 is a “greenhouse gas,” the man-made emissions of which are of major concern under any regulatory framework intended to control what is sometimes referred to as “global warming” or, due to other possible impacts on climate that many policy-makers and scientists believe such warming may have, “climate change.” CO2 is a major by-product of the combustion process within coal-fired power plants. Methane, which must be expelled from our underground coal mines for mining safety reasons, also is classified as a greenhouse gas; although estimates may vary, it is generally considered to have a greenhouse gas impact many times that of an equivalent amount of CO2.

Considerable and increasing government attention in the United States and other countries is being paid to reducing greenhouse gas emissions, including CO2 from coal-fired power plants and methane emissions from mining operations. In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change(“UNFCCC”), which establishes a binding set of emission targets for greenhouse gases, became binding on all those countries that had ratified it. To date, the U.S. has not ratified the Kyoto Protocol, which was scheduled to expire in 2012, but was extended for five years at the UNFCCC Conference of Parties in Durban, South Africa in December 2011. A replacement treaty or other international arrangement requiring additional reductions in greenhouse gas emissions could have a potentially significant impact on the demand for coal, particularly if the United States were to adopt it but, depending on the requirements it imposes and the extent to which other nations adopt it, even if the United States does not adopt it.

Future regulation of greenhouse gases in the United States could occur pursuant to, for example, future U.S. treaty commitments; new domestic legislation that imposes a tax on greenhouse gas emissions, a greenhouse gas cap-and-trade program or other programs aimed at greenhouse gas reduction; or regulatory programs that may be established by the EPA under its existing authority. Congress has actively considered various proposals to reduce greenhouse gas emissions, mandate electricity suppliers to use renewable energy sources to generate a certain percentage of power, promote the use of clean energy and require energy efficiency measures. In June 2009, the House of Representatives passed a comprehensive climate change and energy bill, the American Clean Energy and Security Act, and the Senate has considered similar legislation that would, among other things, impose a nationwide cap on greenhouse gas emissions and require major sources, including coal-fired power plants, to obtain “allowances” to meet that cap. Passage of such comprehensive climate change or energy legislation could impact the demand for coal. Any reduction in the demand for coal by North American electric power generators could reduce the price of coal that we mine and sell and thereby reduce our revenues, which could have a material adverse affect on our business and the results of our operations.

Even in the absence of new federal legislation, greenhouse gas emissions may be regulated in the future by the EPA pursuant to the Clean Air Act. In response to the 2007 U.S. Supreme Court ruling in Massachusetts v. Environmental Protection Agency that the EPA has authority to regulate greenhouse gas emissions under the Clean Air Act, the EPA has taken several steps towards implementing regulations regarding greenhouse gas emissions. In December 2009, the EPA issued a finding that CO2 and certain other greenhouse gases emitted by motor vehicles endanger public health and the environment. This finding allows the EPA to begin regulating greenhouse gas emissions under existing provisions of the Clean Air Act. In October 2009, the EPA published a final rule requiring certain emitters of greenhouse gases, including coal-fired power plants, to monitor and report their greenhouse gas emissions to the EPA beginning in 2011 for emissions occurring in 2010. In May 2010, the EPA issued a final “tailoring rule” that determines which stationary sources of greenhouse emissions need to obtain a construction or operating permit, and install best available control technology for greenhouse gas emissions, under the Clean Air Act’s Prevention of Significant Deterioration or Title V programs when such facilities are built or significantly modified. Without the tailoring rule, permits would have been required for stationary sources with emissions that exceed either 100 or 250 tons per year (depending on the type of source), which the EPA considered not feasible. The tailoring rule substantially increases this threshold for greenhouse gas emissions to 75,000 tons per year beginning in January 2011, and further modifies the threshold after July 2011; the EPA has stated that the rule will be limited to the largest greenhouse gas emitters in the United States, primarily power plants, refineries, and cement production facilities that the EPA estimates are responsible for nearly 70% of greenhouse gas emissions from the country’s stationary sources. The tailoring rule also commits the EPA to undertake and complete another rulemaking by no later than July 2012 to, among other things, consider expanding permitting requirements to sources with greenhouse gas emissions greater than 50,000 tons per year; in March 2012, the EPA proposed to continue using the current threshold rather than expand the permitting requirements at this point. A number of lawsuits have been filed challenging the tailoring rule. The final outcome of federal legislative action on greenhouse gas emissions may change one or more of the foregoing final or proposed EPA findings and regulations. If the EPA were to set emission limits or impose additional permitting requirements for CO2 from coal-fired power plants, the amount of coal our customers purchase from us could decrease.

On March 27, 2012, the EPA proposed new emission standards seeking to limit the amount of CO2 emissions from new fossil fuel-fired electric utility generating power plants. The proposed rule would require new plants greater than 25 megawatts electric to meet an output based standard of 1000 pounds of CO2 per megawatt hour, based on the performance of natural gas combined cycle technology. New coal-fired power plants could meet the standard either by employing carbon capture and storage technology at start up or through later application of such technologies provided that the aforementioned output standard was met on average over a 30-year period. Public comments concerning the proposed rule must be received within 60 days after the date of publication of such rule, and future public hearings will be scheduled to discuss the proposal. If adopted, the proposed rules could negatively impact the price of coal such that it would be less attractive to utilities and ratepayers. Moreover, there is currently no large-scale use of carbon capture and storage technologies in domestic coal-fired power plants, and as a result, there is a risk that such technology may not be commercially practical for use in limiting emissions as otherwise required by the proposed rule.

Many states and regions have adopted greenhouse gas initiatives and certain governmental bodies have or are considering the imposition of fees or taxes based on the emission of greenhouse gases by certain facilities. For example, beginning in January 2009, the Regional Greenhouse Gas Initiative (“RGGI”), a regional greenhouse gas cap-and-trade program, began its first control period, operating with ten Northeastern and mid-Atlantic states (Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island and Vermont). The RGGI program has had several emission allowances auctions and will enter its second three-year control period in 2012. The RGGI program calls for signatory states to stabilize CO2 emissions to current levels from 2009 to 2015, followed by a 2.5% reduction each year from 2015 through 2018. Since RGGI was first proposed, the states formally participating and observing have varied somewhat; recently politicians in several states have taken formal steps (including an announcement by New Jersey’s governor, and a bill passed by New Hampshire’s legislature but vetoed by its governor) to withdraw from RGGI. RGGI has been holding quarterly CO2 allowance auctions for its initial three-year compliance period from January 1, 2009 to December 31, 2011 to allow utilities to buy allowances to cover their CO2 emissions. Midwestern states and Canadian provinces have also adopted initiatives to reduce and monitor greenhouse gas emissions. In November 2007, Illinois, Iowa, Kansas, Michigan, Minnesota, South Dakota and Wisconsin signed the Midwestern Greenhouse Gas Reduction Accord to develop and implement steps to reduce greenhouse gas emissions; also, Indiana, Ohio and Manitoba signed as observers. Draft recommendations were released in June 2009, although they have not been finalized. Climate change initiatives are also being considered or enacted in some western states.

Also, litigation to address climate change impacts is being pursued against major emitters of greenhouse gases. A federal appeals court allowed a lawsuit pursuing federal common law claims to proceed against certain utilities on the basis that they may have created a public nuisance due to their emissions of CO2; while the United States Supreme Court recently reversed the appeals court, it did not reach the question whether state common law is available for such claims because that question had not been addressed by the lower court. A second federal appeals court had earlier dismissed a case seeking damages allegedly caused by climate change that had been filed against scores of large corporate defendants, including a number of electrical power generating companies and coal companies, but the dismissal was on procedural grounds; the case has since been re-filed. Claims seeking remedies to address conditions or losses allegedly caused by climate change that in turn allegedly has resulted from greenhouse gas-generating conduct by the defendants remain pending in the courts. Such claims could continue to be asserted against our customers in the future, and might also be asserted against us; accordingly, such claims could adversely affect us either directly or indirectly.

In addition to direct regulation of greenhouse gases, over 30 states have adopted mandatory “renewable portfolio standards,” which require electric utilities to obtain a certain percentage of their electric generation portfolio from renewable resources by a certain date. These standards range generally from 10% to 30%, over time periods that generally extend from the present until between 2020 and 2030. Several other states have renewable portfolio standard goals that are not yet legal requirements. Additional states may adopt similar goals or requirements, and federal legislation has been repeatedly proposed in this area although no bills imposing such requirements have been enacted into law to date. To the extent these requirements affect our current and prospective customers, their demand for coal-fueled power may decline, which may reduce long-term demand for our coal.

These and other current or future climate change rules, court orders or other legally enforceable mechanisms may in the future require, additional controls on coal-fired power plants and industrial boilers and may cause some users of coal to switch from coal to lower greenhouse gas emitting fuels or to shut down coal-fired power plants. There can be no assurance at this time that a greenhouse gas cap-and-trade program, a greenhouse gas tax or other regulatory regime, if implemented by the states in which our customers operate or at the federal level, or future court orders or other legally enforceable mechanisms, will not affect the future market for coal in those regions. The permitting of new coal-fired power plants has also recently been contested by some state regulators and environmental organizations based on concerns relating to greenhouse gas emissions. Increased efforts to control greenhouse gas emissions could result in reduced demand for coal. If mandatory restrictions on greenhouse gas emissions are imposed, the ability to capture and store large volumes of CO2 emissions from coal-fired power plants may be a key mitigation technology to achieve emissions reductions while meeting projected energy demands. A number of recent legislative and regulatory initiatives to encourage the development and use of carbon capture and storage (“CCS”) technology have been proposed or enacted. For example, the U.S. Department of Energy announced in May 2009 that it would provide $2.4 billion of federal stimulus funds under the American Recovery and Reinvestment Act of 2009 to expand and accelerate the commercial deployment of large-scaled CCS technology. However, there can be no assurances that cost-effective CCS technology will become commercially feasible in the near future, or at all.

Clean Water Act

The Clean Water Act of 1972 (“CWA”) and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including the discharge of dredged or fill materials, into waters of the United States. The CWA provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over CWA jurisdiction and permitting requirements that could either increase or decrease our costs and time spent on CWA compliance.

CWA requirements that may directly or indirectly affect our operations include the following:

•	Wastewater Discharge. Section 402 of the CWA regulates the discharge of “pollutants” into navigable waters of the United States. The National Pollutant Discharge Elimination System (“NPDES”) requires a permit for any such discharges and entails regular monitoring, reporting and compliance with performance standards, all of which are preconditions for the issuance and renewal of NPDES permits that govern the discharge of pollutants into water. Failures to comply with the CWA or the NPDES permits can lead to the imposition of penalties, compliance costs and delays in coal production. The CWA and corresponding state laws also protect waters that states have designated for special protections including those designated as: impaired (i.e., as not meeting present water quality standards) through Total Maximum Daily Load (“TMDL”) regulations and “high quality/exceptional use” streams through anti-degradation regulations which restrict or prohibit discharges which result in degradation. Likewise, when water quality in a receiving stream is better than required, states are required to adopt an “anti-degradation policy” by which further “degradation” of the existing water quality is reviewed and possibly limited. In the case of both the TMDL and anti-degradation review, the limits in our

NPDES discharge permits could become more stringent, thereby potentially increasing our treatment costs and making it more difficult to obtain new surface mining permits. Other requirements may result in obligations to treat discharges from coal mining properties for non-traditional pollutants, such as chlorides, selenium and dissolved solids; and to take measures intended to protect streams, wetlands, other regulated water sources and associated riparian lands from surface mining and/or the surface impacts of underground mining. Individually and collectively, these requirements may cause us to incur significant additional costs that could adversely affect our operating results, financial condition and cash flows.

•	Dredge and Fill Permits. Many mining activities, including the development of settling ponds and other impoundments, may require a Section 404 permit from the Corps, prior to conducting such mining activities where they involve discharges of “fill” into navigable waters of the United States. The Corps is empowered to issue “nationwide” permits (each, an “NWP”) for specific categories of filling activities that are determined to have minimal environmental adverse effects in order to save the cost and time of issuing individual permits under Section 404 of the CWA. Using this authority, the Corps issued NWP 21, which authorizes the disposal of dredge-and-fill material from mining activities into the waters of the United States. Individual Section 404 permits are required for activities determined to have more significant impacts to waters of the United States.

Since 2003, environmental groups have pursued litigation primarily in West Virginia and Kentucky challenging the validity of NWP 21 and various individual Section 404 permits authorizing valley fills associated with surface coal mining operations (primarily mountain-top removal operations). This litigation has resulted in delays in obtaining these permits and has increased permitting costs. The most recent major decision in this line of litigation is the opinion of the U.S. Court of Appeals for the Fourth Circuit in Ohio Valley Environmental Council v. Aracoma Coal Company, 556 F.3d 177 (2009) (Aracoma), issued in February 2009. In Aracoma, the Court rejected all of the substantive challenges to the Section 404 permits involved in the case primarily by deferring to the expertise of the Corps in review of the permit applications. After this decision was published, however, the EPA undertook several initiatives to address the issuance of Section 404 permits for coal mining activities in the Eastern U.S. First, the EPA began to comment on Section 404 permit applications pending before the Corps raising many of the same issues decided in favor of the coal industry in Aracoma. Many of the EPA’s comment letters were submitted long after the end of the EPA’s comment period based on what the EPA contended was “new” information on the impacts of valley fills on stream water quality immediately downstream of valley fills. These letters have created regulatory uncertainty regarding the issuance of Section 404 permits for coal mining operations and have substantially expanded the time required for issuance of these permits, particularly in the Appalachian region.

In June 2009, the Corps, the EPA and the Department of the Interior announced an interagency action plan for “enhanced coordination procedures” in reviewing any project that requires both a SMCRA and a CWA permit, designed to reduce the harmful environmental consequences of mountain-top mining in the Appalachian region. As part of this interagency memorandum of understanding, the Corps proposed to suspend and modify NWP 21 in the Appalachian region of Kentucky, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia to prohibit its use to authorize discharges of fill material into waters of the United States for mountain-top mining.

On February 16, 2012, but effective March 19, 2012, the Corps reissued 49 NWPs, including NWP 21, authorizing mining activities in streams and wetlands under Section 404 of the CWA and Section 10 of the Rivers and Harbors Act of 1899. In June 2010, the Corps announced the suspension of the NWP 21 permitting process in the Appalachian region of six states until the Corps took further action on it. The reissued NWP 21 will allow surface mining operations to disturb up to 0.5-acre of waters of the U.S. and 300 linear feet of stream bed. The 300 linear foot limit can be waived by the District Engineer for intermittent and ephemeral streams. Valley fills are specifically excluded from NWP 21. The most frequent use of this permit is most likely to be for placement of sediment control structures in intermittent or ephemeral streams when mining in steep terrain. To qualify for a NWP 21, a Pre-Construction Notification must be submitted to the Corps. If a mining operation has a NWP 21 permit authorized under the 2007 NWP 21 criteria and all or part of the permitted area is undisturbed as of March 18, 2012, the original NWP can be reauthorized by the Corps District Engineer without the newly introduced 0.5-acre limit of waters of the U.S. and 300 linear feet of stream bed. Requests for reauthorization of the 2007 NWP must be submitted to the District Engineer by February 1, 2013, and this reauthorization does not apply to valley fill construction.

The EPA is also taking a more active role in its review of NPDES permit applications for coal mining operations in Appalachia, and announced in September 2009 that it was delaying the issuance of 74 Section 404 permits in central Appalachia. This is especially true in West Virginia, where the EPA plans to review all applications for NPDES permits even though the State of West Virginia is authorized to issue NPDES permits in West Virginia. In addition, in April 2010, the EPA issued an interim guidance document on water quality requirements for coal mines in Appalachia. This guidance follows up on the June 2009 enhanced coordination procedures memorandum for the issuance of Section 404 permits whereby the EPA undertook a new level of review of Section 404 permits than it had previously undertaken. Ultimately, the EPA identified 79 coal-related applications for Section 404 permits that would need to go through that process. The EPA’s actions in issuing the enhanced coordination procedures memorandum and the guidance are being challenged in a lawsuit pending before the U.S. District Court of the District of Columbia in a case captioned National Mining Assoc. v. U.S. Environmental Protection Agency. In a ruling issued in January 2011, the District Court held that these measures “are legislative rules that were adopted in violation of notice and comment requirements.” The court would not grant the motion for a preliminary injunction to enjoin further use of these measures but also refused to dismiss the Complaint as the EPA had sought. In July 2011, after a notice and comment process, the EPA issued final guidance on review of Appalachian surface coal mining operations that replaced the interim guidance it had issued in April 2010.

In January 2011 the EPA exercised its “veto” power under Section 404(c) of the CWA to withdraw or restrict the use of previously issued permits in connection with the Spruce No. 1 Surface Mine in West Virginia, which is one of the largest surface mining operations ever authorized in Appalachia. This action is the first time that such power was exercised with regard to a previously permitted coal mining project. These initiatives have extended the time required for operations affected by them to obtain permits for coal mining, and the costs associated with obtaining and complying with those permits may increase substantially. Additionally, while it is unknown precisely what other future changes will be implemented as a result of the interagency action plan, any future changes could further restrict our ability to obtain other new permits or to maintain existing permits.

Section 404(q) of the CWA establishes a requirement that the Secretary of the Army and the Administrator of the EPA enter into an agreement assuring that delays in the issuance of permits under Section 404 are minimized. In August 1992, the Department of the Army and the EPA entered into such an agreement. The 1992 Section 404(q) Memorandum of Agreement (“MOA”) outlines the current process and time frames for resolving disputes in an effort to issue timely permit decisions. Under this MOA, the EPA may request that certain permit applications receive a higher level of review within the Department of Army. In these cases, the EPA determines that issuance of the permit will result in unacceptable adverse effects to Aquatic Resources of National Importance (“ARNI”). Alternately, the EPA may raise concerns over Section 404 program policies and procedures. An ARNI is a resource-based threshold used to determine whether a dispute between the EPA and the Corps regarding individual permit cases are eligible for elevation under the MOA. Factors used in identifying ARNIs, include the economic importance of the aquatic resource, rarity or uniqueness, and/or importance of the aquatic resource to the protection, maintenance, or enhancement of the quality of the waters.

Other Regulations on Stream Impacts

Federal and state laws and regulations can also impose measures to be taken to minimize and/or avoid altogether stream impacts caused by both surface and underground mining. Temporary stream impacts from mining are not uncommon, but when such impacts occur there are procedures we follow to mitigate or remedy any such impacts. These procedures have generally been effective and we work closely with applicable agencies to implement them. Our inability to mitigate or remedy any temporary stream impacts in the future, and the application of existing or new laws and regulations to disallow any stream impacts, could adversely affect our operating and financial results.

Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act (“RCRA”) was enacted in 1976 to establish requirements for the management of hazardous wastes from the point of generation through treatment and disposal. RCRA does not apply to certain wastes generated at coal mines, such as overburden and coal cleaning wastes, because they are not considered hazardous wastes as the EPA applies that term. Only a small portion of the wastes generated at a mine are regulated as hazardous wastes.

Although RCRA has the potential to apply to wastes from the combustion of coal, the EPA determined in 1993 with respect to certain coal combustion wastes, and in May 2000 with respect to others, that coal combustion wastes do not warrant regulation as hazardous wastes under RCRA. Most state solid waste laws also regulate coal combustion wastes as non-hazardous wastes. In May 2010, the EPA issued proposed regulations governing management and disposal of coal ash from coal-fired power plants. The EPA sought public comment on two regulatory options. Under the more stringent option, the EPA would regulate coal ash as a “special waste” subject to hazardous waste standards when disposed in landfills or surface impoundments, which would be subject to stringent design, permitting, closure and corrective action requirements. Alternatively, coal ash would be regulated as non-hazardous waste under RCRA subtitle D, with national minimum criteria for disposal but no federal permitting or enforcement. Under both options, the EPA would establish dam safety requirements to address the structural integrity of surface impoundments to prevent catastrophic releases. The EPA did not address in the proposed regulations the use of coal combustion wastes as minefill, but indicated that it would separately work with the Office of Surface Mining in order to develop effective federal regulations ensuring that such placement is adequately controlled. If coal ash from coal-fired power plants is re-classified as hazardous waste, regulations may impose restrictions on ash disposal, provide specifications for storage facilities, require groundwater testing and impose restrictions on storage locations, which could increase our customers’ operating costs and potentially reduce their ability to purchase coal. If coal ash is regulated under RCRA subtitle D, it could also adversely affect our customers and potentially reduce the desirability of coal for them. In addition, contamination caused by the past disposal of coal combustion byproducts, including coal ash, can lead to material liability to our customers under RCRA or other federal or state laws and potentially reduce the demand for coal. The EPA had been expected to issue a final decision by the end of 2011, but did not. It was sued in federal court in April 2012 by environmental and health advocacy groups to compel agency action.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”), and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances. Under CERCLA and similar state laws, joint and several liability may be imposed on waste generators, site owners, lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA excludes most wastes generated by coal mining and processing operations from the hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for coal mines that we currently own, lease or operate, and sites to which we have sent waste materials. We are currently unaware of any material liability associated with the release or disposal of hazardous substances from our mine sites. We may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination and natural resource damages at sites where we own surface rights.

Endangered Species Act

The federal Endangered Species Act (“ESA”) and counterpart state legislation protect species threatened with possible extinction. The U.S. Fish and Wildlife Service (“USFWS”), works closely with the OSM and state regulatory agencies to ensure that species subject to the ESA are protected from mining-related impacts. A number of species indigenous to the areas in which we operate are protected under the ESA, and compliance with ESA requirements could have the effect of prohibiting or delaying us from obtaining mining permits. These requirements may also include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. Should more stringent protective measures be applied, this could result in increased operating costs, heightened difficulty in obtaining future mining permits, or the need to implement additional mitigation measures.

Use of Explosives

We use third party contractors for blasting services and our surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to regulatory requirements. We presently do not directly engage in blasting activities; instead, all of our blasting activities are conducted by independent contractors that use certified blasters.

Other Environmental Laws and Matters

We and our customers are subject to and are required to comply with numerous other federal, state and local environmental laws and regulations in addition to those previously discussed which place stringent requirements on our coal mining and other operations as well as the ability of our customers to use coal. Federal, state and local regulations also require regular monitoring of our mines and other facilities to ensure compliance with these many laws and regulations. Some of these additional laws and regulations include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act.

Other Facilities

We currently lease office space for our headquarters in St. Louis, Missouri, as well as our regional office in Madisonville, Kentucky. We believe our properties are sufficient for our current needs.

MANAGEMENT

Executive Officers and Directors

Set forth below are the names, ages and positions of our executive officers and directors as of May 1, 2012. All directors are elected for a term of three years and serve until their successors are elected and qualified. All executive officers hold office until their successors are elected and qualified.

Name	Age	Position with the Company

J. Hord Armstrong, III	71	Chairman (Class II) and Chief Executive Officer
Martin D. Wilson	50	President and Director (Class I)
Kenneth E. Allen	65	Executive Vice President of Operations
David R. Cobb, P.E.	64	Executive Vice President of Business Development
J. Richard Gist	55	Senior Vice President, Finance and Administration and Chief Financial Officer
Brian G. Landry	56	Vice President, Information Technology
Anson M. Beard, Jr.	76	Director (Class I)
James C. Crain	63	Director (Class III)
Richard F. Ford.	75	Director (Class III)
Bryan H. Lawrence	69	Director (Class III)
Greg A. Walker.	56	Director (Class II)

Biographical information concerning the directors and executive officers listed above is set forth below. The term of our Class I directors expires in 2012, the term of our Class II directors expires in 2013, and the term of our Class III directors expires in 2014.

J. Hord Armstrong, III — Mr. Armstrong served as our Predecessor’s Chairman and Chief Executive Officer, and as a member of our Predecessor’s board of managers, from its formation in 2006 until the Reorganization in October 2011. Since the Reorganization, Mr. Armstrong has been our Chairman and Chief Executive Officer. Previously, Mr. Armstrong worked for the Morgan Guaranty Trust Company and was elected Assistant Treasurer in 1967. He subsequently spent 10 years with White Weld & Company as First Vice President until the firm was acquired by Merrill Lynch in 1978. Mr. Armstrong then joined Arch Mineral Corporation, St. Louis, as Treasurer (1978-1981), and ultimately became its Vice President and Chief Financial Officer (1981-1987). Mr. Armstrong left Arch Mineral in 1987, when he founded D&K Healthcare Resources. Mr. Armstrong served as D&K’s Chief Executive Officer from 1987 to 2005. D&K Healthcare Resources became a public company in 1992 and was acquired by McKesson Corporation in 2005. Mr. Armstrong served for 10 years as a member of the Board of Trustees of the St. Louis College of Pharmacy, as well as a Director of Jones Pharma Incorporated. He was formerly Chairman of the Board of Trustees of the Pilot Fund, a registered investment company. He was also formerly a Director of BHA, Inc. of Kansas City, Missouri, and a Director of GeoMet, Inc. of Houston, Texas. He currently serves as Advisory Director of US Bancorp. The board selected Mr. Armstrong to serve as a director because of his extensive experience in the coal industry and public company management, as well as his previous tenure with our company. The board believes his prior experiences afford him unique insights into our company’s strategies, challenges and opportunities.

Martin D. Wilson — Mr. Wilson served as our Predecessor’s President, and as a member of our Predecessor’s board of managers, from its formation in 2006 until the Reorganization in October 2011. Since the Reorganization, Mr. Wilson has been our President. From 1985 to 1988, Mr. Wilson was employed by KPMG Peat Marwick. From 1988 until 2005, Mr. Wilson served as President and Chief Operating Officer of D&K Healthcare Resources. Mr. Wilson currently serves on the Board of Trustees of the St. Louis College of Pharmacy and is a former member of the Board of Directors of Healthcare Distribution Management Association (HDMA). The board selected Mr. Wilson to serve as a director because of his experience in public company management, finance and administration, as well as for his in-depth knowledge of our company.

Kenneth E. Allen — Mr. Allen served as our Predecessor’s Vice President of Operations from 2007 until the Reorganization in October 2011. Since the Reorganization, Mr. Allen has been our Executive Vice President of Operations. He started his career with Peabody Coal Company in 1967 and has over 40 years of experience in the coal industry. In 1971, he moved into a supervisory position and continued to hold various supervisory and management positions, including Chief Electrical Engineer, Mine Superintendent, General Manager, Operations Manager, Vice President Resource Development and Conservancy. Prior to joining our company in 2007, Mr. Allen held the position of President and Operations Manager of Bluegrass Coal Company, a subsidiary of Peabody Energy. Mr. Allen is Chairman of the Upper Pond River Conservancy District, Chairman of Cedar West Inc., and member of the Madisonville Community College Energy Advisory Committee. He is a past member of the Kentucky Coal Counsel, the Kentucky Governors Finance Committee, and Kentucky Consortium for Energy and the Environment. He is past Chairman and current member of the Executive Boards of the Kentucky Coal Association and the Western Kentucky Coal Association.

David R. Cobb, P.E. — Mr. Cobb served as our Predecessor’s Vice President of Business Development since its inception in 2006 until the Reorganization in October 2011. Since the Reorganization, Mr. Cobb has been our Executive Vice President of Business Development. He has over 40 years of experience in the coal business, beginning with AMAX Coal Company, where he served as a Resident Mine Engineer, Administrative Engineer, and Southern Division Engineer. In 1975, he joined Danco Engineering, a mine consulting firm located in Western Kentucky, serving as a Principal Engineer and later becoming its owner and President. Danco was acquired by Associated Engineers, Inc. in 2005. Mr. Cobb stayed on as the Director of Mining Services until joining our company in 2006. Mr. Cobb is registered in the fields of Civil and Mining Engineering and is licensed as a Professional Engineer in Kentucky, Indiana, and Illinois along with being a Certified Fire and Explosion Investigator. Mr. Cobb is a member of the Society of Mining Engineers, the National and Kentucky Societies of Professional Engineers, the American Society of Civil Engineers, the American Society of Surface Mining and Reclamation, and the National Association of Fire Investigators.

J. Richard Gist — Mr. Gist served as our Predecessor’s Vice President and Controller from 2009 until the Reorganization in October 2011. Since the Reorganization, Mr. Gist has been our Senior Vice President, Finance and Administration and Chief Financial Officer. Mr. Gist began his career with Arthur Andersen in 1978 and subsequently held a number of positions at St. Joe Minerals, an entity which owned part of Massey Energy, NERCO, Ziegler Coal and Peabody Energy. From 2000 until its purchase by McKesson Corporation in 2005, Mr. Gist was the Vice President and Controller of D&K Healthcare Resources. From 2005 until 2006, Mr. Gist worked as part of the transition team with McKesson. From 2006 until 2009, he served as Vice President — Marketing Administration of Arch Coal. Mr. Gist is a Certified Public Accountant.

Brian G. Landry — Mr. Landry served as our Predecessor’s Vice President, Information Technology from 2010 until the Reorganization in October 2011. Since the Reorganization, Mr. Landry has been our Vice President, Information Technology. From 2007 until 2010, Mr. Landry served as Senior Vice President of Information Technology of H.D. Smith Drug Company. Prior to that, Mr. Landry spent 10 years with D&K Healthcare Resources, Inc., ultimately serving as its Senior Vice President of Operations and Chief Information Officer.

Anson M. Beard, Jr. — Mr. Beard was appointed to our board in October 2011. He joined Morgan Stanley & Co. as a Vice President to found Private Client Services in 1977. He was promoted to Principal in 1979 and Managing Director in 1980. In January 1981, he was put in charge of the Firm’s Equity Division, responsible for sales and trading relationships with institutional and individual investors of all equity and related products worldwide. In 1987, he was elected to the Firm’s Management Committee and the Board of Directors of Morgan Stanley Group. Mr. Beard was also the former Chairman of Morgan Stanley Security Services, Inc., a subsidiary of Morgan Stanley Group, which engaged in stock borrowing/lending, customer and dealer clearance, international settlements and custody. He previously served as a Trustee of the Morgan Stanley Foundation, Vice Chairman of the National Association of Securities Dealers, and Chairman of its NASDAQ, Inc. subsidiary. In February 1994, Mr. Beard retired and became an Advisory Director of Morgan Stanley. He continues to serve in this capacity. Mr. Beard was selected for board membership because of his past board and committee experience and his knowledge of securities markets and publicly traded companies.

James C. Crain — Mr. Crain was appointed to our board of directors in October 2011. Mr. Crain has been in the energy industry for over 30 years, both as an attorney and as an executive officer. Since 1984, Mr. Crain has been an officer of Marsh Operating Company, an investment management company focusing on energy investing, including his current position as president, which he has held since 1989. Mr. Crain has served as general partner of Valmora Partners, L.P., a private investment partnership that invests in the oil and gas sector, among others, since 1997. Before joining Marsh in 1984, Mr. Crain was a partner in the law firm of Jenkens & Gilchrist, where he headed the firm’s energy section. Mr. Crain is a director of Crosstex Energy, Inc., a midstream natural gas company, GeoMet, Inc., a natural gas exploration and production company, and Approach Resources, Inc., an independent oil and natural gas company. During the past five years, Mr. Crain has also been a director of Crosstex Energy, GP, LLC, the general partner of a midstream natural gas company, and Crusader Energy Group Inc., an oil and gas exploration and production company. The board selected Mr. Crain to serve as a director because of his extensive legal, investment and transactional experience, as well as his public company board experience.

Richard F. Ford — Mr. Ford was appointed to our board in October 2011. Mr. Ford is the retired general partner of Gateway Associates, L.P., a venture capital management firm that he formed in 1984. Mr. Ford serves as a member of the board of directors and a member of the audit committees of each of Barry-Wehmiller Company and Stifel Financial Corp. Mr. Ford also serves as a member of the board of directors and chair of the audit committee of Spartan Light Metal Products, Inc., a privately-held company. He currently serves on the board of directors of Washington University in St. Louis, Missouri. The board selected Mr. Ford to serve as a director because of his substantial experience in the financial services industry. He also has considerable board and committee leadership experience at other publicly held and large private companies.

Bryan H. Lawrence — Mr. Lawrence served as a member of our Predecessor’s board of managers from its formation in 2006 until the Reorganization. He was appointed to our board of directors in October 2011. He is a founder and principal of Yorktown Partners, LLC, the manager of the Yorktown group of investment partnerships, which make investments in companies engaged in the energy industry. The Yorktown partnerships were formerly affiliated with the investment firm of Dillon, Read & Co., Inc. where Mr. Lawrence had been employed since 1966, serving as a Managing Director until the merger of Dillon Read with SBC Warburg in September 1997. Mr. Lawrence serves as a director of Crosstex Energy, Inc., Crosstex Energy GP, LLC, Hallador Energy Company, Star Gas Partners, L.P., and Approach Resources, Inc. (each a United States publicly traded company) and Winstar Resources, Ltd., (a Canadian public company) and certain non-public companies in the energy industry in which Yorktown partnerships hold equity interests. Mr. Lawrence serves on our board of directors because of his significant knowledge of all aspects of the energy industry.

Greg A. Walker — Mr. Walker was appointed to our board of directors in October 2011. From 2009 to January 2011, he served as a Senior Vice President of Alpha Natural Resources, Inc., assisting with integration issues after the merger of Alpha Natural Resources, Inc. and Foundation Coal Holdings, Inc. From 2004 to 2009, Mr. Walker served as the Senior Vice President, General Counsel and Secretary of Foundation Coal Holdings, Inc. From 1999 to 2004, he served as the Senior Vice President, General Counsel and Secretary of RAG American Coal Holdings, Inc., which was the predecessor entity to Foundation Coal Holdings, Inc. From 1989 through 1999, he served in various capacities in the law department of Cyprus Amax Minerals Company. He spent three years in private law practice in Denver, Colorado from 1986 to 1989, and from 1981 through 1986 he held various positions within the law department of Mobil Oil Corporation. He has been a member of the board of directors since 2005, and Chairman in 2008, of the FutureGen Industrial Alliance, Inc., a not-for-profit entity whose global members are working with the United States Department of Energy to build and operate a commercial scale carbon dioxide sequestration project. He currently also serves as the Treasurer and Secretary of FutureGen. From 2007 through 2010, he served as an appointee from the United States to the Coal Industry Advisory Board, an international advisory panel to the International Energy Administration with respect to matters regarding the production, use and demand for coal on a global basis. The board selected Mr. Walker to serve as a director because of his specialized knowledge of the coal and energy industry and applicable regulations, as well as his experience in public company management.

Board of Directors and Board Committees

Our board currently consists of seven directors. Our board has established the following committees: an audit committee, a compensation committee, a nominating, corporate governance and risk management committee and a conflicts committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

The majority of our board members are independent. The board has determined that each of Messrs. Beard, Crain, Ford and Walker is an independent director pursuant to the requirements of Nasdaq, and each of the members of the audit committee satisfies the additional conditions for independence for audit committee members required by Nasdaq.

Audit Committee

Messrs. Crain, Ford and Walker, each an independent director, serve on our audit committee. Mr. Ford is the chair of the audit committee. The committee assists our board in fulfilling its oversight responsibilities relating to (i) the integrity of our financial statements, internal accounting, financial controls, disclosure controls and financial reporting processes, (ii) the independent auditors’ qualifications and independence, (iii) the performance of our independent auditors, and (iv) our compliance with legal and regulatory requirements. The board has determined that Mr. Ford qualifies as an “audit committee financial expert,” as that term is defined in Item 407(d)(5) of Regulation S-K, as promulgated by the SEC.

Compensation Committee

Messrs. Beard, Ford and Walker, each an independent director, serve on our compensation committee. Mr. Beard is the chair of the compensation committee. The committee is responsible for discharging the board’s responsibility relating to compensation of our executive officers and directors, evaluating the performance of our executive officers in light of our goals and objectives and recommending to the board for approval our compensation plans, policies and programs. Each member of the committee is independent, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act, and an “outside director” for purposes of Section 162(m) of the Code.

Nominating, Corporate Governance and Risk Management Committee

Messrs. Beard, Crain and Ford, each an independent director, serve on our nominating, corporate governance and risk management committee. Mr. Crain is the chair of this committee. The committee is responsible for (i) assisting the board by indentifying individuals qualified to become board members, and recommending to our board nominees for election as director, (ii) leading the board in its annual performance review, (iii) recommending to the board members and chairpersons for each committee, (iv) monitoring the attendance, preparation and participation of individual directors and conducting a performance evaluation of each director prior to the time he or she is considered for re-nomination to the board of directors, (v) monitoring and evaluating corporate governance issues and trends, and (vi) discharging the board’s responsibilities relating to compensation of our directors by reviewing such compensation annually and then recommending any changes in such compensation to the full board of directors.

Conflicts Committee

Messrs. Beard, Crain and Walker, each an independent director, serve on our conflicts committee. Mr. Walker is the chair of this committee. The committee is responsible for (i) reviewing specific matters that the board believes may involve conflicts of interest, (ii) reviewing specific matters requiring action of the conflicts committee pursuant to any agreement to which we are a party, (iii) advising the board on actions to be taken by us upon the board’s request, and (iv) carrying out any other duties delegated to the conflicts committee by the board of directors.

Compensation Committee Interlocks and Insider Participation

Although our board did not have a compensation committee during the entire previous fiscal year, none of the individuals who currently serve on our compensation committee has served our company or any of our subsidiaries as an officer or employee. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board or compensation committee.

Code of Ethics

We have adopted a code of business conduct and ethics applicable to all employees, including executive officers, and directors. A copy of the code of business conduct and ethics is available on our web site at www.armstrongcoal.com. Any amendments to, or waivers from, provisions of the code related to certain matters will be disclosed on our website.

Compensation of Directors

Historically, our directors have not received compensation for their service. In connection with this offering, we adopted a new director compensation program pursuant to which each of our non-employee directors will receive (i) an annual cash retainer of $50,000, and (ii) a restricted stock award with a value of $25,000 on the date of grant. Our nominating, corporate governance and risk management committee reviews and makes recommendations to the board regarding compensation of directors, including equity-based plans. We reimburse our non-employee directors for reasonable travel expenses incurred in attending board and committee meetings. We also intend to allow our non-employee directors to participate in the 2011 Long-Term Incentive Plan (the “LTIP”) and any other equity compensation plans that we adopt in the future.

Executive Officer Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes and explains our compensation program for the fiscal year ended December 31, 2011 for our named executive officers, who are listed as follows:

•	J. Hord Armstrong, III, Chairman and Chief Executive Officer;

•	Martin D. Wilson, President;

•	Kenneth E. Allen, Executive Vice President of Operations;

•	David R. Cobb, P.E., Executive Vice President of Business Development; and

•	J. Richard Gist, Senior Vice President, Finance and Administration and Chief Financial Officer.

This section also explains how we expect the compensation of the named executive officers to change following this offering.

Historical Compensation Decisions

Our compensation approach has been tied to our stage of development as a company. Before this offering, we were privately-held and therefore, not subject to any stock exchange or SEC rules relating to compensation, board committees and independent board representation. We informally considered the responsibilities connected with each management position and the available funds for management compensation when making past compensation decisions. Each year, after the financial statements for the prior fiscal year were prepared, Messrs. Armstrong and Wilson, together with Yorktown convened to discuss compensation of management and certain other employees, including themselves, and made adjustments to executive pay as they deemed appropriate and feasible given our company’s financial position.

Although we did not have a formal compensation program in place, we believe that our informal program and compensation methods furthered the following objectives:

•	To retain talented individuals to contribute to our company’s sustained progress, growth and profitability; and

•	To reflect the unique qualifications, skills, experiences and responsibilities of each individual.

New Compensation Philosophy and Objectives

We recently formed a compensation committee comprised of board members who meet the definition of independence as set forth in applicable Nasdaq rules. As of its inception, the compensation committee has been tasked with the responsibility to establish and implement our new compensation philosophy and objectives, administrate our executive and director compensation programs and plans, and review and approve the compensation of our named executive officers. The committee is currently in the process of evaluating our historical compensation practices and customizing a new management compensation program for our specific circumstances.

As we gain experience as a public company, we expect that the specific director, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers in the past is not necessarily indicative of how we will compensate them after this offering.

Compensation Committee Procedures

The compensation committee’s responsibilities are specified in its charter. The compensation committee’s functions and authority include, among other things:

•	Establishment and annual review of corporate goals and objectives relevant to the compensation of the executive officers, including the chief executive officer;

•	Evaluation of the executive officers’ performance;

•	Determination and approval of executive officer compensation;

•	Administration of equity compensation plans, annual bonus and long-term incentive cash-based compensation plans;

•	Review and approval of employment agreements and severance arrangements of all executive officers; and

•	Management of risk relating to incentive compensation.

Elements of Compensation

Historically, our executive officers have received annual salaries as their compensation for services. In addition, our board may grant discretionary cash bonuses and equity to our executive officers. In connection with Mr. Gist’s appointment as an executive officer, effective January 1, 2010, we granted Mr. Gist 11,060 restricted shares of common stock of Armstrong Energy, which vested on September 30, 2011. The aggregate grant date value of Mr. Gist’s award was $120,000. In addition, on June 1, 2011, we granted to each of Messrs. Armstrong, Wilson, Allen and Cobb 11,060 restricted shares of common stock of Armstrong Energy, which vest on April 1, 2013. The aggregate grant date fair value of each award was $257,600.

Also, on October 1, 2011, Armstrong Resource Partners granted 171,106 and 152,094 restricted units of limited partner interest to Mr. Armstrong and Mr. Wilson, respectively. The aggregate grant date fair value of Mr. Armstrong’s award was $3,082,500, and the aggregate grant date fair value of Mr. Wilson’s award was $2,740,000. Pursuant to the terms of each of the Restricted Unit Award Agreements, the grantee was required to deliver to us that number of restricted units, valued at the fair market value of such units at the time of such delivery, to satisfy any federal, state or local taxes due in connection with the grant. Effective January 25,

2012, Mr. Armstrong entered into an Assignment of Limited Partnership Units with us, pursuant to which Mr. Armstrong transferred and assigned 71,522 units to us, in exchange for our agreement to pay any federal, state or local taxes arising from the grant, the total amount of which has been determined to be equal to approximately $1.3 million. Also effective January 25, 2012, Mr. Wilson entered into an Assignment of Limited Partnership Units with us, pursuant to which Mr. Wilson transferred and assigned 63,575 units to us, in exchange for our agreement to pay any federal, state or local taxes arising from the grant, the total amount of which has been determined to be equal to approximately $1.1 million.

We believe that our key executives’ compensation is reflective of their leadership roles in a growing company in relation to our financial performance. We believe that our executive compensation is competitive within our industry and adequate to retain and incentivize our key executives.

We recently adopted the LTIP. Going forward, we expect that our executive officers’ compensation will consist of base salary, annual cash incentive compensation, and long-term incentive compensation. Executive officers are eligible to receive annual performance-based and discretionary cash bonuses. Long-term incentive compensation further aligns the interests of our executive officers with those of our stockholders over the long-term, encourages the retention of our executives, and rewards executive actions that enhance long-term stockholder returns. The LTIP provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance grants and other equity-based incentive awards to those who contribute significantly to our strategic and long-term performance objectives and growth. The LTIP is more fully described below under “— 2011 Long-Term Incentive Plan.”

Other Executive Benefits

Our named executive officers are eligible for the following benefits on the same basis as other eligible employees:

•	Health insurance;

•	Vacation, personal holidays and sick time;

•	Life insurance and supplemental life insurance;

•	Short-term and long-term disability; and

•	A 401(k) plan with matching contributions.

In addition, we provide our named executive officers with an annual car allowance and a payment equal to the group term life insurance premium paid on each named executive officer’s behalf. Also, we provide Mr. Wilson with an allowance for club membership dues.

Employment Agreements

2007 Allen and Cobb Employment Agreements

Effective June 1, 2007, we entered into an employment agreement (the “2007 Allen Employment Agreement”) with Mr. Allen. Effective January 1, 2007, we entered into an employment agreement (the “2007 Cobb Employment Agreement” and together with the Allen Employment Agreement, the “2007 Agreements”) with Mr. Cobb. Pursuant to the 2007 Agreements, we agreed to pay Messrs. Allen and Cobb initial base salaries of $240,000 and $180,000, respectively. The base salaries are subject to adjustment annually as determined by the board of directors. In 2010, the base salaries of Messrs. Allen and Cobb were $260,000 and $226,000. Effective January 1, 2011, the base salaries of Messrs. Allen and Cobb were increased to $275,000 and $238,000, respectively. Effective January 1, 2012, the base salaries of Messrs. Allen and Cobb were increased to $300,000 and $260,000, respectively.

The 2007 Agreements provide that Messrs. Allen and Cobb shall be eligible to participate in such benefits as may be authorized and adopted from time to time by the board of directors for our employees, including, without limitation, any pension plan, profit-sharing plan or other qualified retirement plan and any group insurance plan. The term of each of the 2007 Agreements is three years, and each shall be automatically renewed for additional one year terms until such time, if any, as we or the respective executive give written notice to the other party that such automatic extension shall cease. In the case of the 2007 Allen Employment Agreement, such notice must be given at least 60 days prior to the expiration of the then current term.

The 2007 Agreements provide that we may terminate the agreement with or without cause, and the executive may terminate his respective agreement with or without good reason. See “— Payments upon Termination or a Change in Control” for additional information regarding termination rights and payments due to the executives upon termination or a change in control.

The 2007 Agreements contain non-competition and non-solicitation provisions that endure for a period of twelve months following the executives’ termination of employment with us.

In addition, pursuant to each of the 2007 Agreement and the related overriding royalty agreement, as amended, between Mr. Allen and us, and the 2007 Cobb Employment Agreement and the related overriding royalty agreement, as amended, between Mr. Cobb and us, Messrs. Allen and Cobb each receive an overriding royalty equal to $0.05 per ton sold by us from certain reserves described in those agreements. See “— Overriding Royalty Agreements.”

2009 Gist Employment Agreement

Effective September 17, 2009, we entered into an employment agreement (the “2009 Gist Agreement”) with Mr. Gist. Pursuant to the 2009 Gist Agreement, we agreed to pay Mr. Gist a base salary of $192,500. In 2010, Mr. Gist’s base salary was $195,000. Effective January 1, 2011, his base salary was increased to $210,000. Pursuant to the 2009 Gist Agreement, Mr. Gist is also eligible to receive a bonus, with a target of 45% of his base compensation. The bonus will be earned based on our company’s achievement of profitability targets and Mr. Gist’s satisfactory achievement of goals and objectives as determined by our President. For 2009, Mr. Gist was to earn a bonus equal to a minimum of 22.5% of base salary, less $15,000. In addition, Mr. Gist received a signing bonus of $15,000 in 2009.

In addition, pursuant to the terms of the 2009 Gist Agreement, Mr. Gist was granted 11,060 restricted shares of Armstrong Energy common stock. Such shares vested on September 30, 2011.

The 2009 Gist Agreement provides that Mr. Gist shall be eligible to participate in any future stock option plans, restricted stock grants, phantom stock, or any other stock compensation programs as approved by the board of directors or our shareholders. Awards will be made at the discretion of the board of directors and our President.

The 2009 Gist Agreement provides that we may terminate without cause, and Mr. Gist may terminate for good reason. See “— Payments upon Termination or a Change in Control” for additional information regarding termination rights and payments due to Mr. Gist upon termination or a change in control.

2011 Gist Employment Agreement

Effective October 1, 2011, we terminated the 2009 Gist Agreement upon mutual agreement of the parties thereto and entered into a new employment agreement with Mr. Gist (the “2011 Gist Agreement”).

Pursuant to the 2011 Gist Agreement, we agreed to pay Mr. Gist $210,000 for his services as our Senior Vice President, Finance and Administration and Chief Financial Officer. Effective January 1, 2012, Mr. Gist’s base salary was increased to $235,000. In addition, Mr. Gist is entitled to an annual target bonus of 50% of the then annual salary. The bonus will be based upon the achievement of performance criteria established by us and to be awarded at the discretion of our President or board of directors. As of May 1, 2012, the Company has not established any performance criteria pursuant to the 2011 Gist Agreement. However, the board granted Mr. Gist a discretionary cash bonus in the amount of $105,000 for 2011 and may grant Mr. Gist a discretionary cash bonus for 2012.

The 2011 Gist Agreement provides that Mr. Gist shall be eligible to participate in such benefits as may be authorized and adopted from time to time by the board of directors for our employees, including, without limitation, any pension plan, profit-sharing plan or other qualified retirement plan and any group insurance plan. The term of the 2011 Gist Agreement is one year, and shall be automatically renewed for additional one year terms until such time, if any, as we or Mr. Gist gives written notice to the other party that such automatic extension shall cease. Such notice must be given at least 60 days prior to the expiration of the then current term.

The 2011 Gist Agreement provides that we may terminate the agreement with or without cause. See “— Payments upon Termination or a Change in Control” for additional information regarding termination rights and payments due to the executives upon termination or a change in control.

The 2011 Gist Agreement contains non-competition and non-solicitation provisions that endure for a period of 12 months following Mr. Gist’s termination of employment with us.

Armstrong and Wilson Employment Agreements

Effective October 1, 2011, we entered into an employment agreement (the “2011 Armstrong Agreement”) with each of Messrs. Armstrong and Wilson (together, the “Armstrong and Wilson Agreements”).

Pursuant to each of the Armstrong and Wilson Agreements, we agreed to pay each of Messrs. Armstrong and Wilson a base salary of $300,000. Effective January 1, 2012, the base salary of each of Messrs. Armstrong and Wilson was increased to $350,000. In addition, each of Messrs. Armstrong and Wilson is entitled to an annual bonus based upon achievement of performance criteria established by us and to be awarded by our board. The target amount will not be less than 75% of the executive’s then annual base salary. The executive’s base salary and bonus will be reviewed from time to time and may be increased. As of May 1, 2012, the Company has not established any performance criteria pursuant to the Armstrong and Wilson Agreements. However, the board granted each of Messrs. Armstrong and Wilson a discretionary cash bonus in the amount of $225,000 for 2011 and may grant Mr. Armstrong and/or Mr. Wilson a discretionary cash bonus for 2012.

The Armstrong and Wilson Agreements provide that Messrs. Armstrong and Wilson shall be entitled to participate in any of our benefit plans made available to other senior executive officers. The term of each of the Armstrong and Wilson Agreements is three years, and each shall automatically renew for successive one year terms unless either party gives the other a notice of non-renewal at least 90 days before the end of then current term.

The Armstrong and Wilson Agreements provide that we may terminate the agreement with or without cause, and the executive may terminate the agreement with or without good reason. See “— Payments upon Termination or a Change in Control” for additional information regarding termination rights and payments due to Messrs. Armstrong and Wilson upon termination or a change in control.

The Armstrong and Wilson Agreements contain non-competition provisions that continue for 18 months following a termination of employment with us. In addition, the Armstrong and Wilson Agreements contain non-solicitation provisions that endure for a period of 24 months following the executive’s termination.

Overriding Royalty Agreements

On December 3, 2008, we entered into an amended and restated overriding royalty agreement with Mr. Cobb pursuant to which we agreed to pay Mr. Cobb a royalty of five cents ($0.05) per ton of all coal thereafter mined or extracted and subsequently sold from certain of our reserves. The term of the royalty began on November 22, 2006, and is set to continue until the later of: (i) November 22, 2026, or (ii) such time as all of the mineable and saleable coal from the subject properties has been mined. The agreement also states that the overriding royalty shall constitute an independent and enforceable obligation that shall run with the land and shall be binding on us, our respective assigns and successors, and any subsequent owner of the subject properties.

On December 3, 2008, we entered into an amended and restated overriding royalty agreement with Mr. Allen pursuant to which we agreed to pay Mr. Allen a royalty of five cents ($0.05) per ton of all coal thereafter mined or extracted and subsequently sold from certain of our reserves. The term of the royalty began on February 9, 2007, and is set to continue until the later of: (i) February 9, 2027, or (ii) such time as all of the mineable and saleable coal from the subject properties has been mined. The agreement also states that the overriding royalty shall constitute an independent and enforceable obligation that shall run with the land and shall be binding on us, our respective assigns and successors, and any subsequent owner of the subject properties.

Tax Considerations

In the past, we have not taken into consideration the tax consequences to employees and us when considering the types and levels of awards and other compensation granted to executives and directors. However, we anticipate that the compensation committee will consider these tax implications when determining executive compensation in the future.

2011 Summary Compensation Table

The following table sets forth all compensation paid to our named executive officers for the years ending December 31, 2011, 2010 and 2009.

Name and Principal						All Other
Position	Year	Salary	Bonus	Stock Awards(1)		Compensation		Total

J. Hord Armstrong, III,	2011	$300,000	$225,000	$3,340,100	(2)	$21,649	(3)	$3,886,749
Chairman and Chief	2010	250,000	187,500	—		16,606		454,106
Executive Officer	2009	124,000	42,000	—		6,180		172,180
Martin D. Wilson,	2011	$300,000	$225,000	$2,997,600	(4)	$13,049	(5)	$3,535,649
President	2010	250,000	187,500	—		8,340		445,840
	2009	206,000	—	—		—		206,000
Kenneth E. Allen(6),	2011	$275,000	$157,500	$257,600	(7)	$358,919	(8)	$1,049,019
Executive Vice President of	2010	260,000	130,000	—		602,481		992,481
Operations	2009	247,000	42,000	—		12,250		301,250
David R. Cobb, P.E.(9),	2011	$238,000	$139,000	$257,600	(7)	$356,136	(10)	$990,736
Executive Vice President of	2010	226,000	113,000	—		299,097		638,097
Business Development	2009	210,000	42,000	—		244,028		496,028
J. Richard Gist(11),	2011	$210,000	$105,000	$—		$1,961		$316,961
Senior Vice President,	2010	195,000	88,000	120,000		649		403,649
Finance and Administration and Chief Financial Officer	2009	48,250	43,000	—		—		91,250

(1)	Amounts disclosed in this column relate to grants of Armstrong Energy common stock and Armstrong Resource Partners common units. The amounts reflect the grant date fair value computed in accordance with FASB ASC Topic 718.

(2)	Represents the grant date fair value of 11,060 restricted shares of Armstrong Energy common stock granted on June 1, 2011 ($257,600), and the grant date fair value of 171,106 restricted units of limited partner interest granted by Armstrong Resource Partners on October 1, 2011 ($3,082,500).

(3)	Includes our matching contributions paid to our 401(k) plan on behalf of Mr. Armstrong ($12,250).

(4)	Represents the grant date fair value of 11,060 restricted shares of Armstrong Energy common stock granted on June 1, 2011 ($257,600), and the grant date fair value of 152,094 restricted units of limited partner interest granted by Armstrong Resource Partners on October 1, 2011 ($2,740,000).

(5)	Includes our matching contributions paid to our 401(k) plan on behalf of Mr. Wilson ($12,000).

(6)	Mr. Allen was appointed Executive Vice President of Operations effective October 1, 2011. Prior to this time, Mr. Allen was our Vice President of Operations.

(7)	Represents the grant date fair value of 11,060 restricted shares of Armstrong Energy common stock granted on June 1, 2011.

(8)	Includes overriding royalties paid to Mr. Allen ($340,875) (see “— Overriding Royalty Agreements” for a description of Mr. Allen’s agreement with us regarding the payment of overriding royalties) and our matching contributions paid to our 401(k) plan on behalf of Mr. Allen ($12,250).

(9)	Mr. Cobb was appointed Executive Vice President of Business Development effective October 1, 2011. Prior to this time, Mr. Cobb was our Vice President of Business Development.

(10)	Includes overriding royalties paid to Mr. Cobb ($340,875) (see “— Overriding Royalty Agreements” for a description of Mr. Cobb’s agreement with us regarding the payment of overriding royalties) and our matching contributions paid to our 401(k) plan on behalf of Mr. Cobb ($12,250).

(11)	Mr. Gist became Vice President and Controller on October 7, 2009, and Senior Vice President, Finance and Administration and Chief Financial Officer effective October 1, 2011.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table sets forth information on outstanding option and stock awards held by the named executive officers on December 31, 2011.

	Number of Shares or		Market Value of Shares
	Units of Stock That		or Units of Stock That
Name	Have Not Vested (#)		Have Not Vested ($)(1)

J. Hord Armstrong, III	11,060	(2)(3)	$
Martin D. Wilson	11,060	(2)(4)	$
Kenneth E. Allen	11,060		$
David R. Cobb, P.E.	11,060		$

(1)	The market value for our common stock is based on the assumed initial public offering price of our common stock of $ per share, the midpoint of the price range on the cover page of this prospectus.

(2)	Shares vest on April 1, 2013.

(3)	In addition, Armstrong Resource Partners granted Mr. Armstrong 171,106 restricted units of limited partner interest that vest on the earlier of March 31, 2012 or the occurrence of a liquidity event, which includes, among other things, the public offering of units issued by Armstrong Resource Partners. The market value of such units was $3,422,120.

(4)	In addition, Armstrong Resource Partners granted Mr. Wilson 152,094 restricted units of limited partner interest that vest on the earlier of March 31, 2012 or the occurrence of a liquidity event, which includes, among other things, the public offering of units issued by Armstrong Resource Partners. The market value of such units was $3,041,860.

Options Exercised and Stock Vested

The following table sets forth the vesting of restricted stock during 2011 for the named executive officers. There were no option exercises by named executive officers during 2011.

Number of
	Shares	Value Realized
	Acquired	on Vesting
Name	on Vesting (#)	($)(1)

J. Richard Gist	11,060	$210,900

(1)	The value realized on vesting is the fair value of the underlying stock on the vesting date.

Payments upon Termination or a Change in Control

Each of our named executive officers has entered into an agreement with us regarding his respective employment. The following is a description of the termination provisions contained in each agreement and the payments due to the named executive officers upon termination or a change in control.

2007 Allen and Cobb Employment Agreements

Pursuant to the 2007 Agreements, we may terminate each agreement at any time for cause, which is defined as: (i) the executive’s failure substantially to perform his duties under the agreement in a manner satisfactory to the board, as determined in good faith by the board, provided that the board has given the executive written notice of the action(s) or omission(s) which are claimed to constitute such failure and the executive does not fully remedy such failure within 10 calendar days after receipt of the written notice, (ii) the executive has engaged in gross misconduct, dishonest, disloyal, illegal or unethical conduct, or any other conduct which has or could reasonably have a detrimental impact on our company or its reputation, all facts to be determined in good faith by the board, (iii) the executive has acted in a dishonest or disloyal manner, or breached any fiduciary duty to our company that, in either case, results or was intended to result in personal profit to the executive at the expense of our company or any of its customers, (iv) the executive has been convicted of or pleads guilty or no contest to any felony, (v) the executive has one or more physical or mental impairments which have substantially impaired his ability to perform the essential functions of his job under the agreement, (vi) the executive’s death, (vii) any breach by the executive of certain obligations under the agreement, (viii) resignation by the executive under circumstances where a termination for “cause” was impending or could have reasonably been foreseen.

We also may terminate each of the 2007 Agreements without cause, as defined above. In the event of such termination without cause, the executive shall be entitled to receive (i) the executive’s base salary for 12 months following termination, at the same rate as was in effect on the day prior to termination, and (ii) health insurance premiums for 12 months. In addition, the respective overriding royalty will run with the land per the provisions of the overriding royalty agreements. See “— Overriding Royalty Agreements.”

Under each of the 2007 Agreements, the executive may resign for good reason, which is defined as a material demotion or reduction, without the executive’s consent, in the executive’s duties. In the event of a resignation for good reason, the executive shall be entitled to receive (i) the executive’s base salary for 12 months following termination, at the same rate as was in effect on the day prior to termination, and (ii) health insurance premiums for 12 months. In addition, the respective overriding royalty will run with the land per the provisions of the overriding royalty agreements. See “— Overriding Royalty Agreements.”

In the event of a termination of the executive’s employment, other than for cause, within 12 months of a change in control, the executive shall be entitled to receive health insurance premiums for 12 months. In addition, we will pay, promptly following such termination, a lump sum payment equal to one times the executive’s annual base salary at the time of his termination, plus any accrued and unpaid overriding royalty. For this purpose, a change in control means: (i) any purchase or other acquisition by an individual or group of person(s) (including entity(ies)) acting in concert, which results in persons who are our shareholders as of the date of entry into the respective agreement no longer being the legal and beneficial owners of 51% or more of the outstanding equity in our company, (ii) consummation of a reorganization, merger, recapitalization, consolidation, or any other transaction, in each case with respect to which persons who were our shareholders as of the date of entry into the respective agreement do not, immediately thereafter, legally and beneficially own 51% or more of the equity in the newly-organized, merged, recapitalized, consolidated, or other resulting entity, or (iii) the sale of all or substantially all of our assets in a transaction approved by the board.

2009 Gist Employment Agreement

Pursuant to the 2009 Gist Agreement, if we terminate the agreement without cause, Mr. Gist is entitled to receive 12 months of salary, bonus and health benefits. If Mr. Gist resigns for good reason, which is defined as significant diminishing of Mr. Gist’s job responsibilities, change in position or title, etc., Mr. Gist is entitled to receive 12 months of salary, bonus and health benefits. Pursuant to the 2009 Gist Agreement, if there is a change in control and Mr. Gist’s job is eliminated or Mr. Gist resigns for good reason within one year of the change in control, Mr. Gist is entitled to receive 12 months of salary, bonus and health benefits.

2011 Gist Employment Agreement

Pursuant to the 2011 Gist Agreement, we may terminate the agreement at any time for cause, which is defined as: (i) Mr. Gist’s failure substantially to perform his duties under the agreement in a manner satisfactory to the board, as determined in good faith by the board, provided that the board has given Mr. Gist written notice of the action(s) or omission(s) which are claimed to constitute such failure and Mr. Gist does not fully remedy such failure within 10 calendar days after receipt of the written notice, (ii) Mr. Gist has engaged in gross misconduct, dishonest, disloyal, illegal or unethical conduct, or any other conduct which has or could reasonably have a detrimental impact on our company or its reputation, all facts to be determined in good faith by the board, (iii) Mr. Gist has acted in a dishonest or disloyal manner, or breached any fiduciary duty to our company that, in either case, results or was intended to result in personal profit to Mr. Gist at the expense of our company or any of its customers, (iv) Mr. Gist has been convicted of or pleads guilty or no contest to any felony, (v) Mr. Gist has one or more physical or mental impairments which have substantially impaired his ability to perform the essential functions of his job under the agreement, (vi) Mr. Gist’s death, (vii) any breach by Mr. Gist of certain obligations under the agreement, (viii) resignation by Mr. Gist under circumstances where a termination for “cause” was impending or could have reasonably been foreseen.

We also may terminate the 2011 Gist Agreement without cause, as defined above. In the event of such termination without cause, the executive shall be entitled to receive (i) the executive’s base salary for 12 months following termination, at the same rate as was in effect on the day prior to termination, plus any accrued but unpaid bonus as of the termination date, and (ii) health insurance premiums for 12 months.

Pursuant to the 2011 Gist Agreement, Mr. Gist may resign for good reason, which is defined as a material demotion or reduction, without Mr. Gist’s consent, in Mr. Gist’s duties. In the event of a resignation for good reason, Mr. Gist shall be entitled to receive (i) his base salary for 12 months following termination, at the same rate as was in effect on the day prior to termination, and (ii) health insurance premiums for 12 months.

In the event of a termination of Mr. Gist’s employment, other than for cause, within 12 months of a change in control, Mr. Gist shall be entitled to receive health insurance premiums for 12 months. In addition, we will pay, promptly following such termination, a lump sum payment equal to one times Mr. Gist’s annual base salary at the time of his termination, plus one year’s bonus in an amount equal to 50% of Mr. Gist’s then existing annual base salary. For this purpose, a change in control means: (i) any purchase or other acquisition by an individual or group of person(s) (including entity(ies)) acting in concert, which results in persons who are our shareholders as of the date of entry into the respective agreement no longer being the legal and beneficial owners of 51% or more of the outstanding equity in our company, (ii) consummation of a reorganization, merger, recapitalization, consolidation, or any other transaction, in each case with respect to which persons who were our shareholders as of the date of entry into the respective agreement do not, immediately thereafter, legally and beneficially own 51% or more of the equity in the newly-organized, merged, recapitalized, consolidated, or other resulting entity, or (iii) the sale of all or substantially all of our assets in a transaction approved by the board.

Armstrong and Wilson Employment Agreements

Pursuant to the Armstrong and Wilson Agreements, we may terminate Mr. Armstrong’s and Mr. Wilson’s employment at any time without cause (as defined below), and each of Mr. Armstrong and Mr. Wilson may terminate his own employment at any time for good reason (as defined below). In the event of a termination without cause, failure by us to renew the agreement or termination by the executive for good reason, (i) we will continue to pay the executive’s base salary and provide his other benefits under the respective agreement (including automobile allowance, vacation and health insurance) for 24 months, and (ii) the executive shall also be entitled to a bonus for that year equal to 75% of his base salary then in effect (irrespective of whether performance objectives have been achieved). In addition, (a) we will provide the executive with outplacement services, and (b) the executive shall be entitled to a contribution under our retirement benefit plan for that fiscal year equal to the greater of (x) the amount that would have been contributed for that fiscal year determined in accordance with past practice, or (y) the highest amount contributed by us on behalf of the executive for any of the three prior fiscal years.

For this purpose, cause means (i) the executive’s willful and continued failure substantially to perform his duties under the respective agreement (other than as a result of sickness, injury or other physical or mental incapacity or as a result of termination by the executive for good reason); provided, however, that such failure shall constitute “cause” only if (x) we deliver a written demand for substantial performance to the executive that specifies the manner in which we believe he has failed substantially to perform his duties under the agreement and (y) the executive shall not have corrected such failure within 10 business days after his receipt of such demand; (ii) willful misconduct by the executive in the performance of his duties under the agreement that is demonstrably and materially injurious to our company or any affiliated company for which he is required to perform duties hereunder; (iii) the executive’s conviction of (or plea of nolo contendere to) a financial-related felony or other similarly material crime under the laws of the United States or any state thereof; or (iv) any material violation of the respective agreement by the executive. No action, or failure to act, shall be considered “willful” if it is done by the executive in good faith and with the reasonable belief that the action or omission was in the best interest of our company. If our Board determines in its sole discretion that a cure of the acts or omissions described above is possible and appropriate, we will give the executive written notice of the acts or omissions constituting cause and no termination of the agreement shall be for cause unless and until the executive fails to cure such acts or omissions within 20 business days following receipt of such notice. If the Board determines in its sole discretion that a cure is not possible and appropriate, the executive shall have no notice or cure rights before the agreement is terminated for cause.

For this purpose, good reason means the occurrence of any of the following (other than by reason of a termination of the executive for cause or disability or with the executive’s consent): (i) the authority, duties or responsibilities of the executive are significantly and materially reduced (including, without limitation, by reason of the elimination of the executive’s position or the failure to elect the executive to such position or by reason of a change in the reporting responsibilities to and of such position, or, following a change in control, by reason of a substantial reduction in the size of our company or other substantial change in the character or scope of our company’s operations); (ii) the annual base salary is materially reduced (except if such reduction occurs prior to a change in control and is part of an across-the-board reduction applicable to all senior level executives); (iii) the executive is required to change his regular work location to a location that is more than 75 miles from his regular work location prior to such change; or (iv) any other action or inaction that constitutes a material breach by us of the agreement. To exercise his right to terminate for good reason the executive must provide written notice of his belief that good reason exists within 90 days of the initial existence of the condition(s) giving rise to good reason. We shall have 20 days to remedy the good reason condition(s). If not remedied within that 20-day period, the executive may terminate his employment; provided, however, that such termination must occur no later than 180 days after the date of the initial existence of the condition(s) giving rise to the good reason.

Pursuant to the Armstrong and Wilson Agreements, in the event that: (i) we terminate the executive’s employment without cause in anticipation of, or pursuant to a notice of termination delivered to the executive within 24 months after, a change in control (as defined below); (ii) the executive terminates his employment for good reason pursuant to a notice of termination delivered to us in anticipation of, or within 24 months after, a change in control; or (iii) we fail to renew the agreement in anticipation of, or within 24 months after, a change in control:

(a) we shall pay to the executive, within 30 days following the executive’s separation from service (within the meaning of Code Section 409A and the regulations and other guidance promulgated thereunder), a lump-sum cash amount equal to: (x) two times the sum of (A) his salary then in effect and (B) 75% of his then current salary; plus (y) a bonus for the then current fiscal year equal to 75% of his salary (irrespective of whether performance objectives have been achieved); plus (z) if such notice is given within the first 12 months after October 1, 2011, then, the salary the executive should have been paid from the date of termination through the end of such 12-month period; and

(b) during the portion, if any, of the 24-month period commencing on the date of the executive’s separation from service that the executive is eligible to elect and elects to continue coverage for himself and his eligible dependents under our health plan pursuant to COBRA or a similar state law, we shall reimburse the executive for the difference between the amount the executive pays to effect and continue such coverage and the employee contribution amount that our active senior executive employees pay for the same or similar coverage.

For purposes of the Armstrong and Wilson Agreements, a change in control means the occurrence of any of the following: (i) a merger, consolidation, exchange, combination or other transaction involving our company and another entity (or our securities and such other entity) as a result of which the holders of all of the shares of our common stock outstanding prior to such transaction do not hold, directly or indirectly, shares of the outstanding voting securities of, or other voting ownership interest in, the surviving, resulting or successor entity in such transaction in substantially the same proportions as those in which they held the outstanding shares of our common stock immediately prior to such transaction; (ii) the sale, transfer, assignment or other disposition by us in one transaction or a series of transactions within any period of 18 consecutive calendar months (including, without limitation, by means of the sale of capital stock of any subsidiary or subsidiaries of our company) of assets which account for an aggregate of 50% or more of the consolidated revenues of our company and its subsidiaries, as determined in accordance with GAAP, for the fiscal year most recently ended prior to the date of such transaction (or, in the case of a series of transactions as described above, the first such transaction); provided, however, that no such transaction shall be taken into account if substantially all the proceeds thereof (whether in cash or in kind) are used after such transaction in the ongoing conduct by our company and/or its subsidiaries of the business conducted by our company and/or its subsidiaries prior to such transaction; (iii) our company is dissolved; or (iv) a majority of our directors are persons who were not members of the board as of the date which is the more recent of the date hereof and the date which is two years prior to the date on which such determination is made, unless the first election or appointment (or the first nomination for election by our shareholders) of each director who was not a member of the board on such date was approved by a vote of at least two-thirds of the board of directors in office prior to the time of such first election, appointment or nomination.

Pursuant to the terms of the Armstrong and Wilson Agreement if the executive is a “disqualified individual” (as defined in Section 280G of the Code), and the severance or change of control payments and benefits, together with any other payments which the executive has the right to receive from the Company, would constitute a “parachute payment” (as defined in Section 280G of the Code), the payments provided hereunder shall be reduced (but not below zero) so that the aggregate present value of such payments received by the executive from the Company shall be $1.00 less than three times the executive’s “base amount” (as defined in Section 280G of the Code) and so that no portion of such payments received by the executive shall be subject to the excise tax imposed by Section 4999 of the Code.

The following table illustrates the payments and benefits due to each of our named executive officers assuming that the termination or change in control took place on the last business day of our last completed fiscal year.

					Termination
					in Connection
				Termination	with a
	Termination for	Termination	Termination for	Without Good	Change in
Name	Cause	Without Cause	Good Reason	Reason	Control

J. Hord Armstrong	—	$896,498	$896,498	—	$1,075,248
Martin D. Wilson	—	$898,058	$898,058	—	$1,088,808
Kenneth E. Allen	$28,002	$315,626	$315,626	$28,002	$292,315
David R. Cobb, P.E.	$28,002	$278,626	$278,626	$28,002	$258,315
J. Richard Gist	—	$334,404	$334,404	—	$334,404

2011 Long-Term Incentive Plan

Our board of directors recently adopted the 2011 LTIP for our employees and directors, as well as for consultants and independent contractors who perform services for us. The LTIP is administered by the compensation committee, which has the authority to select recipients of awards and determine the type, size, terms and conditions of awards. The maximum aggregate number of shares of common stock available for issuance under the LTIP is 10% of our authorized shares of common stock.

The LTIP provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance grants and other equity-based incentive awards to those who contribute significantly to our strategic and long-term performance objectives and growth, as the compensation committee may determine.

Except with respect to restricted stock awards and unless otherwise determined by the committee in its discretion, the recipient of an award has no rights as a stockholder until he or she receives a stock certificate or has his or her ownership entered into the books of the Company.

The compensation committee has the authority to administer the LTIP and may determine the type, number and size of the awards, the recipients of awards and the terms and conditions applicable to awards made under the LTIP. The committee may also generally amend the terms and conditions of awards, subject to certain restrictions.

The LTIP will terminate upon the earlier of the adoption of a board resolution terminating the LTIP or ten years from its effective date.

The following is a brief summary of the types of awards available for issuance under the LTIP:

Stock Options

The committee may grant non-qualified and incentive stock options under the LTIP, provided that incentive stock options shall be granted to employees only. The exercise price of stock options must be no less than the fair market value of the common stock on the date of grant and expire ten years after the date of grant. The exercise price of incentive stock options granted to holders of at least 10% of the Company’s stock must be no less than 110% of such fair market value, and incentive stock options expire five years from the date of grant.

Stock Appreciation Rights

An award of a stock appreciation right entitles the recipient to receive, without payment, the number of shares of common stock having an aggregate value equal to the excess of the fair market value of one share of common stock at the time of exercise over the exercise price, times the number of shares of common stock subject to the award. Stock appreciation rights shall have an exercise price no less than the fair market value of the common stock on the date of grant.

Restricted Stock and Restricted Stock Units

In addition to other terms and conditions applicable to restricted stock and restricted stock unit awards, the compensation committee shall establish the restricted period applicable to such awards. The awards shall vest in one or more increments during the restricted period, which shall not be less than three years; provided, however, that this limitation shall not apply to awards granted to non-employee directors. As may be subject to additional conditions in the committee’s discretion, recipients of such awards shall have voting, dividend and other stockholder rights with respect to the awards from the date of grant.

Performance Grants

Performance grants shall consist of a right that is (i) denominated in cash, common stock or any other form of award issuable under the LTIP, (ii) valued in accordance with the achievement of certain performance goals applicable to performance periods as the committee may establish, and (iii) payable at such time and in such form as the committee shall determine. The committee may reduce the amount of any performance grant in its discretion if it believes a reduction is necessary based on the recipient’s performance, comparisons with compensation received by similarly-situated recipients within the industry, the Company’s financial results, or any other factors deemed relevant.

Other Share-Based Awards

Other share-based awards may consist of any other right payable in, valued by, or otherwise related to common stock. The awards shall vest in one or more increments during a service period, which shall not be less than three years; provided, however, that this limitation shall not apply to awards granted to non-employee directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the amount of our common stock beneficially owned as of May 1, 2012 prior to the offering and after giving effect to the Reorganization, the anticipated 1-to-1.6727 reverse stock split, and this offering by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each member of the board of directors, (iii) each of the named executive officers, and (iv) all members of the board of directors and the executive officers, as a group. The percentage of shares beneficially owned prior to the offering shown in the table is based upon 13,552,903 shares of common stock outstanding as of May 1, 2012, after giving effect to the Reorganization and the conversion of all shares of our Series A convertible preferred stock into 2,136,752 shares of common stock, which will occur automatically upon the closing of this offering. For purposes of the conversion, we assumed that the initial public offering price in this offering is $     per share, the midpoint of the range set forth on the cover page of this prospectus. The information relating to numbers and percentages of shares beneficially owned after the offering gives effect to the issuance of shares of common stock in this offering, assuming the initial public offering price in this offering is $     per share, the midpoint of the range set forth on the cover page of this prospectus.

A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he or she has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons, to our knowledge, have sole voting and investment power over the shares listed. The following table includes equity awards granted to our executive officers on a discretionary basis. Except as otherwise noted, the principal address for the stockholders listed below is c/o Armstrong Energy, Inc., 7733 Forsyth Boulevard, Suite 1625, St. Louis, Missouri 63105.

	Shares Beneficially		Shares Beneficially Owned
Name	Owned Prior to this Offering(1)		After this Offering(2)(3)

	Number	Percent	Number	Percent

J. Hord Armstrong, III	77,536	*	77,536	*
Martin D. Wilson	68,610	*	68,610	*
Kenneth E. Allen	—	—	—	—
David R. Cobb, P.E.	—	—	—	—
J. Richard Gist	11,060	*	11,060	*
Anson M. Beard, Jr.	—	—	—	—
James C. Crain	—	—	—	—
Richard F. Ford	—	—	—	—
Bryan H. Lawrence(4)	—	—	—	—
Greg A. Walker	—	—	—	—
All directors and executive officers as a group (11 persons)	157,206	1.16%	157,206	*
Yorktown VII Associates LLC(4)(5)	6,912,488	51.00%	6,912,488	39.38%
Yorktown VIII Associates LLC(4)(6)	3,594,494	26.52%	3,594,494	20.48%
Yorktown IX Associates LLC(4)(7)	2,136,752	15.77%	2,136,752	12.17%

*	Less than 1%.

(1)	Amounts give effect to an assumed 1-to-1.6727 reverse stock split to be effected prior the effectiveness of the registration statement of which this prospectus forms a part.

(2)	Assumes that the underwriters do not exercise their option to purchase additional shares of our common stock.

(3)	Assumes that none of the existing shareholders purchases shares in the directed share program or in the initial public offering.

(4)	The address of this beneficial owner is 410 Park Avenue, 19th Floor, New York, New York 10022.

(5)	These shares are held of record by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.

(6)	These shares are held of record by Yorktown Energy Partners VIII, L.P. Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P. Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VIII, L.P. Yorktown VIII Company LP and Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VIII, L.P. in excess of their pecuniary interests therein.

(7)	These shares are held of record by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners IX, L.P. in excess of their pecuniary interests therein. Includes 2,136,752 shares of common stock issuable upon conversion of 300,000 shares of Series A convertible preferred stock. See “Certain Relationships and Related Party Transactions — Sale of Series A Convertible Preferred Stock” and “Description of Capital Stock — Description of Series A Convertible Preferred Stock.” Because the number of shares of common stock that will be issued upon conversion of the Series A convertible preferred stock depends on the initial public offering price per share in this offering, the actual number of common shares issuable upon such conversion will likely differ from the numbers set forth above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Administrative Services Agreement

Effective as of January 1, 2011, Armstrong Energy entered into an Administrative Services Agreement with Armstrong Resource Partners (f/k/a Elk Creek L.P.) and its general partner, Elk Creek GP, LLC, pursuant to which Armstrong Energy will provide Armstrong Resource Partners with general administrative and management services, including, but not limited to, human resources, information technology, financial and accounting services and legal services. As consideration for the use of Armstrong Energy’s employees and services, and for certain shared fixed costs, including, but not limited to, office lease, telephone and office equipment leases, Armstrong Resource Partners was to pay Armstrong Energy (i) a monthly fee equal to $60,000 per month, and (ii) an aggregate annual fee equal to $279,996 per year, until December 31, 2011. The annual and monthly fees are subject to adjustment annually in accordance with the terms of the Administrative Services Agreement. For 2011, the fees due to Armstrong Energy were adjusted such that the aggregate amount of the annual and monthly fees paid to Armstrong Energy pursuant to the Administrative Services Agreement was $720,000. For 2012, the parties have agreed that the aggregate amount of the fees due to Armstrong Energy will be $750,000. Armstrong Resource Partners shall also be liable for all taxes that are applicable to the services Armstrong Energy provides on its behalf.

Sale of Coal Reserves

Armstrong Energy is majority-owned by Yorktown. Effective February 9, 2011, Armstrong Energy and several of its affiliates participated in a transaction with Armstrong Resource Partners, an entity also majority-owned by Yorktown, and several of its affiliates. In 2009 and 2010, Armstrong Energy borrowed an aggregate principal amount of $44.1 million from Armstrong Resource Partners. The borrowings were evidenced by promissory notes in favor of Armstrong Resource Partners in the principal amounts of $11.0 million on November 30, 2009, $9.5 million on March 31, 2010, $12.6 million on May 26, 2010 and $11.0 million on November 9, 2010, respectively. The promissory notes had a fixed interest rate of 3%. In addition, contingent interest equal to 7% of revenue would be accrued to the extent it exceeds the fixed interest amount. No payments of principal or interest were due until the earliest of May 31, 2014, or the 91st day after the secured promissory notes had been paid in full. In consideration for Armstrong Resource Partners making these loans, Armstrong Energy granted it a series of options to acquire interests in the majority of coal reserves then held by us in Muhlenberg and Ohio Counties. On February 9, 2011, Armstrong Resources Partners exercised its options, paid Armstrong Energy an additional $5.0 million in cash and offset $12.0 million in accrued advance royalty payments owed by Armstrong Energy to Ceralvo Resources, LLC, and thereby acquired a 39.45% undivided interest as a joint tenant in common with Armstrong Energy’s subsidiaries in the aforementioned coal reserves. The aggregate amount paid by Armstrong Resource Partners to acquire its interest was the equivalent of approximately $69.5 million. See “Description of Indebtedness.”

Credit and Collateral Support Fee, Indemnification and Right of First Refusal Agreement

In addition, effective February 9, 2011, Armstrong Energy and several of its affiliates entered into a credit and collateral support fee, indemnification and right of first refusal agreement with Armstrong Resource Partners, an entity also majority-owned by Yorktown, and several of its affiliates, pursuant to which Armstrong Resource Partners joined Armstrong Energy as a co-borrower under Armstrong Energy’s Senior Secured Term Loan, and its affiliates pledged their real estate as collateral for and became guarantors on the Senior Secured Revolving Credit Facility and the Senior Secured Term Loan. In exchange, Armstrong Energy agreed to pay Armstrong Resource Partners a credit support fee in an amount equal to 1% per annum of the principal amount outstanding under the Senior Secured Credit Facility, which principal amount may be as high as $150 million. The principal amount outstanding under the Senior Secured Credit Facility as of March 31, 2012 was $120.0 million. Under the agreement, Armstrong Energy also granted Armstrong Resources Partners a right of first refusal to purchase its remaining interests in the coal reserves in which they acquired a 50.81% undivided interest through the exercise of options described above.

Lease Agreements

On February 9, 2011, Armstrong Energy’s subsidiary, Armstrong Coal, entered into a number of coal mining lease agreements with Western Mineral (a subsidiary of Armstrong Resource Partners) and two of Armstrong Energy’s wholly-owned subsidiaries. Pursuant to these agreements, Western Mineral granted Armstrong Coal a lease to its 39.45% undivided interest in certain mining properties and a license to mine coal on those properties that it had acquired in the above-described option transaction. The initial term of the agreement is ten years, and it renews for subsequent one-year terms until all mineable and merchantable coal has been mined from the properties, unless either party elects not to renew or it is terminated upon proper notice. Armstrong Coal must pay the lessors a production royalty equal to 7% of the sales price of the coal it mines from the properties.

On February 9, 2011, Armstrong Coal also entered into a lease and sublease agreement with Ceralvo Holdings, LLC, a subsidiary of Armstrong Resource Partners (“Ceralvo Holdings”). Pursuant to this agreement, Ceralvo Holdings granted Armstrong Coal leases and subleases, as applicable, to the Elk Creek Reserves and a license to mine coal on those properties. The initial term of the agreement is ten years, and it renews for one-year terms until all mineable and merchantable coal has been mined from the properties, unless either party elects not to renew or it is terminated upon proper notice. Armstrong Coal must pay the lessor a production royalty equal to 7% of the sales price of the coal it mines from the properties. Armstrong Energy has paid $12 million of advance royalties under the lease, which are recoupable against production royalties. See “Description of Indebtedness.”

Royalty Deferment and Option Agreement

Effective February 9, 2011, Armstrong Coal, Western Diamond and Western Land, each of which is a wholly owned subsidiary of Armstrong Energy, entered into a Royalty Deferment and Option Agreement with Western Mineral and Ceralvo Holdings, both wholly owned subsidiaries of Armstrong Resource Partners. Pursuant to this agreement, Western Mineral and Ceralvo Holdings agreed to grant to Armstrong Coal and its affiliates the option to defer payment of their pro rata share of the 7% production royalty described under “Business — Our Mining Operations” above. In consideration for the granting of the option to defer these payments, Armstrong Coal and its affiliates granted to Western Mineral the option to acquire an additional undivided interest in certain of the coal reserves held by Armstrong Energy, Inc. in Muhlenberg and Ohio Counties by engaging in a financing arrangement, under which Armstrong Coal and its affiliates would satisfy payment of any deferred fees by selling part of their interest in the aforementioned coal reserves at fair market value for such reserves determined at the time of the exercise of such options.

Investment in Ram Terminals, LLC

On May 26, 2011, Armstrong Energy made a capital contribution in Ram in the amount of $2.47 million. Upon amendment of the Limited Liability Company Agreement of Ram (the “Operating Agreement”) on June 23, 2011, Armstrong Energy’s membership interest in Ram constituted 8.4%. The remaining membership interest is owned by Yorktown Energy Partners IX, L.P., a fund managed by Yorktown. Armstrong Energy is majority-owned by Yorktown. Yorktown Energy Partner IX, L.P. will provide the funds for future capital expenditures related to the development of the site. Armstrong Energy will be actively involved in the design and construction of the terminal and will provide accounting and bookkeeping assistance to Ram. Certain of Armstrong Energy’s executive officers will serve as officers of Ram. Pursuant to the Operating Agreement, Armstrong Energy will not be liable for the debts, liabilities and other obligations of Ram.

Western Diamond and Western Land Coal Reserves Sale Agreement

On October 11, 2011, two of our subsidiaries, Western Diamond and Western Land (together, the “Sellers”), entered into an agreement with Western Mineral, a subsidiary of Armstrong Resource Partners, pursuant to which the Sellers agreed to sell an additional partial undivided interest in substantially all of the coal reserves and real property owned by the Sellers previously subject to the options exercised by Armstrong Resource Partners on February 9, 2011 (see “— Sale of Coal Reserves” and “— Concurrent Transactions with

Armstrong Resource Partners”), other than any of Sellers’ real property and related mining rights associated with the Parkway mine.

Agreement to Enter into Voting and Stockholders’ Agreement

On October 1, 2011, Armstrong Energy, Inc. entered into an agreement to enter into a voting and stockholders’ agreement with all of its stockholders. Pursuant to the terms of this agreement, Armstrong Energy, Inc. and its stockholders agreed to enter into a voting and stockholders’ agreement in the event this offering is not completed on or before February 1, 2012; provided, however, that the deadline may be extended to a date mutually agreed upon by Yorktown and Armstrong Energy, Inc., which in no event shall be later than May 1, 2012. On February 1, 2012, Armstrong Energy and its stockholders entered into an extension of agreement to enter into voting and stockholders’ agreement, pursuant to which the parties agreed to extend the deadline to complete this offering until May 1, 2012. The parties to the agreement are in the process of negotiating an extension of the agreement.

Sale of Series A Convertible Preferred Stock

In January 2012, we sold 300,000 shares of Series A convertible preferred stock to Yorktown Energy Partners IX, L.P., one of the investment funds managed by Yorktown Partners LLC, in exchange for $30.0 million. The holders of Series A convertible preferred stock vote together as a single class with the holders of common stock, with each share of Series A convertible preferred stock having one vote per share, on all matters submitted to a vote of the holders of common stock, except that when the Series A convertible preferred stock and the common stock vote together as a single class, then each holder of shares of Series A convertible preferred stock shall be entitled to the number of votes with respect to such holder’s Series A convertible preferred stock equal to the number of whole shares into which such shares of Series A convertible preferred stock would have been converted under the provisions of the certificate of designations at the conversion price then in effect on the record date for determining stockholders entitled to vote on such matters or, if no record date is specified, as of the date of such vote. See “Description of Capital Stock — Description of Series A Convertible Preferred Stock.” As a result of the transaction, Yorktown Energy Partners IX, L.P. may be deemed to be the beneficial owner of more than 5% of our voting securities.

Membership Interest Purchase Agreement

In December 2011, Armstrong Energy entered into a Membership Interest Purchase Agreement with Armstrong Resource Partners pursuant to which Armstrong Energy agreed to sell to Armstrong Resource Partners, indirectly through contribution of a partial undivided interest in reserves to a limited liability company and transfer of our membership interests in such limited liability company, an additional partial undivided interest in reserves controlled by Armstrong Energy. In exchange for the agreement to sell a partial undivided interest in those reserves, Armstrong Resource Partners paid Armstrong Energy $20.0 million. In addition to the cash paid, certain amounts due by us to Armstrong Resource Partners totaling $5.7 million were forgiven by Armstrong Resource Partners, which resulted in aggregate consideration of $25.7 million. The partial undivided interest in additional reserves must be transferred to Armstrong Resource Partners within 90 days after delivery of the purchase price. This transaction, which closed in March 2012, resulted in the transfer by us of an 11.36% undivided interest in certain of our land and mineral reserves to Armstrong Resource Partners. Armstrong Resource Partners agreed to lease the newly transferred mineral reserves to us on the same terms as the February 2011 lease.

Registration Rights Agreement

In April 2012, Armstrong Energy entered into a registration rights agreement with Yorktown and Armstrong Energy’s existing stockholders, including certain members of Armstrong Energy’s management team, pursuant to which Armstrong Energy granted certain demand and “piggyback” registration rights.

Under the registration rights agreement, Yorktown and the members of our management team who are existing stockholders have the right to require Armstrong Energy to file a shelf registration statement for the public sale of all of the shares of common stock owned by it or them; provided, however, that Armstrong Energy will not have any obligation to file any such shelf registration statement at any time (i) on or before the date that is 12 months after the date the SEC declares the registration statement of which this prospectus forms a part effective, (ii) on or before 90 days after any other underwritten public offering of our equity securities, or (iii) if Armstrong Energy is not otherwise eligible at such time to file such shelf registration statement on Form S-3. In addition, if Armstrong Energy sells any shares of its common stock in a registered underwritten offering, Yorktown and Armstrong Energy’s existing stockholders have the right to include their or its shares in that offering. The underwriters of any such offering will have the right to limit the number of shares to be included in such sale.

Armstrong Energy will pay all expenses relating to any demand or piggyback registration, except for underwriters’ or brokers’ commission or discounts. The securities covered by the registration rights agreement will no longer be registrable under the registration rights agreement if they have been sold to the public either pursuant to a registration statement or under Rule 144 promulgated under the Securities Act.

Concurrent Transactions with Armstrong Resource Partners

Concurrent with this offering of common stock, Armstrong Resource Partners is offering common units pursuant to a separate initial public offering (the “Concurrent ARP Offering”). Armstrong Energy indirectly holds a 0.3% equity interest in Armstrong Resource Partners. See “Business — Our Organizational History.”

If the Concurrent ARP Offering is completed, we expect that the net proceeds received by Armstrong Resource Partners, estimated to be $17.5 million, assuming an offering price of $     per unit, the midpoint of the range set forth on the cover of the prospectus related to the Concurrent ARP Offering, will be used to purchase an additional partial undivided interest in substantially all of the coal reserves and real property owned by us previously subject to the options exercised by Armstrong Resource Partners on February 9, 2011. If the Concurrent ARP Offering is completed, and the net proceeds are applied in this manner, Armstrong Resource Partners, through its subsidiary Western Mineral, will acquire an additional undivided interest as a joint tenant in common with us in the majority of our coal reserves, excluding the Union/Webster Counties reserves, of approximately 8% to 10%, depending on the fair value of the reserves at the time of the acquisition and the net proceeds of the Concurrent ARP Offering. Such interest shall be equal to a fraction, the numerator of which shall be equal to the amount of net proceeds received from the Concurrent ARP Offering described above, and the denominator of which is a dollar amount which we and Armstrong Reserve Partners agree represents the aggregate fair market value of the affected reserves. The closing of the sale, which is conditioned on the closing of the Concurrent ARP Offering, is expected to occur on or before 90 days after Armstrong Resource Partners receives the net proceeds of the Concurrent ARP Offering. See “— Western Diamond and Western Land Coal Reserves Sale Agreement.” In addition, Armstrong Resource Partners’ interest as a joint tenant in common with Armstrong Energy in the majority of Armstrong Energy’s coal reserves could be increased as a result of an additional acquisition through the offset of unpaid deferred royalties owed to Armstrong Resource Partners.

The amount received by us in such purchase is expected to be utilized first to repay a portion of outstanding balance of the Senior Secured Revolving Credit Facility and related accrued interest. Any cash we receive in excess of those amounts will be used by us for working capital purposes. In connection with such purchases, we expect to enter into a financing arrangement with Armstrong Resource Partners to mine the mineral reserves transferred, resulting in the recognition of an obligation of $17.5 million. See “Certain Relationships and Related Party Transactions — Lease Agreements.”

While we expect that Armstrong Resource Partners will consummate the Concurrent ARP Offering concurrently with this offering of common stock, the completion of this offering is not subject to the completion of the Concurrent ARP Offering and the completion of the Concurrent ARP Offering is not subject to the completion of this offering.

This description and other information in this prospectus regarding the Concurrent ARP Offering is included in this prospectus solely for informational purposes. Nothing in this prospectus should be construed as an offer to sell, nor the solicitation of an offer to buy, any common units of Armstrong Resource Partners.

Madisonville Office Lease

Beginning in 2008, pursuant to an oral agreement, Armstrong Coal leased from David R. Cobb, one of our executive officers, and Rebecca K. Cobb, Mr. Cobb’s spouse, certain property to be used by Armstrong Coal as its office space in Madisonville, Kentucky, equipment, furniture, supplies and the use of Mr. Cobb’s employees. Armstrong Coal agreed to pay $4,700 per month in exchange for the leased property, equipment, furniture, supplies and use of employees. On August 1, 2009, Armstrong Coal entered into a written lease agreement with Mr. and Mrs. Cobb regarding the subject matter of the oral agreement. The terms of the written lease were the same as the terms of the prior oral agreement. The lease term ends on July 31, 2012, but automatically renews for additional 12-month periods unless either party gives written notice of termination no later than 30 days prior to the end of the term or a renewal term.

Loans to Executive Officers and Loan Repayment

During the fiscal years ended December 31, 2006 through 2008, our Predecessor entered into certain transactions with J. Hord Armstrong, III, its Chairman and Chief Executive Officer, and Martin D. Wilson, its President and member of its board of managers, pursuant to which our Predecessor loaned Messrs. Armstrong and Wilson money in connection with their purchase of shares of common stock of our Predecessor. In a series of separate transactions, each of Messrs. Armstrong and Wilson executed promissory notes in favor of our Predecessor in connection with his purchase of shares of common stock, as follows:

		Number of Shares	Amount of Loan from
	Date	Purchased(1)	Predecessor

J. Hord Armstrong, III	September 28, 2006	13,825	$250,000
	December 6, 2006	13,825	$250,000
	March 7, 2007	27,650	$500,000
	June 6, 2008	6,913	$125,000
Martin D. Wilson	September 28, 2006	13,825	$250,000
	December 6, 2006	13,825	$250,000
	March 7, 2007	27,650	$500,000

(1)	Assumes a 1-to-1.6727 reverse stock split to be effected prior to the effectiveness of the registration statement of which this prospectus forms a part.

Each of the promissory notes was secured by the shares purchased in each of the transactions, including the shares purchased with cash and those financed by the promissory notes. In addition, each of the promissory notes provided that interest on the unpaid principal balance accrued at 6.00% per annum. Interest was not required to be paid until repayment of the loan.

The largest aggregate amount of principal outstanding and the amount of principal and interest paid on these loans for the periods presented below are as follows:

	Fiscal Year Ended December 31,
(in thousands)	2008	2009	2010

J. Hord Armstrong, III
Largest Aggregate Amount of Principal Outstanding	$1,125	$1,125	$1,125
Amount of Principal Paid	—	—	—
Amount of Interest Paid	—	—	—
Martin D. Wilson
Largest Aggregate Amount of Principal Outstanding	$1,000	$1,000	$1,000
Amount of Principal Paid	—	—	—
Amount of Interest Paid	—	—	—

Effective September 30, 2011, each of Messrs. Armstrong and Wilson entered into a Unit Repurchase Agreement with our Predecessor, pursuant to which our Predecessor repurchased a number of membership units from Messrs. Armstrong and Wilson in full satisfaction of the loans described above. Pursuant to Mr. Armstrong’s Unit Repurchase Agreement, our Predecessor repurchased 46,889 shares of Mr. Armstrong’s common stock in satisfaction of his total outstanding debt as of September 30, 2011 of approximately $1.43 million. Pursuant to Mr. Wilson’s Unit Repurchase Agreement, our Predecessor repurchased 41,989 shares of Mr. Wilson’s common stock in satisfaction of his total outstanding debt as of September 30, 2011 of approximately $1.28 million. Effective September 30, 2011, these loans were repaid in full.

Policies and Procedures for Related Party Transactions

The audit committee must review and approve all transactions between Armstrong Energy and any related person that are required to be disclosed pursuant to Item 404 of Regulation S-K. “Related person” and “transaction” shall have the meanings given to such terms in Item 404 of Regulation S-K, as amended from time to time. In determining whether to approve or ratify a particular transaction, the audit committee will take into account any factors it deems relevant.

DESCRIPTION OF INDEBTEDNESS

In February 2011, we repaid certain promissory notes that were delivered in connection with the acquisition of our coal reserves (see “Business — Our Operational History”) and entered into the Senior Secured Credit Facility, which is comprised of the $100.0 million Senior Secured Term Loan and the $50.0 million Senior Secured Revolving Credit Facility. Of the proceeds from borrowings under the Senior Secured Credit Facility totaling $118.5 million, $115.7 million was used to repay the outstanding promissory notes, which were included in long-term debt obligations as of December 31, 2010. As a result of the repayment of the existing debt obligations, we recognized a gain on extinguishment of debt of approximately $7.0 million in the year ended December 31, 2011. The Senior Secured Term Loan is a five-year term loan that requires principal payments in the amount of $5.0 million each on the first day of each quarter commencing on January 1, 2012 through January 1, 2016, with a final balloon payment due upon maturity on February 9, 2016. Interest payments are also payable quarterly in arrears on the first day of each quarter. The interest rate fluctuates based on our leverage ratio and the applicable interest option elected. The interest rate as of March 31, 2012 was 5.25%. The Senior Secured Revolving Credit Facility provides for quarterly interest payments in arrears that fluctuate on the same terms as our term loan. The Senior Secured Revolving Credit Facility also provides for a commitment fee based on the unused portion of the facility at certain times. As of March 31, 2012, we had $25.0 million outstanding, with $25.0 million available for borrowing under our Senior Secured Revolving Credit Facility. The obligations under the credit agreement are secured by a first lien on substantially all of our assets, including but not limited to certain of our mines, coal reserves and related fixtures. The credit agreement contains certain customary covenants as well as certain limitations on, among other things, additional debt, liens, investments, acquisitions and capital expenditures, future dividends, and asset sales. We incurred approximately $3.3 million in fees related to the new credit agreement which will be amortized over the term of the Senior Secured Term Loan. Armstrong Energy entered into an interest rate swap agreement, effective January 1, 2012, to hedge our exposure to rising interest rates. Pursuant to this agreement, Armstrong Energy is required to make payments at a fixed interest rate of 2.89% to the counterparty on an initial notional amount of $47.5 million (amortizing thereafter) in exchange for receiving variable payments based on the greater of 1.0% or the three-month LIBOR rate, which was 0.478% as of March 31, 2012. This agreement has quarterly settlement dates and matures on February 9, 2016. Armstrong Resource Partners is a co-borrower under the Senior Secured Term Loan and guarantor under the Senior Secured Credit Revolving Facility and the Senior Secured Term Loan, and substantially all of its assets are pledged to secure borrowings under the Senior Secured Credit Facility.

On July 1, 2011, we entered into the First Amendment to our Senior Secured Credit Facility which, among other things, amended the provisions of the loan documents so as to permit an offering of our securities and the completion of the Reorganization. The amendment also made certain changes to our financial covenants, including our maximum leverage ratio. In addition, our interest rate increased to 5.75%, which can be reduced in future periods to the extent our results improve. We incurred approximately $1.1 million of fees related to this amendment, which will be amortized over the remaining term of the Senior Secured Term Loan. We entered into the Second Amendment to our Senior Secured Credit Facility on September 29, 2011, pursuant to which restrictions to the consummation of this offering were eliminated. Additionally, on December 29, 2011, we entered into the Third Amendment to our Senior Secured Credit Facility which, among other things, amended the provisions of the loan documents so as to permit the acquisition of additional coal reserves. On February 8, 2012, we entered into the Fourth Amendment to our Senior Secured Credit Facility which, among other things, amended the provisions of the loan documents so as to modify the consolidated EBITDA threshold, eliminate the minimum fixed charge coverage ratio, add a minimum interest coverage ratio beginning in 2013 and make certain changes to our financial covenants, including our maximum leverage ratio and our minimum consolidated EBITDA. In connection with entry into the Third and Fourth Amendments to the Senior Secured Credit Facility, we paid fees in the aggregate amount of $1.125 million.

In 2009 and 2010, Armstrong Energy borrowed an aggregate principal amount of $44.1 million from Armstrong Resource Partners. The borrowings were evidenced by promissory notes in favor of Armstrong Resource Partners in the principal amounts of $11.0 million on November 30, 2009, $9.5 million on March 31, 2010, $12.6 million on May 31, 2010 and $11.0 million on November 30, 2010, respectively. The promissory notes had a fixed interest rate of 3%. In addition, contingent interest equal to 7% of revenue would be accrued to the extent it exceeds the fixed interest amount. No payments of principal or interest were due until the earliest of May 31, 2014, or the 91st day after the secured promissory notes had been paid in full. The proceeds of those loans were used to satisfy various installment payments required by the promissory notes referred to above. In consideration for Armstrong Resource Partners making the loans Armstrong Energy granted to Armstrong Resource Partners a series of options to acquire an undivided interest in the coal reserves acquired by us in the above transactions, excluding the Webster/Union Counties reserves. On February 9, 2011, Armstrong Resource Partners exercised its option to acquire an interest in those reserves in satisfaction of the loans it had made to Armstrong Energy. In connection with that exercise, Armstrong Resource Partners paid an additional $5.0 million in cash and agreed to offset $12.0 million in accrued advance royalty payments owed by Armstrong Energy to Armstrong Resource Partners, relating to the lease of the Elk Creek Reserves, to acquire an additional partial undivided interest in certain of the coal reserves held by Armstrong Energy in Muhlenberg and Ohio Counties at fair market value. As a result, Armstrong Resource Partners obtained a 39.45% undivided interest as a joint tenant in common with Armstrong Energy’s subsidiaries in certain of our coal reserves. Simultaneous with this transaction, Armstrong Energy entered into a lease agreement with a subsidiary of Armstrong Resource Partners to mine the acquired mineral reserves. The lease has a term of 10 years that can be extended for additional periods until all the respective merchantable and mineable coal is removed. The lease transaction has been accounted for as a financing arrangement due to Armstrong Energy’s continuing involvement in the land and mineral reserves transferred. This has resulted in the recognition of an initial obligation of $69.5 million by Armstrong Energy, which will be amortized through 2031 at an annual rate of 7% of the estimated gross revenue generated from the sale of the coal originating from the leased mineral reserves.

In December 2011, Armstrong Energy entered into a Membership Interest Purchase Agreement with Armstrong Resource Partners pursuant to which Armstrong Energy agreed to sell to Armstrong Resource Partners, indirectly through contribution of a partial undivided interest in reserves to a limited liability company and transfer of our membership interests in such limited liability company, an additional partial undivided interest in reserves controlled by us. In exchange for the agreement to sell a partial undivided interest in those reserves, Armstrong Resource Partners paid Armstrong Energy $20.0 million. In addition to the cash paid, certain amounts due by us to Armstrong Resource Partners totaling $5.7 million were forgiven by Armstrong Resource Partners, which resulted in aggregate consideration of $25.7 million. This transaction, which closed in March 2012, resulted in the transfer by Armstrong Energy of an 11.36% undivided interest in certain of its land and mineral reserves to Armstrong Resource Partners. Armstrong Resource Partners agreed to lease the newly transferred mineral reserves to Armstrong Energy on the same terms as the February 2011 lease. Due to Armstrong Energy’s continuing involvement in the mineral reserves, this transaction will be accounted for as an additional financing arrangement and an additional long-term obligation to Armstrong Resource Partners will be recognized in the first quarter of 2012. The effective interest rate of the obligation, adjusted for the additional transfer of land and mineral reserves and updated for the current mine plan, is 10.3%. Armstrong Energy used the cash proceeds of this transaction to fund the Muhlenberg County and Ohio County reserve acquisitions described above. As of March 31, 2012, the outstanding principal balance of the long-term obligations to Armstrong Resource Partners was $96.6 million.

In January 2012, in connection with entry into the Fourth Amendment to our Senior Secured Credit Facility, we sold 300,000 shares of Series A convertible preferred stock to Yorktown in exchange for $30.0 million. We used the proceeds of the sale to repay a portion of our outstanding borrowings under the Senior Secured Revolving Credit Facility and for general corporate purposes. See “Description of Indebtedness.”

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based upon our amended and restated certificate of incorporation, our bylaws, the certificate of designations for the shares of Series A convertible preferred stock and applicable provisions of law, in each case as currently in effect. This discussion does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation, our bylaws and the certificate of designation for the shares of Series A preferred stock, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

Upon the closing of this offering, our authorized capital stock will consist of (i) 70,000,000 shares of common stock, par value $0.01 per share, of which 17,552,903 shares will be issued and outstanding, and (ii) 1,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding. As of May 1, 2012, prior to the conversion of the Series A preferred stock, we had 11,416,151 outstanding shares of common stock, held of record by 13 stockholders, and 300,000 outstanding shares of Series A preferred stock, held of record by one stockholder.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certification of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Description of Series A Convertible Preferred Stock

The certificate of designations for the Series A convertible preferred stock authorizes 300,000 shares of Series A convertible preferred stock, all of which are outstanding as of May 1, 2012. There are no sinking fund provisions applicable to our Series A convertible preferred stock. All outstanding shares of Series A convertible preferred stock are fully paid and non-assessable.

•	Ranking. As described more fully below, the Series A convertible preferred stock ranks senior with respect to liquidation preference to any “Junior Securities,” which means the common stock, any preferred stock other than the Series A convertible preferred stock, and any other class or series of stock that we may issue.

•	Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, a holder of Series A convertible preferred stock will be entitled to receive, before any distribution or payment is made to any holders of Junior Securities, an amount in cash equal to $100 per share of Series A convertible preferred stock held by such holder.

•	Dividends. Holders of the Series A convertible preferred stock are not entitled to the payment of any dividends by the Company.

•	Conversion. Upon the closing of this offering, all of the outstanding shares of Series A convertible preferred stock will automatically and without further action required by any person convert into that number of shares of common stock equal of the quotient obtained by dividing (i) $100 times the number of shares of Series A convertible preferred stock outstanding, by (ii) (a) the initial public offering price per share, less any underwriting discount per share, of common stock sold in this offering, as reflected in this prospectus on or immediately prior to the closing of this offering (the “IPO Price”), minus (b) a Discount Amount. The Discount Amount shall be determined by multiplying the IPO Price by a percentage equal to the difference between (x) 100% and (y) the fraction, expressed as a percentage, the numerator of which is $300 million and the denominator of which is the IPO Valuation Amount; provided, however, that if the IPO Valuation amount is $300 million or less, the Discount Amount shall be zero. For this purpose, the IPO Valuation Amount means an amount determined by multiplying the IPO Price by the total number of shares of common stock issued and outstanding as of the date of the execution and delivery of the underwriting agreement relating to this offering and assuming the conversion in full of the Series A convertible preferred stock at the IPO Price minus the Discount Amount.

•	Voting. The holders of Series A convertible preferred stock shall vote together as a single class with the holders of common stock, with each share of Series A convertible preferred stock having one vote per share, on all matters submitted to a vote of the holders of common stock, except that when the Series A convertible preferred stock and the common stock shall vote together as a single class, then each holder of shares of Series A convertible preferred stock shall be entitled to the number of votes with respect to such holder’s Series A convertible preferred stock equal to the number of whole shares into which such shares of Series A convertible preferred stock would have been converted under the provisions of the certificate of designations at the conversion price then in effect on the record date for determining stockholders entitled to vote on such matters or, if no record date is specified, as of the date of such vote. In addition, so long as any Series A convertible preferred stock remains outstanding, the holders of a majority of the Series A convertible preferred stock must approve, voting separately as a class:

•	Any amendment to our certificate of incorporation, including any certificate of designations or bylaws that would affect adversely the rights, preferences, privileges or voting rights of holders of the Series A convertible preferred stock or the terms of the Series A convertible preferred stock;

•	Any proposed issuance of capital stock that ranks pari passu or senior to the Series A convertible preferred stock, or any proposed issuance of any securities other than Series A convertible preferred stock which are required to be redeemed by the Company at any time that any shares of Series A convertible preferred stock are outstanding; or

•	Any increase in the number of authorized shares of capital stock of the Company, except as specifically required in the certificate of designations.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Certificate of Incorporation, Bylaws and Delaware Law

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation and Bylaws

•	Classified Board of Directors. Our amended and restated certificate of incorporation provides that our board of directors be divided into three classes. Each class of directors serves a three-year term.

•	Removal of Directors; Vacancies. Our bylaws provide that a director may be removed from office by the stockholders only for cause and only in the manner provided in the amended and restated certificate of incorporation. A vacancy on the board of directors may be filled only by a majority of the directors then in office.

•	Calling of Special Meetings of Stockholders. The bylaws provide that special meetings of the stockholders may be called only by the chairman of the board, our chief executive officer, president or secretary after receipt of the request of a majority of the total number of directors that we would have if there were no vacancies.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated certificate of incorporation and bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations properly brought before the annual meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting, (ii) otherwise properly brought before the annual meeting by the presiding officer or by or at the director of a majority of the board of directors, or (iii) otherwise properly requested to be brought by a stockholder who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting, and who has given our secretary timely written notice in proper form, of the stockholder’s intention to bring that business before the meeting.

•	Amendment of Bylaws. Our bylaws can only be amended by the board of directors or by the affirmative vote of the holders of at least 80% of the outstanding common stock, voting together as a single class.

Opt-Out of Section 203 of the Delaware General Corporation Law (“DGCL”).  We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL. Section 203 prohibits a person who acquires more than 15% but less than 85% of all classes of our outstanding voting stock without the approval of our board of directors from thereafter merging or combining with us for a period of three years, unless such merger or combination is approved by both a two-thirds vote of the shares not owned by such person and our board of directors. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation and bylaws also permit us to purchase insurance on behalf of any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certification of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Renunciation of Interest and Expectancy in Certain Corporate Opportunities

Our certificate of incorporation provides that we will renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to (i) members of our board of directors who are not our employees, (ii) their respective employers and (iii) affiliates of the foregoing (other than us and our subsidiaries), other than opportunities expressly presented to such directors solely in their capacity as our director. This provision will apply even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Furthermore, no such person will be liable to us for breach of any fiduciary duty, as a director or otherwise, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity. None of such persons or entities will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

For example, affiliates of our non-employee directors may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested or advise, in which case we may not become aware of or otherwise have the ability to pursue such opportunities. Further, such businesses may choose to compete with us for these opportunities. As a result, our renouncing our interest and expectancy in any business opportunity that may be, from time to time, presented to such persons or entities could adversely impact our business or prospects if attractive business opportunities are procured by such persons or entities for their own benefit rather than for ours.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could materially and adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon completion of this offering, we will have 17,552,903 shares of common stock outstanding. Of these shares of common stock, the      shares of common stock being sold in this offering will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 13,552,903 shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 of the Securities Act, which is summarized below. Taking into account the lock-up agreements described below and the provisions of Rule 144, additional shares of our common stock will be available for sale in the public market as follows:

•	254,254 shares subject to the lock-up agreements will be eligible for sale at various times beginning 30 days after the date of this prospectus pursuant to Rule 144;

•	13,298,649 shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rule 144; and

•	Certain shares of common stock purchased by our affiliates, including certain employees and directors, in this offering pursuant to the directed share program, if any, will be available for sale at various times after the date of this prospectus pursuant to Rule 144.

Rule 144

The availability of Rule 144 will vary depending on whether shares of our common stock are restricted and whether they are held by an affiliate or a non-affiliate. For purposes of Rule 144, a non-affiliate is any person or entity that is not our affiliate at the time of sale and has not been our affiliate during the preceding three months.

In general, under Rule 144, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an affiliate who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell within any three-month period any number of such shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 175,529 shares immediately after consummation of this offering; or

•	the average weekly trading volume of our common stock on the open market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

In addition, any sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Our affiliates must comply with all the provisions of Rule 144 (other than the six-month holding period requirement) in order to sell shares of our common stock that are not restricted securities, such as shares acquired by our affiliates either in this offering or through purchases in the open market following this offering. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, an issuer.

Similarly, once we have been a reporting company for at least 90 days, a non-affiliate who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell those shares without complying with the volume limitation, manner of sale and notice provisions of Rule 144, provided that certain public information is available. Furthermore, a non-affiliate who has beneficially owned our shares of restricted common stock for at least one year will not be subject to any restrictions under Rule 144 with respect to such shares, regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Lock-Up Agreements

We and our officers, directors and holders of all of our common stock have agreed with the underwriters not to offer, pledge, sell or contract to sell or otherwise, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period continuing through the date that is 180 days, or 30 days in the case of shareholders other than our executive officers or directors or affiliates of Yorktown (in each case, subject to extension) after the date of this prospectus, except with the prior written consent of Raymond James & Associates, Inc. and FBR Capital Markets & Co., on behalf of the underwriters. See “Underwriting.” Raymond James & Associates, Inc. and FBR Capital Markets & Co. may release any of the securities subject to these lock-up agreements at any time without notice.

Any participants in the directed share program will be subject to a 180-day lock-up with respect to any common stock sold to them pursuant to the program. This lock-up will have similar terms and conditions as described above. Any common stock sold in the directed share program to our directors or executive officers shall be subject to the lock-up agreement described above.

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold 13,552,903 shares of our common stock, representing about 77.2% of our outstanding shares of common stock after giving effect to this offering.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with shares of our common stock that are held as a capital asset (generally property held for investment).

A “non-U.S. holder” means a beneficial owner of common stock (other than a partnership or entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and United States Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are an investor subject to special treatment under the United States federal income tax laws such as (without limitation):

•	United States expatriates;

•	stockholders that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	stockholders who hold our common stock as a result of a constructive sale;

•	stockholders who acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	stockholders that are partnerships or entities treated as partnerships for United States federal income tax purposes or other pass-through entities or owners thereof;

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities or foreign currencies; and

•	traders in securities that mark-to-market.

Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the Code.

If a partnership (including an entity that is classified as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity that is classified as a partnership for United States federal income tax purposes holding shares of our common stock, you should consult your tax advisors.

We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of shares of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

If we make distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “Gain on Disposition of Common Stock” below. Any dividends paid to a non-U.S. holder of shares of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must (a) provide us with IRS Form W-8BEN (or applicable substitute or successor form) properly certifying, under penalty of perjury, eligibility for the reduced rate, or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) generally are not subject to the withholding tax. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide us with an IRS Form W-8ECI (or applicable substitute or successor form) properly certifying, under penalty of perjury, eligibility for such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Any gain realized on the disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the period that the non-U.S. holder has held our common stock or the five-year period ending on the date that the non-U.S. holder disposes of our common stock.

Unless an applicable income tax treaty provides otherwise, a non-U.S. holder who has gain that is described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or other taxable disposition under regular graduated United States federal income tax rates in the same manner as if it were a United States person as defined under the Code. In addition, a non-U.S. holder described in the first bullet point immediately above that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits that are not reinvested in its United States trade or business or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder who is described in the second bullet point immediately above will be subject to a flat 30% tax on the gain recognized from the sale or other taxable disposition (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by certain United States-source capital losses.

With respect to the third bullet point, we have determined that we are, and will continue to be, a “United States real property holding corporation” for United States federal income tax purposes. However, if shares of our common stock are regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of the shares of our common stock will be subject to United States federal income tax on the disposition of shares of our common stock. If shares of our common stock are not regularly traded on an established securities market, all non-U.S. holders will be subject to United States federal income tax on disposition of shares of our common stock.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Federal Estate Tax

Shares of our common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore, may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under recently enacted legislation and administrative guidance, the relevant withholding agent may be required to withhold 30% of any dividends paid after December 31, 2013 and the proceeds of a sale of shares of our common stock paid after December 31, 2014 to (1) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (2) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of our common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in shares of our common stock with the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of a Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, any employee benefit plan, consult with their counsel to determine whether such employee benefit plan, IRA or other arrangement is subject to Title I of ERISA, Section 4975 of the Code or any Similar Laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock set forth opposite their names below:

Number of Shares of
Name of Underwriter	Common Stock

Raymond James & Associates, Inc.
FBR Capital Markets & Co.
Stifel, Nicolaus & Company, Incorporated

Total

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial market; and

•	we deliver customary closing documents and legal opinions to the underwriters.

The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the option to purchase additional shares of common stock described below. The underwriting agreement also provides that if any underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $      per share. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $      per share. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the public offering price and other selling terms. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them. The underwriters reserve the right to reject an order for the purchase of shares of common stock in whole or in part.

Option to Purchase Additional Common Stock

We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of     additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise the option to purchase additional shares of common stock only to cover over-allotments made in connection with the sale of common stock offered in this offering.

Discounts and Expenses

The following table shows the amount per share of common stock and total underwriting discounts we will pay to the underwriters (dollars in thousands, except per share amounts). The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

		Total Without	Total With
		Over-Allotment	Over-Allotment
	Per Share	Exercise	Exercise

Price to the public
Underwriting discount and commissions
Proceeds to us (before offering expenses)

The expenses of this offering that are payable by us are estimated to be $2.0 million.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities that may arise in connection with the offering, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-Up Agreements

Subject to specified exceptions, we, our directors, executive officers and stockholders have agreed with the underwriters, for a period of 180 days, or 30 days in the case of shareholders other than our executive officers or directors or affiliates of Yorktown (in each case, subject to extension), after the date of this prospectus (such period, as applicable, the “restricted period”), without the prior written consent of Raymond James & Associates, Inc. and FBR Capital Markets & Co.:

•	not to offer for sale, pledge, sell or contract to sell or otherwise dispose of the common stock;

•	not to grant or sell any option or contract to purchase any of the common stock;

•	not to file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of common stock or participate in any such registration, including under this registration statement; and

•	not to enter into any swap or any other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of or otherwise transfer or dispose of, directly or indirectly, any of the common stock.

These agreements also prohibit us from entering into any of the foregoing transactions with respect to any securities that are convertible into or exchangeable for the common stock or with respect to us, to publicly disclose the intention to do the foregoing transactions.

Raymond James & Associates, Inc. and FBR Capital Markets & Co. may, in its discretion and at any time, release all or any portion of the securities subject to these agreements. Raymond James & Associates, Inc. and FBR Capital Markets & Co. do not have any present intent or any understanding to release all or any portion of the securities subject to these agreements.

The restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material event.

Any participants in the directed share program will be subject to a 180-day lock-up with respect to any common stock sold to them pursuant to the program. This lock-up will have similar terms and conditions as described above. Any common stock sold in the directed share program to our directors or executive officers shall be subject to the lock-up agreement described above.

Stabilization

Until this offering is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase the common stock. As an exception to these rules, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. Stabilizing transactions may include making short sales of shares of common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

Each underwriter may close out any covered short position either by exercising its option to purchase additional shares of common stock, in whole or in part, or by purchasing common stock in the open market. In making this determination, each underwriter will consider, among other things, the price of common stock available for purchase in the open market compared to the price at which the underwriter may purchase shares of common stock pursuant to the option to purchase additional shares of common stock.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of common stock in the open market to cover the position.

As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them without notice at any time. The underwriters may carry out these transactions on Nasdaq or otherwise.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 10% of the common stock offered hereby for officers, directors, employees and certain other persons associated with us and with whom we do business. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved common stock. Any reserved common stock not so purchased will be offered by the underwriters to the general public on the same basis as the other common stock offered hereby. The participants in this program have entered into lock-up agreements. See “— Lock-Up Agreements.”

Discretionary Accounts

The underwriters may confirm sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority but do not expect those sales to exceed 5% of the total shares of commons stock offered by this prospectus.

Listing

We have applied to list our common stock on Nasdaq under the symbol “ARMS.” There is no assurance that this application will be approved.

Determination of Initial Offering Price

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Neither we nor the underwriters can assure investors that an active market will develop for our common stock or that shares will trade in the public market at or above the initial public offering price.

Electronic Prospectus

A prospectus in electronic format may be available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriters, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriters’ website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (Corporations Act);

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

(iii)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance.

(b)	you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

CONFLICTS OF INTEREST

The underwriters and their affiliates may provide, in the future, investment banking, financial advisory or other financial services for us and our affiliates, for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for such financial services.

The underwriters are also expected to be underwriters in connection with the Concurrent ARP Offering and may receive certain discounts, commissions and fees in connection therewith.

Raymond James Bank, FSB, an affiliate of Raymond James & Associates, Inc., one of the underwriters in this offering, is expected to receive more than 5% of the net proceeds of this offering in connection with the repayment of our Senior Secured Term Loan and our Senior Secured Revolving Credit Facility. See “Use of Proceeds.” Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards to participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. FBR Capital Markets & Co. has agreed to act as a “qualified independent underwriter” within the meaning of FINRA Rule 5121 in connection with this offering. FBR Capital Markets & Co. will not receive any additional compensation for acting as a qualified independent underwriter. Raymond James & Associates, Inc. will not confirm sales of the securities to any account over which it exercises discretionary authority without the prior written approval of the customer.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain legal matters in connection with this offering will be passed upon for us by Armstrong Teasdale LLP. The validity of the shares of common stock will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

COAL RESERVES

The information appearing in, and incorporated by reference in, this prospectus concerning our estimates of proven and probable coal reserves at December 31, 2011 were prepared by Weir International, Inc., an independent mining and geological consultant.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Armstrong Energy, Inc. and subsidiaries (formerly Armstrong Land Company, LLC and subsidiaries) as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 appearing in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing in this prospectus, and are included in reliance upon such report given on their authority as experts in accounting and auditing.

CHANGE IN AUDITOR

Prior to engaging Ernst & Young as our independent registered public accounting firm, KPMG LLP was engaged as our Predecessor’s independent registered public accounting firm to audit our Predecessor’s financial statements for the fiscal year ended December 31, 2008. In February 2010, the board of managers of our Predecessor dismissed KPMG LLP as our Predecessor’s independent registered public accounting firm.

KPMG LLP’s report on our Predecessor’s financial statements for the fiscal year ended December 31, 2008 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. We have not included KPMG’s report in this prospectus. KPMG LLP was not engaged as the principal accountant to audit our Predecessor’s financial statements for the fiscal year ended December 31, 2010 or 2009, and therefore, did not issue a report on such financial statements. Furthermore, during the fiscal year ended December 31, 2008 and the subsequent period through February 2010, (i) there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our Predecessor’s financial statements for such period; and (ii) there were no reportable events described in Item 304(a)(1)(v) of Regulation S-K, except that KPMG LLP advised our Predecessor of the material weakness described herein. KPMG LLP identified several audit adjustments. As a result of these adjustments and KPMG LLP’s interaction with our Predecessor’s former controller, KPMG LLP believed that our Predecessor lacked an adequately trained finance and accounting controller with appropriate GAAP expertise. In KPMG LLP’s opinion, this resulted in an ineffective internal review of technical accounting matters, overall financial statement presentation and disclosure, resulting in a material weakness in internal controls as of December 31, 2008. Our Predecessor terminated the former controller and hired a new controller in 2009.

On March 4, 2010, our Predecessor’s board of managers appointed Ernst & Young LLP as our new independent registered public accounting firm. Ernst & Young LLP audited our Predecessor’s financial statements for the fiscal years ended December 31, 2009 and 2010 and has been engaged as our independent registered public accounting firm for our fiscal year ending December 31, 2011. During our two most recent fiscal years, we did not consult with Ernst & Young LLP with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Notwithstanding the 2010 appointment of Ernst & Young LLP as our Predecessor’s new independent registered public accounting firm, on June 4, 2010, our Predecessor’s board of managers engaged Grant Thornton LLP solely to re-audit our Predecessor’s financial statements for the fiscal year ended December 31,

2008. Our Predecessor was unable to engage Ernst & Young LLP to re-audit the 2008 financial statements due to the fact that Ernst & Young LLP performed certain consulting services for our Predecessor during 2008 and, therefore, would not have been deemed to be independent. During our two most recent fiscal years, we did not consult with Grant Thornton LLP with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

On July 31, 2010, following Grant Thornton LLP’s completion of the 2008 audit, the board of managers of our Predecessor dismissed Grant Thornton LLP. Grant Thornton LLP’s report on our Predecessor’s financial statements for the fiscal year ended December 31, 2008 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. Grant Thornton LLP was not engaged as the principal accountant to audit our Predecessor’s financial statements for the fiscal year ended December 31, 2010 or 2009, and therefore, did not issue a report on such financial statements. Furthermore, during the fiscal year ended December 31, 2008 and the subsequent period through July 31, 2010, (i) there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our Predecessor’s financial statements for such period; and (ii) there were no reportable events described in Item 304(a)(1)(v) of Regulation S-K.

We provided KPMG LLP and Grant Thornton LLP with a copy of the foregoing disclosure prior to its filing with the SEC and requested that each of KPMG LLP and Grant Thornton LLP furnish us with a letter addressed to the SEC stating whether or not each of them agrees with the above statements and, if not, stating the respects in which it does not agree. Grant Thornton LLP’s and KPMG LLP’s letters to the SEC are filed as Exhibits 16.1 and 16.2, respectively, to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this Prospectus is a part, on Form S-1 with the SEC relating to this offering. This Prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this Prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings will also be available to the public on, or accessible through, our corporate web site at www.armstrongcoal.com. The information contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. You may also request a copy of these filings, at no cost, by writing to us at Armstrong Energy, Inc., 7733 Forsyth Boulevard, Suite 1625, St. Louis, Missouri 63105, Attention: Senior Vice President, Finance and Administration and Chief Financial Officer or telephoning us at (314) 727-8202.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file with or furnish to the SEC periodic reports, proxy and information statements and other information. Such annual, quarterly and current reports; proxy and information statements; and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended December 31. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm and will post on our website our quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Armstrong Energy, Inc. and Subsidiaries (formerly
Armstrong Land Company, LLC and Subsidiaries)

We have audited the accompanying consolidated balance sheets of Armstrong Energy, Inc. and Subsidiaries (formerly Armstrong Land Company, LLC and Subsidiaries) (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

St. Louis, Missouri
March 7, 2012, except for the retrospective adoption of amendments to the accounting standard relating to the reporting and display of comprehensive income as described in Note 2, as to which the date is May 30, 2012
/s/ Ernst & Young LLP

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

CONSOLIDATED BALANCE SHEETS
 (Dollars in thousands)

	December 31,
	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$19,580	$8,101
Accounts receivable	22,506	13,927
Inventories	11,409	13,011
Prepaid and other assets	4,260	1,357

Total current assets	57,755	36,396
Property, plant, equipment, and mine development, net	417,603	425,719
Investment in related party	708	—
Investment in RAM Terminal	2,470	—
Intangible assets, net	1,305	2,037
Other non-current assets	28,067	13,886

Total assets	$507,908	$478,038

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$35,442	$18,681
Accrued and other liabilities	14,638	9,322
Current portion of capital lease obligations	4,347	3,802
Current maturities of long-term debt	33,957	1,686

Total current liabilities	88,384	33,491
Long-term debt, less current maturities	125,752	122,310
Long-term obligation to related party	71,047	—
Related party payable	25,700	—
Asset retirement obligations	17,131	13,249
Long-term portion of capital lease obligations	9,707	12,073
Other non-current liabilities	2,049	234

Total liabilities	339,770	181,357
Stockholders’ equity:
Common stock, $0.01 par value, 70,000,000 shares authorized, 19,095,763 shares and 19,110,500 shares issued and outstanding as of December 31, 2011 and 2010, respectively	191	191
Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of December 31, 2011 and 2010, respectively	—	—
Additional paid-in-capital	208,044	204,888
Accumulated deficit	(38,250)	(34,274)
Accumulated other comprehensive income	(1,862)	—

Armstrong Energy, Inc.’s equity	168,123	170,805
Non-controlling interest	15	125,876

Total stockholders’ equity	168,138	296,681

Total liabilities and stockholders’ equity	$507,908	$478,038

See accompanying notes to consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

CONSOLIDATED STATEMENTS OF OPERATIONS
 (Dollars in thousands, except per share amounts)

	Year Ended December 31,
	2011	2010	2009

Revenue	$299,270	$220,625	$167,904
Costs and expenses:
Operating costs and expenses, exclusive of items shown separately below	221,597	151,838	127,886
Depreciation, depletion, and amortization	27,661	18,892	12,480
Asset retirement obligation expenses	4,005	3,087	1,984
Selling, general, and administrative expenses	38,072	27,656	24,336

Operating income	7,935	19,152	1,218
Other income (expense):
Interest income	145	198	169
Interest expense	(10,839)	(11,070)	(12,651)
Other income (expense), net	(178)	(111)	819
Gain on deconsolidation	311	—	—
Gain on extinguishment of debt	6,954	—	—

Income (loss) before income taxes	4,328	8,169	(10,445)
Income taxes	856	—	—

Net income (loss)	3,472	8,169	(10,445)
Less: income (loss) attributable to non-controlling interest	7,448	3,351	(1,730)

Net income (loss) attributable to common stockholders	$(3,976)	$4,818	$(8,715)

Net income (loss) per share attributable to common stockholders:
Basic and diluted	$(0.21)	$0.25	$(0.50)

See accompanying notes to consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (Dollars in thousands)

	Year Ended December 31,
	2011	2010	2009

Net income (loss)	$3,472	$8,169	$(10,445)
Other comprehensive income:
Unrealized loss on derivatives arising during the period, net of tax of zero	(1,862)	—	—

Comprehensive income (loss)	1,610	8,169	(10,445)
Less: Comprehensive income (loss) attributable to non-controlling interests	7,448	3,351	(1,730)

Comprehensive income (loss) attributable to common stockholders	$(5,838)	$4,818	$(8,715)

See accompanying notes to consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
 (Amounts in thousands)

					Accumulated
	Stockholders’ Equity				Other		Total
	Common		Additional	Accumulated	Comprehensive	Non-Controlling	Stockholders’
	Stock	Amount	Paid-in-Capital	Deficit	Income (Loss)	Interest	Equity

Balance at December 31, 2008	13,995	$140	$149,619	$(30,377)	$—	$49,549	$168,931
Issuance of common stock	5,116	51	55,124	—	—	—	55,175
Stock compensation expense	—	—	66	—	—	—	66
Minority contributions	—	—	—	—	—	41,606	41,606
Net loss	—	—	—	(8,715)	—	(1,730)	(10,445)

Balance at December 31, 2009	19,111	191	204,809	(39,092)	—	89,425	255,333
Issuance of common stock	—	—	—	—	—	—	—
Stock compensation expense	—	—	79	—	—	—	79
Minority contributions	—	—	—	—	—	33,100	33,100
Net income	—	—	—	4,818	—	3,351	8,169

Balance at December 31, 2010	19,111	191	204,888	(34,274)	—	125,876	296,681
Comprehensive income:
Net income (loss)	—	—	—	(3,976)	—	7,448	3,472
Decrease in fair value of cash flow hedge, net of tax of $0	—	—	—	—	(1,862)	—	(1,862)

Comprehensive income							1,610
Stock compensation expense	—	—	450	—	—	—	450
Shares issued under employee plan	19	—	—	—	—	—	—
Minority contributions	—	—	—	—	—	5,000	5,000
Deconsolidation of non-controlling interest	—	—	—	—	—	(137,968)	(137,968)
Acquisition of non-controlling interest	74	1	472	—	—	(341)	132
Issuance of common to stock non-employees	41	—	217	—	—	—	217
Repayment of non-recourse notes	—	—	1,083	—	—	—	1,083
Repurchase of common stock	(149)	(1)	934	—	—	—	933

Balance at December 31, 2011	19,096	$191	$208,044	$(38,250)	$(1,862)	$15	$168,138

See accompanying notes to consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Dollars in thousands)

	Year Ended December 31,
	2011	2010	2009

Operating activities
Net income (loss)	$3,472	$8,169	$(10,445)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Non-cash stock compensation expense	1,383	79	66
Non-cash charge related to non-recourse notes	217	—	—
Depreciation, depletion, and amortization	27,661	18,892	12,480
Amortization of debt issuance costs	668	—	—
Asset retirement obligations	4,005	3,932	2,439
Loss from equity affiliate	8	—	—
Loss (gain) on sale of property, plant, and equipment	123	(68)	(7)
Gain on extinguishment of debt	(6,954)	—	—
Gain on deconsolidation	(311)	—	—
Interest on long-term obligations	1,762	12,593	2,675
Change in working capital accounts:
(Increase) decrease in accounts receivable	(8,579)	4,961	(11,357)
(Increase) decrease in inventories	1,602	(7,237)	(3,028)
Increase in prepaid and other assets	(2,444)	(218)	(242)
(Increase) decrease in other non-current assets	1,907	(3,883)	(858)
Increase in accounts payable and accrued and other liabilities	21,379	1,328	11,384
Increase (decrease) in other non-current liabilities	2,275	(1,355)	(53)

Net cash provided by operating activities	48,174	37,194	3,054
Investing activities
Cash decrease due to deconsolidation	(155)	—	—
Investment in property, plant, equipment, and mine development	(73,627)	(41,755)	(62,476)
Investment in RAM Terminal	(2,470)	—	—
Proceeds from sale of fixed assets	425	—	—

Net cash used in investing activities	(75,827)	(41,755)	(62,476)
Financing activities
Payment on capital lease obligation	(4,115)	(3,692)	(2,824)
Payments of long-term debt	(118,170)	(33,343)	(29,103)
Proceeds from long-term debt	100,000	—	—
Borrowings under revolving credit agreement	40,000	—	—
Proceeds from financing obligation with ARP	20,000	—	—
Payment of financing costs and fees	(4,798)	—	—
Proceeds from repayment of non-recourse notes	1,083	—	—
Proceeds from the acquisition of non-controlling interest	132	—	—
Member contributions	—	—	55,175
Minority contributions	5,000	33,100	41,606

Net cash provided by (used in) financing activities	39,132	(3,935)	64,854

Net increase (decrease) in cash and cash equivalents	11,479	(8,496)	5,432
Cash and cash equivalents, at beginning of year	8,101	16,597	11,165

Cash and cash equivalents, at end of year	$19,580	$8,101	$16,597

	Year Ended December 31,
	2011	2010	2009
Supplemental cash flow information:
Cash paid for interest	$17,172	$30,440	$12,877
Cash paid for income taxes	1,004	—	—
Non-cash transactions:
Investment in property, plant, and equipment; mine development; and intangibles acquired with debt	18,927	2,638	—
Assets acquired by capital lease	2,296	1,951	5,689
Common stock acquisitions financed	452	—	125
Interest on long-term obligations	1,276	12,593	2,675

See accompanying notes to consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1.	DESCRIPTION OF BUSINESS AND ENTITY STRUCTURE

Armstrong Energy, Inc. (formerly Armstrong Land Company, LLC) (AE) and subsidiaries (collectively, the Company) commenced business on September 19, 2006 (inception), for the purpose of owning and operating coal reserves (also referred to as mineral rights) and production assets. As of December 31, 2011, all subsidiaries are majority owned. The Company is a diversified producer of low chlorine, high sulfur thermal coal from the Illinois Basin, operating both surface and underground mines. The Company is majority owned by investment funds managed by Yorktown Partners LLC (Yorktown). AE, which is headquartered in St. Louis, Missouri, markets its coal primarily to electric utility companies as fuel for their steam-powered generators. As of December 31, 2011, the Company had approximately 807 employees, none of whom are under a collective bargain arrangement.

In August 2011, Armstrong Resources Holdings, LLC merged with and into Armstrong Energy, Inc., which subsequently changed its name to Armstrong Energy Holdings, Inc., a wholly owned subsidiary of Armstrong Land Company, LLC (ALC). Subsequently, ALC adopted a Plan of Conversion (the Plan), which resulted in ALC being converted to a C-corporation named Armstrong Land Company, Inc. (ALCI) effective October 1, 2011. Also, effective October 1, 2011, the Plan authorized the conversion of each issued and outstanding membership unit of ALC into 9.25 shares of common stock of AE. Concurrent with the effectiveness of the Plan, ALCI changed its name to Armstrong Energy, Inc. (collectively, the Reorganization).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Factors Affecting Comparability

Certain prior year amounts have been reclassified to conform to current year presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of AE and its wholly and majority-owned subsidiaries. All significant intercompany balances and transactions were eliminated.

Prior to September 30, 2011, the Company consolidated the results of Armstrong Resource Partners, L.P. and its subsidiaries (formerly Elk Creek, LP) (ARP), which were not majority owned, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810-20, Consolidation — Control of Partnerships and Similar Entities. The Company’s wholly-owned subsidiary, Elk Creek General Partner (ECGP), has an approximate 0.4% ownership in ARP. Beginning in the fourth quarter of 2011, the Company concluded it no longer has control of ARP. Accordingly, it ceased consolidating the results of operations and financial position of ARP and started accounting for ARP under the equity method of accounting (See Note 3). Therefore, the users of the Company’s consolidated financial statements should consider the effect of deconsolidation when comparing 2011 to the periods prior to 2011.

Newly Adopted Accounting Standards and Accounting Standards Not Yet Implemented

In January 2010, the FASB issued accounting guidance that requires new fair value disclosures, including disclosures about significant transfers into and out of Level 1 and Level 2 fair-value measurements and a description of the reasons for the transfers. In addition, the guidance requires new disclosures regarding activity in Level 3 fair value measurements, including a gross basis reconciliation. The new disclosure requirements became effective for interim and annual periods beginning January 1, 2010, except for the disclosure of activity within Level 3 fair value measurements, which became effective January 1, 2011. The new guidance did not have an impact on the Company’s consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2011, the FASB amended requirements for the presentation of other comprehensive income (loss), requiring presentation of comprehensive income (loss) in either a single, continuous statement of comprehensive income or on separate but consecutive statements, the statement of operations and the statement of other comprehensive income (loss). The amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has reflected the new presentation in its consolidated statements of comprehensive income (loss) with no impact on its financial position, results of operations or cash flows.

In May 2011, the FASB amended the guidance regarding fair value measurement and disclosure. The amended guidance clarifies the application of existing fair value measurement and disclosure requirements. The amendment is effective for interim and annual periods beginning after December 15, 2011, or March 31, 2012 for the Company. Early adoption is not permitted. The adoption of this amendment is not expected to materially affect the Company’s consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and loss during the reporting periods. Actual results could differ from those estimates.

Revenue

Coal sales are recognized as revenue when title and risk of loss passes to the customer. Coal sales are made to customers under the terms of supply agreements, most of which are long-term (greater than one year). Under the terms of the Company’s coal supply agreements, title and risk of loss typically transfer to the customer at the mine where coal is loaded on the truck, rail, or barge. Coal sales include the freight charged to the customer on destination contracts.

Other Income

Other income includes farm income, timber income, and other income from the lease of property.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value. The Company considers all cash and temporary investments having an original maturity of less than three months to be cash equivalents.

Accounts and Other Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company evaluates the need for an allowance for doubtful accounts based on anticipated recovery and industry data. As of December 31, 2011, 2010, and 2009, the Company had not established an allowance for accounts receivable.

Inventories

Inventories consist of coal as well as materials and supplies that are valued at the lower of cost or market. Raw coal stockpiles may be sold in their current condition or processed further prior to shipment. Cost is determined using the first-in, first-out method for materials and supplies. Coal inventory costs include labor, supplies, equipment cost, royalties, taxes, other related costs, and, where applicable, preparation plant cost.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stripping costs incurred during the production phase of the mine are considered variable production costs and are included in the cost of coal during the period the stripping costs are incurred.

Property, Plant, Equipment, and Mine Development

Property, plant, and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Capitalized interest in 2011, 2010 and 2009 was $1,545, $2,830, and $3,954, respectively.

Expenditures that extend the useful lives of existing plant and equipment assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Plant and equipment are depreciated using the straight-line method over the useful lives of the assets, which are detailed below.

Asset Type	Life (Years)

Buildings and improvements	7-40
Mine equipment	2-10
Vehicles	3-10
Office equipment and software	3-7

Costs to acquire or construct significant new assets are capitalized and amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited, when placed into service, as a part of the new asset being constructed. These costs include but are not limited to legal fees, permit and license costs, materials cost, associated labor costs, mine design, construction of access roads, shafts, slopes and main entries, and removing overburden to access reserves in a new pit. Where multiple assets are acquired for one purchase price, the cost of the purchase is allocated among the individual assets in proportion to their market value with assistance from a third party specializing in the valuation of the purchased assets.

Mineral rights are recorded at cost as property, plant, equipment, and mine development. Amortization of mineral rights and mine development is provided by the units-of-production method over estimated total recoverable proven and probable reserves.

Costs related to locating coal deposits and evaluating the economic viability of such deposits are expensed as incurred. The Company did not incur a significant amount of these costs in 2011, 2010 or 2009. Start-up costs are expensed as incurred. Certain costs incurred to develop coal mines or to expand the capacity of an existing mine are capitalized and amortized using the units-of-production method.

Other Non-Current Assets

Other non-current assets include advance royalties and amounts held by third parties to guarantee performance on the delivery of coal, reclamation bonds, and other performance guarantees. The amounts pledged are restricted for the term of the bonds and cannot be withdrawn without the consent of the bonding companies.

Rights to leased coal and the related surface land can be acquired through royalty payments. Where royalty payments represent prepayments recoupable against future production, they are recorded as a prepaid asset, and amounts expected to be recouped within one year are classified as a current asset. As mining occurs on these leases, the prepayment is charged to cost of coal sales. See Note 11 for further details of royalty agreements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Also included within other non-current assets is deferred financing costs, which are subject to amortization. As of December 31, 2011, unamortized deferred financing costs of $4,130, related to the Company’s Senior Secured Credit Facility, will be amortized utilizing a method which approximates the effective interest method over the remaining life of approximately fifty months, resulting in annual amortization expense of $989, unless the facility is extinguished early.

Investments

Investments and ownership interests are accounted for under the equity method of accounting if the Company has the ability to exercise significant influence, but not control, over the entity. If the Company does not have control and cannot exercise significant influence, the investment is accounted for using the cost method.

Long-Lived Assets

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed for recoverability. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value through an impairment loss. No impairments have been recognized during the years ended December 31, 2011, 2010 or 2009.

Asset Retirement Obligations (ARO) and Reclamation

The Company’s ARO activities consist of estimated spending related to reclaiming surface land and support facilities at both surface and underground mines in accordance with federal and state reclamation laws as defined by each mining permit. Obligations are incurred when development of a mine commences for underground mines and surface facilities or, in the case of support facilities, refuse areas and slurry ponds when construction begins.

The obligation’s fair value is determined using discounted cash flow techniques and is accreted to its present value at the end of each period. The Company estimates ARO liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free rate. The Company records an ARO asset associated with the discounted liability for final reclamation and mine closure. The obligation and corresponding asset are recognized in the period in which the liability is incurred. The ARO asset is amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. The ARO liability is accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-fee rate.

Fair Value

For assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements, the Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Derivatives

Derivative instruments are accounted for in accordance with the applicable FASB guidance on accounting for derivative instruments and hedging activity. This guidance provides comprehensive and consistent standards

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for the recognition and measurement of derivative and hedging activities. It also requires that derivatives be recorded on the consolidated balance sheet at fair value and establishes criteria for hedges of changes in fair values of assets, liabilities, or firm commitments; hedges of variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. The Company currently uses derivatives only to hedge the variable cash flows of future interest payments on long-term debt. To the extent a derivative qualifies as a cash flow hedge, the gain or loss associated with the effective portion is recorded as a component of Accumulated Other Comprehensive Income (Loss). Changes in the fair value of derivatives that do not meet the criteria for hedge accounting would be recognized in the consolidated statements of operations. When an interest rate swap agreement terminates, any resulting gain or loss is recognized over the shorter of the remaining original term of the hedging instrument or the remaining life of the underlying debt obligation. The Company does not anticipate any nonperformance by the counterparty.

Income Taxes

The Company is subject to taxation. Deferred income taxes are recorded by applying statutory tax rates in effect at the date of the balance sheet to differences between the income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining whether a valuation allowance is appropriate, projected realization of tax benefits is considered based on expected levels of future taxable income, available tax planning strategies, and the overall deferred tax position. If actual results differ from the assumptions made in the evaluation of the amount of the valuation allowance, the Company records a change in the valuation allowance through income tax expense in the period such determination is made. Certain subsidiaries are disregarded for income tax purposes and are included in each respective parent entity’s tax returns.

The calculations of the Company’s tax liabilities involve dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed in ASC 740, Income Taxes. The first step is to evaluate the tax position for recognition by determining whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Company re-evaluates these uncertain tax positions annually. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, or new audit activity. Such a change in recognition or measurement results in the recognition of a tax benefit or an additional charge to the tax provision.

Equity Awards

The Company accounts for common stock (and previously, members’ equity units) paid with a note and issued to employees as compensation expense. Amounts are recorded at fair market value. The Company used the Black-Scholes option model in estimating the fair value of awards. Compensation expense is measured on grant date and recognized over the term of the notes payable to the Company.

The Company accounts for share-based compensation at the grant date fair value of awards and recognizes the related expense over the vesting period of the award.

3.	DECONSOLIDATION OF ARMSTRONG RESOURCE PARTNERS

The Company has historically consolidated the results of ARP in accordance with ASC 810-20 as ECGP was presumed to control the partnership. On October 1, 2011, the partners of ARP entered into the Amended and Restated Agreement of Limited Partnership of Armstrong Resource Partners, L.P. (the ARP LPA).

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pursuant to the ARP LPA, effective October 1, 2011, Yorktown, ARP’s largest unit holder, unilaterally may remove the Company’s subsidiary, ECGP, as general partner of ARP or otherwise cause a change of control of ARP without the Company’s consent or the consent of the holders of ARP’s equity units. As a result of the loss of control of ARP by ECGP, the Company no longer consolidates the results of operations of ARP effective October 1, 2011 and accounts for its ownership in ARP under the equity method of accounting. Under the deconsolidation accounting guidelines, the investor’s opening investment was recorded at fair value as of the date of deconsolidation. The difference between this initial fair value of the investment and the net carrying value was recognized as a gain or loss in earnings.

In order to determine the fair value of its initial investment in ARP, the Company completed a valuation analysis based on the income approach using the discounted cash flow method. The discount rate, long-term growth rate, and profitability assumptions are material inputs utilized in the discounted cash flow model. Based on the results of this valuation, the deconsolidation date fair value of the Company’s investment in ARP was determined to be $716. The Company recognized a non-cash gain included as a component of other income (expense), net of approximately $311 in the year ended December 31, 2011 related to the deconsolidation of ARP.

The following is summarized financial information of ARP as of December 31, 2010 (in thousands):

Total current assets	$155
Mineral rights and land	75,591
Related — party notes receivable	48,470
Related-party other receivables, net	13,713

Total assets	$137,929

Total liabilities	$12,000
Total partners’ capital	125,929

Total liabilities and partners’ capital	$137,929

4.	PROPERTY TRANSACTIONS

On December 29, 2011, the Company entered into a transaction in which it acquired additional property and mineral interests contiguous to its existing and planned mines containing an estimated total of 7.7 million recoverable tons of coal and entered into leases for an estimated 14 million recoverable tons. The rights and interests in certain owned and leased coal reserves located in Muhlenberg County, Kentucky, were acquired in exchange for (i) a cash payment by the Company of approximately $8,871, (ii) a promissory note in the aggregate principal amount of approximately $4,435, and (iii) an overriding royalty to the seller to the extent the Company mines in excess of certain tonnages from the property, as set forth in the purchase agreement. The Company also acquired certain reserves and entered into a lease allowing it the right to mine certain additional reserves in Union County, Kentucky. In consideration of the sale and lease of real property, the Company agreed to deliver (i) approximately $6,007 in cash, (ii) a promissory note in the aggregate principal amount of approximately $3,004, and (iii) an overriding royalty of 2% of the gross selling price on each ton of coal produced and sold from the coal reserves that were purchased (thus excluding the leased coal). Both promissory notes are due June 30, 2012, and as a result are classified as current in the accompanying consolidated balance sheet as of December 31, 2011. The cash utilized for the acquisition was obtained from ARP in exchange for an additional undivided interest in certain land and mineral reserves of the Company (see Note 13).

On October 29, 2010, the Company entered into a lease that gives it the right to mine the substantial underground coal reserves located in Union and Webster Counties, Kentucky. The reserves contain

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately 115.6 million tons of recoverable tons. Prior to the commencement of mining, the lease requires annual advance royalties in the form of 16,000 tons, which are recoupable against future production royalties. Once production commences, the lessor has the ability to take either a cash royalty of 6% of the selling price or a stated amount of 60,000 tons. Advanced royalties are recoupable against such payments. The Company is obligated to meet certain minimum mining requirements or pay additional advance royalties prior to the commencement of mining.

5.	INVENTORIES

Inventories consist of the following amounts:

	December 31,
	2011	2010

Materials and supplies	$10,371	$7,359
Coal — raw and saleable	1,038	5,652

Total	$11,409	$13,011

6.	PROPERTY, PLANT, EQUIPMENT, AND MINE DEVELOPMENT

Property, plant, equipment, and mine development consist of the following as of December 31, 2011 and 2010:

	2011	2010

Land	$35,467	$30,536
Mineral rights	150,667	203,051
Machinery and equipment	146,166	105,309
Buildings and facilities	75,707	73,279
Other items	1,792	1,450
Mine development costs	45,917	21,647
ARO assets	15,919	13,093
Construction-in-progress	16,696	18,376

	488,331	466,741
Less: accumulated depreciation, depletion, and amortization	(70,728)	(41,022)

Total	$417,603	$425,719

Other items include furniture, fixtures, computer hardware, and software. Depreciation expense, including amounts from capitalized leases, for the years ended December 31, 2011, 2010 and 2009, was $18,077, $11,375, and $8,466, respectively. For the years ended December 31, 2011, 2010 and 2009, depletion expense related to mineral rights amounted to $6,343, $4,443, and $2,877, respectively; amortization expense related to mine development costs amounted to $3,241, $1,707, and $842, respectively; and depreciation expense related to the ARO assets amounted to $2,157, $2,241, and $1,449, respectively.

The Company has pledged substantially all buildings and equipment as security under the Senior Secured Credit Facility (see Note 15), as well as under certain capital lease obligations.

The Company had outstanding construction commitments as of December 31, 2011, of approximately $9,055. All construction commitments are expected to be completed within the next fiscal year.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	INTANGIBLE ASSETS

Intangible assets consist of mine plans and permits acquired in certain property acquisitions, as well as a non-compete agreement entered into in conjunction with the acquisition of a minority stockholder’s interest and settlement of litigation. Mine plans and permits are being amortized over five years beginning in the year that mining operations commence on the associated area. The non-compete agreement is being amortized, using the straight-line method, over the five-year term of the agreement. Amortization expense related to intangible assets amounted to $732, $705, and $748 for the years ended December 31, 2011, 2010, and 2009, respectively. The weighted average remaining period over which intangible assets are being amortized is 2.3 years. Amortization expense is estimated to be approximately $732 for 2012, $431 for 2013, $9 for 2014, and $26 for 2015 and $26 for 2016 and $81 for 2017 and thereafter. Intangible assets consist of the following as of December 31, 2011 and 2010:

	2011	2010

Mine plans and other intangibles acquired	$440	$440
Non-compete agreement	3,354	3,354
Less: accumulated amortization	(2,489)	(1,757)

Total	$1,305	$2,037

8.	INVESTMENTS

Survant Mining Company, LLC

On December 29, 2011, the Company formed a joint venture, Survant Mining Company, LLC (Survant), relating to coal reserves near its Parkway mine with a subsidiary of Peabody Energy, Inc. (Peabody). In connection with the joint venture, Peabody has agreed to contribute an aggregate of approximately 25 million tons of recoverable coal reserves located in Muhlenberg County, Kentucky, and the Company has agreed to contribute certain mining assets to the joint venture. The Company and Peabody have also agreed to contribute 51% and 49%, respectively, of the cash sufficient to complete the development of the mine and sufficient for down payments on mining equipment. The Company will manage the joint venture’s day-to-day operations and the development of the mine in exchange for a $0.50 per ton sold management fee. Peabody will receive a $0.25 per ton commission on all coal sales by the joint venture. The Company applies the equity method to account for its investment in Survant, as it has the ability to exercise significant influence over the operating and financial policies of the joint venture.

RAM Terminal, LLC

On June 1, 2011, the Company entered into an agreement to acquire an approximate 8.4% equity interest in RAM Terminal, LLC (RAM) for $2,470. RAM owns 600 acres of Mississippi River front property approximately 10 miles south of New Orleans and intends to permit, design and construct a seaborne coal export terminal with an annual through-put capacity of up to 10 million tons. The Company has the option to make additional contributions to RAM, but it is expected all future expenditures will be funded by Yorktown and its affiliates and therefore the Company’s equity interest will be significantly reduced in the future. Because of the Company’s limited influence over the investment and future dilution of ownership interest, the cost method is used to account for this investment. Certain of the Company’s executive officers serve as officers of RAM.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following as of December 31, 2011 and 2010:

	2011	2010

Escrows and deposits	$5,047	$4,233
Restricted surety and cash bonds	5,130	7,770
Advanced royalties	13,760	1,883
Deferred financing costs, net	4,130	—

Total	$28,067	$13,886

10.	ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following amounts as of December 31, 2011 and 2010:

	2011	2010

Payroll and related benefits	$6,101	$4,761
Taxes other than income taxes	2,892	1,240
Interest	494	23
Asset retirement obligations	1,821	1,458
Royalties	1,137	686
Construction retainage	375	625
Other	1,818	529

Total	$14,638	$9,322

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the fair value of assets and liabilities using a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1 — observable inputs such as quoted prices in active markets; Level 2 — inputs, other than quoted market prices in active markets, which are observable, either directly or indirectly; and Level 3 — valuations derived from valuation techniques in which one or more significant inputs are unobservable. In addition, the Company may use various valuation techniques including the market approach, using comparable market prices; the income approach, using present value of future income or cash flow; and the cost approach, using the replacement cost of assets.

The Company’s financial instruments consist of cash equivalents, accounts receivable, long-term debt, and other long-term obligations. For cash equivalents, accounts receivable and other long-term obligations, the

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carrying amounts approximate fair value due to the short maturity and financial nature of the balances. The estimated fair market values of the Company’s debt instruments and cash flow hedge are as follows:

	December 31, 2011		December 31, 2010
	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Senior Secured Term Loan	$100,000	$100,000	$—	$—
Senior Secured Revolving Credit Agreement	40,000	40,000	—	—
Long-term obligation to ARP	74,848	71,047	—	—
Cash flow hedge	1,862	1,862	—	—
Secured promissory notes	—	—	146,697	121,363

Total	$216,710	$212,909	$146,697	$121,363

As the Senior Secured Term Loan and the Senior Secured Revolving Credit Agreement bear interest at a variable rate, the carrying value of these debt instruments approximates their fair value. The fair values of the long-term obligation to ARP and the secured promissory notes were estimated based on the cash flows discounted to their present value.

12.	RISKS AND CONCENTRATIONS

Geographical Concentration

The Company’s operations are concentrated in western Kentucky, and a disruption within that geographic region could adversely affect the Company’s performance.

Customer Concentration

The Company has multi-year coal supply agreements with eight customers. The top two customers accounted for 35% and 28%, respectively, of net sales for the year ended December 31, 2011. The Company seeks to mitigate credit risk by monitoring creditworthiness of these customers and adjusting credit amounts provided accordingly. Significant interruption to these customer facilities covered under force majeure provisions of their contracts could adversely affect the Company’s results.

13.	RELATED-PARTY TRANSACTIONS

Sale of Coal Reserves

On November 30, 2009, and again on March 31, 2010, May 31, 2010, and November 30, 2010, AE entered into promissory notes with ARP (ARP promissory notes) whereby ARP loaned funds to AE for the sole purpose of making the scheduled payments under the secured debt agreements outstanding with various third parties existing at December 31, 2010 (secured promissory notes). The amounts were $11,000 on November 30, 2009; $9,500 on March 31, 2010; $12,600 on May 31, 2010; and $11,000 on November 30, 2010. The ARP promissory notes had a fixed interest rate of 3%. In addition, contingent interest equal to 7% of revenue would be accrued to the extent it exceeds the fixed interest amount. No payments of principal or interest were due until the earliest of May 31, 2014, or the 91st day after the secured promissory notes had been paid in full. Further, ARP, in lieu of payment of the outstanding amounts of principal and interest, had the option to obtain an interest in the mineral reserves of the Company equal to the percentage of the aggregate amount of principal loaned and related accrued interest to the amount paid by the Company to repay or repurchase and retire the ARP promissory notes. This option could only be exercised if all secured promissory notes are repaid in full.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As discussed in Note 15, the secured promissory notes were repaid in full on February 9, 2011, which resulted in ARP exercising its option to convert the ARP promissory notes to a 39.45% undivided interest in its land and mineral reserves, excluding the reserves in Union and Webster Counties. Outstanding principal and interest of the ARP promissory notes totaled $46,620 as of February 9, 2011. As additional consideration for the land and mineral reserves transferred, ARP paid $5,000 cash and certain amounts due ARP totaling $17,871 were forgiven, resulting in aggregate consideration of $69,491. Simultaneous with this transaction, the Company entered into a lease agreement with a subsidiary of ARP, under mutually agreeable terms and conditions, to mine the acquired mineral reserves. The lease is for a term of 10 years and can be extended for additional periods until all the respective merchantable and mineable coal is removed. Due to the Company’s continuing involvement in the land and mineral reserves transferred, this transaction has been accounted for as a financing arrangement. A long-term obligation has been established that will be amortized over a 20 year period, or the estimated life of the mineral reserves, at an annual rate of 7% of the estimated gross revenue generated from the sale of the coal originating from the leased mineral reserves. Based on the Company’s estimates, the effective interest rate of the obligation was 12.5% at the time of the transaction, which will be adjusted prospectively based on changes to the mine plan. As the financial results of ARP had been consolidated in accordance with ASC 810-20 prior to the deconsolidation, which was effective October 1, 2011, this transaction did not have an impact on the consolidated results of operations or financial condition of the Company for the nine months ended September 30, 2011. Subsequent to the deconsolidation, the long-term obligation to ARP and associated interest expense are reflected in the financial statements of the Company. As of December 31, 2011, the outstanding long-term obligation to ARP totaled $71,047. Based on the current mine plan and estimated selling prices of the coal, estimated payments under the obligation are as follows:

Year ending December 31:
2012	$7,448
2013	8,318
2014	7,450
2015	6,882
2016	6,402
2017 and thereafter	209,670

Total payments	$246,170

On February 9, 2011, the Company entered into a series of lease agreement with certain subsidiaries of ARP, pursuant to which ARP granted the Company a lease to its 39.45% undivided interest in certain mining properties, as well as certain wholly-owned reserves (Elk Creek Reserves), and licenses to mine coal on those properties. The initial term of the agreements is ten years, and they renew for subsequent one-year terms until all mineable and merchantable coal has been mined from the properties, unless either party elects not to renew or it is terminated upon proper notice. The Company must pay ARP a production royalty equal to 7% of the sales price of the coal it mines from the properties. The Company has paid $12,000 of advance royalties under the lease of the Elk Creek Reserves, which are recoupable against production royalties. As of December 31, 2011, the remaining balance of the advance royalties to be recouped against future production royalties was $11,378.

Effective February 9, 2011, the Company entered into a Royalty Deferment and Option Agreement with certain subsidiaries of ARP, pursuant to which ARP agreed to grant the Company the option to defer payment of their pro rata share of the 7% production royalty described above. In consideration for the granting of the option to defer these payments, the Company granted to ARP the option to acquire an additional undivided interest in certain of its coal reserves in Muhlenberg and Ohio Counties by engaging in a financing arrangement, under which the Company would satisfy payment of any deferred fees by selling part of their

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest in the aforementioned coal reserves at fair market value for such reserves determined at the time of the exercise of such options.

On October 11, 2011, the Company and its wholly owned subsidiaries, Western Diamond and Western Land, entered into a Royalty Deferment and Option Agreement with certain wholly owned subsidiaries of ARP, Western Mineral Holdings, LLC (WMD) and Ceralvo Holdings, LLC (CVH). Pursuant to this agreement, WMD and CVH agreed to grant the Company and its affiliates the option to defer payment of their pro rata share of the 7% production royalty earned on the 39.45% undivided interest in mineral reserves acquired. In consideration for the granting of the option to defer these payments, the Company and its affiliates granted to WMD the option to acquire an additional partial undivided interest in certain of the mineral reserves held by the Company in Muhlenberg and Ohio Counties by engaging in a financing arrangement, under which it would satisfy payment of any deferred fees by selling part of their interest in the aforementioned coal reserves. The Royalty Deferment and Option Agreement is effective as of February 9, 2011. As of December 31, 2011, deferred royalties owed by the Company totaled $7,167, which were included as a component of related-party other payables, net in the consolidated balance sheet.

On December 29, 2011, the Company entered into a Membership Interest Purchase Agreement with ARP pursuant to which the Company agreed to sell to ARP, indirectly through contribution of a partial undivided interest in certain land and mineral reserves to a limited liability company and transfer of the Company’s membership interests in such limited liability company, an additional partial undivided interest in reserves controlled by AE. In exchange for the Company’s agreement to sell a partial undivided interest in those reserves, ARP paid the Company $20,000. In addition to the cash paid, certain amounts due ARP totaling $5,700 were forgiven, which resulted in aggregate consideration of $25,700. This transaction is expected to close in March 2012, whereby the Company will transfer an 11.4% undivided interest in certain of its land and mineral reserves to ARP. The newly transferred mineral reserves were leased back to the Company under the agreement entered into in February 2011 at the same terms. Due to the Company’s continuing involvement in the mineral reserves, this transaction will be accounted for as an additional financing arrangement and an additional long-term obligation to ARP will be recognized in the first quarter of 2012. The effective interest rate of the obligation, adjusted for the additional transfer of land and mineral reserves and updated for the current mine plan, is 10.3%. The cash proceeds from ARP were used to acquire additional land and mineral reserves from a third party, as well as for other working capital needs.

Administrative Services Agreement

Effective as of January 1, 2011, the Company entered into an Administrative Services Agreement with ARP and its general partner, ECGP, pursuant to which the Company agreed to provide ARP with general administrative and management services, including, but not limited to, human resources, information technology, financial and accounting services and legal services. As consideration for the use of the Company’s employees and services, and for certain shared fixed costs, ARP paid the Company $720,000 for the year ended December 31, 2011.

Credit Support Fee

ARP is a co-borrower under the Senior Secured Term Loan and guarantor on both the Senior Secured Revolving Credit Facility and the Senior Secured Term Loan, and substantially all of its assets are pledged as collateral. ARP will receive, as compensation for these restrictions, a fee of 1% of the weighted-average outstanding balance under the Senior Secured Credit Facility, which totaled $1,150 for the year ended December 31, 2011.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other

The Company rented office space, equipment, furniture, supplies, and the use of the related party’s employees from a key employee of the Company. Expenses of $56, $56, and $46 were paid during the years ended December 31, 2011, 2010, and 2009, respectively.

In 2006 and 2007, the Company entered into overriding royalty agreements with two key executive employees to compensate them $0.05/ton of coal mined and sold from properties owned by certain subsidiaries of the Company. The agreements remain in effect for the later of 20 years from the date of the agreement or until all salable coal has been extracted. Both royalty agreements transfer with the property regardless of ownership or lease status. The royalties are payable the month following the sale of coal mined from the specified properties. The Company accounts for these royalty arrangements as expense in the period in which the coal is sold. Expense recorded in the years ended December 31, 2011, 2010, and 2009, was $684, $569, and $467, respectively.

On May 26, 2011, the Company made a capital contribution of $2,470 for an 8.4% equity interest in RAM. The remaining membership interest is owned by the Company’s majority shareholder, Yorktown (see Note 8).

14.	ACQUISITION OF NON-CONTROLLING INTEREST

Prior to the Reorganization in August 2011, the Company acquired all of the outstanding common stock held by certain third parties in the former Armstrong Energy, Inc. and Armstrong Resources Holdings, LLC. A portion of the outstanding shares were acquired in exchange for membership interests in ALC, which totaled 7,957.5 units of membership interest (73,606 shares of common stock of AE). In addition, the Company had outstanding non-recourse promissory notes with these third parties related to a portion of their original purchase of shares in Armstrong Energy, Inc. in December 2006 and March 2007. The non-recourse notes, including all accrued and unpaid interest, were repaid in full through the payment of cash of $125 and the sale of their remaining shares in the former Armstrong Energy, Inc. to the Company. Simultaneous with the above, the Company sold 4,520 units of membership interest in ALC (41,810 shares of common stock of AE) to these third party investors financed with new non-recourse promissory notes due 2015 totaling $452, which are not recorded within the consolidated balance sheet as these notes are non-recourse. Each of the promissory notes carries a stated interest rate of 6% per annum and are collateralized by the unpaid ownership interest. No portions of the promissory notes are subject to release until full payment has been tendered on the applicable note. In the event of default, the notes shall bear interest at 12% per annum.

The units purchased with non-recourse notes are accounted for as options. As the options were fully vested at the date of issuance, the Company recognized a non-cash charge included as a component of other income (expense), net within the results of operations for the year ended December 31, 2011 of $217, which represents the total fair value of the options awarded. The assumptions used in determining the grant date fair value of $5.19 per share, using a Black-Scholes option pricing model, are as follows:

Risk-free rate	0.78%
Expected unit price volatility	68.29%
Expected term (years)	3.6
Expected dividends	—

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	LONG-TERM DEBT

The Company’s total indebtedness consisted of the following:

	As of December 31,
Type	2011	2010

Secured promissory notes, due 2011 through 2014	$—	$121,363
Senior secured term loan	100,000	—
Senior secured revolving credit facility	40,000	—
Other	19,709	2,633

	159,709	123,996
Less current maturities	33,957	1,686

Total long-term debt	$125,752	$122,310

On February 9, 2011, the Company entered into a new credit facility (the Senior Secured Credit Facility), which is comprised of a $100,000 term loan (the Senior Secured Term Loan) and a $50,000 revolving credit facility (the “Senior Secured Revolving Credit Facility”). The Senior Secured Term Loan is a five-year term loan that requires principal payments in the amount of $5,000 on the first day of each quarter commencing on January 1, 2012 through January 1, 2016, with the remaining outstanding principal and interest balance due upon maturity on February 9, 2016. The Company incurred $3,317 of deferred financing fees related to the Senior Secured Credit Facility that have been capitalized and are being amortized to interest expense over the life of the Senior Secured Credit Facility. As of December 31, 2011, the Company had $10,000 available for borrowing under the Senior Secured Revolving Credit Facility.

At the Company’s election, borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus either a base rate or LIBOR, as defined in the agreement. The applicable margin is determined via a pricing grid based on the Company’s leverage ratio. The applicable margin ranges from 2.00% to 3.75% per year for borrowings bearing interest at the base rate and 3.00% to 4.75% per year for borrowings bearing interest at the LIBOR rate. The applicable borrowing margin is adjusted quarterly to reflect the leverage ratio from the prior quarter-end. The interest rate on the Senior Secured Credit Facility as of December 31, 2011 was 5.25%. In addition, the Senior Secured Revolving Credit Facility provides for a commitment fee based on the unused portion of the facility at certain times.

The obligations under the Senior Secured Credit Facility are secured by a first lien on substantially all of the Company’s assets, including but not limited to certain of its mines, coal reserves and related fixtures. In addition, ARP is a co-borrower under the Senior Secured Term Loan and guarantor on both the Senior Secured Revolving Credit Facility and the Senior Secured Term Loan, and substantially all of its assets are pledged as collateral (see Note 13).

Under the Senior Secured Credit Facility, the Company must comply with certain financial covenants on a quarterly basis including a minimum fixed charge coverage ratio, a maximum leverage ratio, and a minimum consolidated EBITDA amount. The Senior Secured Credit Facility also contains certain limitations on, among other things, additional debt, liens, investments, acquisitions and capital expenditures, future dividends, and asset sales. In July 2011, the Company amended the Senior Secured Credit Facility in connection with a contemplated equity offering. The Senior Secured Credit Facility was amended to allow the equity offering, allow the Company to use a portion of the proceeds to reduce the revolving portion of the credit agreement, revise certain financial covenants based on current expectations, and allow other items impacted by the equity offering. In December 2011, the Senior Secured Credit Facility was amended to, among other things, allow for the acquisition of additional coal reserves (see Note 4). Fees totaling $1,481 were incurred related to amending the agreement in 2011, which have

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

been capitalized and will be amortized over the remaining life of the Senior Secured Credit Facility. On February 8, 2012, the Senior Secured Credit Agreement was further amended to modify certain financial covenants as of December 31, 2011 forward.

As of December 31, 2010, the Company had secured promissory notes outstanding totaling $121,363 related to various acquisitions of land and mineral reserves during 2007 and 2008. Proceeds from the Senior Secured Term Loan and borrowings under the Senior Secured Revolving Credit Facility were used to repay the outstanding principal and interest balance of the secured promissory notes during 2011. As a result of the repayment of these obligations, the Company recognized a gain on extinguishment of debt of $6,954.

The aggregate amounts of long-term debt maturities subsequent to December 31, 2011 were as follows:

2012	$33,957
2013	22,028
2014	21,685
2015	21,773
2016	60,250
2017 and thereafter	16

Total	$159,709

16.	DERIVATIVES

In February 2011, in order to manage the risk associated with changes in interest rates related to the Senior Secured Term Loan, the Company entered into an interest rate swap agreement that effectively converts a portion of its floating-rate debt to a fixed-rate basis, thereby reducing the impact of interest rate changes on future cash interest payments beginning January 1, 2012. On December 31, 2011, the notional amount of the outstanding interest rate swap agreement, which expires in February 2016, was $47,500. The swap is designated as a cash flow hedge of expected future interest payments and measured at fair value on a recurring basis. Under the interest rate swap agreement, the Company receives three-month LIBOR based interest payments from the swap counterparty and pays a fixed rate of 2.89%. The interest rate swap agreement contains an embedded floor, whereby the Company receives a minimum 1% floating interest rate. LIBOR was 0.581% as of December 31, 2011.

The Company utilizes the best available information in measuring fair value. The interest rate swap is valued based on quoted data from the counterparty, corroborated with indirectly observable market data, which, combined, are deemed to be a Level 2 input in the fair value hierarchy. At December 31, 2011, the Company recorded a liability of $1,862, in other non-current liabilities on the consolidated balance sheet for the fair value of the swap. The effective portion of the related loss on the swap of $1,862, net of tax of $0, is deferred in accumulated other comprehensive income (loss) and will subsequently be reclassified into interest expense during the same period in which the interest payments being hedged affect earnings. No ineffectiveness was recorded in the consolidated statement of operations during the year ended December 31, 2011. In addition, there was no amount reclassified from accumulated other comprehensive income (loss) to interest expense related to the effective portion of the interest rate swap during the year ended December 31, 2011. The amount of loss expected to be reclassified from accumulated other comprehensive income (loss) to interest expense over the next twelve months is approximately $800.

17.	LEASE OBLIGATIONS

The Company leases equipment and facilities directly under various non-cancelable lease agreements. Certain lease agreements require the maintenance of specified ratios and contain restrictive covenants for the

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

return of collateral or security deposits. Other leases contain renewal or purchase terms in the contract. Rental expense under operating leases was $16,243, $10,683, and $8,012 for the years ended December 31, 2011, 2010, and 2009, respectively.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2011, are:

	Capital	Operating
	Leases	Leases

Year ending December 31:
2012	$5,126	$16,906
2013	4,753	15,797
2014	3,317	12,471
2015	1,852	7,590
2016 and thereafter	672	658

Total minimum lease payments	15,720	$53,422

Less amount representing interest	1,666

Present value of net minimum capital lease payments	14,054
Less current installments of obligations under capital leases	4,347

Obligations under capital leases, excluding current installments	$9,707

The net amount of leased assets capitalized on the balance sheet is as follows:

	December 31,
	2011	2010

Asset cost	$26,037	$23,741
Accumulated depreciation	(10,413)	(7,059)

Net	$15,624	$16,682

18.	ROYALTIES

Royalty expense during the years ended December 31, 2011, 2010, and 2009, was $7,409, $5,372, and $3,819, respectively. For the years ended December 31, 2011 and 2010, the Company recorded $853 and $831, respectively, of advance royalty payments. These payments are recoupable against royalties generated from future mining activity. Included in the 2011 and 2010 of payments is an advance royalty related to a leased reserve acquired in 2010. The lease requires the Company to provide the owner with a certain amount of tonnage each year until production commences on the leased reserve. The Company valued this tonnage using average market pricing and recorded a total advance royalty of $1,149 and $500 as of December 31, 2011 and 2010, respectively, as the value of the tonnage provided is recoupable against royalties generated by future mining activity. The value and term of future advanced royalties are dependent on the market value of the coal and the date that operations commence on the property. For disclosure purposes, the Company has included an anticipated annual minimum advance royalty based on estimated market prices for similar coal through 2016, at which time the lessor can terminate the agreement if mining has not commenced.

As of December 31, 2011, the Company has paid an advance royalty to ARP of $11,378, which is recoupable against future production royalties earned on certain wholly-owned reserves of ARP. Based upon current production plans, the Company estimates approximately $8,500 will be recoupable against the advance royalty in 2012.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Anticipated future minimum advance royalties as of December 31, 2011, are payable as follows:

2012	$879
2013	919
2014	940
2015	915
2016 and thereafter	299

Total	$3,952

In addition to the above advanced royalties, production royalties are payable based on the quantity of coal mined in future years.

Various royalties and commissions have been negotiated with certain key executives of management, a former minority unitholder, and sales brokers. See Note 13 for the terms of royalties to employees.

19.	ASSET RETIREMENT OBLIGATIONS AND RECLAMATION

Asset retirement obligation and reclamation balances consist of the following as of December 31, 2011 and 2010:

	2011	2010

Balance at beginning of year	$14,707	$8,524
Accretion expense	1,471	852
Liabilities settled (net)	(52)	—
Revisions to estimates	2,826	5,331

Balance at end of year	18,952	14,707
Less: current obligation	1,821	1,458

Total obligation, less current portion	$17,131	$13,249

The credit-adjusted, risk-free rates used to discount the estimated liability were 8.7% and 10.0% in 2011 and 2010, respectively.

20.	INCOME TAXES

The income (loss) before income taxes and non-controlling interest was $4,328, $8,169, and ($10,445) for the years ended December 31, 2011, 2010 and 2009, respectively.

The income tax rate differed from the U.S. federal statutory rate as follows:

	December 31,
	2011	2010	2009

Tax expense (benefit) at federal statutory rates	$1,515	$2,859	$(3,656)
State income taxes	(495)	577	(407)
Nontaxable entities	(1,360)	798	1,771
Other permanent items	134	102	157
Other	(1,602)	2,074	—
Change in valuation allowance	2,664	(6,410)	2,135

Total	$856	$—	$—

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

	December 31,
	2011	2010

Deferred tax assets:
Tax loss and credit carryforwards	$47,623	$38,847
Deferred organization costs and other intangibles	607	412
Vacation accrual	486	311
Stock-based compensation	1,032	—
Charitable contributions	156	124
Interest rate swaps	724	—
Asset retirement obligation	3,541	2,150

Total gross deferred tax assets	54,169	41,844
Deferred tax liabilities:
Property, plant, and equipment	(44,007)	(35,318)
Investments	(247)	—

Total gross deferred tax liabilities	(44,254)	(35,318)
Valuation allowance	(9,915)	(6,526)

Net deferred tax assets	$—	$—

Changes to the valuation allowance during the years ended December 31, 2011 and 2010, were as follows:

Valuation allowance at December 31, 2009	$12,937
Decrease in valuation allowance	(6,410)

Valuation allowance at December 31, 2010	6,527
Increase in valuation allowance	3,388

Valuation allowance at December 31, 2011	$9,915

The Company’s net deferred tax assets are offset by a valuation allowance of $9,915 and $6,527 at December 31, 2011 and 2010, respectively. The Company evaluated and assessed the expected near-term utilization of net operating loss carryforwards, book and taxable income trends, available tax strategies, and the overall deferred tax position and believes that it is more likely than not that the benefit related to the deferred tax assets will not be realized and has thus established the valuation allowance required as of December 31, 2011 and 2010.

The Company’s net deferred tax assets included federal and state net operating loss (NOL) carryforwards of $124,353 and $94,682, respectively, as of December 31, 2011. The NOLs begin to expire in 2026. The Company’s net deferred taxes also include $407 of AMT credits as of December 31, 2011. These AMT credits have no expiration date.

The Company’s federal income tax returns for the tax years from 2006 (inception) forward remain subject to examination by the Internal Revenue Service. The Company’s state income tax returns for the same period remain subject to examination by the various state taxing authorities.

In 2011, the Company paid federal income taxes of $387 and state and local income taxes of $643. During 2010 and 2009 the Company made no federal income tax payments and made an immaterial amount of state and local income tax payments.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

There were no uncertain tax positions as of December 31, 2011 or 2010, and the Company has not currently accrued interest or penalties. If the accrual of interest or penalties becomes appropriate, the Company will record an accrual as part of its income tax provision.

21.	EMPLOYEE BENEFIT PLANS

The Company offers a 401(K) savings plan for all employees, whereby the Company matches voluntary contributions up to specified levels. The costs included in the consolidated statements of operations totaled $1,933, $1,434, and $1,090 for the years ended December 31, 2011, 2010, and 2009, respectively.

22.	EQUITY AWARDS

Redemption of Non-Recourse Promissory Notes

The Chief Executive Officer, the President, and a former board member have purchased common stock in the Company, which have been paid with cash and non-recourse promissory notes. Certain minority stockholders also have purchased common stock in the majority-owned, consolidated subsidiaries that have been paid with cash and non-recourse promissory notes. All notes carry a stated interest rate of 6% simple interest per annum. All notes are due eight years from their date of issuance. All promissory notes are collateralized by both paid and unpaid ownership interest, as well as dividends, proceeds, or other benefits obtained by the holder of the common stock. No portions of the notes are subject to release until full payment has been tendered on the applicable note. In the event of default, the notes shall bear interest at 12% per annum.

The common stock purchased with non-recourse promissory notes was accounted for as equity awards. As the awards were fully vested at the date of issuance, the associated compensation expense was recognized at the date of issuance and was recorded as a component of selling, general, and administrative costs in the consolidated statements of operations. The Company recorded $0, $0, and $66 of expense related to the awards during the years ended December 31, 2011, 2010, and 2009, respectively. No such awards were granted to employees in 2011 and 2010. The weighted-average grant-date fair value of the awards issued during the year ended December 31, 2009, was $5.67 per share.

On September 30, 2011, the non-recourse promissory notes outstanding from the Chief Executive Officer and the President were repaid in full through the sale of 148,652 shares of common stock back to the Company by the borrowers. The common stock was repurchased at $18.27 per share, which is a premium from the estimated fair value on the date of acquisition of $12.00 per share. Because the Company’s common stock is not publicly traded, the fair market value was estimated based on multiple valuation methodologies utilizing both quantitative and qualitative factors. A market approach using the comparable company method and an income approach using the discounted cash flow method were used to determine a fair value per common share. As a result of the premium paid on the redemption of the shares, a non-cash charge of $933 was recognized in the results of operations as a component of selling, general, and administrative expense for year ended December 31, 2011 for the difference between the purchase price and the fair value.

The outstanding principal and interest associated with the non-recourse promissory note from the former board member was settled in full on November 1, 2011 with the payment of cash to the Company of $1,083.

Restricted Stock Awards

The primary stock-based compensation tool used by the Company for its employee base is through awards of restricted stock. The majority of restricted stock awards generally cliff vest after two to three year of service. The fair value of restricted stock is equal to the fair market value of our common stock at the date of grant and is amortized to expense ratably over the vesting period, net of forfeitures.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information regarding restricted shares activity and weighted-average grant-date fair value follows for the year ended December 31, 2011:

	Restricted Shares
		Weighted-
		Average Grant-
	Shares	Date Fair Value

Outstanding at January 1	35,150	$6.23
Granted	92,500	14.02
Vested	(18,500)	6.49
Canceled	—	—

Outstanding at December 31	109,150	12.79

Unearned compensation of $982 will be recognized over the remaining vesting period of the outstanding restricted shares. The Company recognized expense of approximately $450, $79, and $66 related to restricted shares for the year ended December 31, 2011,2010, and 2009, respectively.

23.	EARNINGS PER SHARE

The computation of basic and diluted earnings per common share is as follows (in thousands, except per share amounts):

	December 31,	December 31,	December 31,
	2011	2010	2009

Net income (loss) applicable to common stockholders — basic and diluted	$(3,976)	$4,818	$(8,715)

Basic weighted average number of common shares outstanding	19,123	19,111	17,265
Effect of dilutive securities	—	22	—

Diluted weighted average number of common shares outstanding	19,123	19,133	17,265

Earnings (loss) per common share — basic and diluted	$(0.21)	$0.25	$(0.50)

The diluted weighted average number of common shares calculation excludes all unvested restricted stock for the year ended December 31, 2011, as they would be antidilutive. As of December 31, 2011, there were 109,150 unvested restricted stock awards outstanding. As of December 31, 2009, there were no unvested restricted stock awards outstanding.

24.	COMMITMENTS AND CONTINGENCIES

The Company is subject to various market, operational, financial, regulatory, and legislative risks. Numerous federal, state, and local governmental permits and approvals are required for mining operations. Federal and state regulations require regular monitoring of mines and other facilities to document compliance. Monetary penalties of $955, $602, and $535 related to Mine Safety and Health Administration (MSHA) fines were accrued in the results of operations for 2011, 2010, and 2009.

On October 28, 2011, a portion of the highwall at the Company’s Equality Mine collapsed, fatally injuring two employees of a local blasting company. Following the accident, pursuant to Section 103(k) of the Mine Act, MSHA issued an order prohibiting all activity at the Equality Mine until it was determined to be safe to resume normal mining operations. MSHA approved resuming mining of the uppermost coal seam on November 2, 2011. An addendum to the ground control plan was submitted to MSHA and approved on November 8, 2011, which allowed for mining of the lower seams to resume. The Company is currently unable

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to estimate the total cost of this accident, but does not believe the impact should have a material adverse effect on its consolidated cash flows, results of operations or financial condition. The Company will continue to evaluate the need for any necessary accruals or other related expenses as a result of the accident and record the charges in the period in which the determination is made.

Periodically, there may be various claims and legal proceedings against the Company arising from the normal course of business. The Company is also involved in litigation matters arising in the ordinary course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s consolidated financial statements.

Coal Sales Contracts

The Company is committed under multi-year supply agreements to sell coal that meets certain quality requirements at specified prices. These contracts typically have specific and possibly different volume and pricing arrangements for each year of the agreement, which allows customers to secure a supply for their future needs and provides the Company with greater predictability of sales volume and sales prices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer or the Company. The remaining terms of the Company’s long-term contracts range from one to eight years. The Company, via contractual agreements, has committed volumes of sales in 2012 and 2013 of 8.1 million tons and 8.2 million tons, respectively.

Coal Transportation Agreements

In December 2007, the Company entered into a lease services agreement with a third party commencing January 2008 and expiring December 2015. The third party will provide all barge switching, coal loading, tug, hauling, and similar services necessary for the Company’s operations. During the term of the agreement, the Company will pay a monthly amount based on the annual volume of tons of coal loaded at the dock facility. The Company commenced activity under the lease in January 2009 and incurred $2,583 and $835 of expense during the years ended December 31, 2011 and 2010, respectively.

25.	SUBSEQUENT EVENTS

On January 13, 2012, the Company sold 300,000 shares of newly-created Series A Convertible Preferred Stock to certain investment funds managed by Yorktown pursuant to a certificate of designation for net cash consideration totaling $30,000. The proceeds of the sale were used to repay a portion of the outstanding borrowings under the Senior Secured Revolving Credit Facility and for general corporate purposes. The Preferred stockholders are not entitled to dividends. In addition, the Preferred Units convert into common stock of the Company at the consummation of an initial public offering (IPO). Upon the completion of an IPO, the Preferred Stock converts to common stock equal to $30,000 divided by the IPO Price, as defined.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

CONDENSED CONSOLIDATED BALANCE SHEETS
 (Dollars in thousands)

	March 31,	December 31,
	2012	2011
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$14,231	$19,580
Accounts receivable	26,288	22,506
Inventories	11,194	11,409
Prepaid and other assets	4,417	4,260

Total current assets	56,130	57,755
Property, plant, equipment, and mine development, net	428,028	417,603
Investments	3,204	3,178
Related party receivables, net	339	—
Intangible assets, net	1,122	1,305
Other non-current assets	26,155	28,067

Total assets	$514,978	$507,908

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$36,213	$35,442
Accrued liabilities and other	13,378	14,638
Current portion of capital lease obligations	4,344	4,347
Current maturities of long-term debt	32,383	33,957

Total current liabilities	86,318	88,384
Long-term debt, less current maturities	106,570	125,752
Long-term obligation to related party	96,564	71,047
Related party payables, net	—	25,700
Asset retirement obligations	17,551	17,131
Long-term portion of capital lease obligations	8,636	9,707
Other non-current liabilities	2,066	2,049

Total liabilities	317,705	339,770
Stockholders’ equity:
Common stock, $0.01 par value, 70,000,000 shares authorized, 19,095,763 and 19,095,763 shares issued and outstanding as of March 31, 2012 and December 31, 2011, respectively	191	191
Preferred stock, $0.01 par value, 1,000,000 shares authorized, 300,000 and zero shares issued and outstanding as of March 31, 2012 and December 31, 2011, respectively	30,000	—
Additional paid-in-capital	208,222	208,044
Accumulated deficit	(39,419)	(38,250)
Accumulated other comprehensive income (loss)	(1,736)	(1,862)

Armstrong Energy, Inc.’s equity	197,258	168,123
Non-controlling interest	15	15

Total stockholders’ equity	197,273	168,138

Total liabilities and stockholders’ equity	$514,978	$507,908

See accompanying notes to unaudited condensed consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (Dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2012	2011

Revenue	$94,073	$71,476
Costs and Expenses:
Operating costs and expenses	69,009	53,243
Depreciation, depletion, and amortization	7,639	6,972
Asset retirement obligation expenses	1,104	956
Selling, general and administrative costs	13,479	8,675

Operating income	2,842	1,630
Other income (expense):
Interest income	20	60
Interest expense	(4,184)	(2,238)
Other income /(expense), net	153	33
Gain on early extinguishment of debt	—	6,954

Income before income taxes	(1,169)	6,439
Income tax provision	—	837

Net income (loss)	(1,169)	5,602
Income attributable to non-controlling interests	—	(2,231)

Net income (loss) attributable to common stockholders	$(1,169)	$3,371

Net income (loss) per share attributable to common stockholders:
Basic and diluted	$(0.06)	$0.18

See accompanying notes to unaudited condensed consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

	Three Months Ended March 31,
	2012	2011

Net income (loss)	$(1,169)	$5,602
Other comprehensive income:
Unrealized loss on derivatives arising during the period, net of tax of zero	(103)	(547)
Less: Reclassification adjustments for loss on derivatives included in net income (loss), net of tax of zero	(229)	—

Other comprehensive income (loss)	126	(547)

Comprehensive income (loss)	(1,043)	5,055
Less: Comprehensive income (loss) attributable to non-controlling interests	—	(2,231)

Comprehensive income (loss) attributable to common stockholders	$(1,043)	$2,824

See accompanying notes to unaudited condensed consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
 Three Months Ended March 31, 2012
(Amounts in thousands)

							Accumulated
	Common Stock		Preferred Stock				Other	Non-	Total
	Number		Number		Additional	Accumulated	Comprehensive	Controlling	Stockholders’
	of Shares	Amount	of Shares	Amount	Paid-in-Capital	Deficit	Loss	Interest	Equity

Balance at December 31, 2011	19,096	$191	—	$—	$208,044	$(38,250)	$(1,862)	$15	$168,138
Net income (loss)	—	—		—	—	(1,169)	—	—	(1,169)
Change in fair value of cash flow hedge	—	—	—	—	—	—	126	—	126
Stock based compensation	—	—	—	—	178	—	—	—	178
Issuance of Series A convertible preferred stock	—	—	300	30,000	—	—	—	—	30,000

Balance at March 31, 2012	19,096	$191	300	$30,000	$208,222	$(39,419)	$(1,736)	$15	$197,273

See accompanying notes to unaudited condensed consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Dollars in thousands)

	Three Months Ended March 31,
	2012	2011

Cash Flows from Operating Activities:
Net income (loss)	$(1,169)	$5,602
Adjustments to reconcile net income to cash provided by operating activities:
Gain on early extinguishment of debt	—	(6,954)
Non-cash stock compensation expense	178	25
Loss from equity affiliate	4	—
Amortization of debt issuance costs	263	54
Depreciation, depletion and amortization	7,639	6,972
Asset retirement obligation expenses	1,104	956
Interest on long-term obligations	71	859
Change in operating assets and liabilities:
Accounts receivable	(3,782)	(3,631)
Inventories	215	(907)
Prepaid and other assets	(157)	(994)
Other non-current assets	2,392	(1,330)
Accounts payable and accrued liabilities	(68)	7,123
Other non-current liabilities	(504)	(17)

Net cash provided by operating activities:	6,186	7,758
Cash Flows from Investing Activities:
Investment in property, plant, equipment, and mine development	(17,570)	(11,294)
Investment in affiliate	(30)	—

Net cash used in investing activities	(17,600)	(11,294)
Cash Flows from Financing Activities:
Payment on capital lease obligations	(1,075)	(943)
Payment of long-term debt	(22,117)	(115,876)
Payment of financing costs and fees	(743)	(3,229)
Proceeds from the issuance of Series A convertible preferred stock	30,000	—
Proceeds from long-term debt	—	100,000
Borrowings under revolving credit agreement	—	18,500
Minority contributions	—	5,000

Net cash used in financing activities	6,065	3,452

Net change in cash and cash equivalents	(5,349)	(84)
Cash, at the beginning of the period	19,580	8,101

Cash, at the end of the period	$14,231	$8,017

	Three Months Ended March 31,
	2012	2011

Supplemental cash flow information:
Non-Cash Transactions:
Assets acquired by capital lease	$—	$757
Investment in property, plant, equipment, and mine development acquired with debt	1,361	355

See accompanying notes to unaudited condensed consolidated financial statements.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
(unaudited)

1.	DESCRIPTION OF BUSINESS AND ENTITY STRUCTURE

The accompanying unaudited condensed consolidated financial statements include the accounts of Armstrong Energy, Inc. and its subsidiaries and controlled entities (collectively the “Company” or “AE”). The Company’s primary business is the production of thermal coal from surface and underground mines located in western Kentucky, for sale to utility, industrial and export markets. Intercompany transactions and accounts have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial reporting and U.S. Securities and Exchange Commission regulations. In the opinion of management, all adjustments, consisting of normal, recurring accruals considered necessary for a fair presentation, have been included. Results of operations for the three months ended March 31, 2012 are not necessarily indicative of results to be expected for the year ending December 31, 2012. These financial statements should be read in conjunction with the audited financial statements and related notes as of and for the year ended December 31, 2011.

Prior to September 30, 2011, the Company consolidated the results of Armstrong Resource Partners, L.P. and its subsidiaries (ARP), which were not majority owned, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810-20, Consolidation — Control of Partnerships and Similar Entities. The Company’s wholly-owned subsidiary, Elk Creek General Partner (ECGP), has an approximate 0.4% ownership in ARP. Beginning in the fourth quarter of 2011, the Company concluded it no longer has control of ARP. Accordingly, it ceased consolidating the results of operations and financial position of ARP and started accounting for ARP under the equity method of accounting (See Note 3). Therefore, the users of the Company’s consolidated financial statements should consider the effect of deconsolidation when comparing 2012 to the periods prior to September 30, 2011.

2.	NEWLY ADOPTED ACCOUNTING STANDARDS AND ACCOUNTING STANDARDS NOT YET IMPLEMENTED

In June 2011, the FASB amended requirements for the presentation of other comprehensive income (loss), requiring presentation of comprehensive income (loss) in either a single, continuous statement of comprehensive income or on separate but consecutive statements, the statement of operations and the statement of other comprehensive income (loss). The amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has reflected the new presentation in its condensed consolidated statements of comprehensive income (loss) with no impact on its results of operations, financial condition or cash flows.

In May 2011, the FASB amended the guidance regarding fair value measurement and disclosure. The amended guidance clarifies the application of existing fair value measurement and disclosure requirements. The amendment is effective for interim and annual periods beginning after December 15, 2011 The adoption of this amendment did not materially affect the Company’s consolidated financial statements.

3.	DECONSOLIDATION OF ARMSTRONG RESOURCE PARTNERS

The Company has historically consolidated the results of ARP in accordance with ASC 810-20 as ECGP was presumed to control the partnership. On October 1, 2011, the partners of ARP entered into the Amended and Restated Agreement of Limited Partnership of Armstrong Resource Partners, L.P. (the ARP LPA). Pursuant to the ARP LPA, effective October 1, 2011, Yorktown Partners LLP (Yorktown), ARP’s largest unit holder, unilaterally may remove the Company’s subsidiary, ECGP, as general partner of ARP or otherwise

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cause a change of control of ARP without the Company’s consent or the consent of the holders of ARP’s equity units. As a result of the loss of control of ARP by ECGP, the Company no longer consolidates the results of operations of ARP effective October 1, 2011 and accounts for its ownership in ARP under the equity method of accounting. Under the deconsolidation accounting guidelines, the Company’s opening investment was recorded at fair value as of the date of deconsolidation. The difference between this initial fair value of the investment and the net carrying value of $311 was recognized as a gain in earnings for the year ended December 31, 2011. As of March 31, 2012, the Company’s investment in ARP totaled $704.

4.	INVENTORIES

Inventories consist of the following amounts:

	March 31,	December 31,
	2012	2011

Materials and supplies	$9,491	$10,371
Coal — raw and saleable	1,703	1,038

Total	$11,194	$11,409

5.	ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following amounts:

	March 31,	December 31,
	2012	2011

Payroll and related benefits	$5,472	$6,101
Taxes other than income taxes	2,456	2,892
Interest	438	494
Asset retirement obligations	1,832	1,821
Royalties	1,067	1,137
Construction retainage	—	375
Other	2,113	1,818

Total	$13,378	$14,638

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the fair value of assets and liabilities using a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: Level 1 — observable inputs such as quoted prices in active markets; Level 2 — inputs, other than quoted market prices in active markets, which are observable, either directly or indirectly; and Level 3 — valuations derived from valuation techniques in which one or more significant inputs are unobservable. In addition, the Company may use various valuation techniques including the market approach, using comparable market prices; the income approach, using present value of future income or cash flow; and the cost approach, using the replacement cost of assets.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, long-term debt, and other long-term obligations. For cash equivalents and accounts receivable, the carrying amounts approximate fair value due to the short maturity or the liquid nature of the balances. For other long-term obligations, the carrying amount approximates fair value due to the relative similarity of the effective interest

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rates, as compared to the current market rates. The estimated fair market values of the Company’s debt instruments and cash flow hedge are as follows:

	March 31, 2012		December 31, 2011
	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Senior Secured Term Loan	$95,000	$95,000	$100,000	$100,000
Senior Secured Revolving Credit Agreement	25,000	25,000	40,000	40,000
Long-term obligation to related party	101,174	96,564	74,848	71,047
Cash flow hedge	1,736	1,736	1,862	1,862

Total	$222,910	$218,300	$216,710	$212,909

As the Senior Secured Term Loan and the Senior Secured Revolving Credit Agreement bear interest at a variable rate, the carrying value of these debt instruments approximates their fair value. The fair value of the long-term obligation to related party was estimated based on the cash flows discounted to their present value. The fair value of the Senior Secured Term Loan, Senior Secured Revolving Credit Agreement, Long-term obligation to related party, and cash flow hedge were determined based on observable market data, which are considered Level 2 inputs within the fair value hierarchy.

7.	RELATED-PARTY TRANSACTIONS

Sale of Coal Reserves

On November 30, 2009, and again on March 31, 2010, May 31, 2010, and November 30, 2010, AE entered into promissory notes with ARP (ARP promissory notes) whereby ARP loaned funds to AE for the sole purpose of making the scheduled payments under the secured debt agreements outstanding with various third parties existing at December 31, 2010 (secured promissory notes). The amounts were $11,000 on November 30, 2009; $9,500 on March 31, 2010; $12,600 on May 31, 2010; and $11,000 on November 30, 2010. The ARP promissory notes had a fixed interest rate of 3%. In addition, contingent interest equal to 7% of revenue would be accrued to the extent it exceeds the fixed interest amount. No payments of principal or interest were due until the earliest of May 31, 2014, or the 91st day after the secured promissory notes had been paid in full. Further, ARP, in lieu of payment of the outstanding amounts of principal and interest, had the option to obtain an interest in the mineral reserves of the Company equal to the percentage of the aggregate amount of principal loaned and related accrued interest to the amount paid by the Company to repay or repurchase and retire the ARP promissory notes. This option could only be exercised if all secured promissory notes are repaid in full.

The secured promissory notes were repaid in full on February 9, 2011, which resulted in ARP exercising its option to convert the ARP promissory notes to a 39.45% undivided interest in its land and mineral reserves, excluding the reserves in Union and Webster Counties. Outstanding principal and interest of the ARP promissory notes totaled $46,620 as of February 9, 2011. As additional consideration for the land and mineral reserves transferred, ARP paid $5,000 cash and certain amounts due ARP totaling $17,871 were forgiven, resulting in aggregate consideration of $69,491. Simultaneous with this transaction, the Company entered into a lease agreement with a subsidiary of ARP, under mutually agreeable terms and conditions, to mine the acquired mineral reserves. The lease is for a term of 10 years and can be extended for additional periods until all the respective merchantable and mineable coal is removed. Due to the Company’s continuing involvement in the land and mineral reserves transferred, this transaction has been accounted for as a financing arrangement. A long-term obligation has been established that will be amortized over a 20 year period, or the estimated life of the mineral reserves, at an annual rate of 7% of the estimated gross revenue generated from the sale of the coal originating from the leased mineral reserves. Based on the Company’s estimates, the

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective interest rate of the obligation was 12.5% at the time of the transaction, which will be adjusted prospectively based on changes to the mine plan.

On October 11, 2011, the Company and its wholly owned subsidiaries, Western Diamond and Western Land, entered into a Royalty Deferment and Option Agreement with certain wholly owned subsidiaries of ARP, Western Mineral Holdings, LLC (WMD) and Ceralvo Holdings, LLC (CVH). Pursuant to this agreement, WMD and CVH agreed to grant the Company and its affiliates the option to defer payment of their pro rata share of the 7% production royalty earned on the 39.45% undivided interest in mineral reserves acquired. In consideration for the granting of the option to defer these payments, the Company and its affiliates granted to WMD the option to acquire an additional partial undivided interest in certain of the mineral reserves held by the Company in Muhlenberg and Ohio Counties by engaging in a financing arrangement, under which it would satisfy payment of any deferred fees by selling part of their interest in the aforementioned coal reserves. The Royalty Deferment and Option Agreement is effective as of February 9, 2011.

On December 29, 2011, the Company entered into a Membership Interest Purchase Agreement with ARP pursuant to which the Company agreed to sell to ARP, indirectly through contribution of a partial undivided interest in certain land and mineral reserves to a limited liability company and transfer of the Company’s membership interests in such limited liability company, an additional partial undivided interest in reserves controlled by AE. In exchange for the Company’s agreement to sell a partial undivided interest in those reserves, ARP paid the Company $20,000. In addition to the cash paid, certain amounts due ARP totaling $5,700 were forgiven, which resulted in aggregate consideration of $25,700. This transaction closed on March 30, 2012, whereby the Company transferred an 11.36% undivided interest in certain of its land and mineral reserves to ARP. The newly transferred mineral reserves were leased back to the Company under the agreement entered into in February 2011 at the same terms. In addition, production royalties earned by ARP from the newly transferred mineral reserves will be deferred under the Royalty Deferment and Option Agreement. Due to the Company’s continuing involvement in the mineral reserves, this transaction is accounted for as an additional financing arrangement and an additional long-term obligation to ARP of $25,700 was recognized in the first quarter of 2012. The effective interest rate of the obligation, adjusted for the additional transfer of land and mineral reserves and updated for the current mine plan, is 10.0%. The cash proceeds from ARP were used to acquire additional land and mineral reserves from a third party in December 2011, as well as for other working capital needs. As of March 31, 2012, ARP has a 50.81% undivided interest in certain land and mineral reserves of the Company and the outstanding long-term obligation to ARP totaled $96,564.

Administrative Services Agreement

Effective as of January 1, 2011, the Company entered into an Administrative Services Agreement with ARP and its general partner, ECGP, pursuant to which the Company agreed to provide ARP with general administrative and management services, including, but not limited to, human resources, information technology, financial and accounting services and legal services. As consideration for the use of the Company’s employees and services, and for certain shared fixed costs, ARP paid the Company $188 and $180 for the three months ended March 31, 2012 and 2011, respectively.

Credit Support Fee

ARP is a co-borrower under the Senior Secured Term Loan and guarantor on both the Senior Secured Revolving Credit Facility and the Senior Secured Term Loan, and substantially all of its assets are pledged as collateral. ARP will receive, as compensation for these restrictions, a fee of 1% of the weighted-average outstanding balance under the Senior Secured Credit Facility, which totaled $258 and $137 for the three months ended March 31, 2012 and 2011, respectively.

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other

In 2006 and 2007, the Company entered into overriding royalty agreements with two key executive employees to compensate them $0.05/ton of coal mined and sold from properties owned by certain subsidiaries of the Company. The agreements remain in effect for the later of 20 years from the date of the agreement or until all salable coal has been extracted. Both royalty agreements transfer with the property regardless of ownership or lease status. The royalties are payable the month following the sale of coal mined from the specified properties. The Company accounts for these royalty arrangements as expense in the period in which the coal is sold. Expense recorded in the three months ended March 31, 2012 and 2011 was $205 and $178, respectively.

8.	DEBT

	March 31,	December 31,
Type	2012	2011

Senior secured term loan	$95,000	$100,000
Senior secured revolving credit facility	25,000	40,000
Other	18,953	19,709

	138,953	159,709
Less: Current maturities	32,383	33,957

Total long-term debt	$106,570	$125,752

On February 9, 2011, the Company entered into a new credit facility (the “Senior Secured Credit Facility”), which is comprised of a $100,000 term loan (the “Senior Secured Term Loan”) and a $50,000 revolving credit facility (the “Senior Secured Revolving Credit Facility”). The Senior Secured Term Loan is a five-year term loan that requires principal payments in the amount of $5,000 on the first day of each quarter commencing on January 1, 2012 through January 1, 2016, with the remaining outstanding principal and interest balance due upon maturity on February 9, 2016. Interest payments are also payable quarterly in arrears on the first day of each quarter. The interest rate fluctuates based on our leverage ratio and the applicable interest option elected. The Senior Secured Revolving Credit Facility provides for quarterly interest payments in arrears that fluctuate on the same terms as our term loan and also provides for a commitment fee based on the unused portion of the facility at certain times. The interest rate on the Senior Secured Credit Facility as of March 31, 2012 was 5.25%. As of March 31, 2012, the Company had $25,000 available for borrowing under the Senior Secured Revolving Credit Facility. The obligations under the Senior Secured Credit Facility are secured by a first lien on substantially all of the Company’s assets, including but not limited to certain of our mines, coal reserves and related fixtures. In addition, ARP is a co-borrower under the Senior Secured Term Loan and guarantor on the Senior Secured Revolving Credit Facility and the Senior Secured Term Loan, and substantially all of its assets are pledged as collateral (see Note 7).

Under the Senior Secured Credit Facility, the Company must comply with certain financial covenants on a quarterly basis including a minimum fixed charge coverage ratio, a maximum leverage ratio, and a minimum consolidated EBITDA amount. The Senior Secured Credit Facility also contains certain limitations on, among other things, additional debt, liens, investments, acquisitions and capital expenditures, future dividends, and asset sales. In July 2011, the Company amended the Senior Secured Credit Facility in connection with a contemplated equity offering. The Senior Secured Credit Facility was amended to allow the equity offering, allow the Company to use a portion of the proceeds to reduce the revolving portion of the credit agreement, revise certain financial covenants, and allow other items impacted by the equity offering. In December 2011, the Senior Secured Credit Facility was again amended to, among other things, allow for the acquisition of additional coal reserves. On February 8, 2012, the Senior Secured Credit Agreement was further amended to

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

modify certain financial covenants as of December 31, 2011 forward. The Company was in compliance with each of the covenants as of March 31, 2012.

Proceeds from the Senior Secured Term Loan and borrowings under the Senior Secured Revolving Credit Facility were used to repay the outstanding principal and interest balance of certain secured promissory notes on February 9, 2011. As a result of the repayment of these debt obligations, the Company recognized a gain on early extinguishment of debt of approximately $6,954 in the three months ended March 31, 2011.

9.	INCOME TAXES

The Company recorded an income tax provision of zero and $837 for the three months ended March 31, 2012 and 2011, respectively. The income tax provision recorded in the three months ended March 31, 2011 related primarily to a liability for alternative minimum tax and certain state income tax. Because of substantial net operating loss carryforwards, the Company has not recognized certain income tax benefits as it does not believe it is more likely than not it will be able to realize its net deferred tax assets. The Company has therefore established a valuation allowance against its net deferred tax assets as of March 31, 2012.

10.	INVESTMENT

Survant Mining Company, LLC

On December 29, 2011, the Company formed a joint venture, Survant Mining Company, LLC (Survant), relating to coal reserves near its Parkway mine with a subsidiary of Peabody Energy, Inc. (Peabody). In connection with the joint venture, Peabody has agreed to contribute an aggregate of approximately 25 million tons of recoverable coal reserves located in Muhlenberg County, Kentucky, and the Company has agreed to contribute certain mining assets to the joint venture. The Company and Peabody have also agreed to contribute 51% and 49%, respectively, of the cash sufficient to complete the development of the mine and sufficient for down payments on mining equipment. The Company will manage the joint venture’s day-to-day operations and the development of the mine in exchange for a $0.50 per ton sold management fee. Peabody will receive a $0.25 per ton commission on all coal sales by the joint venture. The Company applies the equity method to account for its investment in Survant, as it has the ability to exercise significant influence over the operating and financial policies of the joint venture. During the three months ended March 31, 2012, Peabody and the Company each contributed $30 to Survant.

RAM Terminals, LLC

On June 1, 2011, the Company entered into an agreement to acquire an approximate 8.4% equity interest in RAM Terminal, LLC (RAM) for $2,470. RAM owns 600 acres of Mississippi River front property approximately 10 miles south of New Orleans and intends to permit, design and construct a seaborne coal export terminal with an annual through-put capacity of up to 10 million tons. The Company has the option to make additional contributions to RAM, but it is expected all future expenditures will be funded by Yorktown and its affiliates and therefore the Company’s equity interest will be significantly reduced in the future. Because of the Company’s limited influence over the investment and future dilution of ownership interest, the cost method is used to account for this investment. Certain of the Company’s executive officers serve as officers of RAM.

11.	DERIVATIVES

In February 2011, in order to manage the risk associated with changes in interest rates related to the Senior Secured Term Loan, the Company entered into an interest rate swap agreement that effectively converts a portion of its floating-rate debt to a fixed-rate basis, thereby reducing the impact of interest rate changes on

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

future cash interest payments, which began January 1, 2012. As of March 31, 2012, the notional amount of the outstanding interest rate swap agreement, which expires in February 2016, was $47,500. The swap is designated as a cash flow hedge of expected future interest payments and measured at fair value on a recurring basis. Under the interest rate swap agreement, the Company receives three-month LIBOR based interest payments from the swap counterparty and pays a fixed rate of 2.89%. The interest rate swap agreement contains an embedded floor, whereby the Company receives a minimum 1% floating interest rate. LIBOR was 0.478% as of March 31, 2012.

The Company utilizes the best available information in measuring fair value. The interest rate swap is valued based on quoted data from the counterparty, corroborated with indirectly observable market data, which, combined, are deemed to be a Level 2 input in the fair value hierarchy. At March 31, 2012, the Company recorded a liability of $1,736, in other non-current liabilities on the consolidated balance sheet for the fair value of the swap. The effective portion of the related loss on the swap of $1,736, net of tax of zero, is deferred in accumulated other comprehensive income (loss) and will subsequently be reclassified into interest expense during the same period in which the interest payments being hedged affect earnings. No ineffectiveness was recorded in the consolidated statement of operations during the three months ended March 31, 2012. In addition, during the three months ended March 31, 2012 and 2011, $229 and zero was reclassified from accumulated other comprehensive income (loss) to interest expense related to the effective portion of the interest rate swap. The amount of loss expected to be reclassified from accumulated other comprehensive income (loss) to interest expense over the next twelve months is approximately $791.

12.	PREFERRED STOCK

On January 13, 2012, the Company sold 300,000 shares of newly-created Series A Convertible Preferred Stock to certain investment funds managed by Yorktown pursuant to a certificate of designation for net cash consideration totaling $30,000. The proceeds of the sale were used to repay a portion of the outstanding borrowings under the Senior Secured Revolving Credit Facility and for general corporate purposes. The Preferred stockholders are not entitled to dividends. In addition, the Preferred Units convert into common stock of the Company at the consummation of an initial public offering (IPO). Upon the completion of an IPO, the Preferred Stock converts to common stock equal to $30,000 divided by the IPO Price, as defined.

13.	EARNINGS PER SHARE

The computation of basic and diluted earnings (loss) per common share is as follows (in thousands, except per share amounts):

	Three-Months Ended March 31,
	2012	2011

Net income (loss) attributable to common stockholders — basic and diluted	$(1,169)	$3,371

Basic weighted average number of common shares outstanding	19,096	19,111
Effect of dilutive securities	—	27

Diluted weighted average number of common shares outstanding	19,096	19,138

Earnings (loss) per common share — basic and diluted	$(0.06)	$0.18

The diluted weighted average number of common shares calculation excludes all unvested restricted stock for the three months ended March 31, 2012, as they would be antidilutive. As of March 31, 2012, there were 109,150 unvested restricted stock awards outstanding. The outstanding shares of preferred stock have been

Armstrong Energy, Inc. and Subsidiaries
(formerly Armstrong Land Company, LLC and Subsidiaries)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

excluded from the calculation of the diluted weighted average number of common shares outstanding for the three months ended March 31, 2012 as they are contingently convertible upon the closing of an IPO.

14.	COMMITMENTS AND CONTINGENCIES

Legal

The Company is subject to various market, operational, financial, regulatory, and legislative risks. Numerous federal, state, and local governmental permits and approvals are required for mining operations. Federal and state regulations require regular monitoring of mines and other facilities to document compliance. Monetary penalties of $1,030 and $1,121 related to Mine Safety and Health Administration (MSHA) fines were accrued in the results of operations for three months ended March 31, 2012 and 2011, respectively.

On October 28, 2011, a portion of the highwall at the Company’s Equality Mine collapsed, fatally injuring two employees of a local blasting company. Following the accident, pursuant to Section 103(k) of the Mine Act, MSHA issued an order prohibiting all activity at the Equality Mine until it was determined to be safe to resume normal mining operations. MSHA approved resuming mining of the uppermost coal seam on November 2, 2011. An addendum to the ground control plan was submitted to MSHA and approved on November 8, 2011, which allowed for mining of the lower seams to resume. The Company is currently unable to estimate the total cost of this accident, but does not believe the impact should have a material adverse effect on its consolidated cash flows, results of operations or financial condition. The Company will continue to evaluate the need for any necessary accruals or other related expenses as a result of the accident and record the charges in the period in which the determination is made.

Periodically, there may be various claims and legal proceedings against the Company arising from the normal course of business. The Company is also involved in litigation matters arising in the ordinary course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s consolidated financial statements.

Coal Sales Contracts

The Company is committed under multi-year supply agreements to sell coal that meets certain quality requirements at specified prices. These contracts typically have specific and possibly different volume and pricing arrangements for each year of the agreement, which allows customers to secure a supply for their future needs and provides the Company with greater predictability of sales volume and sales prices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer or the Company. The remaining terms of the Company’s long-term contracts range from one to eight years.

ARMSTRONG ENERGY, INC.

           Shares

of

Common Stock

PROSPECTUS

Raymond James

FBR
Stifel Nicolaus Weisel

, 2012

Dealer Prospectus Delivery Obligation

Through and including          , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II:
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by Armstrong Energy, Inc. (the “Company”) and expected to be incurred in connection with the offer and sale of the securities being registered. All amounts are estimates, except the SEC registration fee and the FINRA filing fee.

Amount to be Paid

SEC registration fee	$7,907.40
FINRA filing fee	7,400.00
Blue sky fees and expenses	5,000.00
Nasdaq listing fee	125,000.00
Printing and engraving expenses	195,000.00
Legal fees and expenses	1,200,000.00
Accounting fees and expenses	315,000.00
Transfer agent fees	2,500.00
Miscellaneous	142,192.60

Total	$2,000,000.00

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL permits a Delaware corporation to indemnify its officers, directors and other corporate agents to the extent and under the circumstances set forth therein.

Our amended and restated certificate of incorporation and bylaws provide that, to the fullest extent permitted by the DGCL, directors shall not be personally liable to the Company or its stockholders for monetary damages for breach of duty as a director. Pursuant to Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation eliminates the personal liability of a director to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities:

•	for any breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; and

•	for any transaction from which the director derived an improper personal benefit.

Pursuant to our amended and restated certificate of incorporation, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company, or serves, in any capacity, any corporation, partnership or other entity in which the Company has a partnership or other interest, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. The Company may provide indemnification to employees or agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers. These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The above discussion of Section 145 of the DGCL and of our amended and restated certificate of incorporation and bylaws is not intended to be exhaustive and is respectively qualified in its entirety by Section 145 of the DGCL, our amended and restated certificate of incorporation and our bylaws.

As permitted by Section 145 of the DGCL, we intend to carry primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under the policies, the insurer, on our behalf, may also pay amounts for which we granted indemnification to our directors and officers.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, Armstrong Energy, Inc. and Armstrong Energy, Inc.’s predecessor, Armstrong Land Company, LLC (“Armstrong Land”), issued the following securities that were not registered under the Securities Act:

1. On October 1, 2008, Armstrong Land issued 552,999 shares of common stock to Yorktown Energy Partners VIII, L.P. in consideration of $10,000,000. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

2. On February 10, 2009, Armstrong Land issued 1,105,998 shares of common stock to Yorktown Energy Partners VIII, L.P. in consideration of $20,000,000. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

3. On May 6, 2009, Armstrong Land issued (i) 1,105,998 shares of common stock to Yorktown Energy Partners VIII, L.P., (ii) 13,825 shares of common stock to James H. Brandi and (iii) 2,765 shares of common stock to LucyB Trust in consideration of $20,300,000 in the aggregate, $125,000 of which was evidenced by a non-recourse promissory note executed by Mr. Brandi and secured by a pledge of the shares purchased by Mr. Brandi. These units were issued in a transaction exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

4. On September 15, 2009, Armstrong Land issued 829,499 shares of common stock to Yorktown Energy Partners VIII, L.P. in consideration of $15,000,000. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

5. On January 1, 2010, Armstrong Land issued 11,060 shares of restricted stock to one of its employees. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Rule 701, promulgated under the Securities Act.

6. On August, 16, 2010, Armstrong Land issued 9,954 shares of restricted stock to one of its employees. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Rule 701, promulgated under the Securities Act.

7. On June 1, 2010, Armstrong Land issued 49,770 shares of restricted stock to certain of its employees. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Rule 701, promulgated under the Securities Act.

8. On August 9, 2011, Armstrong Land issued (i) 22,134 shares of common stock to John Stites and (ii) 46,867 shares of common stock to Hutchinson Brothers, LLC. $452,000 of the consideration was paid by non-recourse promissory notes secured by a pledge of the shares purchased, and the balance was evidenced by the contribution to Armstrong Land of minority interests in subsidiaries of Armstrong Land. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

9. On September 21, 2011, Armstrong Land issued 5,530 shares of common stock to one of its employees. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Rule 701, promulgated under the Securities Act.

10. On January 13, 2012, Armstrong Energy, Inc. issued 300,000 shares of Series A convertible preferred stock to Yorktown Energy Partners IX, L.P. in consideration of $30,000,000. These shares were issued in a transaction exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

None.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons pursuant to the provisions described in Item 14 above, or otherwise, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Armstrong Energy, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on May 30, 2012.

ARMSTRONG ENERGY, INC.

By:	/s/ Martin D. Wilson
Martin D. Wilson
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 30, 2012.

Signature	Title

* J. Hord Armstrong, III	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ Martin D. Wilson Martin D. Wilson	President and Director

* J. Richard Gist	Senior Vice President, Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

* Anson M. Beard, Jr.	Director

* James C. Crain	Director

* Richard F. Ford	Director

* Bryan H. Lawrence	Director

* Greg A. Walker	Director

*By: /s/ Martin D. Wilson Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of Underwriting Agreement.
3	.1**	Certificate of Conversion of Armstrong Land Company, LLC to Armstrong Land Company, Inc., effective as of October 1, 2011.
3	.2**	Certificate of Incorporation of Armstrong Land Company, Inc., effective as of October 1, 2011.
3	.3**	Certificate of Amendment to Certificate of Incorporation of Armstrong Land Company, Inc., effective as of October 5, 2011.
3	.4**	Amended and Restated Certificate of Designations of Series A Convertible Preferred Stock of Armstrong Energy, Inc., effective as of March 6, 2012.
3	.5**	Bylaws of Armstrong Energy, Inc., effective as of October 3, 2011.
3	.6**	Survant Mining Company, LLC Limited Liability Company Agreement (The Operating Agreement) effective as of December 2011 by and among Cyprus Creek Land Resources, LLC and Armstrong Coal Company, Inc.
4	.1**	Agreement to Enter into Voting and Stockholders Agreement by and among Armstrong Energy, Inc., J. Hord Armstrong, III, Martin D. Wilson, Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., James H. Brandi, LucyB Trust, Lorenzo Weisman/Danielle Weisman Joint Ownership with Right of Survivorship, Brim Family 2004 Trust, Franklin W. Hobbs IV, Hutchinson Brothers, LLC and John H. Stites, III, dated as of October 1, 2011.
4	.2**	Extension of Agreement to Enter into Voting and Stockholders’ Agreement by and among Armstrong Energy, Inc., Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P. and Yorktown Energy Partners VIII, dated as of February 1, 2012.
4	.3**	Registration Rights Agreement dated April 11, 2012 by and among Armstrong Energy, Inc. and each of the other parties identified on the signature pages thereto.
5	.1**	Form of Opinion of Armstrong Teasdale LLP.
10	.1**	Credit Agreement by and among Armstrong Coal Company, Inc., Armstrong Land Company, LLC, Western Mineral Development, LLC, Western Diamond, LLC, Western Land Company, LLC and Elk Creek, L.P., as Borrowers, the Lenders party thereto, The Huntington National Bank, as Syndication Agent, Union Bank, N.A. as Documentation Agent and PNC Bank, National Association, as Administrative Agent, dated as of February 9, 2011.
10	.2**	First Amendment to Credit Agreement by and among Armstrong Coal Company, Inc., Armstrong Land Company, LLC, Western Mineral Development, LLC, Western Diamond, LLC, Western Land Company, LLC and Elk Creek, L.P., as Borrowers, the Guarantors party thereto, the financial institutions party thereto and PNC Bank, National Association, as Administrative Agent, dated as of July 1, 2011.
10	.3**	Second Amendment to Credit Agreement by and among Armstrong Coal Company, Inc., Armstrong Land Company, LLC, Western Mineral Development, LLC, Western Diamond, LLC, Western Land Company, LLC and Elk Creek, L.P., as Borrowers, the Guarantors party thereto, the financial institutions party thereto and PNC Bank, National Association, as Administrative Agent, dated as of September 29, 2011.
10	.4**	Third Amendment to Credit Agreement by and among Armstrong Coal Company, Inc., Armstrong Energy, Inc., Western Mineral Development, LLC, Western Diamond LLC, Western Land Company, LLC and Armstrong Resource Partners, L.P., as Borrowers, the Guarantors party thereto, the financial institutions party thereto and PNC Bank, National Association, as Administrative Agent, dated as of December 29, 2011.
10	.5**	Fourth Amendment to Credit Agreement by and among Armstrong Coal Company, Inc., Armstrong Energy, Inc., Western Mineral Development, LLC, Western Diamond LLC, Western Land Company, LLC and Armstrong Resource Partners, L.P., as Borrowers, the Guarantors party thereto, the financial institutions party thereto and PNC Bank, National Association, as Administrative Agent, dated as of February 8, 2012.
10	.6**	Coal Mining Lease between Alcoa Fuels, Inc. and Armstrong Coal Company, Inc., dated as of October 27, 2010.

Exhibit
Number		Description

10	.7**	Contract for Purchase and Sale of Eastern Coal by and between Tennessee Valley Authority and Armstrong Coal Company, Inc., dated as of November 30, 2007.
10	.8**	Tennessee Valley Authority Coal Acquisition & Supply Contract Supplement No. 1, dated as of July 29, 2008.
10	.9**	Tennessee Valley Authority Coal Acquisition & Supply Contract Supplement No. 2, dated as of July 29, 2008.
10	.10**	Tennessee Valley Authority Coal Acquisition & Supply Contract Supplement No. 3, dated as of November 12, 2008.
10	.11**	Tennessee Valley Authority Coal Acquisition & Supply Contract Supplement No. 4, dated as of December 11, 2008.
10	.12**	Tennessee Valley Authority Coal Acquisition & Supply Contract Supplement No. 5, dated as of February 12, 2009.
10	.13**	Tennessee Valley Authority Coal Acquisition & Supply Contract Supplement No. 6, dated as of October 9, 2009.
10	.14**	Tennessee Valley Authority Coal Acquisition & Supply Contract Supplement No. 7, dated as of December 29, 2009.
10	.15**	Tennessee Valley Authority Coal Supply & Origination Contract Supplement No. 8, dated as of May 25, 2011.
10	.16**	Tennessee Valley Authority Coal Supply & Origination Contract Supplement No. 9, dated as of August 9, 2011.
10	.17**	Tennessee Valley Coal Supply & Origination Contract Supplement No. 10, dated as of September 20, 2011.
10	.18**	Tennessee Valley Coal Supply & Origination Contract Supplement No. 11, dated as of November 1, 2011.
10	.19**	Tennessee Valley Coal Supply & Origination Contract Supplement No. 12, dated as of November 28, 2011.
10	.20**	Tennessee Valley Coal Supply & Origination Contract Supplement No. 13, dated as of December 1, 2011.
10	.21**	Tennessee Valley Coal Supply & Origination Contract Supplement No. 14, dated as of December 8, 2011.
10	.22**	Tennessee Valley Coal Supply & Origination Contract Supplement No. 15, dated as of December 28, 2011.
10	.23**	Tennessee Valley Coal Supply & Origination Contract Supplement No. 16, dated as of February 21, 2012.
10	.24**	Contract for Purchase and Sale of Coal by and between Tennessee Valley Authority and Armstrong Coal Company, Inc., dated as of September 10, 2008.
10	.25**	Tennessee Valley Coal Acquisition and Supply Contract Supplement No. 1, dated as of March 30, 2009.
10	.26**	Tennessee Valley Coal Acquisition and Supply Contract Supplement No. 2, dated as of October 9, 2009.
10	.27**	Tennessee Valley Coal Supply & Origination Contract Supplement No. 3, dated as of October 15, 2010.
10	.28**	Tennessee Valley Coal Supply & Origination Contract Supplement No. 4, dated as of July 8, 2011.
10	.29**	Tennessee Valley Coal Supply & Origination Contract Supplement No. 5, dated as of , 201 .
10	.30**	Coal Supply Agreement by and between Louisville Gas and Electric Company and Kentucky Utilities Company, as Buyer, and Armstrong Coal Company, Inc., as Seller, effective as of January 1, 2008.
10	.31**	Amendment No. 1 to Coal Supply Agreement by and between Louisville Gas and Electric Company and Kentucky Utilities Company, as Buyer, and Armstrong Coal Company, Inc., as Seller, effective as of July 1, 2008.

Exhibit
Number		Description

10	.32**	Amendment No. 2 to Coal Supply Agreement by and between Louisville Gas and Electric Company and Kentucky Utilities Company, as Buyer, and Armstrong Coal Company, Inc., as Seller, effective as of December 22, 2009.
10	.33**	Letter Agreement by and between Louisville Gas and Electric Company and Kentucky Utilities Company, as Buyer, and Armstrong Coal Company, Inc., as Seller, dated December 8, 2008.
10	.34**	Letter Agreement by and between Louisville Gas and Electric Company and Kentucky Utilities Company, as Buyer, and Armstrong Coal Company, Inc., as Seller, dated April 1, 2009.
10	.35**	Settlement Agreement and Release by and between Louisville Gas and Electric Company and Kentucky Utilities Company and Armstrong Coal Company, Inc., dated as of December 22, 2009.
10	.36**	Coal Supply Agreement by and between Louisville Gas and Electric Company and Kentucky Utilities Company, as Buyer, and Armstrong Coal Company, Inc., as Seller, effective as of December 22, 2009.
10	.37**	Coal Supply Agreement by and between Louisville Gas and Electric Company and Kentucky Utilities Company, as Buyer, and Armstrong Coal Company, Inc., as Seller, effective as of January 1, 2012.
10	.38**	Fuel Purchase Order by and between Louisville Gas and Electric Company and Kentucky Utilities Company, as Buyer, and Armstrong Coal Company, Inc., as Seller, dated July 1, 2008.
10	.39**	Amendment No. 1 to Fuel Purchase Order dated July 1, 2008 by and between Louisville Gas and Electric Company and Kentucky Utilities Company, as Buyer, and Armstrong Coal Company, Inc., as Seller, dated July 28, 2008.
10	.40**	Fuel Purchase Order by and between Louisville Gas and Electric Company and Kentucky Utilities Company, as Buyer, and Armstrong Coal Company, Inc., as Seller, dated January 1, 2010.
10	.41**†	Letter Agreement between Armstrong Land Company, LLC and J. Richard Gist, dated as of September 14, 2009.
10	.42**†	Employment Agreement by and between Armstrong Energy, Inc. and J. Richard Gist, dated as of October 1, 2011.
10	.43**†	Employment Agreement by and between Armstrong Energy, Inc. and J. Hord Armstrong, III, dated as of October 1, 2011.
10	.44**†	Employment Agreement by and between Armstrong Energy, Inc. and Martin D. Wilson, dated as of October 1, 2011.
10	.45**†	Employment Agreement by and between Armstrong Coal Co. and Kenneth E. Allen, dated as of June 1, 2007.
10	.46**†	Employment Agreement by and between Armstrong Coal Co. and David R. Cobb, dated as of January 19, 2007.
10	.47**†	Employment Agreement by and between Armstrong Energy, Inc. and Brian G. Landry, dated as of December 1, 2011.
10	.48**†	Unit Repurchase Agreement by and between Armstrong Land Company, LLC and J. Hord Armstrong, III, dated as of September 30, 2011.
10	.49**†	Unit Repurchase Agreement by and between Armstrong Land Company, LLC and Martin D. Wilson, dated as of September 30, 2011.
10	.50**†	Form of Director Indemnification Agreement.
10	.51**†	Armstrong Energy, Inc. 2011 Long-Term Incentive Plan.
10	.52**†	Restricted Stock Unit Award Agreement between Armstrong Land Company, LLC and David Cobb, dated as of June 1, 2011.
10	.53**†	Restricted Stock Unit Award Agreement between Armstrong Land Company, LLC and J. Hord Armstrong, III, dated as of June 1, 2011.
10	.54**†	Restricted Stock Unit Award Agreement between Armstrong Land Company, LLC and Kenny Allen, dated as of June 1, 2011.
10	.55**†	Restricted Stock Unit Award Agreement between Armstrong Land Company, LLC and Martin D. Wilson, dated as of June 1, 2011.

Exhibit
Number		Description

10	.56**†	Amended Overriding Royalty Agreement by and among Western Land Company, LLC, Western Diamond, LLC, Ceralvo Holdings, LLC, Armstrong Mining, Inc., Armstrong Coal Company, Inc., Armstrong Land Company, LLC and Kenneth E. Allen, dated as of December 3, 2008.
10	.57**†	Amended Overriding Royalty Agreement by and among Western Land Company, LLC, Western Diamond, LLC, Ceralvo Holdings, LLC, Armstrong Mining, Inc., Armstrong Coal Company, Inc., Armstrong Land Company, LLC and David R. Cobb, dated as of December 3, 2008.
10	.58**	Administrative Services Agreement by and between Armstrong Energy, Inc., Armstrong Resource Partners, L.P. and Elk Creek GP, LLC, effective as of January 1, 2011.
10	.59**	Promissory Note of Armstrong Land Company, LLC in favor of Elk Creek, L.P. in the principal amount of $11.0 million, dated November 30, 2009.
10	.60**	Promissory Note of Armstrong Land Company, LLC in favor of Elk Creek, L.P. in the principal amount of $9.5 million, dated March 31, 2010.
10	.61**	Promissory Note of Armstrong Land Company, LLC in favor of Elk Creek, L.P. in the principal amount of $12.6 million, dated May 31, 2010.
10	.62**	Promissory Note of Armstrong Land Company, LLC in favor of Elk Creek, L.P. in the principal amount of $11.0 million, dated November 30, 2010.
10	.63**	Credit and Collateral Support Fee, Indemnification and Right of First Refusal Agreement by and between Armstrong Land Company, LLC, Armstrong Resource Holdings, LLC, Western Diamond, LLC, Western Land Company, LLC, Armstrong Coal Company, Inc., Elk Creek, L.P., Elk Creek Operating, L.P., Ceralvo Holdings, LLC and Western Mineral Development, LLC, effective as of February 9, 2011.
10.64		Lease and Sublease Agreement between Armstrong Coal Company, Inc. and Ceralvo Holdings, LLC, dated February 9, 2011.
10	.65**	Royalty Deferment and Option Agreement by and between Armstrong Coal Company, Inc., Western Diamond, LLC, Western Land Company, LLC and Western Mineral Development, LLC, effective February 9, 2011.
10	.66**	Lease Agreement by and between Armstrong Coal Company, Inc. and David and Rebecca Cobb, dated August 1, 2009.
10	.67**	Option Amendment, Option Exercise and Membership Interest Purchase Agreement by and between Armstrong Land Company, LLC, Armstrong Resource Holdings, LLC, Western Diamond, LLC, Western Land Company, LLC, Western Mineral Development, LLC, and Elk Creek, L.P., dated as of February 9, 2011.
10	.68**	Coal Mining Lease and Sublease by and between Ceralvo Holdings, LLC and Armstrong Coal Company, Inc., dated as of February 9, 2011.
10	.69**	Contract to Sell Real Estate by and between Western Diamond LLC, Western Land Company, LLC and Western Mineral Development, LLC, dated as of October 11, 2011.
10.70		Asset Purchase Agreement between Cyprus Creek Land Resources, LLC and Armstrong Coal Company, Inc., dated as of December 29, 2011, by and between Cyprus Creek Land Resources, LLC and Armstrong Coal Company, Inc.
10.71		Formation and Transfer Agreement by and among Cyprus Creek Land Resources, LLC and Cyprus Creek Land Company, and Armstrong Coal Company, Inc. and Western Land Company, LLC, effective as of December 29, 2011.
10.72		Contract to Sell and Lease Real Estate between Midwest Coal Reserves of Kentucky, LLC and Armstrong Coal Company, Inc. dated December 25, 2011.
10	.73**	Membership Interest Purchase Agreement dated as of December 29, 2011 by and between Western Diamond LLC and Western Land Company, LLC, and Armstrong Resource Partners, L.P.
10	.74**	Subscription Agreement dated January 12, 2012 dated as of December 29, 2011 by and between Yorktown Energy Partners IX, L.P. and Armstrong Energy, Inc.
16	.1**	Letter from Grant Thornton LLP to Securities and Exchange Commission.
16	.2**	Letter from KPMG LLP to Securities and Exchange Commission.

Exhibit
Number		Description

21	.1**	List of Subsidiaries.
23	.1**	Consent of Armstrong Teasdale LLP (included in Exhibit 5.1).
23.2		Consent of Ernst & Young LLP.
23	.3**	Consent of Weir International, Inc.
24	.1**	Power of Attorney (included on signature page).
99	.1**	Audit Committee Charter.
99	.2**	Compensation Committee Charter.
99	.3**	Nominating, Corporate Governance and Risk Management Committee Charter.

*	To be filed by amendment.

**	Previously filed.

†	Indicates a management contract or compensatory plan or arrangement.